

VARIABLE INSURANCE PORTFOLIOS

Annual Report

DECEMBER 31, 2018

Ivy Variable Insurance Portfolios

Asset Strategy	Class I	Class II
Balanced		Class II
Energy	Class I	Class II
Growth		Class II
High Income	Class I	Class II
International Core Equity		Class II
Mid Cap Growth	Class I	Class II
Natural Resources		Class II
Science and Technology	Class I	Class II
Small Cap Core		Class II
Small Cap Growth	Class I	Class II

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), you may not be receiving paper copies of the Fund's annual or semi-annual shareholder reports by mail, unless you specifically request paper copies of the reports from the insurance company that offers your variable annuity or variable life insurance contract or from your financial intermediary. Instead of delivering paper copies of the report, the insurance company may choose to make the reports available on a website, and will notify you by mail each time a shareholder report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your insurance company.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the insurance company or your financial intermediary electronically by following the instructions provided by the insurance company or by contacting your financial intermediary.

You may elect to receive all future Fund shareholder reports in paper free of charge from the insurance company. You can inform the insurance company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions provided by the insurance company or by contacting your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract with the insurance company.

CONTENTS



Philip J. Sanders, CFA

DECEMBER 31, 2018 (UNAUDITED)

Dear Shareholder,

While most of the fiscal year remained relatively calm, dramatic market volatility returned in the final quarter of 2018. The U.S. stock market, which had hit record highs during 2018, concluded the year with the worst quarter for U.S. equities since 2011 and the S&P 500 Index was down 6.24% over the 12-month period. As the year progressed, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors.

The U.S. economy is likely to finish 2018 with the strongest growth rate since the Great Recession that began 10 years ago. Our optimism is tempered somewhat for 2019 as we forecast U.S. gross domestic product (GDP) growth stabilizing around 2.5% with the possibility of further deceleration during the year.

The U.S. Federal Reserve (Fed) has indicated that short-term interest rates are close to what it believes to be neutral, meaning that policy is neither loose nor restrictive. We believe slower economic growth and lower oil prices will keep inflation well contained in early 2019, which is why the Fed decided to take a more dovish tone and ease its pace of quarterly rate hikes. Our base case belief is the Fed will raise rates once, possibly twice, in 2019.

The deterioration in eurozone economic data seems to be waning following an agreement between the U.S. and European Union (EU) to discuss a reduction in tariffs on industrial goods. Brexit negotiations between the U.K. and EU continue to be choppy, which has caused some delays in anticipated capital spending for the eurozone. While we believe the two parties will come to a resolution for the U.K.'s exit from the EU, the ongoing negotiations may cause lingering economic tumult until a deal can be reached.

Emerging markets faced multiple headwinds over the year, namely a strong dollar, China's focus on deleveraging and regulations, trade wars, volatile energy prices and increased geopolitical risks. By comparison, U.S. equities benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

The U.S.-China trade negotiations remain front and center for many emerging market economies. Any resolution to trade disputes would be critical not just for China, but also its Asian trading counterparts like South Korea and Taiwan. As such, we are cautiously optimistic for a status quo on the trade war without further escalations. We believe China has started loosening policy on the domestic front and we anticipate an easing of regulatory, monetary and fiscal policy as well, which should be supportive of the domestic economy. We believe emerging markets continue to offer a sound longer term fundamental outlook; however, market volatility is likely to persist until there is more clarity surrounding potential risks.

Overall, volatility was the name of the game across the fiscal year. Several forces conspired to create this environment, including macro events like the global trade slowdown and tightening monetary policy, as well as the staggering of the FAANG (Facebook, Apple, Amazon, Netflix and Google-parent Alphabet) stocks, which have been a major equities catalyst over the past couple of years.

Looking ahead, we believe the markets are likely to remain choppy for some time, although the landscape should present more selective opportunities, with greater emphasis on the fundamentals and quality of asset classes and sectors.

We believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Economic Snapshot

	12/31/18	12/31/17
S&P 500 Index	2,506.85	2,673.61
MSCI EAFE Index	1,719.88	2,050.79
10-Year Treasury Yield	2.69%	2.40%
U.S. unemployment rate	3.9%	4.1%
30-year fixed mortgage rate	4.55%	3.99%
Oil price per barrel	$45.41	$60.42

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2018.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

ILLUSTRATION OF PORTFOLIO EXPENSES

IVY VIP

(UNAUDITED)

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	
Asset Strategy							
Class I	$1,000	$930.80	$ 3.77	$1,000	$ 1,021.26	$3.94	0.78%
Class II	$1,000	$929.60	$5.02	$1,000	$ 1,020.01	$5.25	1.03%
Balanced							
Class II	$1,000	$952.30	$4.98	$1,000	$ 1,020.15	$ 5.15	1.00%
Energy							
Class I	$1,000	$635.00	$3.76	$1,000	$1,020.63	$4.65	0.94%
Class II	$1,000	$634.20	$4.90	$1,000	$ 1,019.19	$6.06	1.19%
Growth							
Class II	$1,000	$926.90	$4.82	$1,000	$ 1,020.19	$5.05	1.00%
High Income							
Class I	$1,000	$965.30	$3.24	$1,000	$ 1,021.90	$3.34	0.66%
Class II	$1,000	$ 964.10	$4.52	$1,000	$1,020.64	$4.65	0.91%
International Core Equity							
Class II	$1,000	$845.00	$5.35	$1,000	$ 1,019.38	$5.86	1.16%
Mid Cap Growth							
Class I	$1,000	$898.70	$4.08	$1,000	$1,020.90	$4.34	0.85%
Class II	$1,000	$897.50	$ 5.31	$1,000	$ 1,019.65	$5.66	1.10%
Natural Resources							
Class II	$1,000	$ 784.40	$5.44	$1,000	$ 1,019.14	$ 6.16	1.20%
Science and Technology							
Class I	$1,000	$ 871.00	$ 4.21	$1,000	$1,020.68	$4.55	0.90%
Class II	$1,000	$869.90	$5.42	$1,000	$ 1,019.41	$5.86	1.15%
Small Cap Core							
Class II	$1,000	$830.40	$5.40	$1,000	$ 1,019.34	$5.96	1.16%
Small Cap Growth							
Class I**	$1,000	$877.60	$ 5.15	$1,000	$ 1,019.81	$5.54	1.07%[3]
Class II	$1,000	$857.00	$5.20	$1,000	$ 1,019.62	$5.65	1.11%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2018, and divided by 365.

**Actual inception date for this share class is 11-5-18 (the date on which shares were first acquired by shareholders). The calculations are based on 57 days in the period ended December 31, 2018.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

(3)Annualized expense ratio based on the period excluding reorganization expense was 0.86%.

The above illustrations are based on ongoing costs only.



F. Chace Brundige



W. Jeffery Surles

Below, F. Chace Brundige, CFA, W. Jeffery Surles, CFA, portfolio managers of Ivy VIP Asset Strategy, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Brundige has managed the Portfolio since 2014 and has 25 years of industry experience. Mr. Surles was named a co-portfolio manager on the Portfolio in February 2018. He has 17 years of industry experience. Cynthia Prince-Fox previously was a co-portfolio manager of the Portfolio. She retired effective April 30, 2018.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018

Ivy VIP Asset Strategy (Class II shares at net asset value) Benchmark(s) and/or Morningstar and Lipper Categories	-5.44%
MSCI All Country World Index (ACWI) (generally reflects the performance of stocks in 46 developed and emerging markets)	-9.42%
S&P 500 Index (generally reflects the performance of large-capitalization U.S. stocks)	-4.38%
Bloomberg Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	0.01%
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	1.83%
Morningstar World Allocation Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-8.01%
Lipper Variable Annuity Alternative Other Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-5.15%

Multiple indexes are shown because the Portfolio invests in multiple asset classes. The MSCI All Country World Index (ACWI) benchmark replaced the previous benchmarks shown above effective February 5, 2018, because the Portfolio's adviser believes that this index is more representative of the types of securities that the Portfolio purchases.

Please note that the Portfolio returns include applicable investment fees and expense, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios. Multiple indexes are shown because the Portfolio invests in multiple asset classes.

A year of significant change

2018 proved to be an eventful year both for both the Portfolio and financial markets. In February, the Portfolio's investment process changed as we started operating with a defined risk budget; at the same time, the Portfolio's benchmark changed to an all-equity index, the MSCI ACWI. We aim to generate MSCI ACWI-like returns over an investment cycle with 70-90% of that index's expected risk.

Financial markets experienced the most challenging year for asset prices globally in 10 years. Negative returns persisted across all the major asset classes we track, including equities, fixed income and commodity markets. After 10 years of largely positive catalysts for riskier asset prices, a confluence of factors came to the surface during the fourth quarter of 2018 and led to a ferocious drawdown in asset prices. Fears that the U.S. Federal Reserve (Fed) would overtighten monetary policy, global trade wars, government shutdowns and the outcome of Brexit negotiations led to the largest repricing of risk assets since the global financial crisis.

While global economic growth largely held steady during the year, several leading indicators began to show cracks in the final quarter of the fiscal year. Purchasing manager index data globally started to slow, profit warnings began to appear from several bellwether companies, European consumer data weakened and commodity prices collapsed. The few remaining areas of positive returns were quickly wiped out as the year drew to a close, with U.S. equities falling and credit spreads widening aggressively.

Sharp reversal late in fiscal year

The Portfolio had a negative return for the fiscal year; however, it outperformed on a relative basis, exceeding the return of the MSCI ACWI and was competitive with the return of its Lipper Universe Average.

For the first eight months of the fiscal year, the Portfolio was positioned more aggressively and operated near the top end of its defined risk budget of 70-90% of the predicted risk of the benchmark index. The Portfolio was able to keep pace with and even exceed the benchmark while it was experiencing positive returns. The Portfolio reduced the risk level toward the end of the third quarter to below the midpoint (<80% predicted total risk) of the risk target because of a growing number of macro headwinds. With hindsight, we believe it would have been appropriate to have taken risk down further ahead of the volatility experienced in the fourth quarter, but the risk reduction did help the Portfolio's aggregate performance versus the MSCI ACWI.

Given the risk position early in the fiscal year, the Portfolio maintained heavy equity weightings though most of the first three quarters. The equity weighting was in the mid-70% area at the start of the year and remained near that level until we reduced risk near the end of the third quarter. For the rest of the year, the weighting was in the high-60% area. Fixed income comprised about 20% of assets early in the year but rose to just over 25% as we reduced risk. The gold allocation held fairly stable at 4.5-5% of assets.

The equity portfolio started off the year strong, held firm through the middle part of the year and, despite giving up some performance in the volatility of the fourth quarter, was the largest single contributor to the Portfolio's relative outperformance against the benchmark. Our credit-heavy fixed income portfolio spent most of the year in positive territory despite major credit indices being firmly negative. It also gave up performance in the fourth quarter and finished the year in slightly negative territory.

During the fourth quarter we had the first real test of our new risk budget process during a drawdown in asset prices. For most of that quarter, we were operating at 77-78% of the total predicted risk versus the benchmark index. During the quarter, we actually experienced 81% of the downside to the benchmark. While not precise, it was well within our expected error range and a good test of our ability to deliver on our new process. While our diversifying sleeve will often hold diversifying assets that are risky on a standalone basis — such as high yield and emerging market debt — we are building the Portfolio on an asset-by-asset basis. These assets have certain diversifying traits that help control the risk profile on a Portfolio-wide basis while still providing potential for total return.

The equity portfolio in isolation outperformed the benchmark index for the year, despite lagging the index return during the final quarter of the year. That performance was driven largely by stock selection, as we would expect. Names in the technology sector led performance, as the Portfolio received strong contributions from long-held issues including Microsoft Corp., Adobe Systems, Inc., and Intuit, Inc., all of which were reduced from peak weightings during the summer and early fall.

Semiconductor and hardware-related stocks, such as Apple, Inc., detracted from performance somewhat for the year. Stock selection in the health care sector helped performance, across biotechnology, pharmaceuticals and hospitals. A shift into a higher consumer staples weighting midway through the year helped primarily via allocation effect, especially during the fourth quarter. We finally found relative value in certain areas of consumer staples at a time when they began to perform better — but of course relative value is often a driver of relative performance and we are always on the lookout.

On the negative front, our energy stocks underperformed the sector, with oilfield services the weakest. The majority of that weakness was experienced during the fourth quarter's drawdown in crude oil prices. Our lack of an allocation to utilities also provided a bit of a headwind relative to the benchmark index, again most prominent in the fourth quarter.

Our fixed income portfolio, which comprised the bulk of our diversifying assets, held up well until the fourth quarter. The credit-heavy portfolio was not able to fully withstand the onslaught of negative macro data and lost about 3% during that quarter. Many of our fixed income positions contained optionality to higher interest rates either through floating interest rate structures or fixed-to-floating coupons. Those characteristics did not hold up as well as we would have liked during the fourth quarter as interest rates rallied aggressively and the market started pricing in a reduced probability of additional Fed rate hikes. Despite those headwinds, the fixed income portfolio generally served its purpose well throughout the year, dampening portfolio volatility while generating positive return against the benchmark in a down market.

On a security basis, the Portfolio's high yield positions in telecommunications & oil services were particularly poor performers, as were our emerging market positions in Argentina. Positives were emerging market debt positions in Brazil, which in sharp contrast to Argentina were some of our best performing positions and showed the bifurcation that happened across emerging markets. Holdings in subordinated debt under European banks also performed well, along with select U.S. Treasury positions. Gold struggled early in the year as interest rates rose but it showed why we own it during the volatility in the fourth quarter, becoming the best-performing asset at up more than 7.5%.

Clouded outlook

Our outlook for the future is quite clouded. Negatives continue to stack up as a slew of additional profit warnings since the end of the calendar year have added to the already sour macro backdrop. But asset prices have corrected meaningfully and a number of potential positive catalysts exist through the potential for trade resolution, reopening of the U.S. government from its shutdown late in 2018, and additional stimulus which could positively impact asset prices. Most of these events are binary and very hard to predict.

In addition, we feel we have little edge in trying to determine if or when a trade deal gets struck with China. Our edge lies more in security selection and portfolio construction. Given that situation, we have been operating with a fairly cautious risk stance, limiting the size of our commitments and keeping our predicted total risk slightly below the midpoint of our target range.

The Portfolio's focus has been on bottom-up security selections, with our sector weights showing less deviation from the benchmark than at any time in the past year. Our large technology overweight relative to the benchmark index has been reduced and more defensive sectors, such as consumer staples, have come into focus as we manage equity portfolio risk from a bottom-up perspective.

With the diversifying portfolio, we continue to seek individual securities that can provide risk diversification with an element of total return. We have taken a more neutral stance on interest rates, as we feel the Fed is in a bind with no good answers. Interest rate hikes have clearly slowed the economy and balance sheet runoff has tightened liquidity. Yet despite the rate hikes, employment remains strong and wage growth continues to build slowly. We expect this to cause the Fed to pause its rate increases as it reassesses the macro situation.

We expect to remain in this reduced risk mode until either the macro picture becomes clearer or valuation spreads compress to levels that provide more potential reward for the risk. While we have seen some compression in valuations, it still has not gotten near levels we feel will merit attention, given the starting points of relatively high equity valuations and corporate operating margins, as well as historically tight credit spreads. Until we get clarity on these issues, we expect to remain focused on bottom-up portfolio construction through security selection and on limiting the Portfolio's risk profile.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

The Portfolio may allocate its assets among different asset classes of varying correlation around the globe.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Portfolio may seek to hedge market risk via the use of derivative instruments. Such investments involve additional risks.

Investing in commodities is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising.

These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Asset Strategy.

PORTFOLIO HIGHLIGHTS

ASSET STRATEGY

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	67.4%
Information Technology	14.1%
Financials	11.9%
Industrials	9.5%
Consumer Staples	8.8%
Health Care	8.7%
Consumer Discretionary	6.0%
Energy	4.5%
Communication Services	3.1%
Materials	0.8%
Bullion (Gold)	5.6%
Bonds	24.5%
Corporate Debt Securities	12.7%
Loans	5.8%
United States Government and Government Agency Obligations	4.1%
Other Government Securities	1.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.5%

Country Weightings

North America	52.2%
United States	51.3%
Other North America	0.9%
Europe	25.4%
France	6.4%
United Kingdom	4.8%
Switzerland	4.3%
Netherlands	3.5%
Other Europe	6.4%
Pacific Basin	12.9%
Japan	3.5%
Other Pacific Basin	9.4%
Bullion (Gold)	5.6%
South America	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.5%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Coca-Cola Co. (The)	United States	Consumer Staples	Soft Drinks
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Wal-Mart Stores, Inc.	United States	Consumer Staples	Hypermarkets & Super Centers
QUALCOMM, Inc.	United States	Information Technology	Semiconductors
Airbus SE	France	Industrials	Aerospace & Defense
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT ASSET STRATEGY



			$50,000
Ivy VIP Asset Strategy (Class II)(1)	$17,792		
MSCI ACWI Index(2)	$24,690		
S&P 500 Index	$34,303		
Bloomberg Barclays U.S. Aggregate Bond Index	$14,075		
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index.................	$10,347		

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2)Effective February 6, 2018, the MSCI ACWI Index is the Portfolio's new benchmark index. IICO believes that this index is a more representative index for the types of securities that the Portfolio purchases than the three indexes listed.

Average Annual Total Return(3)	Class I	Class II
1-year period ended 12-31-18	-5.20%	-5.44%
5-year period ended 12-31-18	—	-1.10%
10-year period ended 12-31-18	—	5.93%
Since Inception of Class through 12-31-18(4)	3.17%	—

(3)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(4)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

CONSOLIDATED SCHEDULE OF INVESTMENTS

ASSET STRATEGY *(in thousands)*

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 1.0%		
Discovery Holding Co., Class A (A)(B)	314	$ 7,765
Integrated Telecommunication Services – 1.0%		
China Unicom Ltd. (C)	6,860	7,309
Interactive Media & Services – 1.1%		
Alphabet, Inc., Class A (A)	8	8,068
Total Communication Services – 3.1%		**23,142**
Consumer Discretionary		
Auto Parts & Equipment – 0.9%		
Magna International, Inc. (C)	147	6,663
Automobile Manufacturers – 1.3%		
Suzuki Motor Corp. (C)	203	10,217
Home Improvement Retail – 1.0%		
Home Depot, Inc. (The)	43	7,363
Internet & Direct Marketing Retail – 1.8%		
Amazon.com, Inc. (A)	9	13,698
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (A)	—*	—
Leisure Products – 0.0%		
Media Group Holdings LLC, Series H (A)(D)(E)(F)	32	—*
Media Group Holdings LLC, Series T (A)(D)(E)(F)	4	287
		287
Restaurants – 1.0%		
Compass Group plc (C)	346	7,286
Total Consumer Discretionary – 6.0%		**45,514**
Consumer Staples		
Household Products – 1.3%		
Procter & Gamble Co. (The)	104	9,547
Hypermarkets & Super Centers – 1.6%		
Wal-Mart Stores, Inc.	130	12,149
Packaged Foods & Meats – 2.5%		
Danone S.A. (C)	98	6,907
Nestle S.A., Registered Shares (C)	144	11,699
		18,606
Soft Drinks – 1.8%		
Coca-Cola Co. (The)	293	13,859
Tobacco – 1.6%		
ITC Ltd.(C)	861	3,473

COMMON STOCKS (Continued)	Shares	Value
Tobacco (Continued)		
Philip Morris International, Inc.	130	$ 8,652
		12,125
Total Consumer Staples – 8.8%		**66,286**
Energy		
Integrated Oil & Gas – 1.5%		
Royal Dutch Shell plc, Class A (C)	384	11,328
Oil & Gas Equipment & Services – 1.2%		
Halliburton Co.	165	4,383
Schlumberger Ltd.	121	4,357
		8,740
Oil & Gas Exploration & Production – 1.8%		
Cabot Oil & Gas Corp.	185	4,137
EOG Resources, Inc.	71	6,213
Noble Energy, Inc.	184	3,458
		13,808
Total Energy – 4.5%		**33,876**
Financials		
Consumer Finance – 0.8%		
ORIX Corp. (C)	425	6,205
Diversified Banks – 5.4%		
Axis Bank Ltd. (C)	1,019	9,035
BNP Paribas S.A. (C)	141	6,372
China Construction Bank Corp. (C)	8,937	7,319
Industrial and Commercial Bank of China Ltd., H Shares (C)	10,458	7,438
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (C)	1,270	6,231
UniCredit S.p.A. (C)	397	4,502
		40,897
Life & Health Insurance – 1.7%		
AIA Group Ltd. (C)	1,572	13,057
Multi-Line Insurance – 1.1%		
Sampo plc, A Shares (C)	179	7,931
Multi-Sector Holdings – 1.2%		
Berkshire Hathaway, Inc., Class B (A)	43	8,719
Regional Banks – 1.7%		
KeyCorp	420	6,214
PNC Financial Services Group, Inc. (The)	57	6,675
		12,889
Total Financials – 11.9%		**89,698**
Health Care		
Biotechnology – 2.1%		
BioMarin Pharmaceutical, Inc. (A)	95	8,105
Sarepta Therapeutics, Inc. (A)	69	7,530
		15,635

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 1.5%		
Medtronic plc	121	$ 11,001
Managed Health Care – 0.8%		
UnitedHealth Group, Inc.	24	6,095
Pharmaceuticals – 4.3%		
Merck KGaA (C)	58	5,974
Pfizer, Inc.	482	21,043
Zoetis, Inc.	65	5,564
		32,581
Total Health Care – 8.7%		**65,312**
Industrials		
Aerospace & Defense – 3.2%		
Airbus SE (C)	123	11,767
Lockheed Martin Corp.	21	5,368
Northrop Grumman Corp.	28	6,830
		23,965
Construction & Engineering – 2.3%		
Larsen & Toubro Ltd. (C)	502	10,331
Vinci (C)	86	7,033
		17,364
Construction Machinery & Heavy Trucks – 1.0%		
Caterpillar, Inc.	57	7,239
Electrical Components & Equipment – 0.8%		
Schneider Electric S.A. (C)	91	6,190
Railroads – 1.5%		
Kansas City Southern	58	5,527
Union Pacific Corp.	44	6,031
		11,558
Trading Companies & Distributors – 0.7%		
Ferguson plc (C)	78	5,011
Total Industrials – 9.5%		**71,327**
Information Technology		
Application Software – 2.5%		
Adobe, Inc. (A)	42	9,440
Intuit, Inc.	49	9,634
		19,074
Data Processing & Outsourced Services – 1.8%		
Visa, Inc., Class A	106	13,935
Electronic Equipment & Instruments – 0.6%		
Keyence Corp. (C)	9	4,498
Semiconductor Equipment – 1.7%		
Applied Materials, Inc.	199	6,503
ASML Holding N.V., Ordinary Shares (C)	41	6,366
		12,869

ASSET STRATEGY *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 2.7%		
QUALCOMM, Inc.	210	$ 11,953
Taiwan Semiconductor Manufacturing Co. Ltd. (C)	1,099	7,981
		19,934
Systems Software – 3.1%		
Microsoft Corp.	228	23,133
Technology Hardware, Storage & Peripherals – 1.7%		
Apple, Inc.	47	7,383
Samsung Electronics Co. Ltd. (C)	154	5,376
		12,759
Total Information Technology – 14.1%		106,202
Materials		
Diversified Metals & Mining – 0.8%		
Glencore International plc (C)	1,713	6,367
Total Materials – 0.8%		6,367
TOTAL COMMON STOCKS – 67.4%		$507,724
(Cost: $528,269)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 1.7%		
Altice France S.A., 8.125%, 2-1-27 (G)	$2,600	2,450
Altice S.A.:		
7.750%, 5-15-22 (B)(G)	6,448	5,868
7.625%, 2-15-25 (G)	4,656	3,480
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal) (3-Month U.S. LIBOR plus 63 bps), 3.064%, 4-15-24 (H)	1,528	1,493
		13,291
Integrated Telecommunication Services – 0.9%		
Frontier Communications Corp.:		
7.625%, 4-15-24	2,119	1,091
6.875%, 1-15-25	4,337	2,201
11.000%, 9-15-25 (B)	3,180	1,980
9.000%, 8-15-31	2,119	1,134
		6,406
Total Communication Services – 2.6%		19,697
Consumer Discretionary		
Leisure Facilities – 0.3%		
Circuit of the Americas LLC, Series D, 0.000%, 12-31-20 (I)	3,642	2,023
Total Consumer Discretionary – 0.3%		2,023

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Integrated Oil & Gas – 0.5%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.), 8.750%, 5-23-26	$ 3,219	$ 3,610
Oil & Gas Equipment & Services – 0.2%		
SESI LLC, 7.125%, 12-15-21	1,963	1,669
Total Energy – 0.7%		5,279
Financials		
Diversified Banks – 6.1%		
Barclays plc, 7.875%, 12-29-49 (B)	10,192	10,192
BNP Paribas S.A., 7.625%, 12-29-49 (G)	2,810	2,863
HSBC Holdings plc, 6.875%, 12-29-49	3,865	3,972
ING Groep N.V., Certicaaten Van Aandelen, 6.000%, 10-16-66	4,280	4,158
Intesa Sanpaolo S.p.A., 5.710%, 1-15-26 (G)	2,830	2,595
Royal Bank of Scotland Group plc (The):		
7.500%, 12-29-49	1,181	1,169
8.625%, 12-29-49 (B)	10,193	10,550
Societe Generale Group, 7.375%, 12-29-49 (G)	5,723	5,573
Standard Chartered plc, 7.500%, 12-29-49 (G)	2,481	2,487
UniCredit S.p.A., 5.861%, 6-19-32 (G)	2,700	2,370
		45,929
Diversified Capital Markets – 1.2%		
Credit Suisse Group AG:		
7.125%, 7-29-66 (B)	4,889	4,828
7.500%, 6-11-67 (G)	3,950	4,015
		8,843
Investment Banking & Brokerage – 0.6%		
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 117 bps), 3.786%, 5-15-26 (H)	4,330	4,156
Specialized Finance – 0.1%		
Syngenta Finance N.V.:		
4.441%, 4-24-23 (G)	321	309
5.182%, 4-24-28 (G)	480	446
		755
Total Financials – 8.0%		59,683
Industrials		
Security & Alarm Services – 0.8%		
Prime Security Services Borrower LLC, 9.250%, 5-15-23 (G)	5,762	5,942
Total Industrials – 0.8%		5,942

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Information Technology		
Data Processing & Outsourced Services – 0.3%		
Alliance Data Systems Corp., 5.375%, 8-1-22 (G)	$ 2,189	$ 2,134
Total Information Technology – 0.3%		2,134
TOTAL CORPORATE DEBT SECURITIES – 12.7%		$94,758
(Cost: $101,954)		

OTHER GOVERNMENT SECURITIES(J)		
Argentina – 1.4%		
Province of Mendoza, 8.375%, 5-19-24	4,362	3,533
Republic of Argentina:		
4.625%, 1-11-23	6,531	5,160
5.875%, 1-11-28	2,100	1,509
		10,202
Luxembourg – 0.5%		
Rumo Luxembourg S.a.r.l., 7.375%, 2-9-24 (G)	3,651	3,806
TOTAL OTHER GOVERNMENT SECURITIES – 1.9%		$14,008
(Cost: $16,284)		

LOANS(H)		
Communication Services		
Integrated Telecommunication Services – 0.7%		
West Corp. (3-Month ICE LIBOR plus 400 bps), 6.527%, 10-10-24	6,156	5,636
Total Communication Services – 0.7%		5,636
Consumer Staples		
Hypermarkets & Super Centers – 0.1%		
GOBP Holdings, Inc. (ICE LIBOR plus 375 bps), 6.553%, 10-22-25	680	662
Total Consumer Staples – 0.1%		662
Financials		
Financial Exchanges & Data – 0.4%		
Financial & Risk U.S. Holdings, Inc. (ICE LIBOR plus 375 bps), 6.272%, 10-1-25	3,276	3,112
Investment Banking & Brokerage – 0.4%		
Jane Street Group LLC (ICE LIBOR plus 375 bps), 5.527%, 8-25-22	3,267	3,171

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY *(in thousands)*

LOANS(H) (Continued)	Principal	Value
Property & Casualty Insurance – 1.4%		
Hub International Ltd. (ICE LIBOR plus 300 bps), 5.240%, 4-25-25	$ 527	$ 497
Mayfield Agency Borrower, Inc. (ICE LIBOR plus 450 bps), 6.522%, 2-28-25	3,514	3,417
USI, Inc. (ICE LIBOR plus 300 bps), 5.803%, 5-16-24	7,360	6,927
		10,841
Total Financials – 2.2%		17,124
Health Care		
Health Care Facilities – 0.7%		
RegionalCare Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps), 7.129%, 11-16-25	2,943	2,785
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps), 5.780%, 8-31-24	2,848	2,704
		5,489
Health Care Services – 0.3%		
Heartland Dental LLC, 0.000%, 4-30-25 (K)	1,191	1,139
Heartland Dental LLC (ICE LIBOR plus 375 bps), 6.272%, 4-30-25	1,453	1,390
		2,529
Health Care Technology – 0.4%		
Verscend Holding Corp. (ICE LIBOR plus 450 bps), 7.022%, 8-27-25	2,990	2,885
Total Health Care – 1.4%		10,903
Industrials		
Construction & Engineering – 0.3%		
McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps), 7.522%, 5-10-25	2,646	2,463
Total Industrials – 0.3%		2,463
Information Technology		
Application Software – 0.4%		
Avaya, Inc. (ICE LIBOR plus 425 bps):		
6.694%, 12-15-24	1,191	1,148
6.705%, 12-15-24	1,957	1,886
		3,034
Total Information Technology – 0.4%		3,034

LOANS(H) (Continued)	Principal	Value
Materials		
Construction Materials – 0.7%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 6.803%, 5-31-25	$5,358	$ 5,077
Total Materials – 0.7%		5,077
TOTAL LOANS – 5.8%		$44,899
(Cost: $47,207)		

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 2.8%		
U.S. Treasury Notes:		
0.125%, 4-15-21	7,486	7,279
0.625%, 1-15-26	8,345	8,124
0.125%, 7-15-26	6,225	5,844
		21,247
Treasury Obligations – 1.3%		
U.S. Treasury Bonds, 2.750%, 8-15-47	9,928	9,419
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.1%		$30,666
(Cost: $31,906)		

BULLION – 5.6%	Troy Ounces	
Gold	33	42,280
(Cost: $40,896)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(L) – 0.9%		
DTE Gas Co., 2.852%, 1-3-19	$3,000	2,999
J.M. Smucker Co. (The), 2.750%, 1-2-19	3,468	3,468
		6,467
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19 (M)	3,719	3,719
Money Market Funds – 0.7%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.400%, (N)(O)	5,602	5,602

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 1.0%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): 2.470%, 1-7-19 (M)	$7,500	$ 7,500
		7,500
TOTAL SHORT-TERM SECURITIES – 3.1%		$ 23,288
(Cost: $23,288)		
TOTAL INVESTMENT SECURITIES – 100.6%		$757,623
(Cost: $789,804)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)%		(4,281)
NET ASSETS – 100.0%		$753,342

DECEMBER 31, 2018

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $14,700 are on loan.

(C)Listed on an exchange outside the United States.

(D)Restricted securities. At December 31, 2018, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	32	$22,374	$ —*
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	4	8,413	287
			$30,787	$287

The total value of these securities represented 0.0% of net assets at December 31, 2018.

(E)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Portfolio and consolidated as described in Note 5 of the Notes to Financial Statements.

(F)Securities whose value was determined using significant unobservable inputs.

(G)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2018 the total value of these securities amounted to $44,338 or 5.9% of net assets.

(H)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(I)Zero coupon bond.

(J)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(K)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(L)Rate shown is the yield to maturity at December 31, 2018.

(M)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(N)Investment made with cash collateral received from securities on loan.

(O)Rate shown is the annualized 7-day yield at December 31, 2018.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 15,833	$ 7,309	$ —
Consumer Discretionary	27,724	17,503	287
Consumer Staples	44,207	22,079	—
Energy	22,548	11,328	—
Financials	21,608	68,090	—
Health Care	59,338	5,974	—
Industrials	30,995	40,332	—
Information Technology	81,981	24,221	—
Materials	—	6,367	—
Total Common Stocks	$304,234	$203,203	$287
Corporate Debt Securities	—	94,758	—
Other Government Securities	—	14,008	—
Loans	—	44,899	—
United States Government Obligations	—	30,666	—
Bullion	42,280	—	—
Short-Term Securities	5,602	17,686	—
Total	$ 352,116	$405,220	$287

During the year ended December 31, 2018, there were no transfers in or out of Level 3.

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY *(in thousands)*

DECEMBER 31, 2018

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

Country Diversification

(as a % of net assets)	
United States	51.3%
France	6.4%
United Kingdom	4.8%
Switzerland	4.3%
Japan	3.5%
Netherlands	3.5%
India	3.1%
China	3.0%
Luxembourg	1.8%
Hong Kong	1.7%
Ireland	1.5%
Argentina	1.4%
Italy	1.2%
Finland	1.1%
Taiwan	1.0%
Other Countries	2.3%
Other+	8.1%

+Includes gold bullion, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Matthew A. Hekman



Mark G. Beischel



Susan K. Regan

Below, Matthew A. Hekman, Susan K. Regan and Mark G. Beischel, CPA, the co-portfolio managers of Ivy VIP Balanced during the fiscal year ended December 31, 2018, discuss positioning, performance and results for the fiscal year. Mr. Hekman has managed the Portfolio since 2014, and has 20 years of industry experience. In April 2018, Rick Perry resigned his position as a portfolio manager. Mr. Beischel and Ms. Regan joined Mr. Hekman as co-portfolio managers of the Portfolio at that time. Mr. Beischel has 25 years of industry experience. Ms. Regan has 31 years of industry experience.

Fiscal year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Balanced (Class II shares at net asset value) Benchmark(s) and/or Morningstar and Lipper Categories	-3.24%
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	-4.38%
Bloomberg Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	-0.42%
Morningstar Allocation 50% to 70% Equity Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-5.76%
Lipper Variable Annuity Mixed-Asset Target Allocation Growth Universe Average (generally reflects the performance of the universe of strategies with similar investment objectives)	-6.64%

Please note that Portfolio returns include applicable fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios. Multiple indexes are shown because the Portfolio invests in multiple asset classes.

Key Drivers

The year ended December 31, 2018 was disappointing for most investors as a volatile fourth quarter erased the gains experienced in the first three quarters, pushing most asset classes to a loss for the trailing year. Equity markets in particular exhibited elevated levels of volatility, culminating with the S&P 500 Index, the Portfolio's equity benchmark, which declined 4.38% for the year.

The year was unusual in many respects, but quite notable was the divergence between earnings growth for the constituents of the S&P 500, which rose approximately 24%, juxtaposed against the index's year-end performance. Also noteworthy was the benchmark's particularly weak performance in December, with the benchmark's 9.03% decline, representing the worst December since 1931.

It is important to note the context of 2018, which followed nine consecutive years of gains for the S&P 500 Index and occurred on the heels of a year which produced a 21.83% total return with just 6% realized volatility and twelve consecutive months of positive returns. In addition, markets are forward-looking, and the indications of decelerating economic growth are prevalent. However, even against that backdrop, the intensity of the decline to end 2018 was surprising. Within the equity market, the health care, utilities, consumer discretionary and information technology sectors produced positive returns for the year, while the traditionally pro-cyclical sectors of energy, materials, industrials and financials posted sharp declines.

Fixed income markets also experienced declines, though they were more modest in nature. The Portfolio's fixed income benchmark, the Bloomberg Barclays U.S. Government /Credit Index, was down 0.42% for the period. Within the fixed income market, the U.S. Treasury yield curve flattened, benefiting longer duration positioning. While short-term Treasury yields rose as the U.S. Federal Reserve (Fed) increased the federal funds rate, longer-dated Treasury yields declined over the course of 2018, due to moderate growth expectations, modest inflation rates and global demand for the relatively attractive yield of U.S. Treasuries. Credit spreads widened over the course of the year as economic growth prospects moderated and leverage on corporate balance sheets increased.

Contributors and detractors

The Portfolio declined 2.26% for the fiscal year ended December 31, 2018. However, the Portfolio split its two asset class indexes, outperforming the equity benchmark and peer group, but trailing the fixed income benchmark. The Portfolio's equity exposure averaged about 67% for the year, with 32% on average invested in fixed income securities and the balance in cash.

The equity component of the Portfolio declined 3.56% for the year, outperforming the S&P 500 Index. Relative performance versus that index was driven by strong security selection in the information technology and communication services sectors. The fixed income component of the Portfolio was down 0.84% for the year, underperforming the Bloomberg Barclays U.S. Government /Credit Index. Our longstanding short-duration position relative to that benchmark our underweight of Treasuries negatively impacted relative performance.

Top contributors to performance included Twenty-First Century Fox, Autodesk, Inc., O'Reilly Automotive, Mastercard, Inc. and Integrated Device Technology. Both Twenty-First Century Fox and Integrated Device Technology were acquired at significant premiums to their unaffected equity values in 2018 and are no longer held by the Portfolio. We believe the outlook for Autodesk, Inc. and Mastercard, Inc. continue to be promising for 2019. At Autodesk, Inc., a transition in revenue recognition from sale of product to recurring subscription fees coupled with strong demand for the company's products have driven a re-rating for its stock, which we believe is durable. We believe that the secular shift to electronic payment and emerging opportunities in business-to-business payments at Mastercard, Inc. are compelling and meaningful drivers of growth well into the next decade. However, we are mindful of the company's premium valuation and harvested some profits in the stock in 2018. Finally, at O'Reilly Automotive, strong management execution and a favorable outlook for its automotive parts business drove a re-rating of the company's stock, which fully values the equity in our view and resulted in the position being closed.

Detractors to performance were Knight Transportation, Inc., Goldman Sachs Group, Inc., Philip Morris International, Inc., Apple, Inc., and Cimarex Energy Co. Knight Transportation, Inc. has been a frustrating investment as near-term earnings strength has been overcome by long-term cyclical worries, which resulted in a dramatic de-rating of the equity multiple. We believe the degree of cyclical concern and subsequent de-rating has been excessive. Goldman Sachs Group, Inc. weathered a difficult 2018 marked by poor management of its fixed income, currency and commodities trading businesses; growing concern over a legal liability along with management culpability related to a misguided financial transaction in a foreign country; and concerns over the company's exposure to a decelerating global economy. We believe the stock has been unduly punished and represents good value for long-term investors. Philip Morris International, Inc. has struggled to transition its global tobacco business from combustible cigarettes to a non-combustible, reduced-risk product. While the transition has been bumpy, we believe the R&D and marketing investment currently expensed in the company's financials will bear fruit as units and revenues of the new product ramp in future periods. Apple, Inc. had a difficult 2018 as its new iPhone products have been less popular than expected. However, the company's services business continues to grow with attractive returns which we suspect will prove durable and supportive to valuation in the year ahead. Finally, the energy sector, and Cimarex Energy Co. in particular, declined in value in 2018 as budding enthusiasm for a recovery in the price of crude oil was stymied by a surprising political decision to exempt several countries from Iranian export sanctions and relentless gains in well productivity for U.S. shale formations drove supply growth in excess of demand. However, we think there are encouraging signs that a balanced crude oil market will occur later in 2019 and we are focused on companies with strong competitive positions that we believe can thrive in a modestly improved commodity price environment. The Portfolio held positions in these companies at the end of the fiscal year.

Outlook

As we look ahead, we think that global economic growth is very likely to decelerate over the next twelve months but we expect it to remain positive. As we have previously highlighted, individual and corporate tax reform was a meaningful positive for the domestic economy which, along with lighter regulation and a generally more business-friendly political climate is supportive of growth.

However, the uncertainties around political, monetary and trade policies have been stubbornly persistent and in our view are likely to linger for most of this year. While we believe domestic economic growth will continue, the lagged effects of tighter monetary policy and waning benefits from fiscal stimulus will be a headwind. As a result, we are closely watching inflation rates and inflation expectations which have been modest, and must remain so, in order to allow our central bank to respond to slower growth and adjust the pace of monetary policy normalization.

As the domestic economy grows, we expect the Fed to raise interest rates at a very modest pace and continue the process of winding down its balance sheet. While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high quality, growing companies whose securities are trading at a reasonable valuation with visible catalysts to drive relative outperformance over the next twelve months. This approach has served investors well over time, and our confidence in it has not waned.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends, and do not include fees. One cannot invest directly in an index, nor is an index representative of Ivy VIP Balanced.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	61.0%
Information Technology	11.5%
Health Care	10.4%
Financials	9.9%
Industrials	8.5%
Consumer Discretionary	8.0%
Energy	4.8%
Consumer Staples	4.3%
Materials	2.6%
Communication Services	1.0%
Bonds	37.3%
United States Government and Government Agency Obligations	19.4%
Corporate Debt Securities	17.6%
Loans	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.7%

Top 10 Equity Holdings

Company	Sector	Industry
Broadcom Corp., Class A	Information Technology	Semiconductors
Lowe's Co., Inc.	Consumer Discretionary	Home Improvement Retail
Microsoft Corp.	Information Technology	Systems Software
Union Pacific Corp.	Industrials	Railroads
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Autodesk, Inc.	Information Technology	Application Software
UnitedHealth Group, Inc.	Health Care	Managed Health Care
Chevron Corp.	Energy	Integrated Oil & Gas
Las Vegas Sands, Inc.	Consumer Discretionary	Casinos & Gaming
Northern Trust Corp.	Financials	Diversified Banks

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy VIP Balanced (Class II)[1]	$22,323
S&P 500 Index	$34,303
Bloomberg Barclays U.S. Government/Credit Index	$14,048

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-18	-3.24%
5-year period ended 12-31-18	3.35%
10-year period ended 12-31-18	8.36%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS BALANCED *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Communication Services		
Integrated Telecommunication Services – 1.0%		
Verizon Communications, Inc.	56	$ 3,134
Total Communication Services – 1.0%		3,134
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.2%		
Coach, Inc.	113	3,818
Casinos & Gaming – 1.8%		
Las Vegas Sands, Inc.	106	5,527
General Merchandise Stores – 1.6%		
Dollar General Corp.	46	5,014
Home Improvement Retail – 2.0%		
Lowe's Co., Inc.	65	5,997
Restaurants – 1.4%		
YUM! Brands, Inc.	47	4,319
Total Consumer Discretionary – 8.0%		24,675
Consumer Staples		
Brewers – 0.4%		
Anheuser-Busch InBev S.A. ADR(A)	17	1,151
Household Products – 1.3%		
Procter & Gamble Co. (The)	45	4,140
Packaged Foods & Meats – 1.4%		
General Mills, Inc.	114	4,452
Tobacco – 1.2%		
Philip Morris International, Inc.	55	3,694
Total Consumer Staples – 4.3%		13,437
Energy		
Integrated Oil & Gas – 1.8%		
Chevron Corp.	51	5,530
Oil & Gas Exploration & Production – 0.7%		
Cimarex Energy Co.	35	2,132
Oil & Gas Storage & Transportation – 1.3%		
Enterprise Products Partners L.P.	161	3,961
Total Energy – 3.8%		11,623
Financials		
Asset Management & Custody Banks – 1.4%		
Blackstone Group L.P. (The)	140	4,181
Diversified Banks – 2.8%		
Northern Trust Corp.	65	5,415
U.S. Bancorp	69	3,143
		8,558

COMMON STOCKS (Continued)	Shares	Value
Financial Exchanges & Data – 1.3%		
Intercontinental Exchange, Inc.	55	$ 4,145
Investment Banking & Brokerage – 1.2%		
Goldman Sachs Group, Inc. (The)	22	3,630
Other Diversified Financial Services – 1.4%		
JPMorgan Chase & Co.	45	4,414
Regional Banks – 1.8%		
PNC Financial Services Group, Inc. (The)	48	5,666
Total Financials – 9.9%		30,594
Health Care		
Biotechnology – 2.0%		
Biogen, Inc. (B)	10	3,034
BioMarin Pharmaceutical, Inc. (B)	37	3,156
		6,190
Health Care Equipment – 2.8%		
Medtronic plc	53	4,838
Zimmer Holdings, Inc.	36	3,727
		8,565
Health Care Services – 0.3%		
Laboratory Corp. of America Holdings (B)	8	1,017
Managed Health Care – 3.1%		
Anthem, Inc.	16	4,094
UnitedHealth Group, Inc.	22	5,587
		9,681
Pharmaceuticals – 2.2%		
Jazz Pharmaceuticals plc (B)	20	2,499
Pfizer, Inc.	102	4,443
		6,942
Total Health Care – 10.4%		32,395
Industrials		
Aerospace & Defense – 2.2%		
Boeing Co. (The)	14	4,608
United Technologies Corp.	21	2,233
		6,841
Agricultural & Farm Machinery – 1.2%		
Deere & Co.	25	3,768
Airlines – 1.2%		
Delta Air Lines, Inc.	75	3,744
Electrical Components & Equipment – 1.2%		
Emerson Electric Co.	61	3,661
Railroads – 1.8%		
Union Pacific Corp.	41	5,709

COMMON STOCKS (Continued)	Shares	Value
Trucking – 0.9%		
Knight Transportation, Inc.	108	$ 2,702
Total Industrials – 8.5%		26,425
Information Technology		
Application Software – 1.8%		
Autodesk, Inc. (B)	44	5,664
Data Processing & Outsourced Services – 0.6%		
MasterCard, Inc., Class A	10	1,877
Semiconductor Equipment – 0.7%		
Applied Materials, Inc.	70	2,305
Semiconductors – 5.0%		
Broadcom Corp., Class A	24	5,999
Intel Corp.	104	4,890
QUALCOMM, Inc.	78	4,456
		15,345
Systems Software – 1.9%		
Microsoft Corp.	57	5,822
Technology Hardware, Storage & Peripherals – 1.5%		
Apple, Inc.	31	4,843
Total Information Technology – 11.5%		35,856
Materials		
Commodity Chemicals – 0.2%		
LyondellBasell Industries N.V., Class A	9	736
Specialty Chemicals – 2.4%		
Ecolab, Inc.	16	2,291
PPG Industries, Inc.	52	5,266
		7,557
Total Materials – 2.6%		8,293
TOTAL COMMON STOCKS – 60.0%		$186,432
(Cost: $181,407)		

PREFERRED STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 1.0%		
Hess Corp., Convertible, 8.000%	65	3,227
Total Energy – 1.0%		3,227
TOTAL PREFERRED STOCKS – 1.0%		$ 3,227
(Cost: $3,564)		

DECEMBER 31, 2018
BALANCED *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.3%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
4.250%, 10-15-30	$ 450	$ 455
4.700%, 10-15-48	450	458
		913
Integrated Telecommunication Services – 0.5%		
AT&T, Inc., 4.900%, 8-15-37	1,000	933
Sprint Spectrum Co. LLC and Sprint Spectrum Co. II LLC, 4.738%, 3-20-25 (C)	500	491
		1,424
Total Communication Services – 0.8%		2,337
Consumer Discretionary		
Hotels, Resorts & Cruise Lines – 0.3%		
Marriott International, Inc., 4.000%, 4-15-28	1,000	962
Internet & Direct Marketing Retail – 0.3%		
Amazon.com, Inc., 2.800%, 8-22-24	1,000	972
Total Consumer Discretionary – 0.6%		1,934
Consumer Staples		
Distillers & Vintners – 0.1%		
Bacardi Ltd., 4.450%, 5-15-25 (C)	350	345
Household Products – 1.0%		
Clorox Co. (The), 3.100%, 10-1-27	525	499
Colgate-Palmolive Co., 3.700%, 8-1-47 (A)	2,500	2,380
		2,879
Tobacco – 0.2%		
BAT International Finance plc, 2.750%, 6-15-20 (C)	600	590
Total Consumer Staples – 1.3%		3,814
Energy		
Integrated Oil & Gas – 0.1%		
Hess Corp., 4.300%, 4-1-27	425	389
Oil & Gas Drilling – 0.7%		
Nabors Industries Ltd., Convertible, 0.750%, 1-15-24	3,600	2,213
Oil & Gas Exploration & Production – 0.3%		
Concho Resources, Inc., 4.375%, 1-15-25	993	981
Oil & Gas Storage & Transportation – 1.0%		
Colorado Interstate Gas Co., 4.150%, 8-15-26 (C)	800	782

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9-1-19	$ 1,789	$ 1,311
Williams Partners L.P., 3.600%, 3-15-22	1,000	982
		3,075
Total Energy – 2.1%		6,658
Financials		
Consumer Finance – 0.4%		
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.450%, 4-10-22	250	242
3.700%, 5-9-23	150	142
3.500%, 11-7-24	500	455
Hyundai Capital America, 2.550%, 4-3-20(C)	500	494
		1,333
Diversified Banks – 1.9%		
Bank of Montreal, 3.803%, 12-15-32	1,000	926
DBS Group Holdings Ltd., 2.246%, 7-16-19 (C)	1,000	996
HSBC Holdings plc, 3.400%, 3-8-21	625	623
ING Bank N.V., 2.500%, 10-1-19 (C)	500	498
Mizuho Bank Ltd., 2.650%, 9-25-19 (C)	1,300	1,295
Standard Chartered plc, 2.250%, 4-17-20 (C)	1,400	1,372
U.S. Bancorp, 3.100%, 4-27-26	400	379
		6,089
Investment Banking & Brokerage – 1.3%		
Credit Suisse Group Funding (Guernsey) Ltd., 2.750%, 3-26-20	500	494
Goldman Sachs Group, Inc. (The):		
2.905%, 7-24-23	2,000	1,905
3.272%, 9-29-25	1,000	937
5.700%, 12-29-49	245	239
Morgan Stanley, 3.591%, 7-22-28	500	473
		4,048
Life & Health Insurance – 0.6%		
Northwestern Mutual Life Insurance Co. (The), 3.850%, 9-30-47 (C)	1,000	907
Sumitomo Life Insurance Co., 4.000%, 9-14-77 (C)	1,000	923
		1,830
Multi-Line Insurance – 0.2%		
Aon plc (GTD by Aon Corp.), 2.800%, 3-15-21	500	495

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 1.6%		
Citigroup, Inc.:		
5.950%, 12-29-49	$1,400	$ 1,276
6.250%, 12-29-49	750	718
JPMorgan Chase & Co.:		
5.000%, 12-29-49	750	724
5.300%, 11-1-65	250	247
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps), 5.990%, 4-29-49 (D)	1,076	1,064
PennantPark Investment Corp., 4.500%, 10-1-19	1,000	998
		5,027
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.), 2.200%, 3-15-21	200	197
Regional Banks – 0.3%		
PNC Bank N.A., 3.250%, 6-1-25	600	583
SunTrust Banks, Inc., 5.625%, 12-29-49 (A)	400	396
		979
Specialized Finance – 0.3%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp., 5.450%, 6-15-23 (C)	940	957
Total Financials – 6.7%		20,955
Health Care		
Biotechnology – 0.3%		
Amgen, Inc., 2.125%, 5-1-20	1,000	986
Health Care Equipment – 0.1%		
Zimmer Holdings, Inc., 2.700%, 4-1-20	350	347
Health Care Services – 0.3%		
Quest Diagnostics, Inc., 3.450%, 6-1-26	780	749
Health Care Supplies – 0.3%		
Shire Acquisitions Investments Ireland Designated Activity Co., 2.875%, 9-23-23	1,000	945
Pharmaceuticals – 0.9%		
Celgene Corp., 3.450%, 11-15-27	500	455
Forest Laboratories, Inc., 5.000%, 12-15-21 (C)	1,258	1,294
Johnson & Johnson, 3.400%, 1-15-38	1,000	932
		2,681
Total Health Care – 1.9%		5,708

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Industrials		
Aerospace & Defense – 0.8%		
Huntington Ingalls Industries, Inc.,		
3.483%, 12-1-27	$1,000	$ 931
Northrop Grumman Corp.,		
3.250%, 1-15-28	1,500	1,403
		2,334
Airlines – 0.2%		
Aviation Capital Group LLC,		
3.500%, 11-1-27 (C)	250	226
Southwest Airlines Co.,		
2.650%, 11-5-20	375	370
		596
Electrical Components & Equipment – 0.1%		
Hubbell, Inc.,		
3.500%, 2-15-28	500	469
Environmental & Facilities Services – 0.3%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
3.150%, 11-15-27 (A)	1,000	955
Railroads – 0.1%		
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5-15-20	291	287
Total Industrials – 1.5%		4,641
Information Technology		
IT Consulting & Other Services – 0.2%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	500	502
Technology Hardware, Storage & Peripherals – 0.1%		
Western Digital Corp., Convertible,		
1.500%, 2-1-24 (C)	300	243
Total Information Technology – 0.3%		745
Materials		
Diversified Metals & Mining – 0.5%		
Anglo American Capital plc,		
3.625%, 9-11-24 (C)	1,000	944
Anglo American plc,		
4.125%, 4-15-21 (C)	500	499
		1,443
Fertilizers & Agricultural Chemicals – 0.3%		
Mosaic Co. (The),		
4.050%, 11-15-27	1,000	949
Specialty Chemicals – 0.3%		
Ecolab, Inc.,		
3.250%, 12-1-27	1,000	966
Total Materials – 1.1%		3,358

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Real Estate		
Specialized REITs – 0.9%		
American Tower Corp.:		
2.250%, 1-15-22	$1,200	$ 1,148
4.700%, 3-15-22	195	200
3.375%, 10-15-26	455	424
Crown Castle International Corp.:		
5.250%, 1-15-23	200	208
3.200%, 9-1-24	500	473
3.700%, 6-15-26	300	286
		2,739
Total Real Estate – 0.9%		2,739
Utilities		
Electric Utilities – 0.4%		
Duke Energy Corp.,		
3.150%, 8-15-27	500	468
Entergy Texas, Inc.,		
2.550%, 6-1-21	300	295
Exelon Corp.,		
2.450%, 4-15-21	400	391
		1,154
Total Utilities – 0.4%		1,154
TOTAL CORPORATE DEBT SECURITIES – 17.6%		$54,043

(Cost: $57,256)

LOANS(D)

	Principal	Value
Industrials		
Industrial Machinery – 0.3%		
Dynacast International LLC (ICE LIBOR plus 850 bps),		
11.303%, 1-30-23 (E)	1,100	1,023
Total Industrials – 0.3%		1,023
TOTAL LOANS – 0.3%		$ 1,023

(Cost: $1,086)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 1.4%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
4.500%, 6-1-44	657	682
3.000%, 6-15-45	841	844
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.500%, 10-1-28	62	67
6.500%, 2-1-29	33	36
3.500%, 6-25-29	501	513
7.500%, 4-1-31	29	32
7.000%, 7-1-31	42	48
7.000%, 9-1-31	75	84
6.500%, 2-1-32	172	195
7.000%, 2-1-32	108	121

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
7.000%, 3-1-32	$ 39	$ 45
7.000%, 7-1-32	73	82
5.500%, 5-1-33	39	42
5.500%, 6-1-33	38	41
4.500%, 11-1-43	542	569
3.000%, 10-25-46	842	839
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1997-A, Class 3-A,		
8.293%, 12-15-26	29	33
		4,273
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.4%		$ 4,273

(Cost: $4,362)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Inflation Protected Obligations – 3.5%		
U.S. Treasury Notes:		
0.125%, 7-15-26	4,220	3,962
2.125%, 2-15-40	3,744	4,401
1.000%, 2-15-46	2,561	2,429
		10,792
Treasury Obligations – 14.5%		
U.S. Treasury Bonds:		
2.250%, 11-15-25	3,240	3,170
3.875%, 8-15-40	225	259
3.750%, 8-15-41	650	734
3.000%, 2-15-48	250	249
3.000%, 8-15-48 (A)	3,060	3,051
U.S. Treasury Notes:		
2.625%, 8-31-20	1,250	1,252
2.875%, 10-31-20	4,720	4,749
2.750%, 11-30-20	750	753
2.875%, 10-15-21	13,195	13,333
2.875%, 11-15-21	750	758
1.875%, 4-30-22	200	196
2.000%, 7-31-22	1,045	1,028
1.875%, 10-31-22	1,000	978
2.000%, 10-31-22	480	472
2.125%, 12-31-22	1,800	1,775
2.875%, 9-30-23	2,000	2,032
2.875%, 10-31-23	600	610
2.750%, 11-15-23	500	505
2.875%, 4-30-25	1,000	1,018
2.875%, 5-31-25	900	916
3.000%, 9-30-25	900	923
2.250%, 2-15-27	2,250	2,186
2.750%, 2-15-28	1,150	1,157
2.875%, 5-15-28	575	584
2.875%, 8-15-28	1,987	2,019
3.125%, 11-15-28	250	259
		44,966
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 18.0%		$55,758

(Cost: $55,759)

BALANCED *(in thousands)*

DECEMBER 31, 2018

SHORT-TERM SECURITIES	Principal	Value
Master Note – 1.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(F)	$4,806	$ 4,806
Money Market Funds – 0.6%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.400%, (G)(H)	1,917	1,917
TOTAL SHORT-TERM SECURITIES – 2.1%		$ 6,723
(Cost: $6,723)		
TOTAL INVESTMENT SECURITIES – 100.4%		$311,479
(Cost: $310,157)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		(1,161)
NET ASSETS – 100.0%		$310,318

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $1,923 are on loan.

(B)No dividends were paid during the preceding 12 months.

(C)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2018 the total value of these securities amounted to $12,856 or 4.1% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Securities whose value was determined using significant unobservable inputs.

(F)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G)Investment made with cash collateral received from securities on loan.

(H)Rate shown is the annualized 7-day yield at December 31, 2018.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$186,432	$ —	$ —
Preferred Stocks	3,227	—	—
Corporate Debt Securities	—	54,043	—
Loans	—	—	1,023
United States Government Agency Obligations	—	4,273	—
United States Government Obligations	—	55,758	—
Short-Term Securities	1,917	4,806	—
Total	$ 191,576	$118,880	$1,023

During the year ended December 31, 2018, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael T. Wolverton, CFA, portfolio managers of Ivy VIP Energy, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Ginther has managed the Portfolio since its inception in 2006 and has 23 years of industry experience. Mr. Wolverton has managed the Portfolio since 2016 and has 14 years of industry experience.

Fiscal year Performance

For the 12 Months Ended December 31, 2018

Ivy VIP Energy (Class II shares at net asset value) Benchmark(s) and/or Morningstar and Lipper Categories	-34.14%
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	-19.31%
Morningstar Equity Energy Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-27.55%
Lipper Variable Annuity Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-23.16%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Volatility in oil market

Volatility returned to the oil markets during the fiscal year with oil prices rising to a four-year high in October before collapsing more than $30 per barrel in the fourth quarter of the year. Strong supply and demand fundamentals started to deteriorate in the second half of 2018, with concerns about slower global economic growth and its effect on demand; oversupply from OPEC and other producing countries; and stronger-than-expected growth in U.S. shale oil production.

The year began with oil prices moving higher as OPEC's compliance with its production cutback agreement was high. Member countries were successful in cutting oil output production, leading to lower oil inventories worldwide. OPEC in late June 2018 announced an agreement to gradually increase production levels by about 1 million barrels per day (bpd).

Oil prices moved higher, with Brent crude oil – the international market benchmark – moving above $80 per barrel, despite Saudi Arabia and Russia increasing their production to near all-time highs to help offset lower production from Iran – following U.S. sanctions – and Venezuela. The volatility that hit oil late in the year then took prices from the October high through a sharp decline by year-end.

The U.S. sanctions against Iran were scheduled to take effect in November 2018 and OPEC anticipated a significant reduction of supply would follow the phase out of Iran oil exports. However, OPEC and the rest of the market were surprised when the U.S. granted waivers to allow Iran to continue selected exports for another six months. The waivers and stronger-than-expected U.S. production growth then led to the market oversupply.

OPEC and non-OPEC partners then decided in December 2018 to cut production starting in January 2019 by 1.2 million bpd for a period of six months.

Challenging year

The Portfolio had a negative return for the fiscal year and underperformed the negative returns of its benchmark index and category averages.

At the end of the fiscal year, about 43% of the Portfolio was allocated to holdings in the Oil & Gas Exploration & Production industry segment, followed by about 25% to Oil & Gas Equipment & Services. Those industry segments underperformed the benchmark index, which had heavier weighting to integrated oil companies.

The Portfolio's five greatest detractors from performance relative to the benchmark in the year were overweight positions in Parsley Energy, Inc., Concho Resources, Inc., Patterson-UTI Energy, Inc., Ensco plc and C&J Energy Services, Inc.

The Portfolio's five greatest contributors to relative performance were ExxonMobil, Williams Companies Inc. and Occidental Petroleum Corp. (none were in the Portfolio but are underperforming benchmark index components), Chevron Corp. and Schlumberger Ltd.

The focus of the energy strategy remains on investing in companies that can create value over the full course of the energy cycle. We identify those as companies that are low-cost operators, have strong balance sheets, have the ability to grow profitably and have strong return on capital.

Outlook for recovery

The energy market enters 2019 looking to recover from a tumultuous exit to 2018. OPEC has stated its intent to balance the market and we think its announced production cuts will help achieve that outcome. We also think the cyclical recovery that began in 2018 is likely to resume after being interrupted at the end of the fiscal year. However, the recovery will also be dependent on worldwide demand and the pace of production from the U.S.

We believe oil demand will continue to grow despite slower global economic growth and the production cuts by OPEC and partner states. We also think the reversal of some of the Iran sanction waivers will help rebalance the world oil market and support oil prices in 2019. We believe OPEC took a positive and necessary step toward rebalancing the world oil market with its production cut decision and think the move will help support prices in 2019.

We think volatility in the oil markets will continue in 2019. The oil markets are concerned about a wide range of market and geopolitical issues, including demand growth because of slower worldwide economic growth and the effect of the U.S.-China trade dispute; greater supply growth because of U.S. shale oil production and uncertainty about whether U.S. shale companies will demonstrate capital discipline in an environment of lower oil prices; uncertainty about how much OPEC and Russia will cut production, based on the recent agreement, as well as OPEC's long-term viability as a production cartel; and general unease about geopolitical tensions in Venezuela and across the Middle East.

U.S. oil production was greater than expected in 2018 and remains a concern in the coming year. The market is urging capital discipline on the part of U.S. producers, but not enough companies have made a clear commitment to this idea yet. We think lower oil prices mean more producers will take a cautious approach to capital expenditures in the coming year. This is likely to help cause a deceleration in supply growth, but we think production growth will remain above 1 million barrels per day.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Energy.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	94.8%
Energy	91.1%
Information Technology	2.4%
Industrials	1.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.2%

Country Weightings

North America	87.0%
United States	84.9%
Other North America	2.1%
Europe	7.8%
United Kingdom	3.7%
Other Europe	4.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.2%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
WPX Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT ENERGY



| Ivy VIP Energy (Class II)(1) | $10,876 |
| S&P 1500 Energy Sector Index | $13,684 |

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class I	Class II
1-year period ended 12-31-18	-33.96%	-34.14%
5-year period ended 12-31-18	—	-11.62%
10-year period ended 12-31-18	—	0.84%
Since Inception of Class through 12-31-18(3)	-21.21%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS ENERGY *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 3.9%		
Chevron Corp.	7	$ 707
Suncor Energy, Inc.	30	838
		1,545
Oil & Gas Drilling – 6.4%		
Ensco plc (A)	199	709
Patterson-UTI Energy, Inc.	82	846
Transocean, Inc. (B)	137	953
		2,508
Oil & Gas Equipment & Services – 24.0%		
Baker Hughes, Inc.	20	436
C&J Energy Services, Inc. (B)	50	671
Cactus, Inc., Class A (B)	38	1,040
Core Laboratories N.V.	11	644
Dril-Quip, Inc. (B)	22	658
FMC Technologies, Inc.	38	753
Frank's International N.V. (B)	62	322
FTS International, Inc. (B)	62	443
Halliburton Co.	51	1,353
Helix Energy Solutions Group, Inc. (B)	88	474
Liberty Oilfield Services, Inc., Class A (A)	34	435
National Oilwell Varco, Inc.	14	369
ProPetro Holding Corp. (B)	52	640
Schlumberger Ltd.	32	1,147
		9,385
Oil & Gas Exploration & Production – 40.5%		
Anadarko Petroleum Corp.	24	1,061
Centennial Resource Development, Inc., Class A (B)	53	583
Concho Resources, Inc. (B)	23	2,350
Continental Resources, Inc. (B)	45	1,815
Diamondback Energy, Inc.	16	1,497
EOG Resources, Inc.	18	1,578
Marathon Oil Corp.	82	1,170
Oasis Petroleum LLC (B)	147	811
Parsley Energy, Inc., Class A (B)	74	1,188
Pioneer Natural Resources Co.	12	1,559
Whiting Petroleum Corp. (B)	40	917
WPX Energy, Inc. (B)	118	1,336
		15,865
Oil & Gas Refining & Marketing – 12.3%		
Marathon Petroleum Corp.	23	1,360
PBF Energy, Inc., Class A	24	797
Phillips 66	16	1,421
Valero Energy Corp.	17	1,237
		4,815
Oil & Gas Storage & Transportation – 4.0%		
Energy Transfer L.P.	41	535
Enterprise Products Partners L.P.	32	784
MPLX L.P.	8	254
		1,573
Total Energy – 91.1%		35,691

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Industrial Machinery – 1.3%		
Dover Corp. (B)	19	$ 512
Total Industrials – 1.3%		512
Information Technology		
Data Processing & Outsourced Services – 2.4%		
Wright Express Corp. (B)	7	946
Total Information Technology – 2.4%		946
TOTAL COMMON STOCKS – 94.8%		$ 37,149
(Cost: $58,656)		

SHORT-TERM SECURITIES	Principal	
Master Note – 4.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19 (C)	$1,755	1,755
Money Market Funds – 1.0%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.400%, (D)(E)	401	401
TOTAL SHORT-TERM SECURITIES – 5.5%		$ 2,156
(Cost: $2,156)		
TOTAL INVESTMENT SECURITIES – 100.3%		$39,305
(Cost: $60,812)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(107)
NET ASSETS – 100.0%		$ 39,198

SCHEDULE OF INVESTMENTS ENERGY *(in thousands)*

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $1,057 are on loan.

(B)No dividends were paid during the preceding 12 months.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Investment made with cash collateral received from securities on loan.

(E)Rate shown is the annualized 7-day yield at December 31, 2018.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 37,149	$ —	$—
Short-Term Securities	401	1,755	—
Total	$37,550	$1,755	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)	
United States	84.9%
United Kingdom	3.7%
Switzerland	2.4%
Canada	2.1%
Netherlands	1.7%
Other+	5.2%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Bradley M. Klapmeyer

Below, Bradley M. Klapmeyer, CFA, portfolio manager of Ivy VIP Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Klapmeyer has managed the Portfolio since August 2016 and he has 19 years of industry experience. Co-portfolio Manager Daniel P. Becker, CFA, left the firm effective April 12, 2018.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018

Ivy VIP Growth (Class II shares at net asset value) Benchmark(s) and/or Morningstar and Lipper Categories	2.28%
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	-1.51%
Morningstar Large Growth Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-1.98%
Lipper Variable Annuity Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-0.60%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Market conditions

The Russell 1000 Growth Index, the Portfolio's benchmark, declined a modest 1.5%, which would indicate the possibility of a tame year. Unfortunately, that assessment belies the actual outcome, as the market was posting strong results up until the fourth quarter. Specifically, year-to-date through month-end September, the index was up a remarkable 17%, seemingly ready to post another strong year of gains.

Despite this slight negative return for the index in 2018, it is important not to lose sight of the strong gains realized from growth indices since the end of the financial crisis in 2009. Starting in March 2009, the point at which the markets bottomed, the Russell 1000 Growth index increased more than 300% cumulative over the next nine years. Investors having exposure to growth style equity investments during the last decade have experienced exceptional returns.

Turning attention back to calendar year 2018, sentiment evolved notably from the beginning until the end. During the early months of 2018, investors were exuberant as hopes remained elevated that the corporate and personal tax reform passed late in calendar year 2017 would drive a sustainable acceleration in economic growth. Given this enthusiasm for growth, there began to surface concern from the market that inflation was on the cusp of inflecting higher, that the Federal Reserve (Fed) was behind the curve, and the Fed needed to move quickly to slow the U.S. economy from overheating. Also coming into view during this period was the realization that the Trump Administration was going to push forward on its protectionist agenda. The exuberance quickly shifted to caution, volatility spiked, short-term interest rates continued to climb, and the markets weakened.

During the middle part of the calendar year, economic growth remained strong while inflation remained within reasonable bounds, giving investors comfort that concerns expressed early in the year were hopefully unfounded. Economic growth likely benefited from the tax cuts but also saw an uplift as global businesses began to pull forward export demand from the U.S. to front run tariffs as trade war rhetoric further escalated. The Fed comfortably moved interest rates higher in March and June, marking the second and third rates of the year. Volatility cooled off and market returns improved.

Flash forward to year-end 2018 and one would think the wheels are off. There was carnage in the markets during fourth quarter 2018. The Fed moved forward with the ninth interest rate hike of the cycle, fourth of the year, and carefully signaled to the market it is tiptoeing and is willing to pause, maybe for an extended period. The equity markets still screamed "policy error" as they worried about a list of concerning data points: Weakening growth in the U.S., eurozone and China; Brexit risk back to a boil; U.S. government shutdown over a border wall funding impasse; presidential attacks on Fed Chairman Powell; and the realization that the temporary trade truce was anything but clear. Oh, and don't forget that "minor" issue – duration of the cycle. There has been a lot to digest heading into a new year.

Looking at the return by the index, factor performance showed that momentum and quality factors (Return on Capital and Return on Equity) were key variables in driving performance during the fiscal year. Value and cash deployment were the key out-of-favor factors, with low valuation stocks and high-dividend yielding stocks generally underperforming the benchmark. With that said, the fourth quarter of 2018 saw momentum performance significantly underperform while quality and cash deployment proved to be more resilient during the year-end market weakness.

Strategies employed, contributors and detractors

In the 12-month period ended December 31, 2018, the Portfolio outperformed relative to its benchmark. Portfolio performance was mainly driven by information technology stocks, with additional strong positive contributions from the health care and financials sectors. Despite the very strong absolute and relative performance, industrials and consumer staples were detractors of performance.

Information technology stocks, especially mega-cap technology stocks, once again proved to be fuel for the markets for most of the calendar year. The Portfolio was overweight the sector and benefited from individual security overweight positions in salesforce.com, Adobe, Inc., MasterCard, Inc. and Visa, Inc. Investors were attracted to the strong end-markets in technology, such as digital marketing initiatives, cloud computing and software-as-a-service approaches. The payment stocks continued to post solid transaction volume gains and likely benefited from the year-end rotation to higher quality and more defensive positioning.

Another notable contributor to the Portfolio's strong relative performance was the health care sector. A new overweight position in Pfizer, Inc. contributed meaningfully to performance as investors started to believe the company could accelerate growth in the coming years. Intuitive Surgical, Inc., the leader in robotic surgery, was a benefit to Portfolio performance as the company continued to post strong procedure growth due to penetration of its technology to surgery procedures in Japan and China.

The Portfolio benefited from a significant overweight to CME Group, Inc. within the financials sector. As a leading exchange in futures trading, such as interest rate and commodity futures, CME saw a strong increase in volumes as volatility in the markets increased during calendar year 2018.

Despite good overall strong absolute and relative performance, industrials and consumer staples were two call-out detractors from performance. Underperformance in industrials came mainly from positions that are more exposed to the economic cycle, such as Stanley Black & Decker, Inc. and Caterpillar, Inc. These positions weakened on the back of trade war concerns, rising input prices and slowing global economic activity.

Consumer staples underperformance was the results of stock-specific misses, such as Philip Morris and Monster Beverage Corp., but also a rotation into the sector later in the calendar year. Investors view the stability of consumer staples names as safe places to hide during periods of market or economic stress and given the Portfolio's underweight position to the sector, there was a negative performance hit.

Outlook and Portfolio positioning

Anxiety is clearly high in the markets, and we would expect this to remain because investors seem to be bouncing between optimism about modest 2% economic growth and nervousness about the graying economic cycle. Time will determine whether the Fed's last rate hike was justified, but it is important to remember how quickly sentiment turned from October to December. In our view, the markets overreacted to the December hike, as we think a couple events falling in the right direction (e.g. a real trade war truce, and more accommodative Fed language) could easily shift sentiment back to risk-on, at least temporarily.

With that said, we believe the script is largely written as we are three years into a Fed tightening cycle. The interest rate increases since 2015 have resulted in a more neutral Fed policy, regardless of what policy tweaks the Fed may make in 2019. This view formed the basis for the material changes made to the complexion of the Portfolio during 2018. The more notable changes include reducing information technology exposure by exiting positions in semiconductor capital equipment and semiconductor stocks. Positions in Applied Materials and Lam Research, which had been good performers for the Portfolio, were eliminated. We also reduced exposure to the financials sector as those stocks became too highly correlated with changes in the yield curve versus stock-specific drivers.

These reductions were repositioned in consumer discretionary where we saw growth opportunities in strong consumer brands that we felt had successfully bridged the Amazon risk chasm and were set for more sustainable growth regardless of the market environment. Names added to this sector during the year included NIKE, Inc., V.F. Corp. and Ulta Beauty, Inc. We also added to health care with multi-year accelerating growth stories, such as Pfizer, Inc., along with massive open-ended growth opportunities, such as Illumina, Inc.

Very often, in these volatile periods, stock correlations spike, and investors dump stocks irrespective of fundamentals. Therefore, growth stocks with durable, sustainable competitive positions often get thrown out with the bath water, and this presents a welcome opportunity for long-term investors. During the calendar year, we found such opportunities with names like Estee Lauder Co., Inc., Intuit, Inc., CoStar Group, Inc. and Verisk Analytics, Inc. The net result of these changes was to skew the Portfolio more toward earnings quality and profitability while maintaining a focus on strong growth. As experienced in the fourth quarter of 2018, these improvements in quality have allowed the Portfolio to better withstand choppy markets. We will continue to strategically position the Portfolio to accentuate stock selection over factor bets, but whereas we can't eliminate factors bets we will skew the Portfolio toward these characteristics that align with our philosophy and process. For more radical changes to occur from this point forward we would need to become even more concerned about the economic backdrop, or inversely feel better about the sustainable strength of the economy.

We don't believe a recession is imminent, however. Despite the aging cycle, many of the excesses that often precede a recession are hard to find. These include consumer debt, surplus inventories, corporate debt, and excess business investment, which were very muted this cycle. It's possible we could even see a growth deceleration with a shallow recession or no recession.

The trade war remains a wild card as it is putting a dent in business and consumer confidence. There is currently no sign of a trajectory change on the issue, which bodes poorly for the durability of economic growth. The Trump Administration may react to the softening economic growth with more progress on a trade war resolution, but there is little indication of that right now.

Barring a legitimate economic recession, we think that the current modest growth environment remains supportive of durable, long-term growers. We believe a slowdown in growth would likely narrow investors' focus on stocks with these characteristics, hopefully driving continued outperformance for growth styles.

As of calendar year end 2018, the Portfolio's largest positions Microsoft Corp., Amazon.com, Inc., Apple, Inc., Visa, Inc., CME Group, Inc., Alphabet, Inc., MasterCard, Inc., Verisk Analytics, Inc., UnitedHealth Group, Inc. and Adobe, Inc. Thank you for your continued interest and support.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Growth.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	99.7%
Information Technology	34.3%
Consumer Discretionary	17.2%
Health Care	16.1%
Industrials	11.9%
Communication Services	9.5%
Financials	6.7%
Consumer Staples	2.4%
Real Estate	1.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
CME Group, Inc.	Financials	Financial Exchanges & Data
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Verisk Analytics, Inc., Class A	Industrials	Research & Consulting Services
UnitedHealth Group, Inc.	Health Care	Managed Health Care
Adobe, Inc.	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

GROWTH



Ivy VIP Growth (Class II)(1)	$36,067
Russell 1000 Growth Index	$41,481

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class II
1-year period ended 12-31-18	2.28%
5-year period ended 12-31-18	9.92%
10-year period ended 12-31-18	13.69%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS GROWTH *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 0.7%		
Comcast Corp., Class A	137	$ 4,648
Interactive Home Entertainment – 1.4%		
Electronic Arts, Inc. (A)	120	9,501
Interactive Media & Services – 7.4%		
Alphabet, Inc., Class A (A)	26	27,232
Alphabet, Inc., Class C (A)	12	12,666
Facebook, Inc., Class A (A)	73	9,530
		49,428
Total Communication Services – 9.5%		63,577
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.9%		
V.F. Corp.	271	19,347
Footwear – 2.9%		
NIKE, Inc., Class B	263	19,462
Home Improvement Retail – 2.6%		
Home Depot, Inc. (The)	103	17,663
Internet & Direct Marketing Retail – 7.4%		
Amazon.com, Inc. (A)	25	37,854
Booking Holdings, Inc. (A)	7	11,368
		49,222
Specialty Stores – 1.4%		
Ulta Beauty, Inc. (A)	39	9,500
Total Consumer Discretionary – 17.2%		115,194
Consumer Staples		
Personal Products – 2.0%		
Estee Lauder Co., Inc. (The), Class A	102	13,244
Soft Drinks – 0.4%		
Monster Beverage Corp. (A)	62	3,027
Total Consumer Staples – 2.4%		16,271
Financials		
Financial Exchanges & Data – 5.7%		
CME Group, Inc.	155	29,159
S&P Global, Inc.	52	8,795
		37,954
Investment Banking & Brokerage – 1.0%		
Charles Schwab Corp. (The)	170	7,047
Total Financials – 6.7%		45,001
Health Care		
Health Care Equipment – 5.7%		
Abiomed, Inc. (A)	22	7,216
Danaher Corp.	159	16,386

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment (Continued)		
Intuitive Surgical, Inc. (A)	31	$ 14,942
		38,544
Life Sciences Tools & Services – 1.5%		
Illumina, Inc. (A)	33	9,868
Managed Health Care – 3.1%		
UnitedHealth Group, Inc.	84	20,826
Pharmaceuticals – 5.8%		
Elanco Animal Health, Inc. (A)	23	732
Pfizer, Inc.	415	18,097
Zoetis, Inc.	232	19,820
		38,649
Total Health Care – 16.1%		107,887
Industrials		
Aerospace & Defense – 2.3%		
Lockheed Martin Corp.	23	6,074
Northrop Grumman Corp.	38	9,331
		15,405
Construction Machinery & Heavy Trucks – 1.1%		
Caterpillar, Inc.	54	6,900
Industrial Machinery – 0.9%		
Stanley Black & Decker, Inc.	52	6,203
Railroads – 1.1%		
Union Pacific Corp.	54	7,409
Research & Consulting Services – 4.9%		
CoStar Group, Inc. (A)	34	11,537
Verisk Analytics, Inc., Class A (A)	196	21,372
		32,909
Trucking – 1.6%		
J.B. Hunt Transport Services, Inc.	112	10,393
Total Industrials – 11.9%		79,219
Information Technology		
Application Software – 7.8%		
Adobe, Inc. (A)	89	20,158
Intuit, Inc.	83	16,319
salesforce.com, Inc. (A)	116	15,847
		52,324
Data Processing & Outsourced Services – 11.6%		
FleetCor Technologies, Inc. (A)	36	6,742
MasterCard, Inc., Class A	117	21,980
PayPal, Inc. (A)	229	19,285
Visa, Inc., Class A	226	29,752
		77,759
Internet Services & Infrastructure – 2.1%		
VeriSign, Inc. (A)	93	13,821

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 8.1%		
Microsoft Corp.	535	$ 54,381
Technology Hardware, Storage & Peripherals – 4.7%		
Apple, Inc.	197	31,037
Total Information Technology – 34.3%		229,322
Real Estate		
Specialized REITs – 1.6%		
American Tower Corp., Class A	69	10,915
Total Real Estate – 1.6%		10,915
TOTAL COMMON STOCKS – 99.7%		$667,386
(Cost: $539,860)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19 (B)	$1,994	1,994
TOTAL SHORT-TERM SECURITIES – 0.3%		$ 1,994
(Cost: $1,994)		
TOTAL INVESTMENT SECURITIES – 100.0%		$669,380
(Cost: $541,854)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(189)
NET ASSETS – 100.0%		$ 669,191

DECEMBER 31, 2018

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$667,386	$ —	$—
Short-Term Securities	—	1,994	—
Total	$667,386	$1,994	$—

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Chad Gunther

Below, Chad Gunther, portfolio manager of Ivy VIP High Income, discusses positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Gunther has managed the Portfolio since July 2014, and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018

Ivy VIP High Income (Class II shares at net asset value) Benchmark(s) and/or Lipper Category	-2.11%
ICE Bank of America Merrill Lynch US High Yield Index (generally reflects the performance of securities representing the high-yield sector of the bond market)	-2.27%
Morningstar High Yield Bond Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-2.81%
Lipper Variable Annuity High Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-2.63%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Market overview

A number of factors began in the fourth quarter that led to a sharp sell-off in both equities and credit to end the year. Concerns around the Federal Reserve (Fed), trade tensions with China, declines in energy and a flattening yield curve all left the markets in a state of uncertainty and kept investors worried about the domestic and global outlooks.

The risk-off environment in credit towards the end of the year resulted in higher quality bonds outperforming for 2018. Broadly, high yield bonds ended the year returning -2.45%, only the fourth loss in the last 25 years. Broken down by credit quality, B and BB credits returned -1.6% and -2.5%, respectively, while CCC credits ended down -2.9%. In 2018, leveraged loans were among the top performing asset classes by posting a 1% gain, outperforming investment grade and high yield. Additionally, credit spreads widened more than 200 basis points in the final quarter of 2018, a reversal from the decade low spreads reached in the third quarter. At the end of the year, yields in the high yield asset class increased by 170 bps to 8.23%, a level not seen since April 2016, while yields in the leveraged loan asset class increased by 75 bps 7.5%.

During the year, the high yield asset class experienced the largest retail withdrawals on record at -$45.1 billion. In contrast, leveraged loans experienced inflows of $737 million, even after taking into account record outflows in the fourth quarter, which included -$9.9 billion in outflows in the month of December, the largest monthly outflow on record. In terms of new issue activity, the high yield market saw $187.4 billion in 2018, while full-year volume decreased 43% compared to $328 billion in 2017. Notably, zero deals priced in December, which was the first time that happened since November 2008 and only the second time since 1990. Leveraged loan new issue volume was $704 billion for the year, which was the second highest on record, only behind last year's $974 billion.

Portfolio discussion

The Portfolio outperformed its benchmark and its Lipper and Morningstar categories for the fiscal year. The Portfolio's underweight to the energy sector and overweight allocation to leverage loans contributed positively to relative performance. Detracting from performance during the year was a credit event in the gaming sector, as well as the broader risk-off environment in the market which disproportionately impacted the prices of some of our larger holdings.

Given the Portfolio's philosophy of finding credits that we believe can outperform throughout a credit cycle, when bouts of extreme volatility occur, such as during the latter part of the year, we tend to stay the course on current investments and scour the markets for additional opportunities that may occur as a result of the volatility.

The Portfolio composition between bonds and leverage loans was 67% and 20% respectively at year end. While leverage loans saw higher than normal outflows in Q4 and experienced negative returns, especially in December, our 20% exposure still outperformed the benchmark for 2018. In contrast, the Portfolio's bond allocation underperformed the index for 2018.

The Portfolio's weighting in CCC-rated bonds started the year at 26%, but ended the year with a 23% allocation in CCC, as measured by Standard & Poor's ratings. Towards the end of the year, CCC credits came under pressure and are now averaging distressed spread levels (1,100 bps). Given the nearly -9% return that CCC credits experienced in the final quarter of 2018, the lack of compensation (spread) prior to the quarter vanished and caught our attention as a possible opportunity to find CCC credits at attractive valuations.

Outlook

We believe the high yield market has moved to fair value following the more than 200 bps widening in the final quarter of the year. We are cautiously optimistic that over the next 12 months potential returns in the high yield market may improve. However, we are closely monitoring potential areas of concern, including slowing earnings growth, flattening yield curve, the government shutdown, Brexit vote, possible Fed policy mistake and a yet-to-be-seen China trade deal. On the flip side, after the recent pull back in the market, most asset classes, including high yield, seem to have priced in the majority of negative headwinds.

We have already seen the Fed take a more dovish tone with a "wait and see" attitude towards further rate hikes. Oil prices have stabilized after the OPEC meeting where an agreement to cut production was reached, and talks between the U.S. and China on a new trade pact seems to be progressing. Details are few, but clarity would be a welcome outcome to the market.

We think there is favorable probability that several uncertainties plaguing the market may come to resolution giving investors and company executives more clarity on the macro environment. We believe this should lead to tighter spreads and positive returns versus wider spreads and a full-blown recession in 2019.

As always, our focus when evaluating investments is to focus on a company's business model and competitive advantages in order to weather a recession and perform throughout the cycle. We will continue to focus on the fundamentals of our investments as that has served us well in the past and we expect should do so in the future.

Past performance is not a guarantee of future results. As with any investment, the value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. In addition to the risks typically associated with fixed-income securities, loan participations in which the fund may invest carry other risks including the risk of insolvency of the lending bank or other intermediary. Loan participations may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy VIP High Income.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	**5.8%**
Financials	3.2%
Consumer Discretionary	1.5%
Energy	1.0%
Health Care	0.1%
Communication Services	0.0%
Consumer Staples	0.0%
Industrials	0.0%
Warrants	**0.0%**
Bonds	**87.4%**
Corporate Debt Securities	67.3%
Loans	20.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.8%**

Quality Weightings

Non-Investment Grade	**87.4%**
BB	10.4%
B	44.4%
CCC	28.7%
Below CCC	1.1%
Non-rated	2.8%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**12.6%**

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE IN $10,000 INVESTMENT HIGH INCOME



| | Ivy VIP High Income (Class II)[1] | $26,825 |
| | I.C.E. BofA Merrill Lynch US High Yield Index | $28,367 |

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class I	Class II
1-year period ended 12-31-18	-1.86%	-2.11%
5-year period ended 12-31-18	—	2.94%
10-year period ended 12-31-18	—	10.37%
Since Inception of Class through 12-31-18[3]	0.89%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS HIGH INCOME *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 0.0%		
Cumulus Media, Inc., Class A (A)	20	$ 215
Cable & Satellite – 0.0%		
Altice N.V., Class A (A)(B)(C)	78	151
Altice USA, Inc., Class A	32	534
		685
Total Communication Services – 0.0%		900
Consumer Discretionary		
Apparel Retail – 0.0%		
True Religion Apparel, Inc. (A)(D)	13	216
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)(D)(E)	—*	—
Education Services – 0.8%		
Laureate Education, Inc., Class A (A)	443	6,746
Hotels, Resorts & Cruise Lines – 0.7%		
Studio City International Holdings Ltd. ADR (A)	343	5,737
Total Consumer Discretionary – 1.5%		12,699
Consumer Staples		
Agricultural Products – 0.0%		
ASG Warrant Corp. (A)(D)	1	—
Total Consumer Staples – 0.0%		0
Energy		
Oil & Gas Equipment & Services – 0.0%		
Larchmont Resources LLC (A)(D)(E)(F)	1	252
Oil & Gas Exploration & Production – 0.1%		
Midstates Petroleum Co., Inc. (A)	64	479
Sabine Oil & Gas Corp. (A)(E)	—*	12
		491
Total Energy – 0.1%		743
Financials		
Other Diversified Financial Services – 0.4%		
J.G. Wentworth Co. (The) (D)(E)	364	3,645
Total Financials – 0.4%		3,645
Health Care		
Pharmaceuticals – 0.1%		
Concordia International Corp. (A)(B)	35	651
Total Health Care – 0.1%		651

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Air Freight & Logistics – 0.0%		
BIS Industries Ltd. (D)(E)	1,605	$ 31
Total Industrials – 0.0%		31
TOTAL COMMON STOCKS – 2.1%		$18,669
(Cost: $18,453)		

INVESTMENT FUNDS		
Registered Investment Companies – 2.8%		
iShares iBoxx $ High Yield Corporate Bond ETF (C)	290	23,519
TOTAL INVESTMENT FUNDS – 2.8%		$23,519
(Cost: $25,202)		

PREFERRED STOCKS		
Consumer Staples		
Agricultural Products – 0.0%		
Pinnacle Agriculture Enterprises LLC (A)(D)(E)	4,583	410
Total Consumer Staples – 0.0%		410
Energy		
Oil & Gas Exploration & Production – 0.9%		
Targa Resources Corp., 9.500% (A)(E)	8	8,079
Total Energy – 0.9%		8,079
TOTAL PREFERRED STOCKS – 0.9%		$ 8,489
(Cost: $10,499)		

WARRANTS		
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas Corp., expires 12-29-29 (E)(G)	1	6
		6
TOTAL WARRANTS – 0.0%		$ 6
(Cost: $7)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Advertising – 0.2%		
Acosta, Inc., 7.750%, 10-1-22 (H)	$5,709	1,056
Outfront Media Capital LLC and Outfront Media Capital Corp., 5.625%, 2-15-24	573	565
		1,621

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Alternative Carriers – 0.2%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22	$ 2,433	$ 2,141
Broadcasting – 2.9%		
Clear Channel International B.V., 8.750%, 12-15-20 (H)	725	730
Clear Channel Outdoor Holdings, Inc., 6.500%, 11-15-22	9,435	9,406
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3-15-20	101	99
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3-15-20	4,089	3,987
Sirius XM Radio, Inc.:		
4.625%, 5-15-23 (H)	2,524	2,417
6.000%, 7-15-24 (H)	8,000	8,020
		24,659
Cable & Satellite – 9.4%		
Altice Financing S.A.:		
6.625%, 2-15-23 (H)	1,725	1,656
7.500%, 5-15-26 (H)	4,462	4,072
Altice France S.A.:		
7.375%, 5-1-26 (H)	7,396	6,786
8.125%, 2-1-27 (H)	6,013	5,667
Altice S.A.:		
7.250%, 5-15-22 (H)(I)	EUR256	272
7.750%, 5-15-22 (C)(H)	$ 16,145	14,692
6.250%, 2-15-25 (H)(I)	EUR354	322
7.625%, 2-15-25 (C)(H)	$ 7,307	5,462
Altice U.S. Finance I Corp.:		
5.375%, 7-15-23 (H)	3,161	3,085
5.500%, 5-15-26 (H)	2,745	2,587
Block Communications, Inc., 6.875%, 2-15-25 (H)	609	610
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.500%, 5-1-26 (H)	1,187	1,141
5.000%, 2-1-28 (H)	4,233	3,894
CSC Holdings LLC, 5.375%, 2-1-28 (H)	4,930	4,534
DISH DBS Corp.:		
5.875%, 7-15-22	2,310	2,125
5.875%, 11-15-24	1,724	1,388
7.750%, 7-1-26	2,821	2,334
Neptune Finco Corp.:		
10.125%, 1-15-23 (H)	4,123	4,435
6.625%, 10-15-25 (H)	788	798
10.875%, 10-15-25 (H)	2,746	3,084
VTR Finance B.V., 6.875%, 1-15-24 (H)	10,196	10,196
		79,140
Integrated Telecommunication Services – 4.7%		
Frontier Communications Corp.:		
6.875%, 1-15-25	5,773	2,930
11.000%, 9-15-25 (C)	8,236	5,127
8.500%, 4-1-26 (H)	3,126	2,735

DECEMBER 31, 2018

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Integrated Telecommunication Services (Continued)		
GCI, Inc.,		
6.875%, 4-15-25	$ 4,808	$ 4,664
Olympus Merger Sub, Inc.,		
8.500%, 10-15-25 (H)	15,487	12,157
Sprint Corp.:		
7.250%, 9-15-21	4,315	4,416
7.875%, 9-15-23	3,652	3,748
7.125%, 6-15-24	2,049	2,031
7.625%, 3-1-26	1,879	1,855
		39,663
Movies & Entertainment – 0.2%		
WMG Acquisition Corp.,		
5.500%, 4-15-26 (H)	1,878	1,793
Publishing – 0.4%		
E.W. Scripps Co.,		
5.125%, 5-15-25 (H)	351	322
MDC Partners, Inc.,		
6.500%, 5-1-24 (H)	3,426	3,118
		3,440
Wireless Telecommunication Service – 0.6%		
Digicel Group Ltd.:		
8.250%, 9-30-20 (H)	1,566	1,057
7.125%, 4-1-22 (H)	1,280	595
Digicel Ltd.,		
6.750%, 3-1-23 (H)	1,655	1,309
Sable International Finance Ltd.,		
6.875%, 8-1-22 (H)	1,571	1,603
Sprint Nextel Corp.,		
11.500%, 11-15-21	389	441
		5,005
Total Communication Services – 18.6%		157,462
Consumer Discretionary		
Automotive Retail – 0.5%		
Allison Transmission, Inc.,		
5.000%, 10-1-24 (H)	781	750
Penske Automotive Group, Inc.,		
5.500%, 5-15-26 (C)	474	441
Sonic Automotive, Inc.,		
5.000%, 5-15-23	3,603	3,269
		4,460
Casinos & Gaming – 2.4%		
Everi Payments, Inc.,		
7.500%, 12-15-25 (H)	4,320	4,088
Gateway Casinos & Entertainment		
Ltd., 8.250%, 3-1-24 (H)	2,588	2,627
Golden Nugget, Inc.:		
6.750%, 10-15-24 (H)	6,150	5,796
8.750%, 10-1-25 (H)	1,021	983
Stars Group Holdings B.V. and Stars		
Group (U.S.) Co-Borrower LLC,		
7.000%, 7-15-26 (H)	2,529	2,459
Studio City Finance Ltd.,		
8.500%, 12-1-20 (H)	1,276	1,276

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Casinos & Gaming (Continued)		
Wynn Macau Ltd.:		
4.875%, 10-1-24 (H)	$ 855	$ 761
5.500%, 10-1-27 (H)	2,301	2,002
		19,992
Education Services – 2.4%		
Laureate Education, Inc.,		
8.250%, 5-1-25 (H)	19,228	20,189
Hotels, Resorts & Cruise Lines – 0.3%		
Boyne USA, Inc.,		
7.250%, 5-1-25 (H)	2,468	2,548
Leisure Facilities – 0.2%		
Cedar Fair L.P., Magnum		
Management Corp., Canada's		
Wonderland Co. and Millennium		
Operations LLC,		
5.375%, 4-15-27	2,137	2,019
Restaurants – 0.5%		
1011778 B.C. Unlimited Liability Co.		
and New Red Finance, Inc.,		
5.000%, 10-15-25 (H)	4,838	4,451
Specialized Consumer Services – 0.4%		
Nielsen Co. (Luxembourg) S.a.r.l.		
(The),		
5.500%, 10-1-21 (H)	2,371	2,347
Nielsen Finance LLC and Nielsen		
Finance Co.,		
5.000%, 4-15-22 (H)	896	856
		3,203
Specialty Stores – 1.2%		
Arch Merger Sub, Inc.,		
8.500%, 9-15-25 (H)	7,241	6,533
Cumberland Farms, Inc.,		
6.750%, 5-1-25 (H)	1,904	1,923
Party City Holdings, Inc.,		
6.625%, 8-1-26 (C)(H)	1,912	1,740
		10,196
Total Consumer Discretionary – 7.9%		67,058
Consumer Staples		
Food Distributors – 0.7%		
Performance Food Group, Inc.,		
5.500%, 6-1-24 (H)	2,754	2,665
U.S. Foods, Inc.,		
5.875%, 6-15-24 (H)	2,910	2,830
		5,495
Packaged Foods & Meats – 3.9%		
JBS USA LLC and JBS USA Finance,		
Inc.:		
5.875%, 7-15-24 (H)	5,436	5,327
5.750%, 6-15-25 (C)(H)	4,378	4,181

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Packaged Foods & Meats (Continued)		
JBS USA Lux S.A. and JBS USA		
Finance, Inc.,		
6.750%, 2-15-28 (H)	$ 3,115	$ 3,037
Pilgrim's Pride Corp.:		
5.750%, 3-15-25 (H)	881	826
5.875%, 9-30-27 (H)	3,082	2,797
Post Holdings, Inc.:		
5.500%, 3-1-25 (H)	781	750
5.000%, 8-15-26 (H)	1,267	1,153
5.750%, 3-1-27 (H)	5,618	5,267
Simmons Foods, Inc.:		
7.750%, 1-15-24 (C)(H)	1,656	1,664
5.750%, 11-1-24 (C)(H)	10,900	7,739
		32,741
Total Consumer Staples – 4.6%		38,236
Energy		
Oil & Gas Drilling – 1.2%		
Ensco plc,		
7.750%, 2-1-26	2,484	1,838
KCA Deutag UK Finance plc,		
7.250%, 5-15-21 (H)	5,209	4,220
Offshore Drilling Holding S.A.,		
8.375%, 9-20-20 (H)(J)	8,682	4,395
Offshore Group Investment Ltd.,		
0.000%, 11-1-19 (D)(K)	1,693	—*
		10,453
Oil & Gas Equipment & Services – 0.9%		
Brand Energy & Infrastructure		
Services, Inc.,		
8.500%, 7-15-25 (H)	3,292	2,807
McDermott Escrow 1, Inc. and		
McDermott Escrow 2, Inc.,		
10.625%, 5-1-24 (H)	2,193	1,850
Nine Energy Service, Inc.,		
8.750%, 11-1-23 (H)	1,917	1,821
SESI LLC,		
7.125%, 12-15-21	906	770
		7,248
Oil & Gas Exploration & Production – 3.8%		
Bellatrix Exploration Ltd.,		
8.500%, 5-15-20 (H)	2,965	1,660
Chesapeake Energy Corp.:		
7.000%, 10-1-24 (C)	4,475	3,871
8.000%, 1-15-25 (C)	377	332
Crownrock L.P.,		
5.625%, 10-15-25 (H)	7,521	6,769
Endeavor Energy Resources L.P.:		
5.500%, 1-30-26 (H)	2,453	2,514
5.750%, 1-30-28 (H)	1,789	1,825
Extraction Oil & Gas, Inc.,		
5.625%, 2-1-26 (H)	3,370	2,460
Laredo Petroleum, Inc.,		
6.250%, 3-15-23	821	737
Parsley Energy LLC and Parsley		
Finance Corp.,		
5.625%, 10-15-27 (H)	1,752	1,592

DECEMBER 31, 2018
HIGH INCOME *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Sanchez Energy Corp.,		
7.250%, 2-15-23 (C)(H)	$ 622	$ 507
Seven Generations Energy Ltd.:		
6.750%, 5-1-23 (H)	5,646	5,590
5.375%, 9-30-25 (H)	2,523	2,258
Ultra Resources, Inc.,		
6.875%, 4-15-22 (H)	1,396	489
Whiting Petroleum Corp.,		
6.625%, 1-15-26	1,239	1,062
		31,666
Oil & Gas Refining & Marketing – 1.7%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10-1-24	1,081	1,005
6.375%, 7-1-26	386	359
Comstock Escrow Corp.,		
9.750%, 8-15-26 (H)	10,817	9,140
EP Energy LLC and Everest Acquisition Finance, Inc.:		
9.375%, 5-1-24 (H)	652	290
8.000%, 2-15-25 (H)	1,386	572
7.750%, 5-15-26 (H)	1,933	1,711
QEP Resources, Inc.,		
5.625%, 3-1-26 (C)	1,599	1,327
		14,404
Total Energy – 7.6%		63,771
Financials		
Consumer Finance – 0.9%		
CURO Group Holdings Corp.,		
8.250%, 9-1-25 (H)	3,179	2,495
Quicken Loans, Inc.,		
5.750%, 5-1-25 (H)	5,176	4,840
		7,335
Financial Exchanges & Data – 1.2%		
Financial & Risk U.S. Holdings, Inc.:		
6.250%, 5-15-26 (H)	2,561	2,472
8.250%, 11-15-26 (H)	8,449	7,720
		10,192
Insurance Brokers – 1.1%		
NFP Corp.,		
6.875%, 7-15-25 (H)	10,370	9,281
Investment Banking & Brokerage – 0.1%		
VHF Parent LLC,		
6.750%, 6-15-22 (H)	824	800
Other Diversified Financial Services – 3.4%		
Balboa Merger Sub, Inc.,		
11.375%, 12-1-21 (H)	9,982	10,456
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.:		
6.250%, 2-1-22	3,681	3,635
6.375%, 12-15-25	1,227	1,181

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK),		
10.625%, 5-1-19 (H)(L)	$24,779	$ 13,628
		28,900
Property & Casualty Insurance – 1.0%		
Amwins Group, Inc.,		
7.750%, 7-1-26 (H)	3,153	2,980
Hub International Ltd.,		
7.000%, 5-1-26 (H)	6,394	5,802
		8,782
Specialized Finance – 1.3%		
Compass Group Diversified Holdings LLC,		
8.000%, 5-1-26 (H)	2,534	2,509
Hadrian Merger Sub, Inc.,		
8.500%, 5-1-26 (H)	4,714	4,242
Tervita Escrow Corp.,		
7.625%, 12-1-21 (H)	1,289	1,228
TMX Finance LLC and TitleMax Finance Corp.,		
11.125%, 4-1-23 (H)	3,903	3,141
		11,120
Thrifts & Mortgage Finance – 0.3%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.375%, 6-15-25 (H)	2,943	2,649
Total Financials – 9.3%		79,059
Health Care		
Health Care Facilities – 2.2%		
DaVita HealthCare Partners, Inc.,		
5.125%, 7-15-24	548	514
MPH Acquisition Holdings LLC,		
7.125%, 6-1-24 (H)	1,906	1,777
RegionalCare Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc.,		
9.750%, 12-1-26 (H)	12,908	12,230
Surgery Center Holdings, Inc.,		
8.875%, 4-15-21(C) (H)	4,607	4,596
		19,117
Health Care Supplies – 0.2%		
Kinetic Concepts, Inc. and KCI USA, Inc.,		
12.500%, 11-1-21 (H)	465	498
Universal Hospital Services, Inc.,		
7.625%, 8-15-20	797	791
		1,289
Health Care Technology – 1.1%		
Verscend Holding Corp.,		
9.750%, 8-15-26 (H)	9,914	9,319

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life Sciences Tools & Services – 1.1%		
Avantor, Inc.:		
6.000%, 10-1-24 (H)	$ 2,149	$ 2,111
9.000%, 10-1-25 (H)	6,976	6,976
		9,087
Pharmaceuticals – 1.6%		
Advanz Pharma Corp.,		
8.000%, 9-6-24 (C)	430	409
HLF Financing S.a.r.l. LLC and Herbalife International, Inc.,		
7.250%, 8-15-26 (H)	891	877
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,		
6.375%, 8-1-23 (H)	2,117	2,023
Valeant Pharmaceuticals International, Inc.:		
5.500%, 3-1-23 (H)	117	107
5.500%, 11-1-25 (H)	1,252	1,167
9.000%, 12-15-25 (H)	855	851
9.250%, 4-1-26 (H)	2,515	2,515
8.500%, 1-31-27 (H)	1,934	1,876
VRX Escrow Corp.:		
5.875%, 5-15-23 (H)	1,882	1,741
6.125%, 4-15-25 (H)	1,727	1,507
		13,073
Total Health Care – 6.2%		51,885
Industrials		
Aerospace & Defense – 1.9%		
TransDigm UK Holdings plc,		
6.875%, 5-15-26 (H)	2,171	2,068
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7-15-22	5,075	4,954
6.500%, 7-15-24	6,077	5,910
6.500%, 5-15-25	1,162	1,110
6.375%, 6-15-26	2,490	2,316
		16,358
Building Products – 0.1%		
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 6-15-24	953	898
Diversified Support Services – 0.5%		
Ahern Rentals, Inc.,		
7.375%, 5-15-23 (H)	3,901	3,121
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9-15-26	472	445
		3,566
Environmental & Facilities Services – 1.0%		
GFL Environmental, Inc.:		
5.625%, 5-1-22 (H)	820	757
5.375%, 3-1-23 (H)	4,399	3,849
7.000%, 6-1-26 (H)	3,835	3,346

SCHEDULE OF INVESTMENTS HIGH INCOME *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Environmental & Facilities Services (Continued)		
Waste Pro USA, Inc.,		
5.500%, 2-15-26 (H)	$ 482	$ 443
		8,395
Industrial Machinery – 0.1%		
Apex Tool Group LLC and BC Mountain Finance, Inc.,		
9.000%, 2-15-23 (H)	1,245	1,052
Security & Alarm Services – 0.9%		
Prime Security Services Borrower LLC,		
9.250%, 5-15-23 (H)	7,504	7,738
Total Industrials – 4.5%		38,007
Information Technology		
Application Software – 1.3%		
Kronos Acquisition Holdings, Inc.,		
9.000%, 8-15-23 (H)	13,902	10,670
Data Processing & Outsourced Services – 2.3%		
Alliance Data Systems Corp.,		
5.375%, 8-1-22 (H)	6,395	6,235
Italics Merger Sub, Inc.,		
7.125%, 7-15-23 (H)	12,951	12,613
j2 Cloud Services LLC and j2 Global, Inc.,		
6.000%, 7-15-25 (H)	1,192	1,165
		20,013
IT Consulting & Other Services – 1.5%		
Cardtronics, Inc. and Cardtronics USA, Inc.,		
5.500%, 5-1-25 (H)	687	635
NCR Escrow Corp.:		
5.875%, 12-15-21	4,719	4,601
6.375%, 12-15-23	4,266	4,135
Pioneer Holding Corp.,		
9.000%, 11-1-22 (H)	3,739	3,758
		13,129
Total Information Technology – 5.1%		43,812
Materials		
Aluminum – 1.4%		
Constellium N.V.:		
5.750%, 5-15-24 (H)	3,551	3,267
6.625%, 3-1-25 (H)	4,140	3,840
5.875%, 2-15-26 (H)	2,322	2,066
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8-15-24 (H)	1,471	1,383
5.875%, 9-30-26 (H)	985	872
		11,428

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Commodity Chemicals – 0.5%		
NOVA Chemicals Corp.:		
4.875%, 6-1-24 (H)	$2,943	$ 2,656
5.250%, 6-1-27 (H)	1,177	1,042
		3,698
Construction Materials – 0.6%		
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (H)	6,615	5,358
Fertilizers & Agricultural Chemicals – 0.5%		
Pinnacle Operating Corp.,		
9.000%, 5-15-23 (H)	6,601	4,291
Metal & Glass Containers – 0.3%		
ARD Finance S.A. (7.125% Cash or 7.875% PIK),		
7.125%, 9-15-23 (L)	548	492
ARD Securities Finance S.a.r.l. (8.750% Cash or 8.750% PIK),		
8.750%, 1-31-23 (H)(L)	1,516	1,281
HudBay Minerals, Inc.:		
7.250%, 1-15-23 (H)	408	403
7.625%, 1-15-25 (H)	611	597
		2,773
Paper Packaging – 0.1%		
Flex Acquisition Co., Inc.,		
6.875%, 1-15-25 (H)	727	647
Specialty Chemicals – 0.1%		
Kraton Polymers LLC and Kraton Polymers Capital Corp.,		
7.000%, 4-15-25 (C)(H)	1,082	995
Total Materials – 3.5%		29,190
TOTAL CORPORATE DEBT SECURITIES – 67.3%		$568,480
(Cost: $634,187)		

LOANS(M)	Principal	Value
Communication Services		
Advertising – 0.4%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps),		
5.772%, 7-25-21	798	703
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps),		
9.022%, 7-25-22	3,371	2,629
		3,332
Broadcasting – 0.1%		
MLN U.S. Holdco LLC,		
0.000%, 11-30-26 (N)	529	515

LOANS(M) (Continued)	Principal	Value
Cable & Satellite – 0.0%		
Liberty Cablevision of Puerto Rico LLC (ICE LIBOR plus 350 bps),		
5.936%, 1-7-22	$ 96	$ 92
Integrated Telecommunication Services – 0.9%		
West Corp. (3-Month ICE LIBOR plus 400 bps),		
6.527%, 10-10-24	8,296	7,597
Publishing – 0.1%		
Recorded Books, Inc. (ICE LIBOR plus 450 bps),		
7.303%, 8-31-25	1,141	1,121
Wireless Telecommunication Service – 0.1%		
Digicel International Finance Ltd. (ICE LIBOR plus 325 bps),		
5.960%, 5-10-24	653	591
Total Communication Services – 1.6%		13,248
Consumer Discretionary		
Apparel Retail – 1.1%		
Talbots, Inc. (The) (ICE LIBOR plus 700 bps),		
9.506%, 11-28-22 (D)	7,763	7,647
TRLG Intermediate Holdings LLC,		
10.000%, 10-27-22	1,537	1,465
		9,112
Education Services – 0.7%		
Laureate Education, Inc. (ICE LIBOR plus 350 bps),		
6.027%, 4-26-24	6,451	6,313
Housewares & Specialties – 0.3%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps),		
6.552%, 5-15-23	2,573	2,420
Restaurants – 0.5%		
NPC International, Inc. (ICE LIBOR plus 350 bps),		
6.022%, 4-20-24	799	745
NPC International, Inc. (ICE LIBOR plus 750 bps),		
10.022%, 4-18-25	3,326	3,110
		3,855
Specialized Consumer Services – 0.2%		
Asurion LLC (ICE LIBOR plus 600 bps),		
9.022%, 8-4-25	1,861	1,837
Specialty Stores – 0.9%		
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps),		
7.477%, 10-16-23	2,661	2,524
Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps),		
11.727%, 5-21-24	5,394	5,205
		7,729

HIGH INCOME *(in thousands)*

LOANS(M) (Continued)	Principal	Value
Textiles – 0.4%		
SIWF Holdings, Inc. (ICE LIBOR plus 425 bps), 6.720%, 6-15-25	$3,850	$ 3,732
Total Consumer Discretionary – 4.1%		34,998
Consumer Staples		
Hypermarkets & Super Centers – 0.4%		
GOBP Holdings, Inc. (ICE LIBOR plus 375 bps), 6.553%, 10-22-25	2,110	2,054
GOBP Holdings, Inc. (ICE LIBOR plus 725 bps), 10.053%, 10-22-26	1,406	1,381
		3,435
Total Consumer Staples – 0.4%		3,435
Energy		
Coal & Consumable Fuels – 1.1%		
Foresight Energy LLC (ICE LIBOR plus 725 bps), 8.277%, 3-28-22	7,134	6,970
Westmoreland Coal Co., 0.000%, 5-22-19 (N)	144	144
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 8.834%, 12-16-20 (O)	3,865	1,477
Westmoreland Coal Co. (ICE LIBOR plus 825 bps), 10.896%, 5-21-19	650	647
		9,238
Oil & Gas Equipment & Services – 0.1%		
Larchmont Resources LLC (9.770% Cash or 9.770% PIK), 9.770%, 8-7-20 (D)(F)(L)	817	792
Oil & Gas Exploration & Production – 0.2%		
California Resources Corp. (ICE LIBOR plus 475 bps), 7.256%, 12-31-22	1,928	1,864
Oil & Gas Storage & Transportation – 0.6%		
Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 13.457%, 2-16-21	1,911	1,799
Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 8.457%, 8-12-20	3,327	3,227
		5,026
Total Energy – 2.0%		16,920
Financials		
Asset Management & Custody Banks – 0.5%		
Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 9.186%, 7-20-26 (D)	4,048	3,845
Financial Exchanges & Data – 0.3%		
Hudson River Trading LLC (3-Month U.S. LIBOR plus 350 bps), 6.006%, 4-3-25 (D)	2,704	2,643

LOANS(M) (Continued)	Principal	Value
Insurance Brokers – 0.3%		
NFP Corp. (ICE LIBOR plus 300 bps), 5.522%, 1-8-24	$2,525	$ 2,383
Investment Banking & Brokerage – 0.6%		
Jane Street Group LLC (ICE LIBOR plus 375 bps), 5.527%, 8-25-22	5,071	4,923
Property & Casualty Insurance – 1.2%		
Hub International Ltd. (ICE LIBOR plus 300 bps), 5.240%, 4-25-25	1,595	1,503
Mayfield Agency Borrower, Inc. (ICE LIBOR plus 450 bps), 6.522%, 2-28-25	8,458	8,225
		9,728
Specialized Finance – 0.3%		
Mayfield Agency Borrower, Inc. (ICE LIBOR plus 850 bps), 11.022%, 2-28-26 (D)	2,807	2,751
Total Financials – 3.2%		26,273
Health Care		
Health Care Equipment – 0.1%		
LifeScan Global Corp. (ICE LIBOR plus 950 bps), 11.896%, 10-1-25 (D)	632	581
Health Care Facilities – 1.8%		
Gentiva Health Services, Inc. (ICE LIBOR plus 375 bps), 6.313%, 7-2-25 (D)	7,397	7,156
Gentiva Health Services, Inc. (ICE LIBOR plus 700 bps), 9.563%, 7-2-26 (D)	1,897	1,888
RegionalCare Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps), 7.129%, 11-16-25	6,454	6,107
		15,151
Health Care Services – 0.5%		
Heartland Dental LLC, 0.000%, 4-30-25 (N)	400	383
Heartland Dental LLC (ICE LIBOR plus 375 bps), 6.272%, 4-30-25	4,373	4,181
		4,564
Health Care Technology – 1.0%		
Verscend Holding Corp. (ICE LIBOR plus 450 bps), 7.022%, 8-27-25	9,030	8,714
Pharmaceuticals – 0.1%		
Concordia International Corp. (ICE LIBOR plus 550 bps), 7.887%, 9-6-24	1,188	1,130
Total Health Care – 3.5%		30,140

LOANS(M) (Continued)	Principal	Value
Industrials		
Building Products – 0.2%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 10.522%, 3-27-22	$ 1,784	$ 1,597
Construction & Engineering – 1.0%		
McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps), 7.522%, 5-10-25	8,492	7,905
Tensar International Corp. (ICE LIBOR plus 850 bps), 11.303%, 7-10-22 (D)	1,119	1,030
		8,935
Diversified Support Services – 0.1%		
USS Ultimate Holdings, Inc. (ICE LIBOR plus 775 bps), 10.272%, 8-25-25	1,208	1,150
Industrial Conglomerates – 0.7%		
PAE Holding Corp. (ICE LIBOR plus 550 bps), 8.119%, 10-20-22 (D)	5,184	5,081
PAE Holding Corp. (ICE LIBOR plus 950 bps), 12.119%, 10-20-23 (D)	798	778
		5,859
Industrial Machinery – 1.5%		
Dynacast International LLC (ICE LIBOR plus 850 bps):		
0.000%, 1-30-23 (D)(N)	5,491	5,106
11.303%, 1-30-23 (D)	7,863	7,313
		12,419
Total Industrials – 3.5%		29,960
Information Technology		
Application Software – 0.2%		
Applied Systems, Inc. (ICE LIBOR plus 700 bps), 9.522%, 9-19-25	1,954	1,900
Communications Equipment – 0.4%		
MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps), 7.022%, 11-30-25	1,900	1,837
MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps), 11.272%, 11-30-26	1,267	1,232
		3,069
Data Processing & Outsourced Services – 0.6%		
Colorado Buyer, Inc. (ICE LIBOR plus 300 bps), 9.630%, 5-1-25	2,171	1,986
Great Dane Merger Sub, Inc. (ICE LIBOR plus 375 bps), 6.272%, 5-21-25 (D)	3,177	3,090
		5,076
Total Information Technology – 1.2%		10,045

DECEMBER 31, 2018

LOANS(M) (Continued)	Principal	Value
Materials		
Construction Materials – 0.5%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps),		
6.803%, 5-31-25	$ 4,341	$ 4,114
Paper Packaging – 0.1%		
Ranpak (Rack Merger) (ICE LIBOR plus 725 bps),		
9.705%, 10-1-22(D)	1,182	1,173
Total Materials – 0.6%		5,287
TOTAL LOANS – 20.1%		$ 170,306
(Cost: $178,778)		
SHORT-TERM SECURITIES		
Commercial Paper(P) – 5.1%		
CVS Health Corp.,		
2.700%, 1-2-19	4,864	4,863
DTE Electric Co.,		
2.955%, 1-9-19	5,000	4,997
J.M. Smucker Co. (The),		
2.750%, 1-2-19	5,482	5,481
McCormick & Co., Inc.,		
2.733%, 1-4-19	5,000	4,999
Walgreens Boots Alliance, Inc.:		
2.906%, 1-9-19	15,000	14,990
2.730%, 1-10-19	5,000	4,996
Wisconsin Electric Power Co.,		
2.754%, 1-7-19	3,000	2,998
		43,324
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.720%, 1-7-19(Q)	2,620	2,620
Money Market Funds – 3.4%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares,		
2.400%, (R)(S)	28,480	28,480
TOTAL SHORT-TERM SECURITIES – 8.8%		$ 74,424
(Cost: $74,426)		
TOTAL INVESTMENT SECURITIES – 102.0%		$863,893
(Cost: $941,552)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.0)%		(16,839)
NET ASSETS – 100.0%		$847,054

SCHEDULE OF INVESTMENTS HIGH INCOME *(in thousands)*

DECEMBER 31, 2018

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of securities with an aggregate value of $31,361 are on loan.

(D)Securities whose value was determined using significant unobservable inputs.

(E)Restricted securities. At December 31, 2018, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
BIS Industries Ltd.	12-22-17	1,605	$ 151	$ 31
J.G. Wentworth Co. (The)	1-25-18	364	3,211	3,645
Larchmont Resources LLC	12-8-16	1	340	252
New Cotai Participation Corp., Class B	4-12-13	–*	62	–
Sabine Oil & Gas Corp.	12-7-16	–*	11	12
Pinnacle Agriculture Enterprises LLC	3-10-17	4,583	2,083	410
Targa Resources Corp., 9.500%	10-24-17	8	8,416	8,079
Sabine Oil & Gas Corp., expires 12-29-29	12-7-16	1	7	6
			$14,281	$12,435

The total value of these securities represented 1.5% of net assets at December 31, 2018.

(F)Deemed to be an affiliate due to the Portfolio owning at least 5% of the voting securities.

(G)Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(H)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2018 the total value of these securities amounted to $472,802 or 55.8% of net assets.

(I)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(J)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at December 31, 2018.

(K)Zero coupon bond.

(L)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(M)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(N)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(O)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(P)Rate shown is the yield to maturity at December 31, 2018.

(Q)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(R)Investment made with cash collateral received from securities on loan.

(S)Rate shown is the annualized 7-day yield at December 31, 2018.

The following forward foreign currency contracts were outstanding at December 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	680	U.S. Dollar	793	1-7-19	Morgan Stanley International	$14	$—

SCHEDULE OF INVESTMENTS HIGH INCOME *(in thousands)*

DECEMBER 31, 2018

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 749	$ 151	$ —
Consumer Discretionary	12,483	—	216
Energy	479	12	252
Financials	—	—	3,645
Health Care	651	—	—
Industrials	—	—	31
Total Common Stocks	$ 14,362	$ 163	$ 4,144
Investment Funds	23,519	—	—
Preferred Stocks	—	8,079	410
Warrants	—	6	—
Corporate Debt Securities	—	568,480	—*
Loans	—	119,432	50,874
Short-Term Securities	28,480	45,944	—
Total	$ 66,361	$ 742,104	$55,428
Forward Foreign Currency Contracts	$ —	$ 14	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Loans
Beginning Balance 1-1-18	$ 1,041	$ 3,753	$ 15,721
Net realized gain (loss)	—	—	34
Net change in unrealized appreciation (depreciation)	(595)	(3,343)	(1,864)
Purchases	3,363	—	35,453
Sales	—	—	(5,923)
Amortization/Accretion of premium/discount	—	—	46
Transfers into Level 3 during the period	335	—	7,407
Transfers out of Level 3 during the period	—	—	—
Ending Balance 12-31-18	$ 4,144	$ 410	$50,874
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12-31-18	$ (595)	$(3,343)	$ (1,307)

Information about Level 3 fair value measurements:

	Fair Value at 12-31-18	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 247	Market Approach	Adjusted EBITDA multiple	4.26x and 6.84x
	252	Third-party valuation service	Broker quote	N/A
	3,645	Transaction	Price	$10 per share
Preferred Stocks	410	Market Comparable Approach	Adjusted EBITDA multiple	9.27x
			Illiquidity discount	10%
Loans	50,874	Third-party valuation service	Broker quote	N/A

Significant increases (decreases) in the adjusted EBITDA multiple inputs as of the reporting date would result in a higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input as of the reporting date would result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
PIK = Payment In Kind
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

(UNAUDITED)



John Maxwell



Catherine Murray

Below, John Maxwell, CFA, and Catherine Murray, portfolio managers of Ivy VIP International Core Equity, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Maxwell has managed the Portfolio since May 2009 and has 27 years of industry experience. Ms. Murray was named portfolio manager in January 2017 and was previously an assistant portfolio manager on the Portfolio since 2014. She has 28 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP International Core Equity (Class II shares at net asset value)	-17.81%
Benchmark(s) and/or Morningstar and Lipper Categories	
MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East)	-13.79%
Morningstar Foreign Large Blend Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-14.59%
Lipper Variable Annuity International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-15.44%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

International markets posted poor returns

During the fiscal year, global economic growth disappointed and desynchronized, with the MSCI EAFE Index posting a double-digit decline. Europe and Japan began to see weaker growth early in the year followed by China. Growth in the U.S. remained relatively robust until the fourth quarter. Geopolitics weighed heavily across markets as nationalism/populism continued its rise – most apparent in China, Europe and the U.S. The ongoing trade war between the U.S. and China was a detriment to the Portfolio's holdings in China and holdings with trade-reliant revenues. That said, in early December, the U.S. and China agreed to trade negotiations rather than ratcheting up tariffs. We believe additional agreements will be reached, though a comprehensive trade pact seems unlikely given many conflicting issues between the two nations.

Despite slowing global gross domestic product (GDP) growth, the U.S. Federal Reserve (Fed) continued to normalize its policy rate, hiking four times over the year. The Federal Funds Rate stood at 2.5% at December's end. In currency markets, the trade-weighted U.S. dollar strengthened throughout the fiscal year but stabilized towards year end as the market anticipated a more dovish Fed in 2019. The 10-year U.S. Treasury yield closed the year at approximately 2.7%, a significant move from the 3.2% levels of November. At the end of the year, the European Central Bank (ECB) ceased their asset purchase program, while the Swedish Central Bank, often considered a harbinger for the ECB, raised rates 25 basis points. China's Central Bank stated a desire to maintain prudent monetary policy and keep the yuan stable while offering "reasonably ample" liquidity to the market. In China, income-tax cuts, lower bank reserve rate requirements and lower borrowing rates have so far not been able to drive an economic reacceleration amid greater than and faster than expected deleveraging.

Portfolio review

For the fiscal year ended December 31, 2018, the Portfolio struggled with stock selection and underperformed its benchmark, the MSCI EAFE Index, and category peers. Stock selection was poorest in the energy and health care sectors. In energy, our stocks were particularly sensitive to the fourth quarter crude oil swoon (Brent crude finished the year at $53.80, down almost 40% from its early October high) while our health care stocks were negatively impacted by company specific issues. Within health care, top detractors included Bayer AG, Fresenius SE & Co. KGaA and Fresenius Medical Care AG & Co. On the positive side, our allocation weightings and stock selection in the financials and consumer discretionary sectors aided performance.

Geographically, stock selection in emerging markets, Japan and the U.K. hurt performance while selection was positive in Europe and developed Asia, ex-Japan. The Portfolio decreased exposure to Japan and Australia due to the inability to find stable, domestic-oriented stocks with attractive relative valuations.

Actions in the Portfolio during the year

Through most of the fiscal year, the Portfolio had a slight tilt to defensive sectors, though that defensive tilt was eliminated during the third quarter. As a result, the Portfolio was balanced relative to defensive/cyclical sectors. Despite increasing our

overall exposure to cyclicals, we made an effort to reduce positioning in more economically sensitive cyclical industries such as materials, autos and retailing, while adding to less sensitive industries including software & services, consumer services, media & entertainment and real estate. Despite the recent decline in the energy sector, the Portfolio maintained an approximate double weight to the sector at fiscal year end. We continue to believe the supply/demand relationship will drive the crude price and energy stocks higher as we move through 2019.

In an effort to provide support in down markets, we maintained our forward currency contract to the Japanese yen, neutralizing our stock underweight allocation on a currency basis. Additionally, we hedged our direct exposure to the Chinese yuan, and modestly increased the Portfolio's cash allocation.

Our themes are unchanged from last year though we continue to refine how we employ the disruption theme.

Current Portfolio themes are:

- Disproportionate growth of emerging-market consumers, particularly in the Asia-Pacific region
- Strong growth in infrastructure
- Solid and believable dividend yields
- Forces of market disruption

What we seek

As we move forward, we continue to seek companies we believe are underpriced relative to their prospects and peers in both the growth and value parts of the market. We are seeking less economically sensitive and less leveraged stocks in both the cyclical and defensive parts of the market. With disruptive forces that seem more concentrated in the defensive part of the market, the Portfolio's defensive/cyclical weighting is balanced. We are also increasingly focused on companies with sustainable competitive advantages or improving industry dynamics that are not appreciated by the market – a strategy we believe to be effective at the end of an economic cycle.

Outlook

There are a number of factors we are carefully monitoring in the current economic environment. Shift in central bank policy, the rise of nationalism and ongoing trade negotiations between the U.S. and China warrant close attention. Going forward, we believe geopolitics is likely to have a greater impact on asset performance than monetary policy. The question remains: How much longer will the cycle extend uninterrupted by looming risks? As a result, we are watching closely for signs of change and continue to seek stocks that should better withstand an economic downturn. While we think U.S.-China trade tensions will persist, we expect some positive agreements in 2019 that will provide relief to the markets.

In much of the world, global monetary policy remains at the extremes of easy and we do not see that changing materially unless inflation accelerates at a higher-than-expected rate. Virtually all countries are struggling with high levels of debt. As a result, we believe central banks will attempt to keep rates below nominal gross domestic product growth in order to monetize the debt and continue to stimulate their economies. As such, we believe there is a long-term cap on how high rates can go. Our base case is continued slow, deliberate exiting of quantitative easing and narrowing of negative interest rate policy globally. Unfortunately, this may result in many economies heading into the next economic downturn with very easy monetary policies.

We believe relative valuation remains supportive for international equities. We see relative value opportunities in emerging markets (especially China), energy, internet-related companies and in many cyclicals that we view as more stable than average.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy VIP International Core Equity.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	**94.4%**
Financials	15.5%
Industrials	12.7%
Consumer Staples	12.6%
Consumer Discretionary	10.6%
Energy	10.3%
Health Care	9.4%
Information Technology	9.0%
Communication Services	8.0%
Materials	5.2%
Real Estate	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.6%**

Country Weightings

Europe	**58.1%**
United Kingdom	13.6%
Switzerland	11.0%
France	10.7%
Germany	10.3%
Other Europe	12.5%
Pacific Basin	**32.0%**
Japan	14.0%
China	8.1%
Other Pacific Basin	9.9%
North America	**4.3%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Total S.A.	France	Energy	Integrated Oil & Gas
SAP AG	Germany	Information Technology	Application Software
Danone S.A.	France	Consumer Staples	Packaged Foods & Meats
Isuzu Motors Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Swedbank AB	Sweden	Financials	Diversified Banks
Airbus SE	France	Industrials	Aerospace & Defense
Nippon Telegraph and Telephone Corp.	Japan	Communication Services	Integrated Telecommunication Services
Unilever plc	United Kingdom	Consumer Staples	Personal Products

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



	Class II
Ivy VIP International Core Equity (Class II)[1]	$19,587
MSCI EAFE Index	$18,452

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-18	-17.81%
5-year period ended 12-31-18	0.56%
10-year period ended 12-31-18	6.95%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS INTERNATIONAL CORE EQUITY *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Australia		
Energy – 0.4%		
Oil Search Ltd.	587	$ 2,955
Materials – 2.8%		
BHP Group plc	246	5,188
BHP Group plc ADR	101	4,247
Newcrest Mining Ltd.	627	9,635
		19,070
Total Australia – 3.2%		$22,025
Canada		
Energy – 3.2%		
Canadian Natural Resources Ltd.	325	7,851
Seven Generations Energy Ltd., Class A(A)	704	5,748
Suncor Energy, Inc.	270	7,549
		21,148
Total Canada – 3.2%		$ 21,148
China		
Communication Services – 1.3%		
China Unicom Ltd.	7,862	8,376
Consumer Discretionary – 2.2%		
Alibaba Group Holding Ltd. ADR (A)	55	7,580
Huayu Automotive Systems Co. Ltd., A Shares	2,918	7,833
		15,413
Consumer Staples – 1.3%		
Wuliangye Yibin Co. Ltd., A Shares	1,235	9,176
Financials – 1.4%		
China Construction Bank Corp.	11,688	9,571
Industrials – 0.8%		
Han's Laser Technology Industry Group Co. Ltd., A Shares	1,158	5,142
Information Technology – 1.1%		
Baidu.com, Inc. ADR (A)	49	7,756
Total China – 8.1%		$55,434
Denmark		
Industrials – 1.2%		
A.P. Moller - Maersk A/S	6	7,891
Total Denmark – 1.2%		$ 7,891
France		
Communication Services – 2.5%		
Criteo S.A. ADR (A)	339	7,693
Orange S.A.	586	9,498
		17,191
Consumer Staples – 2.0%		
Danone S.A.	194	13,684
Energy – 2.5%		
Total S.A.	315	16,602
Financials – 1.0%		
Societe Generale S.A.	222	$ 7,042
Industrials – 2.7%		
Airbus SE	126	11,975
Schneider Electric S.A.	104	7,048
		19,023
Total France – 10.7%		$73,542
Germany		
Consumer Discretionary – 2.0%		
adidas AG	45	9,363
Continental AG	27	3,801
		13,164
Health Care – 5.0%		
Bayer AG	162	11,289
Fresenius Medical Care AG & Co. KGaA	121	7,811
Fresenius SE & Co. KGaA	147	7,110
Merck KGaA	72	7,432
		33,642
Information Technology – 2.2%		
SAP AG	147	14,578
Real Estate – 1.1%		
Deutsche Wohnen AG	171	7,829
Total Germany – 10.3%		$69,213
Hong Kong		
Consumer Discretionary – 0.1%		
Galaxy Entertainment Group	65	411
Financials – 2.8%		
AIA Group Ltd.	1,270	10,546
Hong Kong Exchanges and Clearing Ltd.	297	8,599
		19,145
Total Hong Kong – 2.9%		$19,556
India		
Financials – 1.4%		
Axis Bank Ltd.	1,045	9,270
Total India – 1.4%		$ 9,270
Ireland		
Materials – 1.3%		
CRH plc	334	8,851
Total Ireland – 1.3%		$ 8,851
Italy		
Financials – 1.1%		
UniCredit S.p.A.	639	7,241
Total Italy – 1.1%		$ 7,241
Japan		
Communication Services – 2.8%		
Nippon Telegraph and Telephone Corp.	286	$ 11,648
Yahoo Japan Corp.	2,925	7,277
		18,925
Consumer Discretionary – 3.5%		
Isuzu Motors Ltd.	901	12,640
Subaru Corp.	529	11,290
		23,930
Consumer Staples – 1.3%		
Seven & i Holdings Co. Ltd.	197	8,552
Energy – 1.0%		
Inpex Corp.	762	6,754
Financials – 2.9%		
Kabushiki Kaisha Mitsubishi Tokyo Financial Group	1,814	8,904
Tokio Marine Holdings, Inc.	223	10,571
		19,475
Industrials – 1.5%		
SMC Corp.	34	10,116
Information Technology – 1.0%		
Tokyo Electron Ltd.	61	6,845
Total Japan – 14.0%		$94,597
Luxembourg		
Energy – 1.0%		
Tenaris S.A.	322	3,459
Tenaris S.A. ADR	151	3,219
		6,678
Materials – 1.1%		
ArcelorMittal	346	7,170
Total Luxembourg – 2.1%		$ 13,848
Netherlands		
Energy – 1.5%		
Royal Dutch Petroleum Co., New York Shares	29	1,695
Royal Dutch Shell plc, Class A	298	8,783
		10,478
Industrials – 1.0%		
Koninklijke Philips Electronics N.V., Ordinary Shares	200	7,026
Total Netherlands – 2.5%		$ 17,504
Norway		
Financials – 1.3%		
DNB ASA	534	8,565
Total Norway – 1.3%		$ 8,565

SCHEDULE OF INVESTMENTS INTERNATIONAL CORE EQUITY *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS (Continued)	Shares	Value
South Korea		
Information Technology – 1.4%		
Samsung Electronics Co. Ltd.	270	$ 9,413
Total South Korea – 1.4%		$ 9,413
Spain		
Industrials – 0.6%		
ACS Actividades de Construccion y Servicios S.A.	104	4,015
Total Spain – 0.6%		$ 4,015
Sweden		
Financials – 2.4%		
Svenska Handelsbanken AB, Class A	316	3,511
Swedbank AB	565	12,631
		16,142
Total Sweden – 2.4%		$ 16,142
Switzerland		
Consumer Staples – 2.7%		
Nestle S.A., Registered Shares	222	18,026
Financials – 1.2%		
UBS Group AG	650	8,107
Health Care – 4.4%		
Lonza Group Ltd., Registered Shares	16	4,055
Novartis AG ADR	52	4,448
Novartis AG, Registered Shares	56	4,830
Roche Holdings AG, Genusscheine	68	16,956
		30,289
Industrials – 2.7%		
Adecco S.A.	171	8,028
Ferguson plc	160	10,195
		18,223
Total Switzerland – 11.0%		$74,645
Taiwan		
Information Technology – 1.0%		
MediaTek, Inc.	912	6,784
Total Taiwan – 1.0%		$ 6,784
United Kingdom		
Communication Services – 1.4%		
BT Group plc	3,128	9,510
Consumer Discretionary – 2.8%		
Compass Group plc	403	8,481
Whitbread plc	180	10,535
		19,016
Consumer Staples – 5.3%		
British American Tobacco plc	250	7,943
Imperial Tobacco Group plc	290	8,812
Reckitt Benckiser Group plc	98	7,489

COMMON STOCKS (Continued)	Shares	Value
Consumer Staples (Continued)		
Unilever plc	215	$ 11,304
		35,548
Energy – 0.7%		
FMC Technologies, Inc.	241	4,727
Industrials – 2.2%		
Babcock International Group plc	931	5,806
BAE Systems plc	1,477	8,640
		14,446
Information Technology – 1.2%		
Amdocs Ltd.	136	7,937
Total United Kingdom – 13.6%		$ 91,184
United States		
Information Technology – 1.1%		
Cognizant Technology Solutions Corp., Class A (B)	116	7,345
Total United States – 1.1%		$ 7,345
TOTAL COMMON STOCKS – 94.4%		$638,213
(Cost: $749,589)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 4.2%		
EssilorLuxottica S.A. 2.461%, 1-4-19	$ 6,000	5,999
J.M. Smucker Co. (The) 2.750%, 1-2-19	5,370	5,369
Walgreens Boots Alliance, Inc. 2.906%, 1-9-19	10,000	9,993
Wisconsin Gas LLC 2.520%, 1-10-19	7,000	6,995
		28,356
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.720%, 1-7-19 (D)	2,459	2,459
Municipal Obligations – 0.5%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by FNMA) (BVAL plus 10 bps) 1.760%, 1-7-19 (D)	3,285	3,285
TOTAL SHORT-TERM SECURITIES – 5.1%		$ 34,100
(Cost: $34,101)		
TOTAL INVESTMENT SECURITIES – 99.5%		$672,313
(Cost: $783,690)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (E) – 0.5%		3,563
NET ASSETS – 100.0%		$675,876

SCHEDULE OF INVESTMENTS INTERNATIONAL CORE EQUITY *(in thousands)*

DECEMBER 31, 2018

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $546 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(C)Rate shown is the yield to maturity at December 31, 2018.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Cash of $260 has been pledged as collateral on open OTC swap agreements.

(F)Notional amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

The following total return swap agreements were outstanding at December 31, 2018:

Underlying Security	Long/Short	Counterparty	Maturity Date	Notional Amount(F)	Financing Fee[(1)(2)]	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation
TechnipFMC plc	Long	Goldman Sachs International	09/28/2020	EUR 886	1-Month EURIBOR less 30 bps	$46	$—	$46

(1)The Portfolio pays the financing fee multiplied by the notional amount if long on the swap agreement. If the Portfolio is short on the swap agreement, the Portfolio receives the financing fee multiplied by the notional amount.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. If the Portfolio is long on the swap agreement, the Portfolio would receive payments on any net positive total return, and would owe payments in the event of a negative total return. If the Portfolio is short on the swap agreement, the Portfolio would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following forward foreign currency contracts were outstanding at December 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	46,929	Japanese Yen	5,262,012	1-7-19	Deutsche Bank AG	$1,096	$ —
Chinese Yuan Renminbi Offshore	393,023	U.S. Dollar	55,754	11-1-19	Deutsche Bank AG	—	1,444
						$1,096	$1,444

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 7,693	$ 46,309	$—
Consumer Discretionary	7,580	64,354	—
Consumer Staples	—	84,986	—
Energy	30,789	38,553	—
Financials	—	104,558	—
Health Care	4,448	59,483	—
Industrials	—	85,882	—
Information Technology	23,038	37,620	—
Materials	4,247	30,844	—
Real Estate	—	7,829	—
Total Common Stocks	$ 77,795	$560,418	$—
Short-Term Securities	—	34,100	—
Total	$ 77,795	$594,518	$—
Forward Foreign Currency Contracts	$ —	$ 1,096	$—
Total Return Swaps	$ —	$ 46	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,444	$—

DECEMBER 31, 2018

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over The Counter

Market Sector Diversification

(as a % of net assets)

Financials	15.5%
Industrials	12.7%
Consumer Staples	12.6%
Consumer Discretionary	10.6%
Energy	10.3%
Health Care	9.4%
Information Technology	9.0%
Communication Services	8.0%
Materials	5.2%
Real Estate	1.1%
Other+	5.6%

+ Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Kimberly A. Scott



Nathan A. Brown

Below, Kimberly A. Scott, CFA, and Nathan A. Brown, CFA, co-portfolio managers of Ivy VIP Mid Cap Growth, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Ms. Scott has managed the Portfolio since its inception in 2005 and has 31 years of industry experience. Mr. Brown became co-portfolio manager in October 2016 and has 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Mid Cap Growth (Class II shares at net asset value)	-0.06%
Benchmark(s) and/or Morningstar and Lipper Categories	
Russell Midcap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	-4.75%
Morningstar Mid-Cap Growth Universe Average (generally reflects the performance of the universe of Portfolios with similar investment objectives)	-6.01%
Lipper Variable Annuity Mid-Cap Growth Portfolios Universe Average (generally reflects the performance of the universe of Portfolios with similar investment objectives)	-4.27%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Mid-cap growth stocks, as represented by the Portfolio's benchmark, the Russell Midcap Growth Index, lost 4.75% in the 12-month period ended December 31, 2018. Ivy VIP Mid Cap Growth posted a slight loss for the year, but soundly outperformed its benchmark and peer universe averages.

Contributors and detractors

Very strong results in the health care and consumer discretionary sectors drove the positive return relative to the benchmark for the Portfolio in 2018, with stock selection key to the outperformance. Industrials, financials, communications services and materials also made solid positive contributions to performance based on a combination of strong stock selection, in the case of industrials, financials and communication services, and sector allocation, in the case of materials. The Portfolio also benefited from not holding positions in the underperforming utilities and real estate sectors. Those sectors that made a negative contribution to relative performance were consumer staples and energy, as well as an underweight allocation to the outperforming information technology sector. Cash was 0.16% to the positive, while equity options were 0.02% to the negative.

Any derivatives usage during the measurement period did not have a specific impact on performance and was based primarily on individual issues (for example, selling puts to potentially gain access to a holding at a target price or selling calls to exit a holding).

Our health care sector exposure made the greatest positive contribution to the Portfolio's return for the calendar year. We were overweight in this outperforming sector, and our names far outperformed the health care stocks in the index, gaining almost 18% on average against a less than 0.5% gain for the health care sector overall. Limited exposure to biotechnology stocks was a benefit to our Portfolio, as those names really struggled in 2018, mostly delivering steep declines, often as much as one-third to one-half their value. However, the vast outperformance for our health care exposure came from solid positive returns across the calendar year from most of our holdings, including Intuitive Surgical, Inc., Abiomed, Inc., Edwards Lifesciences Corp., Zoetis, Inc., DexCom, Inc., and Glaukos Corp. These stocks represent a group of very innovative medical technology companies (and animal health companies, in the case of Zoetis) that are growing revenue and earnings at impressive rates. These stocks did have high valuation levels, which became somewhat of a liability as market weakness developed in the fourth quarter, but they still managed to outperform the health care sector within the index during that difficult period. Other positives for the Portfolio last year included exiting several names at opportune times, including Align Technology, which sold off significantly as the year progressed, and Jazz Pharmaceuticals. We also benefited from participating in the initial public offering of Elanco Animal Health, which was a spin-off from Eli Lilly. We sold this name shortly after purchase, as the stock reach full valuation very quickly. One name that detracted from our performance was Dentsply Sirona, which manufactures and sells dental consumables and equipment. The company has had difficulty assimilating acquisitions made in the last few years, and other parts of its business seem to be at competitive risk. We lost confidence that the growth we expected from the business would materialize, and instead became concerned that there was more deterioration ahead. We sold the stock from our portfolio.

Solid performance from our consumer discretionary names was another important factor in the Portfolio's relative outperformance in 2018. We were overweight in this underperforming group, with much of the excess weight in our strongest names, most of which delivered positive performance last calendar year. The list of winners is long and diverse, including lululemon athletica, Inc., where demand for their athletic wear is strong from both women and men; Chipotle Mexican Grill, Inc., which has an inspired new management team that is working to improve the business operationally and to put the spark of the brand back in the imagination of the consumer; GrubHub, Inc., the fast-growing online restaurant food ordering and delivery platform; and O'Reilly Automotive, Inc., Tractor Supply Co., Duluth Holdings, Inc., Carters, Inc. (no longer a holding), the children's clothing retailer, Dunkin' Brands Group, Inc., and Ulta Beauty, Inc. The stocks all posted strong performances as investors realized that not only were consumers employed, earning money and spending it, but these companies had reached a point of beginning to reap the benefits of their investments into their businesses to compete in an omnichannel shopping world. Much like in the health care sector holdings in the Portfolio, these strong consumer discretionary performers saw some weakness in the fourth quarter as investors broadly began to worry about global economic growth. However, we continue to believe that the consumer remains in great shape and that demand for the products at most of these companies remains strong. A few weak links in our consumer discretionary exposure included BorgWarner, Inc., whose stock suffered due to concerns related to auto demand around the globe. That company continues to perform well, its stock performance notwithstanding. Weakness at both Polaris Industries and Mohawk Industries is so persistent that we have decided to sell these stocks.

Our industrials exposure contributed positively to the Portfolio's relative outperformance in 2018, led by CoStar Group, Inc., the online commercial real estate information and marketing platform, Expeditors International of Washington, Inc., which provides global logistics services, Trex Co., which makes high quality wood-alternative decking material, and TransUnion, which provides information and risk management primarily associated with credit. A.O. Smith Corp. was notably weak. This company sells products associated with water – including water heaters and water purification systems – and air filtration. China has been an important growth market for the company, but A.O. Smith saw demand weakness there in 2018 related to the soft China economy and a heightened competitive environment. Nevertheless, we believe A.O. Smith is a high-quality company; as such, it remains a core holding in the Portfolio, and a position that we have added exposure to as the stock was weak.

The financials sector was a source of outperformance for the Portfolio given strong results from our exchange stocks, CME Group, Inc. and MarketAxess Holdings, Inc. The performance of our bank holdings was more split, with good performance from First Republic Bank and Northern Trust, which we sold at mid-calendar year, but weak performance from Western Alliance, Signature Bank, and SVB Financial Group, the last of which weakened with the technology stocks in the fourth quarter, and also related to unexpectedly higher levels of spending projected for 2019. We have sold both Western Alliance and Signature Bank from the Portfolio, but retain SVB Financial.

Communications services was a source of alpha generation, primarily related to a strong showing from Pandora, the streaming music service, which agreed to be purchased by Sirius XM Holdings. Outside of Pandora, Electronic Arts, Inc. was quite weak for the year after many years of sound performance. The company saw a deceleration in the near term growth of its live services business, and also announced the delay in the launch of an important video game.

We had no exposure to the real estate and utilities sectors, which contributed 0.13% and 0.02% to Portfolio performance, respectively.

Our information technology exposure produced the biggest negative contribution to relative performance last calendar year, largely related to sector allocation, as we were significantly underweight in this outperforming sector. Changes in the classification of stocks and the composition of the Russell Midcap Growth Index in 2018 largely drove our underweight stance, as names in the Portfolio previously classified as information technology stocks were strong relative performers in other sectors, namely GrubHub in consumer discretionary, Pandora in communications services, and CoStar Group in industrials. Collectively, these three names outperformed and represented better than 5% of the Portfolio. We had a number of very strong performers in the sector last calendar year, including Square, Inc., ServiceNow, Inc., a longstanding holding and strong performer in the Portfolio, Guidewire Software, Inc. and Autodesk, Inc. Weaker names included Trimble and IPG Photonics, neither of which are currently held in the Portfolio.

Our consumer staples exposure contributed negatively to relative performance, primarily related to the weakness in Hain Celestial Group, whose natural and organic food business was struggling both competitively and related to acquisitions that were not additive to their businesses. Two of our consumer staples names, Blue Buffalo Pet Products and Snyder's-Lance, were bought last year, by General Mills and Campbell's Soup Company, respectively.

Our energy exposure also contributed negatively to relative performance. While our stocks performed largely in line with the sector within the index, down slightly more than 20%, and we had no exposure to the energy sector after March 2018. The lack of a position in the energy sector detracted from overall performance by 0.11%. The utilities sector, which is a tiny part of the index, gained 9%. Our zero exposure had an impact of 0.01% to the positive on the relative performance of the Portfolio.

Outlook

The market's temperament changed dramatically in 2018 as the first quarter developed, moving from impressive strength throughout 2017 and early 2018, to greater volatility and tortuous returns post the near-term peak in late January. The index sold off in January and then stayed level until early May, only to rise to new highs in September before a dramatic 16% swoon through the fourth quarter.

Concerns about higher interest rates and worldwide trade wars rattled the markets, and investors careened between near-term confidence in the economy and corporate profits, and fear of the unknown related to interest rates and tariffs. Strong corporate earnings borne of the ongoing recovery post the energy sector-led downturn in 2014 and 2015, buoyant business and consumer confidence, and economic growth worldwide underpinned the market's movement throughout 2017 and early 2018. Tax reform was the turbo booster. But the strong economic growth and buoyant job market in the U.S. and worldwide beget fear of inflation.

The Fed has raised rates nine times in three years in a bid to begin to normalize the interest rate environment and to head-off anticipated inflation. These interest rate increases came alongside a shrinking Fed balance sheet and we are unsure the Fed has been fairly modeling the combined tightening impact of these factors on the economy and the market. Markets typically get a bit of indigestion as the tightening cycle ensues, and this time the tariff posturing of the Trump Administration has brought added concern as trade wars and the associated risk to free trade and corporate profitability can potentially impact investment returns. The uncertainty these factors bring can also negatively affect the level of business confidence, which is an important aspect behind economic growth or lack thereof. The investor revolt was dramatic and indiscriminate. The drawdown in the fourth quarter saw the Russell Midcap Growth, Core and Value Indices all fall between 15% and 16%.

It is not unusual to see a significant market correction during economic expansions, particularly as the economic cycle ages and growth may be downshifting from a higher rate, often as the Fed is tightening – and potentially overtightening – to get ahead of what it sees as inflationary trends. We see this as the case today, and the recent contraction in the valuation of the market, alongside the Fed's more conciliatory tone, give investors headroom for gains in the stocks of companies that are still growing in a buoyant economy. The consumer is benefitting from a healthy job market and solid wage gains, more discretionary income related to tax reform, and much lower energy prices than at this time last year. Corporations continue to invest in innovation and efficiency. All of this underpins healthy demand in the economy, and an intact corporate profits cycle. We must be wary of weakness in other economies around the world, namely China and the eurozone, and the potential impact that weakness could have on the U.S. economy. We see the U.S. as not immune, but somewhat insulated from economic weakness in these other regions, given our stronger demographics and regulatory and tax law changes that have enhanced the business prospects in the U.S., specifically.

Our portfolio continues to express a more economically constructive and optimistic view, with a more assertive pro-growth, less defensive stance – although slightly less so than in 2017 or early 2018. While our portfolio represents an economically constructive point of view, our approach is essentially balanced based on stock selection as opposed to overt sector allocations. From a broader macroeconomic factor perspective, we expect a stable-to-rising rate environment to be generally positive for our approach, related to our focus on very profitable business models and sound capital structures. The time of quantitative easing was a challenge to our returns, as lower and lower interest rates played to the benefit of the stocks of companies with lesser quality business models and/or capital structures. We expect the change in trend to favor our investment style.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Portfolio's value and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Mid Cap Growth.

Asset Allocation

Stocks	98.2%
Information Technology	22.4%
Consumer Discretionary	22.4%
Industrials	19.0%
Health Care	18.4%
Financials	6.7%
Materials	3.7%
Consumer Staples	3.0%
Communication Services	2.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.8%

Top 10 Equity Holdings

Company	Sector	Industry
Chipotle Mexican Grill, Inc., Class A	Consumer Discretionary	Restaurants
Zoetis, Inc.	Health Care	Pharmaceuticals
CoStar Group, Inc.	Industrials	Research & Consulting Services
Tractor Supply Co.	Consumer Discretionary	Specialty Stores
Electronic Arts, Inc.	Communication Services	Interactive Home Entertainment
ServiceNow, Inc.	Information Technology	Systems Software
Ulta Beauty, Inc.	Consumer Discretionary	Specialty Stores
Edwards Lifesciences Corp.	Health Care	Health Care Equipment
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
O'Reilly Automotive, Inc.	Consumer Discretionary	Automotive Retail

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



	$38,723
Ivy VIP Mid Cap Growth (Class II)[1]	$38,723
Russell Midcap Growth Index	$40,880

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class I	Class II
1-year period ended 12-31-18	0.20%	-0.06%
5-year period ended 12-31-18	—	6.46%
10-year period ended 12-31-18	—	14.50%
Since Inception of Class through 12-31-18[3]	9.64%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS MID CAP GROWTH *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.3%		
Electronic Arts, Inc. (A)	122	$ 9,645
Interactive Media & Services – 0.3%		
Twitter, Inc. (A)	36	1,043
Total Communication Services – 2.6%		10,688
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 3.2%		
Burberry Group plc (B)	268	5,891
lululemon athletica, Inc. (A)	61	7,423
		13,314
Auto Parts & Equipment – 1.4%		
BorgWarner, Inc.	167	5,815
Automotive Retail – 2.0%		
O'Reilly Automotive, Inc. (A)	24	8,340
Internet & Direct Marketing Retail – 4.2%		
Duluth Holdings, Inc., Class B (A)(C)	82	2,074
GrubHub, Inc. (A)	96	7,384
MercadoLibre, Inc.	27	7,885
		17,343
Restaurants – 5.0%		
Chipotle Mexican Grill, Inc., Class A (A)	30	12,857
Dunkin Brands Group, Inc.	119	7,652
		20,509
Specialty Stores – 6.6%		
Tiffany & Co.	83	6,663
Tractor Supply Co.	138	11,553
Ulta Beauty, Inc. (A)	38	9,205
		27,421
Total Consumer Discretionary – 22.4%		92,742
Consumer Staples		
Food Retail – 1.8%		
Sprouts Farmers Market, Inc. (A)	318	7,468
Packaged Foods & Meats – 1.2%		
Hershey Foods Corp.	48	5,110
Total Consumer Staples – 3.0%		12,578
Financials		
Asset Management & Custody Banks – 0.9%		
Oaktree Capital Group LLC	93	3,682
Financial Exchanges & Data – 3.2%		
CME Group, Inc.	34	6,442
MarketAxess Holdings, Inc.	32	6,850
		13,292
Regional Banks – 2.6%		
First Republic Bank	85	$ 7,422
SVB Financial Group (A)	18	3,484
		10,906
Total Financials – 6.7%		27,880
Health Care		
Biotechnology – 2.1%		
BioMarin Pharmaceutical, Inc. (A)	69	5,875
Seattle Genetics, Inc. (A)	54	3,036
		8,911
Health Care Equipment – 8.9%		
Abiomed, Inc. (A)	25	8,105
DexCom, Inc. (A)	60	7,222
Edwards Lifesciences Corp. (A)	57	8,724
Glaukos Corp. (A)	79	4,439
Intuitive Surgical, Inc. (A)	18	8,493
		36,983
Health Care Services – 1.2%		
Laboratory Corp. of America Holdings (A)	38	4,778
Health Care Supplies – 0.8%		
National Vision Holdings, Inc. (A)	115	3,239
Health Care Technology – 1.1%		
Cerner Corp. (A)	73	3,841
Veeva Systems, Inc., Class A (A)	7	639
		4,480
Life Sciences Tools & Services – 1.3%		
Agilent Technologies, Inc.	77	5,194
Pharmaceuticals – 3.0%		
Zoetis, Inc.	146	12,487
Total Health Care – 18.4%		76,072
Industrials		
Aerospace & Defense – 1.9%		
Harris Corp.	45	6,008
Spirit AeroSystems Holdings, Inc.	29	2,061
		8,069
Air Freight & Logistics – 1.9%		
Expeditors International of Washington, Inc.	114	7,765
Building Products – 2.5%		
A. O. Smith Corp.	141	6,010
Trex Co., Inc. (A)	76	4,505
		10,515
Construction Machinery & Heavy Trucks – 1.2%		
Westinghouse Air Brake Technologies Corp.	68	4,797
Industrial Conglomerates – 1.6%		
Fortive Corp.	96	6,482
Industrial Machinery – 3.2%		
IDEX Corp.	56	$ 7,081
Middleby Corp. (A)	61	6,263
		13,344
Research & Consulting Services – 4.7%		
CoStar Group, Inc. (A)	36	12,229
TransUnion	129	7,319
		19,548
Trading Companies & Distributors – 2.0%		
Fastenal Co.	157	8,225
Total Industrials – 19.0%		78,745
Information Technology		
Application Software – 4.7%		
Autodesk, Inc. (A)	43	5,572
DocuSign, Inc. (A)	26	1,023
Guidewire Software, Inc. (A)	103	8,227
Tyler Technologies, Inc. (A)	24	4,443
		19,265
Communications Equipment – 2.8%		
Arista Networks, Inc. (A)	30	6,340
Palo Alto Networks, Inc. (A)	28	5,313
		11,653
Data Processing & Outsourced Services – 2.3%		
Jack Henry & Associates, Inc.	16	2,063
Square, Inc., Class A (A)	132	7,383
		9,446
Electronic Components – 2.3%		
Maxim Integrated Products, Inc.	136	6,911
Universal Display Corp. (C)	29	2,704
		9,615
Electronic Equipment & Instruments – 0.6%		
Coherent, Inc. (A)	22	2,305
Internet Services & Infrastructure – 0.9%		
Twilio, Inc., Class A (A)	43	3,827
IT Consulting & Other Services – 1.6%		
Keysight Technologies, Inc. (A)	106	6,601
Semiconductor Equipment – 1.0%		
Teradyne, Inc.	134	4,199
Semiconductors – 3.2%		
Microchip Technology, Inc.	98	7,041
Monolithic Power Systems, Inc.	55	6,356
		13,397
Systems Software – 3.0%		
Proofpoint, Inc. (A)	36	3,024
ServiceNow, Inc. (A)	53	9,373
		12,397
Total Information Technology – 22.4%		92,705

DECEMBER 31, 2018

COMMON STOCKS (Continued)	Shares	Value
Materials		
Fertilizers & Agricultural Chemicals – 0.9%		
Scotts Miracle-Gro Co. (The)	61	$ 3,757
Specialty Chemicals – 2.8%		
Axalta Coating Systems		
Ltd.(A)	255	5,962
RPM International, Inc.	95	5,612
		11,574
Total Materials – 3.7%		15,331
TOTAL COMMON STOCKS – 98.2%		**$406,741**
(Cost: $376,886)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(D) – 0.9%		
J.M. Smucker Co. (The),		
2.750%, 1-2-19 . . . . $	3,718	3,717
Master Note – 0.8%		
Toyota Motor Credit Corp.		
(1-Month U.S. LIBOR plus		
15 bps),		
2.720%, 1-7-19(E)	3,264	3,264
Money Market Funds – 0.3%		
Dreyfus Institutional Preferred		
Government Money Market		
Fund - Institutional Shares,		
2.400%, (F)(G)	1,150	1,150
TOTAL SHORT-TERM SECURITIES – 2.0%		**$ 8,131**
(Cost: $8,132)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$414,872**
(Cost: $385,018)		
LIABILITIES, NET OF CASH AND OTHER		
ASSETS – (0.2)%		(858)
NET ASSETS – 100.0%		**$ 414,014**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of securities with an aggregate value of $3,518 are on loan.

(D)Rate shown is the yield to maturity at December 31, 2018.

(E)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Investment made with cash collateral received from securities on loan.

(G)Rate shown is the annualized 7-day yield at December 31, 2018.

SCHEDULE OF INVESTMENTS MID CAP GROWTH *(in thousands)*

DECEMBER 31, 2018

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 10,688	$ —	$—
Consumer Discretionary	86,851	5,891	—
Consumer Staples	12,578	—	—
Financials	27,880	—	—
Health Care	76,072	—	—
Industrials	78,745	—	—
Information Technology	92,705	—	—
Materials	15,331	—	—
Total Common Stocks	$400,850	$ 5,891	$—
Short-Term Securities	1,150	6,981	—
Total	$402,000	$12,872	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael T. Wolverton, CFA, portfolio managers of Ivy VIP Natural Resources, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Ginther has managed the Portfolio for since 2013 and 23 years of industry experience. Mr. Wolverton has managed the Portfolio since 2016 and has 14 years of industry experience.

Fiscal year performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Natural Resources (Class II shares at net asset value)	-23.23%
Benchmark(s) and/or Morningstar and Lipper Categories	
S&P North American Natural Resources Sector Index (generally reflects the performance of the energy and materials stocks in North America)	-21.07%
MSCI ACWI IMI 55% Energy + 45% Materials Index (generally reflects the performance of the energy and materials stocks in developed and emerging markets)	-15.81%
MSCI ACWI IMI Energy Index (generally reflects the performance of energy stocks in developed and emerging markets)	-14.96%
MSCI ACWI IMI Materials Index (generally reflects the performance of materials stocks in developed and emerging markets)	-17.33%
Morningstar Natural Resources Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-20.36%
Lipper Variable Annuity Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-23.16%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios. Effective April 30, 2018, the Portfolio's benchmark changed from the MSCI ACWI (All Country World Index) 55% Energy and 45% Materials to the S&P North American Natural Resources Sector Index.

Oil volatility

After bottoming in June of 2017, oil prices entered 2018 on an upward trend that continued for most of the year. Strong economic growth, rationed supply from Organization of Petroleum Exporting Countries (OPEC) and falling global inventories created the positive backdrop for oil prices to move higher. For the first 10 months of the calendar and fiscal year, the West Texas Intermediate oil price – the U.S. benchmark price – ranged from $59 to $75 per barrel.

Because of the strong underlying supply/demand fundamentals, OPEC decided to change its production quotas to begin bringing more supply onto the market. Another factor in this decision was the resumption by the U.S. of Iran economic sanctions that were scheduled to take effect in November 2018. Members of OPEC anticipated a significant reduction of supply when oil exports from Iran were phased out. However, OPEC and the rest of the market were surprised when the U.S. granted waivers for recipients of Iranian oil to continue doing so for another six months.

The combination of acceleration in the U.S. oil supply, increased OPEC supply, waivers for Iranian exports and decelerating global demand led to a precipitous drop in oil prices in the fourth quarter of 2018. With the market once again pushed into oversupply, oil prices plunged more than 40% in the final three months of the year. Because of the dramatic negative swing in fundamentals, OPEC reversed course in November and announced a reduction in supply once again. Most of these reductions were scheduled to come in early 2019 and we believe they will help improve the supply/demand balance.

Portfolio positioning

The Portfolio had a negative return for the fiscal year and trailed the return of its benchmark index and category averages. The Portfolio in general was underweight the energy sector and overweight the materials sector compared to its benchmark. The Portfolio increased its allocation to energy throughout the year and finished at about 64% of equity assets allocated to that sector.

Globally, the energy sector slightly outperformed the materials sector during the fiscal year, but both sectors were among the worst-performing sectors in the market. Generally, more defensive names outperformed in those two groups, as did companies with high-quality balance sheets. The Portfolio is underweight the Integrated Oil industry segment compared to the benchmark and its peers, which showed more defensive qualities in a declining energy equity market.

The Portfolio's five greatest contributors to performance relative to the benchmark in the year were overweight positions in BHP Billiton plc, Union Pacific, Rio Tinto plc, Canadian Pacific Railway Ltd. and Air Products and Chemicals, Inc.

The five greatest relative detractors were the lack of an allocation in the Portfolio to ConocoPhillips, as well as overweight positions in RPC, Inc., Halliburton Co., Cimarex Energy Co. and Core Laboratories N.V.

Outlook for a recovery

The energy market enters the coming year looking to recover from a tumultuous exit to 2018. OPEC has stated its intent to balance the market and we think its announced production cuts will help achieve that outcome. We also think the cyclical recovery that began in 2018 is likely to resume after being interrupted at the end of the fiscal year. However, the recovery will also depend on worldwide demand and the pace of production from the U.S.

On the demand side, signs have emerged of an economic slowdown in many parts of the world, including China. Both the energy and materials sectors are quite sensitive to the level of demand for commodities in emerging markets, especially China. This outlook is likely to be influenced by the outcome of trade negotiations between the U.S. and China. This issue has yet to be resolved, so the demand picture is somewhat uncertain. Absent a significant move lower in demand, we think supply side fundamentals are healthy enough to drive a recovery in most commodity markets.

U.S. oil production surprised to the upside in 2018 and remains a concern in the coming year. The market is urging capital discipline on the part of U.S. producers, but not enough companies have made a clear commitment to this idea yet. We think oil prices mean more producers will take a cautious approach to capital expenditures in the coming year. This is likely to help cause a deceleration in supply growth, but we think production will remain above 1 million barrels per day.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Commodity trading, including trading in precious metals, is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising.

These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Natural Resources.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	95.3%
Energy	60.6%
Materials	28.2%
Industrials	6.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.7%

Country Weightings

North America	75.8%
United States	67.8%
Canada	8.0%
Europe	14.0%
United Kingdom	10.9%
Other Europe	3.1%
Pacific Basin	3.9%
Australia	3.9%
Other Pacific Basin	0.0%
Other	1.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.7%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Chevron Corp.	United States	Energy	Integrated Oil & Gas
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
BHP Group plc	Australia	Materials	Diversified Metals & Mining
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Canadian Pacific Railway Ltd.	Canada	Industrials	Railroads
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy VIP Natural Resources (Class II)[1]	$11,584
S&P North American Natural Resources Sector Index[2]	$13,428
MSCI AC World IMI 55% Energy + 45% Materials Index	$15,832
MSCI ACWI IMI/ Energy Index	$12,862
MSCI ACWI IMI/ Materials Index	$19,620

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2)The Portfolio's benchmark changed effective April 30, 2018. IICO believes that the S&P North American Natural Resources Sector Index is more reflective of the types of securities in which the Portfolio invests than the three indexes noted.

Average Annual Total Return[3]	Class II
1-year period ended 12-31-18	-23.23%
5-year period ended 12-31-18	-7.96%
10-year period ended 12-31-18	1.48%

(3)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2018
NATURAL RESOURCES *(in thousands)*

COMMON STOCKS	Shares	Value
Australia		
Materials – 3.9%		
BHP Group plc	163	$ 3,449
Total Australia – 3.9%		$3,449
Canada		
Industrials – 3.6%		
Canadian Pacific Railway Ltd.	18	3,188
Materials – 4.4%		
Nutrien Ltd.	57	2,693
West Fraser Timber Co. Ltd.	24	1,200
		3,893
Total Canada – 8.0%		$ 7,081
Hong Kong		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)(B)	1,900	—*
Total Hong Kong – 0.0%		$ —*
Netherlands		
Energy – 1.9%		
Core Laboratories N.V.	28	1,649
Total Netherlands – 1.9%		$ 1,649
Portugal		
Energy – 1.2%		
Galp Energia SGPS S.A., Class B	67	1,051
Total Portugal – 1.2%		$ 1,051
South Africa		
Materials – 1.6%		
Mondi plc	66	1,379
Total South Africa – 1.6%		$ 1,379
United Kingdom		
Energy – 2.7%		
BP plc	383	2,418
Materials – 8.2%		
Croda International plc	24	1,424
Randgold Resources Ltd. ADR	32	2,629
Rio Tinto plc	67	3,221
		7,274
Total United Kingdom – 10.9%		$9,692
United States		
Energy – 54.8%		
Cabot Oil & Gas Corp.	113	2,514
Centennial Resource Development, Inc., Class A (A)	97	1,073

COMMON STOCKS (Continued)	Shares	Value
Energy (Continued)		
Chevron Corp.	42	$ 4,559
Cimarex Energy Co.	29	1,806
Concho Resources, Inc. (A)	35	3,644
Continental Resources, Inc. (A)	28	1,113
Diamondback Energy, Inc.	30	2,749
Enterprise Products Partners L.P.	87	2,127
EOG Resources, Inc.	41	3,580
Halliburton Co.	169	4,498
Kosmos Energy Ltd. (A)	61	247
Magellan Midstream Partners L.P.	38	2,140
Marathon Petroleum Corp.	52	3,069
Noble Energy, Inc.	62	1,170
Parsley Energy, Inc., Class A (A)	117	1,867
Phillips 66	43	3,661
RPC, Inc. (C)	194	1,919
Schlumberger Ltd.	53	1,903
Valero Energy Corp.	38	2,849
WPX Energy, Inc. (A)	178	2,019
		48,507
Industrials – 2.9%		
Union Pacific Corp.	18	2,523
Materials – 10.1%		
Air Products and Chemicals, Inc.	14	2,273
Dow Chemical Co. (The)	15	808
Ecolab, Inc.	12	1,717
International Flavors & Fragrances, Inc.	8	1,092
Packaging Corp. of America	5	422
PPG Industries, Inc.	18	1,830
WestRock Co. (A)	10	796
		8,938
Total United States – 67.8%		$59,968
TOTAL COMMON STOCKS – 95.3%		$84,269
(Cost: $110,332)		

SHORT-TERM SECURITIES	Principal	
Master Note – 4.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.720%, 1-7-19 (D)	$3,533	3,533
Money Market Funds – 0.1%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 2.400%, (E)(F)	108	108
TOTAL SHORT-TERM SECURITIES – 4.1%		$ 3,641
(Cost: $3,641)		
TOTAL INVESTMENT SECURITIES – 99.4%		$ 87,910
(Cost: $113,973)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%		530
NET ASSETS – 100.0%		$88,440

DECEMBER 31, 2018

Notes to Schedule of Investments

  *Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities whose value was determined using significant unobservable inputs.

(C)All or a portion of securities with an aggregate value of $1,737 are on loan.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Rate shown is the annualized 7-day yield at December 31, 2018.

(F)Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at December 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	921	U.S. Dollar	1,074	1-7-19	Morgan Stanley International	$ 18	$—
British Pound	9,365	U.S. Dollar	12,267	1-7-19	UBS AG	328	—
Canadian Dollar	1,615	U.S. Dollar	1,263	1-7-19	UBS AG	80	—
						$426	$—

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$ 50,156	$ 3,469	$—
Industrials	5,711	—	—
Materials	12,831	12,102	—*
Total Common Stocks	$68,698	$15,571	$—*
Short-Term Securities	108	3,533	—
Total	$68,806	$19,104	$—*
Forward Foreign Currency Contracts	$ —	$ 426	$—

During the year ended December 31, 2018, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification
(as a % of net assets)

Energy	60.6%
Materials	28.2%
Industrials	6.5%
Other+	4.7%

+ Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Zachary Shafran



Bradley Warden

Below, Zachary Shafran and Bradley Warden, portfolio managers of Ivy VIP Science and Technology, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Shafran has managed the Portfolio since 2001 and has 30 years of industry experience. Mr. Warden was named portfolio manager in October 2016 and was previously an assistant portfolio manager on the Portfolio since 2014. He has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Science and Technology (Class II shares at net asset value)	-5.23%
Benchmark(s) and/or Morningstar and Lipper Categories	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	2.88%
Morningstar Technology Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-2.81%
Lipper Variable Annuity Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-3.07%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Volatile markets with increasing macroeconomic and political concerns

Equity and fixed-income markets were volatile in the fiscal year ended December 31, 2018. U.S. growth continued through 2018, driven by a strong job market and supportive economy, while some key global economies, like China, began to struggle under the weight and negative sentiment of increasing tariffs. Despite underlying economic strength in the U.S., domestic markets also began to fear the longer-term impacts of trade policy and a potential policy mistake by the Federal Reserve (Fed). The consistent monetary policy tightening in the U.S. over the course of the year began impacting sentiment and asset prices, especially in the fourth quarter. The Fed raised rates four times in 2018, increasing the federal funds rate to a range of 2.25-2.50% over the course of the year. Markets became particularly worried with the final rate increase in December, as concerns about the domestic housing market and trade-related slowdowns were already on investors' minds. Following the December rate increase, the Fed expressed a more dovish outlook on monetary policy in 2019, suggesting the Fed sees the need to slow down the monetary tightening process. Inflation generally remained in check through the fiscal year even with stronger wage growth data being offset by both energy and housing pricing relief.

The Fed's actions were clearly in focus, but the trade war between the U.S. and China created the greatest uncertainty for the markets in 2018. China's economy and markets saw significant weakening over the course of 2018. Towards the end of the year concerns crept into the U.S. markets as it appeared that trade negotiations were proving more challenging. President Trump continued to tweet about the trade situation, but the market began to react less to each new tweet. A negotiated solution is in the best interest of each country, but the relative uncertainty of a conclusion unsettled the markets.

Beyond the global challenges, the Democrats gained control of the House of Representatives which makes policy more complicated. The government shutdown towards the end of the year presents one additional near-term risk to domestic growth, though typical shutdowns are short-lived and have relatively minor economic consequences. We believe health care policy and drug pricing likely gets additional focus with the Democrats sharing congressional control, though major health care policy changes seem unlikely given the current government composition.

During the fiscal year, information technology stocks were relatively flat, with the Portfolio's benchmark index advancing 2.88%. Within technology, the software subsector performed relatively well, while the semiconductor subsector reversed its strong performance last year with a weaker 2018, particularly in the final months of the year. We continue to believe that semiconductors are key to future innovation within technology and that consolidation, operating leverage, balance sheet strength, increases in dividend payments and strong management will provide stability and growth to this subsector. On the health care front, stocks performed relatively in line, primarily due to waning concerns on political rhetoric around drug pricing pressure and policy uncertainty. We believe broader political talk may continue, but health care should not be a primary target.

Reduced risk tolerance drives underperformance

The Portfolio underperformed its benchmark and its peer group average during the fiscal year. Health care is not represented in the benchmark, so the Portfolio's allocation to the sector is an important distinction when comparing performance metrics. In 2018, the health care portion of the Portfolio detracted from relative performance, largely due to underperformance in biotechnology as the increase in market volatility impacted overall risk tolerance. Within biotechnology, Vertex Pharmaceuticals, Inc. and Ionis Pharmaceuticals, Inc. were the greatest positive contributors.

Underperformance in the Portfolio's technology exposure was primarily driven by the relative underweight in Amazon.com, Inc. and overweight position in Universal Display Corp. On the other hand, overweight positions in Microsemi Corp., Aspen Technology, Inc., and ACI Worldwide, Inc. positively contributed to the Portfolio's relative performance. Microsemi was no longer a holding in the Portfolio as of December 31, 2018. Additionally, an underweight position in Facebook Inc. was an incremental positive contributor.

The Portfolio used derivatives over the reporting period, but the usage of derivatives had no material impact on Portfolio performance.

Portfolio positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively well-positioned going forward. Despite risks due to trade and tighter monetary policy, we remain cautiously optimistic on the broader macroeconomy. Core to this optimism is an expectation of easing in the trade war in 2019. This action is in the long-term best interests of both the U.S. and China and we believe that progress towards negotiations should be supportive of financial markets. Company management teams express varying levels of optimism about economic growth, though recent events have caused a pause in growth in different areas within technology. The Portfolio had approximately 63% of its equity exposure in the information technology sector as of December 31, 2018.

As of the fiscal year end, roughly 18% of the Portfolio's equity holdings were in the health care sector. In developing markets, as the standard of living increases, we believe the demand for quality health care should increase. In our view, biotechnology, health care information technology systems and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas. Even with rhetoric around drug pricing, we believe biotechnology and pharmaceutical companies that bring economic value to the market (e.g. fewer hospitalizations and better patient productivity) should see significant returns and appreciating stock prices. We believe the next few years should be particularly constructive for biotechnology company stocks and we have added several names in this area, as we expect significant innovation and economic returns.

The Portfolio's "applied science and technology" holdings span several industries and sectors and make up the remainder of the Portfolio's equity composition. The Portfolio's cash position as of December 31, 2018 was approximately 1.80%. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves, or to use as a defensive measure to protect the Portfolio in adverse market conditions.

Seeking opportunities in a volatile market

Global economic growth is being questioned as extremely aggressive global monetary easing has ended and global trade policy questions remain unanswered. The Fed recently shifted to a data-driven dovish view of the markets just as these trade war issues are impacting growth. With this backdrop, we expect continued volatility in underlying financial markets. This volatility provides opportunity for positioning in key innovation-led names that fit our process and long-term holding strategy.

For the upcoming fiscal year, we believe growth may be lower than 2018, though asset prices largely reflect this expectation. That said, we intend to continue to be prudent in balancing growth with valuations, as we believe there are many potential investment opportunities – especially in biotechnology, data and semiconductors – around the world. As we look at the securities of such companies, we are focused on what we believe are good growth prospects and sound capital structures. We believe there will be improvement in capital spending trends, and we are looking for a continuation of an active mergers-and-acquisition environment. As always, we continue to carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, should continue to provide investment opportunities for the Portfolio.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Because the Portfolio invests more than 25% of its total assets in the science and technology industry, the Portfolio's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Portfolio's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Dividend-paying stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole. In addition, dividend-paying companies may not pay dividends in the future; such dividends, if declared, may not remain at current levels or increase over time. The amount of any dividend the company may pay may fluctuate significantly. Dividend-paying stocks can decline in value when interest rates rise; this risk may be greater during the current period of historically low interest rates. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Science and Technology.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	98.2%
Information Technology	61.4%
Health Care	17.8%
Communication Services	12.4%
Consumer Discretionary	4.6%
Real Estate	1.3%
Materials	0.4%
Industrials	0.3%
Warrants	0.0%
Bonds	0.1%
Corporate Debt Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.7%

Country Weightings

North America	85.7%
United States	85.7%
Pacific Basin	8.7%
India	4.5%
China	3.9%
Other Pacific Basin	0.3%
Europe	3.8%
Other	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.7%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Aspen Technology, Inc.	United States	Information Technology	Application Software
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
ACI Worldwide, Inc.	United States	Information Technology	Application Software
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
Cypress Semiconductor Corp.	United States	Information Technology	Semiconductors

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



——	Ivy VIP Science and Technology (Class II)[1]		$38,821
····	S&P North American Technology Sector Index		$57,631

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class I	Class II
1-year period ended 12-31-18	-5.00%	-5.23%
5-year period ended 12-31-18	—	4.91%
10-year period ended 12-31-18	—	14.53%
Since Inception of Class through 12-31-18[3]	6.64%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)4-28-17 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Communication Services		
Alternative Carriers – 1.5%		
Zayo Group Holdings, Inc. (A)	280	$ 6,393
Interactive Home Entertainment – 0.2%		
HUYA, Inc. ADR (A)(B)	42	653
Interactive Media & Services – 8.2%		
Alphabet, Inc., Class A (A)	11	11,703
Alphabet, Inc., Class C (A)	15	15,259
Facebook, Inc., Class A (A)	64	8,442
		35,404
Movies & Entertainment – 2.5%		
Netflix, Inc. (A)	40	10,814
Total Communication Services – 12.4%		53,264
Consumer Discretionary		
Internet & Direct Marketing Retail – 4.6%		
Alibaba Group Holding Ltd. ADR (A)	117	16,078
Amazon.com, Inc. (A)	3	3,755
		19,833
Total Consumer Discretionary – 4.6%		19,833
Health Care		
Biotechnology – 13.3%		
Allogene Therapeutics, Inc. (A)(B)	62	1,666
BioMarin Pharmaceutical, Inc. (A)	70	5,978
CRISPR Therapeutics AG (A)	61	1,734
Evogene Ltd. (A)	137	274
Gilead Sciences, Inc.	48	3,002
Immunomedics, Inc. (A)	129	1,837
Ionis Pharmaceuticals, Inc. (A)	218	11,801
Moderna, Inc. (A)(B)	91	1,392
Sage Therapeutics, Inc. (A)	18	1,696
Sarepta Therapeutics, Inc. (A)	51	5,544
Vertex Pharmaceuticals, Inc. (A)	134	22,155
		57,079
Health Care Equipment – 1.2%		
Medtronic plc	57	5,148
Health Care Services – 0.1%		
Guardant Health, Inc. (A)	11	411
Health Care Technology – 3.2%		
Cerner Corp. (A)	266	13,939
Total Health Care – 17.8%		76,577
Industrials		
Human Resource & Employment Services – 0.3%		
Upwork, Inc. (A)	66	1,195
Total Industrials – 0.3%		1,195
Information Technology		
Application Software – 9.6%		
ACI Worldwide, Inc. (A)	717	19,828
Aspen Technology, Inc. (A)	262	21,507
		41,335

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 11.6%		
Alliance Data Systems Corp.	44	$ 6,603
Euronet Worldwide, Inc. (A)	234	23,919
WNS (Holdings) Ltd. ADR (A)	472	19,479
		50,001
Electronic Components – 3.2%		
Universal Display Corp. (B)	145	13,577
IT Consulting & Other Services – 0.9%		
Endava plc ADR (A)	18	431
Teradata Corp. (A)	89	3,416
		3,847
Semiconductor Equipment – 2.1%		
ASML Holding N.V., NY Registry Shares	59	9,166
Semiconductors – 16.5%		
Cypress Semiconductor Corp.	1,235	15,709
Marvell Technology Group Ltd.	462	7,473
Microchip Technology, Inc. (B)	83	5,977
Micron Technology, Inc. (A)	524	16,616
QUALCOMM, Inc.	192	10,916
Rambus, Inc. (A)	530	4,061
Semtech Corp. (A)	198	9,064
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	31	1,138
		70,954
Systems Software – 9.4%		
Ceridian HCM Holding, Inc. (A)	38	1,303
Microsoft Corp.	384	39,033
		40,336
Technology Hardware, Storage & Peripherals – 8.1%		
Apple, Inc.	135	21,263
Hewlett-Packard Co.	656	13,426
		34,689
Total Information Technology – 61.4%		263,905
Materials		
Fertilizers & Agricultural Chemicals – 0.4%		
Marrone Bio Innovations, Inc. (A)(B)	1,116	1,641
Total Materials – 0.4%		1,641
Real Estate		
Specialized REITs – 1.3%		
QTS Realty Trust, Inc., Class A	156	$ 5,769
Total Real Estate – 1.3%		5,769
TOTAL COMMON STOCKS – 98.2%		$ 422,184
(Cost: $287,417)		

WARRANTS	Shares	Value
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 12-31-20 (C)(D)	230	$ 51
Marrone Bio Innovations, Inc., expires 8-20-23 (C)(D)	230	—*
		51
TOTAL WARRANTS – 0.0%		$ 51
(Cost: $—)		

CORPORATE DEBT SECURITIES	Principal	
Materials		
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (C)	$ 288	276
Total Materials – 0.1%		276
TOTAL CORPORATE DEBT SECURITIES – 0.1%		$ 276
(Cost: $288)		

SHORT-TERM SECURITIES		
Master Note – 0.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19 (E)	3,256	3,256
Money Market Funds – 0.7%		
Dreyfus Institutional Preferred Government Money Market Fund —Institutional Shares, 2.400%, (F)(G)	2,990	2,990
United States Government Agency Obligations – 0.4%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.470%, 1-7-19 (E)	1,835	1,835
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 8,081
(Cost: $8,081)		
TOTAL INVESTMENT SECURITIES – 100.2%		$430,592
(Cost: $295,786)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(926)
NET ASSETS – 100.0%		$429,666

DECEMBER 31, 2018

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $18,534 are on loan.

(C)Restricted securities. At December 31, 2018, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	8-20-15	$288	$288	$276
		Shares		
Marrone Bio Innovations, Inc., expires 12-31-20	2-6-18	230	—	51
Marrone Bio Innovations, Inc., expires 8-20-23	8-20-15	230	—	—*
			$288	$327

The total value of these securities represented 0.1% of net assets at December 31, 2018.

(D)Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Investment made with cash collateral received from securities on loan.

(G)Rate shown is the annualized 7-day yield at December 31, 2018.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 53,264	$ —	$—
Consumer Discretionary	19,833	—	—
Health Care	76,577	—	—
Industrials	1,195	—	—
Information Technology	263,905	—	—
Materials	1,641	—	—
Real Estate	5,769	—	—
Total Common Stocks	$ 422,184	$ —	$—
Warrants	—	51	—
Corporate Debt Securities	—	276	—
Short-Term Securities	2,990	5,091	—
Total	$ 425,174	$5,418	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT= Real Estate Investment Trust
TB = Treasury Bill

Country Diversification

(as a % of net assets)

United States	85.7%
India	4.5%
China	3.9%
Netherlands	2.1%
Ireland	1.2%
Other Countries	0.9%
Other+	1.7%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Kenneth G. Gau

Below, Kenneth G. Gau, portfolio manager of Ivy VIP Small Cap Core, discusses positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Gau has managed the Fund since 2014, and has 24 years of industry experience. In May 2018, Scott Sullivan resigned his position as a portfolio manager.

Fiscal year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Small Cap Core (Class II shares at net asset value)	-10.49%
Benchmark(s) and/or Morningstar and Lipper Categories	
Russell 2000 Index (generally reflects the performance of small-company stocks)	-11.01%
Morningstar Small Blend Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-12.84%
Lipper Variable Annuity Small-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-12.68%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key factors, contributors and detractors

For small capitalization companies, 2018 came out of the gates like it was going to be another strong year. The Russell 2000 Index, the Portfolio's benchmark, was up 14.2% through the end of August. It moderated some through September and really sold off hard into year-end to finish down -11% for the year. At its worst, the drawdown was -27.2% from its peak (August 31, 2018 until the day before Christmas), before we saw a little recovery during the last week of 2018. What led to this selloff was pretty clear: decelerating global growth, and fear that it ultimately might lead to a recession. This fear was driven by a combination of tightening monetary policy, trade tensions and general uncertainty from Washington. In addition, geopolitical concerns (Brexit, yellow vests in France and budget concerns in Italy) have done nothing to allay these concerns.

The midyear downward inflection triggered a pretty sizeable change in the leading market sectors, as investors took a risk-off approach. Through August, health care (+29.8%), information technology (+24.3%) and consumer discretionary (+15.1%) led, but when the year finished, utilities (+2.9%) was the only positive sector, followed by information technology (-.6%) and communication services (-3.8%). A perfect example of the aversion to risk can be seen by the performance of higher beta stocks versus lower beta stocks in the fourth quarter. For that period, stocks in the Russell 2000 Index with the top quintile of beta (-33.7%) trailed those in the bottom quintile of beta (-9.4%) by greater than 2,400 basis points (bps.)

The Portfolio slightly outperformed its benchmark for the measurement period ended December 31, 2018, and was in the top third of its peer group, as only 30% of managers beat the index in 2018. While the year turned out better than average in comparison to the benchmark, we were somewhat disappointed in that we could have delivered even greater relative upside had our stock selection had been a little better, especially in the top 10 biggest weights, which were just over a 400 bps detractor to attribution. With only three of the top 10 holdings delivering positive returns, our batting percentage was .300 in our highest conviction holdings for the period. We believe this performance was atypical and this headwind at the top of the Portfolio led to stock selection only being a marginal positive contributor for the year, with allocation being the majority.

With a concentrated strategy, having poor stock selection at the top of the Portfolio can clearly be magnified. However, the good news is our Portfolio construction still allowed for us to overcome this shortfall. Looking at the holdings that seemed to cause the greatest consternation for us in 2018, they did seem to have some commonality in that their business models all had some sort of controversy, or at least perceived inability to handle to current uncertain environment. Whether it was exposure to China, tariffs, leverage or some other concern, the market was highly punitive to uncertainty. This observation is hardly ground breaking, but the magnitude and speed at which this change in perception worked its way into the market was notable. While we have often talked about quality of the business models in which we invest, we expect our tolerance for quality will tighten further at this latter stage of the business cycle based on what we have most recently experienced.

Outlook

Looking ahead at 2019, we believe the market drawdown already experienced makes it difficult to become much more defensive, and generally believe a majority of the absolute pain has already been felt. That stated, we do not believe there is any easy resolution to what has been put into motion, and it will require some time to work out. While we could easily see a market snap back due to the recent dramatic selloff, we also believe that more choppiness lies ahead. This is very common late in economic cycles, as we grapple with slowing global economic growth, tightening in monetary policy and in this particular cycle, seeing whether we can move past the trade tensions with China.

Even if this current global slowdown moderates, the U.S. brokers a deal with China, and we avoid a near-term recession, it is important not to lose sight of the fact that we are 118 months into this bull market, and the current economic cycle is not young. We do not believe we are going into a recession, but the idea that we see a substantial reacceleration in economic growth seems rather unlikely to us. Therefore, expectations for returns should likely be more measured. Regardless of how the market performs in 2019, we remain committed to the Portfolio's process of identifying quality underappreciated companies. In addition, we believe the construction of the Portfolio is well balanced so as to perform well versus our peers and benchmark, regardless of the environment over time.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in small-cap growth and value stocks may carry more risk than investing in stocks of larger, more well-established companies. Growth stocks may be more volatile or not perform as well as value stocks or the stock market in general. Value stocks are stocks of companies that may have experienced adverse developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Portfolio's manager, undervalued. Such security may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Small Cap Core.

ALL DATA AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	96.4%
Financials	18.5%
Information Technology	18.3%
Industrials	14.5%
Health Care	10.2%
Consumer Staples	7.2%
Consumer Discretionary	7.1%
Utilities	5.8%
Real Estate	4.9%
Communication Services	3.9%
Materials	3.6%
Energy	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.6%

Top 10 Equity Holdings

Company	Sector	Industry
Webster Financial Corp.	Financials	Regional Banks
Green Dot Corp., Class A	Financials	Consumer Finance
Vonage Holdings Corp.	Communication Services	Alternative Carriers
Grand Canyon Education, Inc.	Consumer Discretionary	Education Services
Post Holdings, Inc.	Consumer Staples	Packaged Foods & Meats
Cabot Corp.	Materials	Commodity Chemicals
Nomad Foods Ltd.	Consumer Staples	Packaged Foods & Meats
Everbridge, Inc.	Information Technology	Application Software
Kemper Corp.	Financials	Multi-Line Insurance
Cubic Corp.	Industrials	Aerospace & Defense

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT SMALL CAP CORE



Ivy VIP Small Cap Core (Class II)[1]	$29,907
Russell 2000 Index	$30,983

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-18	-10.49%
5-year period ended 12-31-18	5.81%
10-year period ended 12-31-18	11.58%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS SMALL CAP CORE *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Communication Services		
Alternative Carriers – 3.9%		
Vonage Holdings Corp. (A)	788	$ 6,883
Total Communication Services – 3.9%		6,883
Consumer Discretionary		
Apparel Retail – 1.6%		
Boot Barn Holdings, Inc. (A)	171	2,909
Auto Parts & Equipment – 0.5%		
Visteon Corp. (A)	15	892
Casinos & Gaming – 1.8%		
Red Rock Resorts, Inc., Class A	153	3,109
Education Services – 3.2%		
Grand Canyon Education, Inc. (A)	58	5,605
Total Consumer Discretionary – 7.1%		12,515
Consumer Staples		
Packaged Foods & Meats – 7.2%		
Nomad Foods Ltd. (A)	298	4,976
Post Holdings, Inc. (A)	57	5,036
TreeHouse Foods, Inc. (A)	52	2,621
		12,633
Total Consumer Staples – 7.2%		12,633
Energy		
Oil & Gas Equipment & Services – 0.7%		
Cactus, Inc., Class A (A)	29	789
Liberty Oilfield Services, Inc., Class A (B)	41	526
		1,315
Oil & Gas Exploration & Production – 1.7%		
Callon Petroleum Co. (A)	227	1,475
Magnolia Oil & Gas Corp. (A)	138	1,542
		3,017
Total Energy – 2.4%		4,332
Financials		
Consumer Finance – 4.9%		
Green Dot Corp., Class A (A)	108	8,556
Multi-Line Insurance – 2.6%		
Kemper Corp.	69	4,600
Property & Casualty Insurance – 2.0%		
Old Republic International Corp.	172	3,528
Regional Banks – 6.7%		
Chemical Financial Corp.	84	3,079
Webster Financial Corp.	177	8,709
		11,788

COMMON STOCKS (Continued)	Shares	Value
Thrifts & Mortgage Finance – 2.3%		
MGIC Investment Corp. (A)	375	$ 3,925
Total Financials – 18.5%		32,397
Health Care		
Health Care Equipment – 3.1%		
Insulet Corp. (A)	40	3,165
Tandem Diabetes Care, Inc. (A)	57	2,172
		5,337
Health Care Facilities – 1.5%		
HealthSouth Corp.	43	2,659
Health Care Services – 1.4%		
Chemed Corp.	9	2,521
Health Care Supplies – 2.4%		
Cerus Corp. (A)	170	861
ICU Medical, Inc. (A)	8	1,837
Sientra, Inc. (A)	124	1,580
		4,278
Health Care Technology – 1.8%		
Evolent Health, Inc., Class A (A)	153	3,052
Total Health Care – 10.2%		17,847
Industrials		
Aerospace & Defense – 3.6%		
Cubic Corp.	83	4,439
Curtiss-Wright Corp.	18	1,848
		6,287
Diversified Support Services – 1.9%		
Healthcare Services Group, Inc. (B)	85	3,415
Environmental & Facilities Services – 1.5%		
Clean Harbors, Inc. (A)	52	2,576
Industrial Machinery – 6.1%		
Crane Co.	54	3,876
ITT, Inc.	5	261
RBC Bearings, Inc. (A)	22	2,884
Rexnord Corp. (A)	160	3,679
		10,700
Office Services & Supplies – 1.4%		
MSA Safety, Inc.	26	2,461
Total Industrials – 14.5%		25,439
Information Technology		
Application Software – 7.0%		
Everbridge, Inc. (A)	84	4,745
Pluralsight, Inc., Class A (A)	181	4,262
Q2 Holdings, Inc. (A)	65	3,236
		12,243

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 1.9%		
Cardtronics plc, Class A (A)	77	$ 1,997
EVERTEC, Inc.	46	1,326
		3,323
Electronic Equipment & Instruments – 1.8%		
FLIR Systems, Inc.	74	3,239
IT Consulting & Other Services – 3.5%		
Booz Allen Hamilton Holding Corp.	71	3,204
CACI International, Inc., Class A (A)	20	2,895
		6,099
Semiconductor Equipment – 0.5%		
Teradyne, Inc.	28	891
Systems Software – 2.2%		
PROS Holdings, Inc. (A)	123	3,868
Technology Distributors – 1.4%		
Avnet, Inc.	67	2,401
Total Information Technology – 18.3%		32,064
Materials		
Commodity Chemicals – 3.6%		
Cabot Corp.	117	5,029
Orion Engineered Carbons S.A.	51	1,279
		6,308
Total Materials – 3.6%		6,308
Real Estate		
Hotel & Resort REITs – 1.0%		
Gaylord Entertainment Co.	27	1,814
Industrial REITs – 1.6%		
STAG Industrial, Inc.	111	2,769
Retail REITs – 2.3%		
Agree Realty Corp.	67	3,987
Total Real Estate – 4.9%		8,570
Utilities		
Electric Utilities – 3.3%		
ALLETE, Inc.	36	2,729
IDACORP, Inc.	32	3,015
		5,744
Gas Utilities – 1.9%		
ONE Gas, Inc.	42	3,334
Water Utilities – 0.6%		
Aqua America, Inc.	33	1,135
Total Utilities – 5.8%		10,213
TOTAL COMMON STOCKS – 96.4%		$169,201
(Cost: $184,342)		

SCHEDULE OF INVESTMENTS SMALL CAP CORE *(in thousands)*

DECEMBER 31, 2018

SHORT-TERM SECURITIES	Principal	Value
Master Note – 4.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19 (C)	$7,166	$ 7,166
Money Market Funds – 0.4%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.400%, (D)(E)	628	628
TOTAL SHORT-TERM SECURITIES – 4.5%		$ 7,794
(Cost: $7,794)		
TOTAL INVESTMENT SECURITIES – 100.9%		$176,995
(Cost: $192,136)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9)%		(1,638)
NET ASSETS – 100.0%		$175,357

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $3,614 are on loan.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Investment made with cash collateral received from securities on loan.

(E)Rate shown is the annualized 7-day yield at December 31, 2018.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$169,201	$ —	$—
Short-Term Securities	628	7,166	—
Total	$169,829	$7,166	$—

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Kenneth G. McQuade



Timothy J. Miller



Bradley P. Halverson

Below, Bradley P. Halverson, CFA, Kenneth G. McQuade and Timothy J. Miller, CFA, co-portfolio managers of Ivy VIP Small Cap Growth, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. McQuade has managed the Portfolio since 2006 and has 23 years of investment experience. Mr. Halverson and Mr. Miller assumed co-manager responsibility in 2016 and they have 17 years and 39 years of industry experience, respectively.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018

Ivy VIP Small Cap Growth (Class II shares at net asset value) Benchmark(s) and/or Morningstar and Lipper Categories	-4.11%
Russell 2000 Growth Index (generally reflects the performance of small-capitalization growth stocks)	-9.31%
Morningstar Small Growth Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-5.59%
Lipper Variable Annuity Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-5.99%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key drivers

2018 was a year of two tales. The first nine months of the year exhibited a nice consistent uptrend with strong economic activity, healthy profits, and another double-digit gain in the small-cap market. The bond market was adjusting to Federal Reserve rate hikes, with the 10-year Treasury yield bouncing between 2.50% and 3.0% for most of the period. Concerns over a yield curve inversion (which historically has led to economic recessions) were building throughout the period, but the market mostly dismissed it. Crude oil prices were moving upward as well, reaching $75 per barrel for West Texas Intermediate Crude by October 2018. The dollar was also holding up well reflecting rising short rates, the healthy economy, and signs of weakness in Europe and China. However, as discussed below, the final three months of the year were a different story.

Contributors and detractors

While the portfolio had a negative absolute return, it outperformed its benchmark and peers for the measurement period.

On a sector basis, the Portfolio's relative outperformance was driven by our two largest sector weights, health care and information technology. The Portfolio's health care strategy has been to emphasize higher quality, high growth medical device and technology stocks as a partial offset to deal with the high beta biotechnology weighting in our benchmark. The Portfolio also holds a smaller relative position in a diversified biotechnology swap that gives us less risky exposure to that industry. The Fund invests in derivative instruments, primarily total return swaps, futures on domestic equity indexes and options, both written and purchased, in an attempt to increase exposure to various equity sectors and markets or to hedge market risk on individual equity securities. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. The strategy worked well in the first nine months, as large gains were generated from derivatives on securities of medical technology companies such as Tactile Systems Technology, Inc., Inogen, Inc., Teladoc Health, Inc. and HealthEquity, Inc. The combination of these gains and others, as well as the contribution from the biotechnology swap, led to strong performance.

The second primary positive contributor to the Portfolio's relative performance was the information technology sector, and nearly all of this contribution was derived from the software industry. The Portfolio has historically held a large overweight

in software, specifically targeting the cloud-based software-as-a-service (SaaS) group. The fundamental growth trends in this sector continue to shine as business enterprise systems migrate from an on-premise location to the more efficient cloud — a multi-year trend that shows no signs of slowdown. The information technology sector contributors during the measurement period included Paycom Software, Inc., Zendesk, Inc., Five9, Inc. and HubSpot, Inc. SaaS penetration with a company's enterprise has migrated from sales to human resources, financials, marketing, information technology systems management and cyber security. The Portfolio's strategy is to identify the category leaders in these segments and emphasize those companies that can translate high-sales growth to strong earnings and cash flow growth. The poster-child for this success has been Ultimate Software, a stock we have owned for many years and one that has "graduated" to the mid-cap space, hence the Portfolio sold the stock in 2018.

The sectors previously mentioned drove all of the Portfolio's performance in the first nine months; such performance was dragged down a bit by underperformance in the industrials and energy sectors. The disappointments in the industrials sector were stock-specific situations, some of which have been sold. Beacon Roofing and Dycom were two of those situations where the earnings recovery did not materialize; consequently, the Portfolio subsequently sold those holdings. Other industrial companies' weakness tended to be more sentiment driven, in groups such as the transportation and distribution, over fears of an economic slowdown. In the energy sector, the stocks did not respond to the rising oil prices of the first nine months, and we discovered why in the fourth quarter. Energy is a very small sector for the Portfolio, so the impact was not large.

Overall, the first nine months were a strong period for the Portfolio leading into the second tale, which was the fourth quarter. A sharp correction was the story of fourth quarter 2018, a time frame that spared few asset classes or sectors in the equity market. Size mattered, which meant small caps fell the most and large caps the least based on broad market metrics. Volatility surged, with daily and inter-day swings reaching perplexing levels. Fear and uncertainty were driving the decline, as rising short-term interest rates and a tariff fight with China cast a cloud over the near-term direction of the economy and corporate profits. Amid this uncertainty it seemed that the downward momentum of the markets may have been magnified by quantitative, algorithmic trading systems, which were "piling on" the fear factor.

Portfolio performance held up well through mid-November 2018 but eventually succumbed to the sharp market declines in early December 2018. On a sector basis, our largest weight — information technology — was the best performer for the quarter. Investors tended to have more confidence in the forward sales and earnings growth for many of the small software and services companies, hence the better performance from those stocks in spite of higher valuations.

The fear in the market during the last quarter of the calendar year largely seemed to be a cyclical/recession fear, hence sectors like energy, materials and industrials lagged. The worst performing sector in the fourth quarter was energy, but given the sector's very small weighting in the Portfolio, the impact was contained. In the industrials sector, the Portfolio is overexposed to industrials services and aerospace/defense stocks, which also outperformed. Finally, in the consumer discretionary sector, the Portfolio's outperformance of the benchmark in the quarter was driven by solid restaurant companies like Wingstop Inc. and Texas Roadhouse, Inc.; Pool Corp. among distributors; and Etsy, Inc. in the internet space.

During this period of severe uncertainly at the end of calendar year 2018, the Portfolio's core focus on high-quality growth companies served us well, and we added to a number of these positions during periods of weakness. Alternatively, the Portfolio disposed of cyclically exposed companies in the energy, industrials and semiconductor industries and also harvested a few of our multi-year winners whose market caps had moved into the mid-cap space.

Outlook

We believe the Portfolio's core stock selection discipline and strategy will be able to navigate the current volatile markets without resorting to any market timing or sector rotation vulnerabilities. In this current market environment, we are placing extra emphasis on quality and earnings predictability for 2019, enhancing a process that is already part of the growth criteria that we scrutinize.

We believe there will likely be a slowdown in economic growth in 2019, but not a recession in the near-term, so innovative companies serving large-market opportunities should be able to continue to deliver. Most of these opportunities are found in the small-cap technology and health care sectors, the two largest weights in the portfolio.

The consumer discretionary and industrials sectors are the next largest weights in the portfolio and areas where we find service-oriented businesses and companies with strong product cycles having the best outlooks for 2019. Heading into 2019, we've reduced exposure to the financials and energy sectors.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Portfolio's value and the risk that fluctuations in the value of the derivatives may

not correlate with securities markets or the underlying asset upon which the derivative's value is based. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself.

These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy VIP Small Cap Growth.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	93.7%
Information Technology	29.0%
Health Care	22.9%
Consumer Discretionary	16.0%
Industrials	15.0%
Financials	5.0%
Consumer Staples	1.9%
Communication Services	1.8%
Energy	1.5%
Real Estate	0.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.3%

Top 10 Equity Holdings

Company	Sector	Industry
Five9, Inc.	Information Technology	Application Software
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
Teladoc Health, Inc.	Health Care	Health Care Services
Mimecast Ltd.	Information Technology	Application Software
Grand Canyon Education, Inc.	Consumer Discretionary	Education Services
Booz Allen Hamilton Holding Corp.	Information Technology	IT Consulting & Other Services
Proofpoint, Inc.	Information Technology	Systems Software
AMN Healthcare Services, Inc.	Health Care	Health Care Services
Texas Roadhouse, Inc., Class A	Consumer Discretionary	Restaurants
InterXion Holding N.V.	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



| | | Ivy VIP Small Cap Growth (Class II)[1] | $29,421 |
| | | Russell 2000 Growth Index | $35,547 |

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class I	Class II
1-year period ended 12-31-18	—	-4.11%
5-year period ended 12-31-18	—	4.69%
10-year period ended 12-31-18	—	11.40%
Since Inception of Class through 12-31-18[3]	-12.24%	—

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)11-5-18 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS SMALL CAP GROWTH *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 1.4%		
Nexstar Broadcasting Group, Inc.	62	$ 4,841
Interactive Media & Services – 0.4%		
Yelp, Inc. (A)	39	1,358
Total Communication Services – 1.8%		6,199
Consumer Discretionary		
Apparel Retail – 2.0%		
Children's Place Retail Stores, Inc. (The)	28	2,550
Urban Outfitters, Inc. (A)	134	4,438
		6,988
Automotive Retail – 0.7%		
Carvana Co. (A)(B)	71	2,329
Casinos & Gaming – 0.7%		
PlayAGS, Inc. (A)	112	2,584
Distributors – 1.4%		
Pool Corp.	33	4,836
Education Services – 2.0%		
Grand Canyon Education, Inc. (A)	74	7,099
General Merchandise Stores – 1.1%		
Ollie's Bargain Outlet Holdings, Inc. (A)	58	3,883
Homebuilding – 0.9%		
Installed Building Products, Inc. (A)	89	3,014
Homefurnishing Retail – 0.7%		
At Home Group, Inc. (A)	141	2,630
Hotels, Resorts & Cruise Lines – 1.0%		
Hilton Grand Vacations, Inc. (A)	133	3,508
Internet & Direct Marketing Retail – 1.5%		
Etsy, Inc. (A)	110	5,249
Restaurants – 3.1%		
Texas Roadhouse, Inc., Class A	102	6,079
Wingstop, Inc.	76	4,891
		10,970
Specialty Stores – 0.9%		
Five Below, Inc. (A)	31	3,213
Total Consumer Discretionary – 16.0%		56,303
Consumer Staples		
Distillers & Vintners – 0.4%		
MGP Ingredients, Inc. (B)	25	1,436
Food Retail – 1.1%		
Sprouts Farmers Market, Inc. (A)	161	3,792

COMMON STOCKS (Continued)	Shares	Value
Packaged Foods & Meats – 0.4%		
Calavo Growers, Inc.	8	$ 554
J&J Snack Foods Corp.	7	985
		1,539
Total Consumer Staples – 1.9%		6,767
Energy		
Oil & Gas Exploration & Production – 1.5%		
Centennial Resource Development, Inc., Class A (A)	193	2,123
Magnolia Oil & Gas Corp. (A)	107	1,197
Matador Resources Co. (A)	129	1,999
		5,319
Total Energy – 1.5%		5,319
Financials		
Consumer Finance – 0.7%		
Green Dot Corp., Class A (A)	32	2,523
Investment Banking & Brokerage – 2.3%		
Evercore Partners, Inc.	47	3,371
LPL Investment Holdings, Inc.	76	4,650
		8,021
Regional Banks – 2.0%		
Ameris Bancorp	31	992
Heritage Financial Corp.	62	1,844
Seacoast Banking Corp. of Florida (A)	88	2,291
Western Alliance Bancorp. (A)	53	2,086
		7,213
Total Financials – 5.0%		17,757
Health Care		
Biotechnology – 0.5%		
Immunomedics, Inc. (A)	70	995
Natera, Inc. (A)	54	755
		1,750
Health Care Distributors – 0.7%		
PetIQ, Inc. (A)	106	2,498
Health Care Equipment – 7.9%		
AxoGen, Inc. (A)	71	1,450
Inogen, Inc. (A)	34	4,263
Insulet Corp. (A)	58	4,616
iRhythm Technologies, Inc. (A)	68	4,707
NovoCure Ltd. (A)	139	4,647
Penumbra, Inc. (A)	30	3,619
Tactile Systems Technology, Inc. (A)	96	4,378
		27,680
Health Care Facilities – 0.4%		
Acadia Healthcare Co., Inc. (A)	52	1,339

COMMON STOCKS (Continued)	Shares	Value
Health Care Services – 5.4%		
AMN Healthcare Services, Inc. (A)	111	$ 6,282
LHC Group, Inc. (A)	53	5,001
Teladoc Health, Inc. (A)	154	7,628
		18,911
Health Care Supplies – 1.8%		
Merit Medical Systems, Inc. (A)	67	3,725
Sientra, Inc. (A)	203	2,577
		6,302
Health Care Technology – 3.2%		
CareDx, Inc. (A)	116	2,919
Evolent Health, Inc., Class A (A)	240	4,778
Tabula Rasa HealthCare, Inc. (A)	58	3,686
		11,383
Managed Health Care – 1.1%		
HealthEquity, Inc. (A)	63	3,768
Pharmaceuticals – 1.9%		
Aerie Pharmaceuticals, Inc. (A)	122	4,389
Intersect ENT, Inc. (A)	61	1,719
OptiNose, Inc. (A)(B)	112	693
		6,801
Total Health Care – 22.9%		80,432
Industrials		
Aerospace & Defense – 2.4%		
Kratos Defense & Security Solutions, Inc. (A)	46	647
Mercury Computer Systems, Inc. (A)	162	7,669
		8,316
Air Freight & Logistics – 1.0%		
Air Transport Services Group, Inc. (A)	157	3,575
Building Products – 0.4%		
PGT Innovations, Inc. (A)	91	1,441
Diversified Support Services – 1.1%		
Healthcare Services Group, Inc. (B)	96	3,841
Electrical Components & Equipment – 0.6%		
EnerSys	29	2,218
Environmental & Facilities Services – 0.6%		
Clean Harbors, Inc. (A)	44	2,163
Industrial Machinery – 6.1%		
Crane Co.	36	2,599
John Bean Technologies Corp.	60	4,316
RBC Bearings, Inc. (A)	34	4,507
Timken Co. (The)	130	4,848
Woodward, Inc.	69	5,089
		21,359

DECEMBER 31, 2018
SMALL CAP GROWTH *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Research & Consulting Services – 0.2%		
Willdan Group, Inc. (A)	25	$ 875
Security & Alarm Services – 1.1%		
Brink's Co. (The)	60	3,871
Trading Companies & Distributors – 0.6%		
Watsco, Inc.	15	2,052
Trucking – 0.9%		
Knight Transportation, Inc.	120	2,997
Total Industrials – 15.0%		52,708
Information Technology		
Application Software – 17.9%		
8x8, Inc. (A)	238	4,290
Apptio, Inc., Class A (A)	85	3,226
Cornerstone OnDemand, Inc. (A)	52	2,638
Envestnet, Inc. (A)	73	3,570
Five9, Inc. (A)	176	7,679
Globant S.A. (A)	54	3,021
HubSpot, Inc. (A)	42	5,232
Mimecast Ltd. (A)	212	7,139
New Relic, Inc. (A)	45	3,659
Paycom Software, Inc. (A)	46	5,623
Pluralsight, Inc., Class A (A)	144	3,385
Q2 Holdings, Inc. (A)	99	4,893
RealPage, Inc. (A)	45	2,153
SendGrid, Inc. (A)	41	1,776
Zendesk, Inc. (A)	84	4,880
		63,164
Communications Equipment – 0.7%		
Viavi Solutions, Inc. (A)	228	2,291
Data Processing & Outsourced Services – 0.9%		
EVO Payments, Inc., Class A (A)	134	3,308
IT Consulting & Other Services – 4.1%		
Booz Allen Hamilton Holding Corp.	153	6,888
Chegg, Inc. (A)	30	841
ForeScout Technologies, Inc. (A)	40	1,043
InterXion Holding N.V. (A)	104	5,633
		14,405
Semiconductors – 1.4%		
Monolithic Power Systems, Inc.	44	5,100
Systems Software – 4.0%		
Proofpoint, Inc. (A)	75	6,323
SailPoint Technologies Holdings, Inc. (A)	63	1,481
Varonis Systems, Inc. (A)	90	4,772
Zscaler, Inc. (A)	35	1,388
		13,964
Total Information Technology – 29.0%		102,232

COMMON STOCKS (Continued)	Shares	Value
Real Estate		
Health Care REITs – 0.6%		
Community Healthcare Trust, Inc.	77	$ 2,213
Total Real Estate – 0.6%		2,213
TOTAL COMMON STOCKS – 93.7%		$329,930
(Cost: $300,188)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 4.6%		
E.I. du Pont de Nemours and Co., 2.720%, 1-10-19	$4,000	3,997
Sysco Corp., 2.500%, 1-2-19	6,000	5,999
Wisconsin Electric Power Co., 2.754%, 1-7-19	6,123	6,120
		16,116
Master Note – 1.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19 (D)	6,036	6,036
Money Market Funds – 1.8%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.400%, (E)(F)	6,194	6,194
TOTAL SHORT-TERM SECURITIES – 8.1%		$ 28,346
(Cost: $28,347)		
TOTAL INVESTMENT SECURITIES – 101.8%		$358,276
(Cost: $328,535)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (G) – (1.8)%		(6,249)
NET ASSETS – 100.0%		$352,027

SCHEDULE OF INVESTMENTS

SMALL CAP GROWTH *(in thousands)*

DECEMBER 31, 2018

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $7,002 are on loan.

(C) Rate shown is the yield to maturity at December 31, 2018.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Investment made with cash collateral received from securities on loan.

(F) Rate shown is the annualized 7-day yield at December 31, 2018.

(G) Cash of $1,540 has been pledged as collateral on open OTC swap agreements.

The following total return swap agreements were outstanding at December 31, 2018:

Underlying Security	Long/Short	Counterparty	Maturity Date	Notional Amount	Financing Fee[(1)(2)]	Value	Upfront Payments/ (Receipts)	Unrealized Depreciation
Biotech Custom Index	Long	Goldman Sachs International	07/01/2019	$10,154	1-Month LIBOR less 15 bps	$(1,314)	$—	$(1,314)

(1) The Portfolio pays the financing fee multiplied by the notional amount if long on the swap agreement. If the Portfolio is short on the swap agreement, the Portfolio receives the financing fee multiplied by the notional amount.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. If the Portfolio is long on the swap agreement, the Portfolio would receive payments on any net positive total return, and would owe payments in the event of a negative total return. If the Portfolio is short on the swap agreement, the Portfolio would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table represents security positions within the total return basket swap as of December 31, 2018:

Reference Entity	Shares	Notional Amount	Value	% of Value
Loxo Oncology, Inc.	—*	$370	$(48)	3.6%
FibroGen, Inc.	1	346	(45)	3.4
Horizon Pharma plc	2	321	(42)	3.2
Array BioPharma, Inc.	3	290	(38)	2.9
Ligand Pharmaceuticals, Inc.	—*	283	(37)	2.8
Emergent BioSolutions, Inc.	1	262	(34)	2.6
Blueprint Medicines Corp.	1	221	(29)	2.2
Intercept Pharmaceuticals, Inc.	—*	216	(28)	2.1
Global Blood Therapeutics, Inc.	1	208	(27)	2.0
Repligen Corp.	1	207	(27)	2.0
Ultragenyx Pharmaceutical, Inc.	1	202	(26)	2.0
Amicus Therapeutics, Inc.	2	182	(24)	1.8
Halozyme Therapeutics, Inc.	2	179	(23)	1.8
Pacira Pharmaceuticals, Inc.	1	171	(22)	1.7
Immunomedics, Inc.	2	168	(22)	1.7
Myriad Genetics, Inc.	1	166	(21)	1.6
Xencor, Inc.	1	164	(21)	1.6
Heron Therapeutics, Inc.	1	163	(21)	1.6
Supernus Pharmaceuticals, Inc.	1	161	(20)	1.6
PTC Therapeutics, Inc.	1	155	(20)	1.5
Arena Pharmaceuticals, Inc.	1	$153	$(19)	1.5
MyoKardia, Inc.	—*	150	(19)	1.5
Ironwood Pharmaceuticals, Inc.	2	144	(19)	1.4
ACADIA Pharmaceuticals, Inc.	1	144	(18)	1.4
Endocyte, Inc.	1	142	(18)	1.4
Atara Biotherapeutics, Inc.	1	141	(17)	1.4
Vanda Pharmaceuticals, Inc.	1	133	(17)	1.3
Genomic Health, Inc.	—*	131	(17)	1.3
Corcept Therapeutics, Inc.	1	131	(17)	1.3
Aerie Pharmaceuticals, Inc.	—*	128	(17)	1.3
Spark Therapeutics, Inc.	—*	123	(16)	1.2
Innoviva, Inc.	1	121	(16)	1.2
REGENXBIO, Inc.	*	120	(16)	1.2
Medicines Co. (The)	1	120	(16)	1.2
AnaptysBio, Inc.	—*	118	(15)	1.2
Portola Pharmaceuticals, Inc.	1	117	(15)	1.2
Enanta Pharmaceuticals, Inc.	—*	116	(15)	1.1
Amneal Pharmaceuticals, Inc.	1	116	(15)	1.1
Sangamo Therapeutics, Inc.	1	115	(15)	1.1
Theravance Biopharma, Inc.	1	$107	$(14)	1.1
Arrowhead Pharmaceuticals, Inc.	1	107	(14)	1.1
Acceleron Pharma, Inc.	—*	107	(14)	1.1
Esperion Therapeutics, Inc.	—*	106	(14)	1.0
Aimmune Therapeutics, Inc.	1	103	(13)	1.0
Editas Medicine, Inc.	1	103	(13)	1.0
Biohaven Pharmaceutical Holding Co. Ltd.	—*	101	(13)	1.0
Insmed, Inc.	1	100	(13)	1.0
Zogenix, Inc.	—*	95	(12)	0.9
Reata Pharmaceuticals, Inc.	—*	89	(11)	0.9
Retrophin, Inc.	1	88	(11)	0.9
Clovis Oncology, Inc.	1	85	(11)	0.8
Codexis, Inc.	1	84	(11)	0.8
Momenta Pharmaceuticals, Inc.	1	84	(11)	0.8
Spectrum Pharmaceuticals, Inc.	1	80	(10)	0.8
Mirati Therapeutics, Inc.	—*	77	(10)	0.8
WaVe Life Sciences Ltd.	—*	74	(10)	0.7
Iovance Biotherapeutics, Inc.	1	72	(9)	0.7
Radius Health, Inc.	1	66	(9)	0.6

2018 ANNUAL REPORT 93

DECEMBER 31, 2018

Reference Entity	Shares	Notional Amount	Value	% of Value	Reference Entity	Shares	Notional Amount	Value	% of Value	Reference Entity	Shares	Notional Amount	Value	% of Value
Revance Therapeutics, Inc.	—*	$65	$(9)	0.6	Dynavax Technologies Corp.	1	$51	$(7)	0.5	Assembly Biosciences, Inc.	—*	$39	$(5)	0.4
Madrigal Pharmaceuticals, Inc.	—*	65	(8)	0.6	Collegium Pharmaceutical, Inc.	—*	51	(7)	0.5	Flexion Therapeutics, Inc.	—*	38	(5)	0.4
Audentes Therapeutics, Inc.	—*	63	(8)	0.6	MacroGenics, Inc.	1	49	(6)	0.5	Cymabay Therapeutics, Inc.	1	36	(5)	0.4
TherapeuticsMD, Inc.	2	63	(8)	0.6	Apellis Pharmaceuticals, Inc.	—*	48	(6)	0.5	Progenics Pharmaceuticals, Inc.	1	31	(4)	0.3
ImmunoGen, Inc.	2	63	(8)	0.6	Alder Biopharmaceuticals, Inc.	1	47	(6)	0.5	Accelerate Diagnostics, Inc.	—*	30	(4)	0.3
Fate Therapeutics, Inc.	1	62	(8)	0.6	Intellia Therapeutics, Inc.	—*	45	(6)	0.4	TG Therapeutics, Inc.	1	24	(3)	0.2
Phibro Animal Health Corp.	—*	61	(8)	0.6	Intrexon Corp.	1	42	(6)	0.4	Sorrento Therapeutics, Inc.	1	21	(3)	0.2
CytomX Therapeutics, Inc.	—*	58	(8)	0.6	Eagle Pharmaceuticals, Inc.	—*	42	(5)	0.4	La Jolla Pharmaceutical Co.	—*	20	(3)	0.2
Puma Biotechnology, Inc.	—*	58	(8)	0.6	Coherus Biosciences, Inc.	1	42	(5)	0.4	MiMedx Group, Inc.	1	19	(2)	0.2
Heska Corp.	—*	58	(7)	0.6	Karyopharm Therapeutics, Inc.	1	41	(5)	0.4				$(1,314)	
Cambrex Corp.	—*	54	(7)	0.5	G1 Therapeutics, Inc.	—*	39	(5)	0.4					
Athenex, Inc.	1	52	(7)	0.5										
Omeros Corp.	1	51	(7)	0.5										

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$329,930	$ —	$—
Short-Term Securities	6,194	22,152	—
Total	$ 336,124	$22,152	$—
Liabilities			
Total Return Swaps	$ —	$ 1,314	$—

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2018

(In thousands, except per share amounts)	Asset Strategy[(1)]	Balanced	Energy	Growth	High Income	International Core Equity	Mid Cap Growth
ASSETS							
Investments in unaffiliated securities at value+^	$ 715,343	$ 311,479	$ 39,305	$669,380	$862,849	$ 672,313	$ 414,872
Investments in affiliated securities at value+	—	—	—	—	1,044	—	—
Bullion at value+	42,280	—	—	—	—	—	—
Investments at Value	757,623	311,479	39,305	669,380	863,893	672,313	414,872
Cash	381	32	1	1	1,417	1	1
Cash denominated in foreign currencies at value+	287	—	—	—	—	56	—
Restricted cash	—	—	—	—	—	279	—
Investment securities sold receivable	—	—	—	—	2,869	1,819	—
Dividends and interest receivable	2,717	1,042	18	441	14,009	2,087	183
Capital shares sold receivable	160	6	313	12	328	22	349
Receivable from affiliates	—*	—	—*	—	—*	—	141
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	14	1,096	—
Swap agreements, at value	—	—	—	—	—	46	—
Receivable from securities lending income – net	5	3	—*	1	32	49	3
Prepaid and other assets	10	4	2	7	11	5	7
Total Assets	761,183	312,566	39,639	669,842	882,573	677,773	415,556
LIABILITIES							
Cash collateral on securities loaned at value	5,602	1,917	401	—	28,480	—	1,150
Investment securities purchased payable	1,192	—	—	—	6,313	—	—
Capital shares redeemed payable	830	220	26	333	603	319	329
Independent Trustees and Chief Compliance Officer fees payable	164	92	9	282	80	82	35
Distribution and service fees payable	5	2	—*	5	6	5	2
Shareholder servicing payable	1	—*	—*	1	1	1	1
Investment management fee payable	14	6	1	13	14	16	10
Accounting services fee payable	19	8	2	13	18	13	10
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	1,444	—
Other liabilities	14	3	2	4	4	17	5
Total Liabilities	7,841	2,248	441	651	35,519	1,897	1,542
Commitments and Contingencies (See Note 2 and Note 14)							
Total Net Assets	$753,342	$ 310,318	$ 39,198	$ 669,191	$847,054	$675,876	$ 414,014
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 788,774	$ 277,641	$ 91,198	$355,036	$938,486	$ 717,186	$302,305
Accumulated distributable earnings gain (loss)	(35,432)	32,677	(52,000)	314,155	(91,432)	(41,310)	111,709
Total Net Assets	$753,342	$ 310,318	$ 39,198	$ 669,191	$847,054	$675,876	$ 414,014
CAPITAL SHARES OUTSTANDING:							
Class I	33	N/A	51	N/A	13,293	N/A	16,607
Class II	90,821	41,624	10,090	60,718	240,613	46,110	20,738
NET ASSET VALUE PER SHARE:							
Class I	$ 8.29	N/A	$ 3.88	N/A	$ 3.35	N/A	$ 11.10
Class II	$ 8.29	$ 7.46	$ 3.87	$ 11.02	$ 3.34	$ 14.66	$ 11.07
+COST							
Investments in unaffiliated securities at cost	$748,908	$ 310,157	$ 60,812	$ 541,854	$ 940,414	$783,690	$ 385,018
Investments in affiliated securities at cost	—	—	—	—	1,138	—	—
Bullion at cost	40,896	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	313	—	—	—	—	56	—
^Securities loaned at value	14,700	1,923	1,057	—	31,361	—	3,518

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

(In thousands, except per share amounts)	Natural Resources	Science and Technology	Small Cap Core	Small Cap Growth
ASSETS				
Investments in unaffiliated securities at value+^	$ 87,910	$430,592	$176,995	$358,276
Investments at Value	87,910	430,592	176,995	358,276
Cash	2	12	1	1
Restricted cash	—	—	—	1,540
Investment securities sold receivable	20	1,973	2,061	—
Dividends and interest receivable	103	406	114	25
Capital shares sold receivable	222	254	11	73
Receivable from affiliates	—	—	—	19
Unrealized appreciation on forward foreign currency contracts	426	—	—	—
Receivable from securities lending income – net	1	13	1	3
Prepaid and other assets	1	8	2	4
Total Assets	88,685	433,258	179,185	359,941
LIABILITIES				
Cash collateral on securities loaned at value	108	2,990	628	6,194
Investment securities purchased payable	—	—	3,045	—
Capital shares redeemed payable	111	479	106	231
Independent Trustees and Chief Compliance Officer fees payable	18	93	34	124
Distribution and service fees payable	1	3	1	2
Shareholder servicing payable	—*	1	—*	1
Investment management fee payable	2	10	4	8
Accounting services fee payable	5	11	6	10
Swap agreements, at value	—	—	—	1,314
Other liabilities	—*	5	4	30
Total Liabilities	245	3,592	3,828	7,914
Commitments and Contingencies (See Note 2 and Note 14)				
Total Net Assets	$ 88,440	$429,666	$175,357	$352,027
NET ASSETS				
Capital paid in (shares authorized – unlimited)	$156,459	$295,288	$154,227	$ 317,191
Accumulated distributable earnings gain (loss)	(68,019)	134,378	21,130	34,836
Total Net Assets	$ 88,440	$429,666	$175,357	$352,027
CAPITAL SHARES OUTSTANDING:				
Class I	N/A	25	N/A	6,778
Class II	24,946	19,650	12,984	39,042
NET ASSET VALUE PER SHARE:				
Class I	N/A	$ 21.91	N/A	$ 7.69
Class II	$ 3.55	$ 21.84	$ 13.51	$ 7.68
+COST				
Investments in unaffiliated securities at cost	$ 113,973	$ 295,786	$ 192,136	$328,535
^Securities loaned at value	1,737	18,534	3,614	7,002

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED DECEMBER 31, 2018

(In thousands)	Asset Strategy[1]	Balanced	Energy	Growth	High Income	International Core Equity	Mid Cap Growth
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 14,254	$ 4,588	$ 1,094	$ 7,940	$ 1,856	$ 23,979	$ 4,265
Foreign dividend withholding tax	(754)	(16)	(35)	(25)	—	(2,138)	—
Interest and amortization from unaffiliated securities	9,943	4,308	52	122	63,878	343	283
Interest and amortization from affiliated securities	—	—	—	—	91	—	—
Foreign interest withholding tax	—	—	—	—	—	(3)	—
Securities lending income – net	63	18	28	3	245	233	79
Total Investment Income	23,506	8,898	1,139	8,040	66,070	22,414	4,627
EXPENSES							
Investment management fee	6,143	2,434	1,241	5,785	5,648	6,661	5,745
Distribution and service fees:							
Class II	2,193	869	364	2,065	2,172	1,959	1,241
Shareholder servicing:							
Class I	—*	N/A	—*	N/A	1	N/A	1
Class II	7	3	1	6	5	6	4
Custodian fees	54	6	6	16	11	96	17
Independent Trustees and Chief Compliance Officer fees	78	36	10	98	60	56	42
Accounting services fee	214	109	60	200	216	194	172
Professional fees	80	24	20	25	59	41	23
Other	229	32	38	45	73	59	56
Total Expenses	8,998	3,513	1,740	8,240	8,245	9,072	7,301
Less:							
Expenses in excess of limit	—*	—	—*	—	—*	—	(310)
Total Net Expenses	8,998	3,513	1,740	8,240	8,245	9,072	6,991
Net Investment Income (Loss)	14,508	5,385	(601)	(200)	57,825	13,342	(2,364)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	84,269	26,007	(10,132)	187,073	(24,152)	60,252	82,606
In-kind redemptions in unaffiliated securities	—	—	16,243	—	—	—	77,714
Investments in affiliated securities	—	—	—	—	2	—	—
Written options	133	—	—	—	—	—	322
Swap agreements	(282)	—	—	—	—	(597)	(2,209)
Forward foreign currency contracts	—	—	—	—	48	—	—
Foreign currency exchange transactions	(128)	—	(3)	—	(5)	(919)	4
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(139,539)	(40,922)	(28,418)	(147,341)	(50,998)	(216,096)	(136,379)
Investments in affiliated securities	—	—	—	—	(109)	—	—
Written options	(90)	—	—	—	—	—	39
Swap agreements	537	—	—	—	—	46	—
Forward foreign currency contracts	—	—	—	—	34	(348)	—
Foreign currency exchange transactions	(22)	—	—	—	—*	(237)	—*
Net Realized and Unrealized Gain (Loss)	(55,122)	(14,915)	(22,310)	39,732	(75,180)	(157,899)	22,097
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (40,614)	$ (9,530)	$ (22,911)	$39,532	$ (17,355)	$(144,557)	$ 19,733

*Not shown due to rounding.

[1]Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

(In thousands)	Natural Resources	Science and Technology	Small Cap Core	Small Cap Growth
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 2,193	$ 4,338	$ 1,912	$ 1,930
Foreign dividend withholding tax	(38)	(19)	(18)	—
Interest and amortization from unaffiliated securities	67	419	192	370
Securities lending income – net	21	170	7	62
Total Investment Income	2,243	4,908	2,093	2,362
EXPENSES				
Investment management fee	987	5,388	2,152	3,082
Distribution and service fees:				
Class II	290	1,583	632	889
Shareholder servicing:				
Class I	N/A	—*	N/A	—*
Class II	2	19	2	3
Custodian fees	7	28	13	14
Independent Trustees and Chief Compliance Officer fees	10	50	20	42
Accounting services fee	60	159	86	111
Professional fees	24	33	20	21
Other	26	73	25	111
Total Expenses	1,406	7,333	2,950	4,273
Less:				
Expenses in excess of limit	—	—*	—	(75)
Total Net Expenses	1,406	7,333	2,950	4,198
Net Investment Income (Loss)	837	(2,425)	(857)	(1,836)
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	1,761	60,695	37,094	67,829
In-kind redemptions in unaffiliated securities	—	75,782	—	—
Futures contracts	—	—	497	—
Written options	—	456	—	(99)
Swap agreements	—	—	—	(373)
Forward foreign currency contracts	327	—	—	—
Foreign currency exchange transactions	4	—*	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	(31,027)	(144,970)	(48,670)	(76,220)
Swap agreements	—	—	—	(1,672)
Forward foreign currency contracts	622	—	—	—
Foreign currency exchange transactions	—*	—	—	—
Net Realized and Unrealized Loss	(28,313)	(8,037)	(11,079)	(10,535)
Net Decrease in Net Assets Resulting from Operations	$(27,476)	$ (10,462)	$ (11,936)	$ (12,371)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

98   ANNUAL REPORT   2018

(In thousands)	Asset Strategy[1] Year ended 12-31-18	Asset Strategy[1] Year ended 12-31-17	Balanced Year ended 12-31-18	Balanced Year ended 12-31-17	Energy Year ended 12-31-18	Energy Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 14,508	$ 3,256	$ 5,385	$ 5,568	$ (601)	$ 1,232
Net realized gain (loss) on investments	83,992	(8,524)	26,007	5,417	6,108	92
Net change in unrealized appreciation (depreciation)	(139,114)	163,252	(40,922)	27,900	(28,418)	(26,522)
Net Increase (Decrease) in Net Assets Resulting from Operations	(40,614)	157,984	(9,530)	38,885	(22,911)	(25,198)
Distributions to Shareholders From:						
Net investment income:						
Class I		(4)		N/A		(2)
Class II		(14,367)		(5,768)		(1,270)
Net realized gains:						
Class I		—		N/A		—
Class II		—		(10,204)		—
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class I	(18)		N/A		—	
Class II	(49,202)		(10,863)		—	
Total Distributions to Shareholders	(49,220)	(14,371)	(10,863)	(15,972)	—	(1,272)
Capital Share Transactions	(92,730)	(161,207)	(31,749)	(21,478)	(106,411)	(1,107)
Net Increase (Decrease) in Net Assets	(182,564)	(17,594)	(52,142)	1,435	(129,322)	(27,577)
Net Assets, Beginning of Period	935,906	953,500	362,460	361,025	168,520	196,097
Net Assets, End of Period	$753,342	$935,906	$ 310,318	$362,460	$ 39,198	$168,520
Undistributed (distributions in excess of) net investment income		$ 1,566		$ 5,605		$ 464

(In thousands)	Growth Year ended 12-31-18	Growth Year ended 12-31-17	High Income Year ended 12-31-18	High Income Year ended 12-31-17	International Core Equity Year ended 12-31-18	International Core Equity Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (200)	$ 418	$ 57,825	$ 60,140	$ 13,342	$ 10,487
Net realized gain (loss) on investments	187,073	99,533	(24,107)	2,619	58,736	31,845
Net change in unrealized appreciation (depreciation)	(147,341)	125,029	(51,073)	(1,748)	(216,635)	120,497
Net Increase (Decrease) in Net Assets Resulting from Operations	39,532	224,980	(17,355)	61,011	(144,557)	162,829
Distributions to Shareholders From:						
Net investment income:						
Class I		N/A		(3,461)		N/A
Class II		(2,229)		(50,714)		(10,926)
Net realized gains:						
Class I		N/A		—		N/A
Class II		(79,352)		—		—
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class I	N/A		(3,506)		N/A	
Class II	(99,828)		(56,012)		(32,980)	
Total Distributions to Shareholders	(99,828)	(81,581)	(59,518)	(54,175)	(32,980)	(10,926)
Capital Share Transactions	(153,936)	(95,388)	(19,488)	91,360	18,832	(53,365)
Net Increase (Decrease) in Net Assets	(214,232)	48,011	(96,361)	98,196	(158,705)	98,538
Net Assets, Beginning of Period	883,423	835,412	943,415	845,219	834,581	736,043
Net Assets, End of Period	$ 669,191	$883,423	$847,054	$ 943,415	$ 675,876	$834,581
Undistributed (distributions in excess of) net investment income		$ 185		$ 59,568		$ 10,398

[1]Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Mid Cap Growth Year ended 12-31-18	Mid Cap Growth Year ended 12-31-17	Natural Resources Year ended 12-31-18	Natural Resources Year ended 12-31-17	Science and Technology Year ended 12-31-18	Science and Technology Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (2,364)	$ (2,225)	$ 837	$ 148	$ (2,425)	$ (3,028)
Net realized gain on investments	158,437	31,071	2,092	2,677	136,933	27,092
Net change in unrealized appreciation (depreciation)	(136,340)	130,796	(30,405)	547	(144,970)	136,142
Net Increase (Decrease) in Net Assets Resulting from Operations	19,733	159,642	(27,476)	3,372	(10,462)	160,206
Distributions to Shareholders From:						
Net investment income:						
Class I	—		N/A		—	
Class II	—		(179)		—	
Net realized gains:						
Class I	(3,997)		N/A		(29)	
Class II	(15,653)		—		(50,952)	
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class I	(6,483)		N/A		(85)	
Class II	(23,180)		(351)		(65,600)	
Total Distributions to Shareholders	(29,663)	(19,650)	(351)	(179)	(65,685)	(50,981)
Capital Share Transactions	(291,936)	(39,555)	(15,129)	(15,986)	(138,951)	21,079
Net Increase (Decrease) in Net Assets	(301,866)	100,437	(42,956)	(12,793)	(215,098)	130,304
Net Assets, Beginning of Period	715,880	615,443	131,396	144,189	644,764	514,460
Net Assets, End of Period	$ 414,014	$715,880	$ 88,440	$131,396	$429,666	$644,764
Undistributed (distributions in excess of) net investment income		$ (586)		$ 327		$ (723)

(In thousands)	Small Cap Core Year ended 12-31-18	Small Cap Core Year ended 12-31-17	Small Cap Growth Year ended 12-31-18	Small Cap Growth Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (857)	$ 32	$ (1,836)	$ (2,844)
Net realized gain on investments	37,591	56,731	67,357	61,757
Net change in unrealized appreciation (depreciation)	(48,670)	(14,278)	(77,892)	27,162
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,936)	42,485	(12,371)	86,075
Distributions to Shareholders From:				
Net investment income:				
Class I	N/A		N/A	
Class II	—		—	
Net realized gains:				
Class I	N/A		N/A	
Class II	(39,265)		(10,680)	
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class I	N/A		—	
Class II	(56,235)		(117,993)	
Total Distributions to Shareholders	(56,235)	(39,265)	(117,993)	(10,680)
Capital Share Transactions	(72,013)	(36,011)	105,572	(124,424)
Net Decrease in Net Assets	(140,184)	(32,791)	(24,792)	(49,029)
Net Assets, Beginning of Period	315,541	348,332	376,819	425,848
Net Assets, End of Period	$ 175,357	$ 315,541	$352,027	$ 376,819
Undistributed (distributions in excess of) net investment income		$ 376		$ 1,043

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Asset Strategy							
Class I Shares							
Year ended 12-31-2018	$ 9.37	$ 0.18	$(0.67)	$(0.49)	$(0.20)	$(0.39)	$(0.59)
Year ended 12-31-2017(4)	8.57	0.08	0.88	0.96	(0.16)	—	(0.16)
Class II Shares							
Year ended 12-31-2018	9.37	0.16	(0.67)	(0.51)	(0.18)	(0.39)	(0.57)
Year ended 12-31-2017	8.04	0.03	1.44	1.47	(0.14)	—	(0.14)
Year ended 12-31-2016	8.30	0.06	(0.27)	(0.21)	(0.05)	—	(0.05)
Year ended 12-31-2015	10.87	0.08	(0.77)	(0.69)	(0.04)	(1.84)	(1.88)
Year ended 12-31-2014	13.25	0.11	(0.78)	(0.67)	(0.06)	(1.65)	(1.71)
Balanced							
Class II Shares							
Year ended 12-31-2018	7.95	0.12	(0.36)	(0.24)	(0.13)	(0.12)	(0.25)
Year ended 12-31-2017	7.47	0.12	0.70	0.82	(0.12)	(0.22)	(0.34)
Year ended 12-31-2016	8.76	0.11	0.00*	0.11	(0.12)	(1.28)	(1.40)
Year ended 12-31-2015	10.19	0.12	(0.09)	0.03	(0.09)	(1.37)	(1.46)
Year ended 12-31-2014	10.46	0.09	0.64	0.73	(0.10)	(0.90)	(1.00)
Energy							
Class I Shares							
Year ended 12-31-2018	5.87	0.00*	(1.99)	(1.99)	—	—	—
Year ended 12-31-2017(4)	5.84	0.06	0.02	0.08	(0.05)	—	(0.05)
Class II Shares							
Year ended 12-31-2018	5.87	(0.02)	(1.98)	(2.00)	—	—	—
Year ended 12-31-2017	6.77	0.04	(0.90)	(0.86)	(0.04)	—	(0.04)
Year ended 12-31-2016	5.04	(0.02)	1.76	1.74	(0.01)	—	(0.01)
Year ended 12-31-2015	6.51	0.00*	(1.44)	(1.44)	—*	(0.03)	(0.03)
Year ended 12-31-2014	7.50	(0.01)	(0.73)	(0.74)	—	(0.25)	(0.25)
Growth							
Class II Shares							
Year ended 12-31-2018	12.09	0.00*	0.36	0.36	—*	(1.43)	(1.43)
Year ended 12-31-2017	10.30	0.01	2.84	2.85	(0.03)	(1.03)	(1.06)
Year ended 12-31-2016	11.42	0.03	0.03	0.06	—*	(1.18)	(1.18)
Year ended 12-31-2015	12.08	0.00*	0.85	0.85	(0.01)	(1.50)	(1.51)
Year ended 12-31-2014	13.33	0.01	1.28	1.29	(0.06)	(2.48)	(2.54)
High Income							
Class I Shares							
Year ended 12-31-2018	3.65	0.23	(0.29)	(0.06)	(0.24)	—	(0.24)
Year ended 12-31-2017(4)	3.73	0.16	(0.03)	0.13	(0.21)	—	(0.21)
Class II Shares							
Year ended 12-31-2018	3.64	0.22	(0.29)	(0.07)	(0.23)	—	(0.23)
Year ended 12-31-2017	3.61	0.23	0.01	0.24	(0.21)	—	(0.21)
Year ended 12-31-2016	3.35	0.24	0.28	0.52	(0.26)	—	(0.26)
Year ended 12-31-2015	3.85	0.26	(0.48)	(0.22)	(0.24)	(0.04)	(0.28)
Year ended 12-31-2014	4.00	0.25	(0.17)	0.08	(0.20)	(0.03)	(0.23)
International Core Equity							
Class II Shares							
Year ended 12-31-2018	18.58	0.30	(3.45)	(3.15)	(0.28)	(0.49)	(0.77)
Year ended 12-31-2017	15.30	0.23	3.29	3.52	(0.24)	—	(0.24)
Year ended 12-31-2016	15.53	0.24	(0.11)	0.13	(0.20)	(0.16)	(0.36)
Year ended 12-31-2015	18.00	0.20	(0.06)	0.14	(0.24)	(2.37)	(2.61)
Year ended 12-31-2014	19.75	0.24	0.10	0.34	(0.51)	(1.58)	(2.09)

*Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)For the period from April 28, 2017 (commencement of operations of the class) through December 31, 2017.

(5)Annualized.

(6)Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended December 31, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Asset Strategy								
Class I Shares								
Year ended 12-31-2018	$ 8.29	-5.20%	$ —*	0.78%	1.91%	0.78%	1.91%	58%
Year ended 12-31-2017[4]	9.37	11.16	—*	0.74[5]	1.30[5]	—	—	39[6]
Class II Shares								
Year ended 12-31-2018	8.29	-5.44	753	1.03	1.65	—	—	58
Year ended 12-31-2017	9.37	18.27	936	1.02	0.35	—	—	39
Year ended 12-31-2016	8.04	-2.57	954	1.01	0.70	1.02	0.69	68
Year ended 12-31-2015	8.30	-8.35	1,268	0.98	0.81	0.99	0.80	70
Year ended 12-31-2014	10.87	-5.26	1,600	0.97	0.94	0.98	0.93	130
Balanced								
Class II Shares								
Year ended 12-31-2018	7.46	-3.24	310	1.01	1.55	—	—	54
Year ended 12-31-2017	7.95	11.37	362	1.01	1.54	—	—	48
Year ended 12-31-2016	7.47	2.03	361	1.01	1.53	—	—	54
Year ended 12-31-2015	8.76	-0.32	383	1.00	1.28	—	—	44
Year ended 12-31-2014	10.19	7.57	415	1.01	0.90	—	—	43
Energy								
Class I Shares								
Year ended 12-31-2018	3.88	-33.96	—*	0.94	-0.09	0.94	-0.09	37
Year ended 12-31-2017[4]	5.87	1.55	—*	0.92[5]	1.70[5]	—	—	22[6]
Class II Shares								
Year ended 12-31-2018	3.87	-34.14	39	1.19	-0.41	—	—	37
Year ended 12-31-2017	5.87	-12.64	169	1.19	0.75	—	—	22
Year ended 12-31-2016	6.77	34.55	196	1.19	-0.27	—	—	31
Year ended 12-31-2015	5.04	-22.14	117	1.20	0.08	—	—	34
Year ended 12-31-2014	6.51	-10.56	118	1.18	-0.10	—	—	21
Growth								
Class II Shares								
Year ended 12-31-2018	11.02	2.28	669	1.00	-0.02	—	—	37
Year ended 12-31-2017	12.09	29.34	883	0.99	0.05	—	—	41
Year ended 12-31-2016	10.30	1.22	835	0.98	0.26	1.00	0.24	53
Year ended 12-31-2015	11.42	7.17	897	0.96	0.03	0.99	—	30
Year ended 12-31-2014	12.08	11.81	871	0.96	0.10	0.99	0.07	26
High Income								
Class I Shares								
Year ended 12-31-2018	3.35	-1.86	44	0.66	6.50	0.66	6.50	42
Year ended 12-31-2017[4]	3.65	3.42	56	0.66[5]	6.53[5]	—	—	52[6]
Class II Shares								
Year ended 12-31-2018	3.34	-2.11	803	0.91	6.27	—	—	42
Year ended 12-31-2017	3.64	6.68	887	0.91	6.22	—	—	52
Year ended 12-31-2016	3.61	16.19	845	0.89	6.97	0.92	6.94	36
Year ended 12-31-2015	3.35	-6.50	725	0.89	7.01	0.92	6.98	44
Year ended 12-31-2014	3.85	1.90	818	0.88	6.31	0.91	6.28	55
International Core Equity								
Class II Shares								
Year ended 12-31-2018	14.66	-17.81	676	1.16	1.70	—	—	51
Year ended 12-31-2017	18.58	23.16	835	1.16	1.33	—	—	59
Year ended 12-31-2016	15.30	1.08	736	1.17	1.60	—	—	77
Year ended 12-31-2015	15.53	-0.94	675	1.16	1.18	—	—	87
Year ended 12-31-2014	18.00	1.44	656	1.16	1.28	—	—	102

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Mid Cap Growth							
Class I Shares							
Year ended 12-31-2018	$ 11.63	$(0.02)	$ 0.09	$ 0.07	$ —	$(0.60)	$(0.60)
Year ended 12-31-2017[4]	10.30	0.00*	1.64	1.64	—	(0.31)	(0.31)
Class II Shares							
Year ended 12-31-2018	11.61	(0.05)	0.09	0.04	—	(0.58)	(0.58)
Year ended 12-31-2017	9.44	(0.04)	2.52	2.48	—	(0.31)	(0.31)
Year ended 12-31-2016	9.42	(0.01)	0.55	0.54	—	(0.52)	(0.52)
Year ended 12-31-2015	10.84	(0.01)	(0.52)	(0.53)	—	(0.89)	(0.89)
Year ended 12-31-2014	10.72	(0.04)	0.82	0.78	—	(0.66)	(0.66)
Natural Resources							
Class II Shares							
Year ended 12-31-2018	4.63	0.03	(1.10)	(1.07)	(0.01)	—	(0.01)
Year ended 12-31-2017	4.50	0.00*	0.14	0.14	(0.01)	—	(0.01)
Year ended 12-31-2016	3.66	0.01	0.86	0.87	(0.03)	—	(0.03)
Year ended 12-31-2015	4.72	0.02	(1.08)	(1.06)	—*	—	—*
Year ended 12-31-2014	5.43	0.01	(0.72)	(0.71)	—	—	—
Science and Technology							
Class I Shares							
Year ended 12-31-2018	27.04	(0.03)	(1.24)	(1.27)	—	(3.86)	(3.86)
Year ended 12-31-2017[4]	25.22	(0.04)	4.16	4.12	—	(2.30)	(2.30)
Class II Shares							
Year ended 12-31-2018	27.04	(0.11)	(1.23)	(1.34)	—	(3.86)	(3.86)
Year ended 12-31-2017	22.34	(0.13)	7.08	6.95	—	(2.25)	(2.25)
Year ended 12-31-2016	22.96	(0.11)	0.34	0.23	—	(0.85)	(0.85)
Year ended 12-31-2015	25.02	(0.15)	(0.41)	(0.56)	—	(1.50)	(1.50)
Year ended 12-31-2014	26.58	(0.13)	0.74	0.61	—	(2.17)	(2.17)
Small Cap Core							
Class II Shares							
Year ended 12-31-2018	18.32	(0.06)	(1.37)	(1.43)	(0.02)	(3.36)	(3.38)
Year ended 12-31-2017	18.34	0.00*	2.21	2.21	—	(2.23)	(2.23)
Year ended 12-31-2016	15.66	0.01	4.17	4.18	(0.07)	(1.43)	(1.50)
Year ended 12-31-2015	17.98	0.05	(0.95)	(0.90)	(0.02)	(1.40)	(1.42)
Year ended 12-31-2014	19.90	(0.01)	1.19	1.18	(0.02)	(3.08)	(3.10)
Small Cap Growth							
Class I Shares							
Year ended 12-31-2018[5]	8.76	0.00*	(1.07)	(1.07)	—	—	—
Class II Shares							
Year ended 12-31-2018	11.63	(0.06)	0.03	(0.03)	(0.05)	(3.87)	(3.92)
Year ended 12-31-2017	9.69	(0.07)	2.27	2.20	—	(0.26)	(0.26)
Year ended 12-31-2016	10.60	(0.07)	0.23	0.16	—	(1.07)	(1.07)
Year ended 12-31-2015	12.15	(0.09)	0.51	0.42	—	(1.97)	(1.97)
Year ended 12-31-2014	13.76	(0.10)	0.11	0.01	—	(1.62)	(1.62)

*Not shown due to rounding.

[1]Based on average weekly shares outstanding.

[2]Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

[3]Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

[4]For the period from April 28, 2017 (commencement of operations of the class) through December 31, 2017.

[5]For the period from November 5, 2018 (commencement of operations of the class) through December 31, 2018.

[6]Annualized.

[7]Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended December 31, 2017.

[8]Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended December 31, 2018.

[9]Expense ratio based on the period excluding reorganization expenses was 0.89%.

[10]Expense ratio based on the period excluding reorganization expenses was 1.14%.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Mid Cap Growth								
Class I Shares								
Year ended 12-31-2018	$ 11.10	0.20%	$ 184	0.85%	-0.14%	0.90%	-0.19%	53%
Year ended 12-31-2017[4]	11.63	16.44	131	0.85[6]	0.05[6]	0.89[6]	0.01[6]	25[7]
Class II Shares								
Year ended 12-31-2018	11.07	-0.06	230	1.10	-0.42	1.15	-0.47	53
Year ended 12-31-2017	11.61	26.89	585	1.11	-0.39	1.15	-0.43	25
Year ended 12-31-2016	9.44	6.12	615	1.10	-0.09	1.15	-0.14	33
Year ended 12-31-2015	9.42	-5.78	586	1.10	-0.07	1.15	-0.12	42
Year ended 12-31-2014	10.84	7.87	557	1.10	-0.34	1.15	-0.39	43
Natural Resources								
Class II Shares								
Year ended 12-31-2018	3.55	-23.23	88	1.21	0.72	—	—	33
Year ended 12-31-2017	4.63	2.97	131	1.36	0.11	—	—	44
Year ended 12-31-2016	4.50	23.81	144	1.36	0.20	—	—	67
Year ended 12-31-2015	3.66	-22.39	114	1.35	0.54	—	—	34
Year ended 12-31-2014	4.72	-13.04	146	1.33	0.12	—	—	31
Science and Technology								
Class I Shares								
Year ended 12-31-2018	21.91	-5.00	1	0.91	-0.11	0.91	-0.11	17
Year ended 12-31-2017[4]	27.04	17.24	—*	0.90[6]	-0.25 [6]	—	—	27[7]
Class II Shares								
Year ended 12-31-2018	21.84	-5.23	429	1.16	-0.38	—	—	17
Year ended 12-31-2017	27.04	32.12	645	1.15	-0.51	—	—	27
Year ended 12-31-2016	22.34	1.54	514	1.15	-0.52	1.17	-0.54	16
Year ended 12-31-2015	22.96	-2.88	582	1.13	-0.60	1.15	-0.62	25
Year ended 12-31-2014	25.02	2.91	586	1.13	-0.51	1.15	-0.53	29
Small Cap Core								
Class II Shares								
Year ended 12-31-2018	13.51	-10.49	175	1.17	-0.34	—	—	112
Year ended 12-31-2017	18.32	13.73	316	1.15	0.01	—	—	112
Year ended 12-31-2016	18.34	28.88	348	1.16	0.08	—	—	182
Year ended 12-31-2015	15.66	-5.58	318	1.15	0.26	—	—	142
Year ended 12-31-2014	17.98	7.05	354	1.15	-0.10	—	—	81
Small Cap Growth								
Class I Shares								
Year ended 12-31-2018[5]	7.69	-12.24	52	1.05[6][9]	0.15[6]	1.07[6]	0.13[6]	52[8]
Class II Shares								
Year ended 12-31-2018	7.68	-4.11	300	1.16[10]	-0.52	1.18	-0.54	52
Year ended 12-31-2017	11.63	23.12	377	1.15	-0.69	1.17	-0.71	55
Year ended 12-31-2016	9.69	2.92	426	1.14	-0.79	1.16	-0.81	107
Year ended 12-31-2015	10.60	1.88	430	1.13	-0.76	1.15	-0.78	102
Year ended 12-31-2014	12.15	1.59	426	1.14	-0.80	1.16	-0.82	85

See Accompanying Notes to Financial Statements. .

DECEMBER 31, 2018

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Asset Strategy, Balanced, Energy, Growth, High Income, International Core Equity, Mid Cap Growth, Natural Resources, Science and Technology, Small Cap Core and Small Cap Growth (each, a "Portfolio") are eleven series of the Trust and are the only series of the Trust included in these financial statements. The assets belonging to each Portfolio are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

Each Portfolio offers Class II shares. Asset Strategy, Energy, High Income, Mid Cap Growth, Science and Technology and Small Cap Growth also offer Class I shares. All classes of shares have identical rights and voting privileges with respect to the Portfolio in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share ("NAV") may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class II shares have a distribution and service plan. Class I shares are not included in the plan.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's NAV to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08 ("ASU 2017-08"), "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 changed the amortization period for certain callable debt securities held at a premium. Specifically, it required the premium to be amortized to the earliest call date. The adoption of ASU 2017-08 had no impact on beginning net assets, the current period results from operations, or any prior period information presented in the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the year ended December 31, 2018, the Portfolios have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

In August 2018, U.S. Securities and Exchange Commission ("SEC") adopted amendments to certain financial statement disclosure requirements to conform them to GAAP for investment companies. These amendments made certain removals from, changes to and additions to existing disclosure requirements under Regulation S-X. These amendments became effective for filings made with the SEC after November 5, 2018. The Portfolios' adoption of these amendments, effective with the financial statements prepared as of December 31, 2018, required modified disclosures reflected herein, but had no effect on the Portfolios' net assets or results of operations.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of December 31, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations.

Forward Foreign Currency Contracts. All Portfolios are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

High Income, International Core Equity and Natural Resources enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. All Portfolios are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Portfolio.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Small Cap Core invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instrument. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Asset Strategy, Mid Cap Growth, Science and Technology and Small Cap Growth purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. All Portfolios are authorized to invest in swap agreements. Swap agreements are bilateraly negotiated agreements between a Portfolio and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over-the-counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Portfolio are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Portfolio may be required to deposit initial margin with a Clearing Member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Asset Strategy, International Core Equity, Mid Cap Growth and Small Cap Growth enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Portfolio mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Portfolio and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Portfolio and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Portfolio's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Portfolio and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of December 31, 2018:

Assets

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
High Income							
Unrealized appreciation on forward foreign currency contracts[1]	$ 202	$—	$ 202	$ —	$ —	$(186)	$ 16
International Core Equity							
Swap agreements, at value	$ 46	$—	$ 46	$ —	$ —	$ —	$46
Unrealized appreciation on forward foreign currency contracts	1,096	—	1,096	(1,096)	—	—	—
Total	$ 1,142	$—	$ 1,142	$(1,096)	$ —	$ —	$46
Natural Resources							
Unrealized appreciation on forward foreign currency contracts[1]	$ 446	$—	$ 446	$ —	$(426)	$ —	$20

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
International Core Equity							
Unrealized depreciation on forward foreign currency contracts	$1,444	$—	$1,444	$(1,096)	$(348)	$ —	$—
Small Cap Growth							
Swap agreements, at value	$1,314	$—	$1,314	$ —	$ —	$(1,314)	$—

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2018:

Portfolio	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
High Income	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$ 14		—
International Core Equity	Equity	Swap agreements, at value	46		—
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,096	Unrealized depreciation on forward foreign currency contracts	1,444
Natural Resources	Foreign currency	Unrealized appreciation on forward foreign currency contracts	426		—
Small Cap Growth	Equity		—	Swap agreements, at value	1,314

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended December 31, 2018:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Equity	$ (280)	$ (282)	$ —	$ 133	$ —	$ (429)
High Income	Foreign currency	—	—	—	—	48	48
International Core Equity	Equity	—	(597)	—	—	—	(597)
Mid Cap Growth	Equity	(632)	(2,209)	—	322	—	(2,519)
Natural Resources	Foreign currency	—	—	—	—	327	327
Science and Technology	Equity	(1,103)	—	—	456	—	(647)
Small Cap Core	Equity	—	—	497	—	—	497
Small Cap Growth	Equity	168	(373)	—	(99)	—	(304)

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended December 31, 2018:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Equity	$232	$ 537	$—	$(90)	$ —	$ 679
High Income	Foreign currency	—	—	—	—	34	34
International Core Equity	Equity	—	46	—	—	—	46
	Foreign currency	—	—	—	—	(348)	(348)
Mid Cap Growth	Equity	53	—	—	39	—	92
Natural Resources	Foreign currency	—	—	—	—	622	622
Small Cap Growth	Equity	—	(1,672)	—	—	—	(1,672)

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended December 31, 2018, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Asset Strategy	$ —	$—	$—	$ 2,292	$ 4	$ 3
High Income	11	—	—	—	—	—
International Core Equity	84	—	—	393	—	—
Mid Cap Growth	—	—	—	—	48	15
Natural Resources	149	—	—	—	—	—
Science and Technology	—	—	—	—	371	236
Small Cap Growth	—	—	—	10,877	16	3

(1)Average absolute value of unrealized appreciation/depreciation during the period.
(2)Average value outstanding during the period.
(3)Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO ($ amounts in thousands)

Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for Ivy VIP Asset Strategy Portfolio (referred to as "the Portfolio" in this subsection). VIP ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Portfolio. The Subsidiary and the Company act as an investment vehicle for the Portfolio, in order to effect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in its prospectus and SAI.

The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Portfolio, its Subsidiary and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of December 31, 2018 of the Subsidiary and the Company to the Portfolio (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Portfolio Net Assets	Subsidiary/Company Net Assets	Percentage of Portfolio Net Assets
Ivy VIP ASF II, Ltd.	1-31-13	4-10-13	$753,342	$42,288	5.61%
VIP ASF III (SBP), LLC	4-9-13	4-23-13	753,342	338	0.04

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio at the following annual rates as a percentage of average daily net assets:

Portfolio (M — Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.700	0.700	0.650	0.650	0.600	0.550
Balanced	0.700	0.700	0.650	0.650	0.600	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Natural Resources	0.850	0.850	0.830	0.830	0.800	0.760
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Core	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760

IICO has voluntarily agreed to waive a Portfolio's investment management fee on any Portfolio that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Class II. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio may pay a service fee to W&R for Class II shares in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. IICO, the Portfolios' investment manager, IDI, the Portfolios' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Portfolios' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Portfolio and class expense limitations and related waivers/reimbursements for the year ended December 31, 2018 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Asset Strategy	Class I	Contractual	4-28-2017	4-30-2019	Class II less 0.25%	$—*	Shareholder Servicing
Energy	Class I	Contractual	4-28-2017	4-30-2019	Class II less 0.25%	$—*	Shareholder Servicing
High Income	Class I	Contractual	4-28-2017	4-30-2019	Class II less 0.25%	$—*	Shareholder Servicing
Mid Cap Growth	All Classes	Contractual	4-28-2017	4-30-2019	N/A	$304[1]	Investment Management Fee
	Class I	Contractual	4-28-2017	4-30-2019	0.85%	$2	Shareholder Servicing
	Class II	Contractual	5-1-2012	4-30-2019	1.10%	$4	12b-1 Fees and/or Shareholder Servicing
Science and Technology	Class I	Contractual	4-28-2017	4-30-2019	Class II less 0.25%	$—*	Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Small Cap Growth	All Classes	Contractual	4-28-2017	4-30-2020	N/A	$73[1]	Investment Management Fee
	Class I	Contractual	11-5-2018	4-30-2020	Class II less 0.25%	$—*	Shareholder Servicing
	Class II	Contractual	10-1-2016	4-30-2020	1.14%	$2	12b-1 Fees and/or Shareholder Servicing

*Not shown due to rounding.
(1)Due to Class I and/or Class II contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Portfolios as a reimbursement but not paid as of December 31, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2018.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2018 follows:

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/ (Loss)	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Depreciation
High Income								
Larchmont Resources LLC[1]	1	$—	$—	$—	$—	1	$252	$(83)

	12-31-17 Principal Balance				Interest Received	12-31-18 Principal Balance		Net Change in Unrealized Depreciation
Larchmont Resources LLC (9.770% Cash or 9.770% PIK), 9.770%, 8-7-20	$863	$ 49	$(90)	$ 2	$91	$817	$792	$(26)

(1)No dividends were paid during the preceding 12 months.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended December 31, 2018, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Asset Strategy	$ 5,987	$ 457,957	$12,296	$ 511,389
Balanced	44,875	140,616	9,073	212,925
Energy	—	51,840	—	54,417
Growth	—	301,178	—	553,407
High Income	—	353,245	—	348,982
International Core Equity	—	386,305	—	412,519
Mid Cap Growth	—	344,866	—	405,086
Natural Resources	—	37,518	—	52,892
Science and Technology	—	100,007	—	152,709
Small Cap Core	—	275,625	—	409,119
Small Cap Growth[1]	—	200,078	—	298,006

(1)Due to differences between the investment strategies and policies of Micro Cap Growth and Small Cap Growth, IICO purchased $22,123 and sold $29,112 securities, producing a net gain of $2,850 post-Reorganization in Small Cap Growth. These transactions occurred after the closing of the Reorganization on November 5, 2018 as part of a portfolio repositioning and separate from normal portfolio turnover. (See Note 12 Business Combinations).

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Portfolios may lend their portfolio securities only to borrowers that are approved by the Portfolio's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Portfolio collateral consisting of cash or securities issued or guaranteed by the U.S. government. The initial collateral received by the Portfolio is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities. The collateral is maintained thereafter, at a market value equal to no less than 100% of the current value of the securities on loan. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Portfolio and any excess collateral is returned by the Portfolio on the next business day. During the term of the loan, the Portfolio is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund—Institutional Shares or certain other registered money market funds and are disclosed in the Portfolio's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Portfolio's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Portfolio and the Portfolio does not have the ability to re-hypothecate these securities. The securities on loan for each Portfolio are also disclosed in its Schedule of Investments. The total value of any securities on loan as of December 31, 2018 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Portfolios from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Portfolio's securities lending positions and related cash and non-cash collateral received as of December 31, 2018:

Portfolio	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Asset Strategy	$14,700	$ 5,602	$ 9,418	$15,020
Balanced	1,923	1,917	55	1,972
Energy	1,057	401	683	1,084
High Income	31,361	28,480	3,581	32,061
Mid Cap Growth	3,518	1,150	2,483	3,633
Natural Resources	1,737	108	1,666	1,774
Science and Technology	18,534	2,990	16,138	19,128
Small Cap Core	3,614	628	3,073	3,701
Small Cap Growth	7,002	6,194	977	7,171

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Portfolios benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Portfolio could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. IN-KIND REDEMPTIONS ($ amounts in thousands)

In certain circumstances, a Portfolio may distribute portfolio securities rather than cash as payment for redemption of Portfolio shares ("in-kind redemption"). For financial reporting purposes, a Portfolio recognizes a gain on the in-kind redemptions to the extent the value of the distributed securities on the date of redemption exceeds the cost of those securities; a Portfolio recognizes a loss if cost exceeds value. Gains and losses realized on the in-kind redemptions are not recognized for tax purposes, and are reclassified from accumulated net realized gains (losses) to paid-in capital. During the year ended December 31, 2018, the following Portfolios realized gains or losses from in-kind redemptions ($ amounts in thousands) of approximately:

Portfolio	Realized Gains	Realized Losses
Energy	$ 21,681	$5,438
Mid Cap Growth	81,697	3,983
Science and Technology	76,896	1,114

12. BUSINESS COMBINATIONS (All amounts in thousands)

On November 5, 2018, Small Cap Growth acquired all assets and liabilities of Micro Cap Growth pursuant to a plan of reorganization approved by the Board of Trustees on November 1, 2018. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Micro Cap Growth, valued at $85,133 in total, for shares of Small Cap Growth as follows:

Shares Exchanged	Micro Cap Growth	Small Cap Growth
Class I	19	56
Class II	3,302	9,666

The investment portfolio of Micro Cap Growth, with a fair value of $85,119 and identified cost of $57,587 at November 5, 2018, was the principal asset acquired by Small Cap Growth. For financial reporting purposes, assets received and shares issued by Small Cap Growth were recorded at fair value; however, the cost basis of the investments received from Micro Cap Growth was carried forward to align ongoing reporting of Small Cap Growth's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Micro Cap Growth had net assets of $85,133, including $27,532 of net unrealized appreciation in value of investments and $326 of accumulated net realized losses on investments, which were combined with those of Small Cap Growth. The aggregate net assets of Small Cap Growth and Micro Cap Growth immediately before the acquisition were $313,248 and $85,133, respectively. The aggregate net assets of Small Cap Growth and Micro Cap Growth immediately following the acquisition were $398,381 and $0, respectively.

Assuming the reorganization had been completed on January 1, 2018, the beginning of the annual reporting period for Small Cap Growth, the pro forma results of operations for the year ended December 31, 2018, were as follows:

Net investment income (loss)	$ (2,548)
Net realized gain (loss)	70,787
Net change in unrealized appreciation (depreciation)	(67,238)
Net increase (decrease) in net assets resulting from operations	$ 1,001

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Micro Cap Growth that have been included in Small Cap Growth's Statement of Operations since November 5, 2018.

13. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Asset Strategy				Balanced			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	1	$ 9	29	$ 249	N/A	N/A	N/A	N/A
Class II	3,140	29,977	2,831	24,438	1,416	$ 11,226	1,784	$ 13,737
Shares issued in reinvestment of distributions to shareholders:								
Class I	2	18	—*	4	N/A	N/A	N/A	N/A
Class II	5,872	49,202	1,579	14,367	1,388	10,863	2,160	15,972
Shares redeemed:								
Class I	—*	—*	—	—	N/A	N/A	N/A	N/A
Class II	(18,070)	(171,936)	(23,120)	(200,265)	(6,760)	(53,838)	(6,669)	(51,187)
Net decrease	(9,055)	$ (92,730)	(18,681)	$ (161,207)	(3,956)	$ (31,749)	(2,725)	$ (21,478)

	Energy				Growth			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	8	$ 32	43	$ 250	N/A	N/A	N/A	N/A
Class II	5,435	31,159	6,707	38,703	1,679	$ 20,421	2,141	$ 24,866
Shares issued in reinvestment of distributions to shareholders:								
Class I	—	—	—*	2	N/A	N/A	N/A	N/A
Class II	—	—	230	1,270	8,478	99,828	7,846	81,581
Shares redeemed:								
Class I	—*	—*	—	—	N/A	N/A	N/A	N/A
Class II	(24,018)	(137,602)	(7,220)	(41,332)	(22,501)	(274,185)	(18,007)	(201,835)
Net decrease	(18,575)	$ (106,411)	(240)	$ (1,107)	(12,344)	$(153,936)	(8,020)	$ (95,388)

	High Income				International Core Equity			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	1,713	$ 5,956	32,570	$ 119,198	N/A	N/A	N/A	N/A
Class II	32,626	116,310	63,565	232,237	4,963	$ 83,359	2,462	$ 43,379
Shares issued in reinvestment of distributions to shareholders:								
Class I	1,015	3,506	978	3,461	N/A	N/A	N/A	N/A
Class II	16,234	56,012	14,324	50,714	1,813	32,980	640	10,926
Shares redeemed:								
Class I	(4,836)	(16,926)	(18,146)	(65,535)	N/A	N/A	N/A	N/A
Class II	(52,101)	(184,346)	(68,269)	(248,715)	(5,580)	(97,507)	(6,296)	(107,670)
Net increase (decrease)	(5,349)	$ (19,488)	25,022	$ 91,360	1,196	$ 18,832	(3,194)	$ (53,365)

*Not shown due to rounding.

	Mid Cap Growth				Natural Resources			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	7,297	$ 90,379	13,724	$ 141,656	N/A	N/A	N/A	N/A
Class II	7,032	87,767	2,996	31,343	3,428	$ 15,087	4,910	$ 20,925
Shares issued in reinvestment of distributions to shareholders:								
Class I	534	6,483	404	3,997	N/A	N/A	N/A	N/A
Class II	1,911	23,180	1,582	15,653	75	351	43	179
Shares redeemed:								
Class I	(2,531)	(31,811)	(2,821)	(31,392)	N/A	N/A	N/A	N/A
Class II	(38,548)	(467,934)	(19,448)	(200,812)	(6,932)	(30,567)	(8,593)	(37,090)
Net decrease	(24,305)	$(291,936)	(3,563)	$ (39,555)	(3,429)	$ (15,129)	(3,640)	$ (15,986)

	Science and Technology				Small Cap Core			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class I	6	$ 184	17	$ 430	N/A	N/A	N/A	N/A
Class II	2,736	79,209	3,393	87,491	841	$ 13,662	1,738	$ 30,054
Shares issued in reinvestment of distributions to shareholders:								
Class I	4	85	1	16	N/A	N/A	N/A	N/A
Class II	2,937	65,600	2,024	50,952	3,561	56,235	2,444	39,265
Shares redeemed:								
Class I	(1)	(26)	(1)	(29)	N/A	N/A	N/A	N/A
Class II	(9,856)	(284,003)	(4,615)	(117,781)	(8,646)	(141,910)	(5,943)	(105,330)
Net increase (decrease)	(4,174)	$ (138,951)	819	$ 21,079	(4,244)	$(72,013)	(1,761)	$ (36,011)

	Small Cap Growth			
	Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class I	6,845	$ 58,514	N/A	N/A
Class II	3,202	32,902	1,483	15,659
Shares issued in connection with merger:				
Class I	56	487	N/A	N/A
Class II	9,666	84,646	—	—
Shares issued in reinvestment of distributions to shareholders:				
Class I	—	—	N/A	N/A
Class II	12,302	117,993	1,060	10,680
Shares redeemed:				
Class I	(123)	(980)	N/A	N/A
Class II	(18,536)	(187,990)	(14,095)	(150,763)
Net increase (decrease)	13,412	$ 105,572	(11,552)	$(124,424)

*Not shown due to rounding.

14. COMMITMENTS

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At December 31, 2018, there were no outstanding bridge loan commitments.

15. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2018 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Asset Strategy	$790,074	$ 65,327	$ 97,778	$ (32,451)
Balanced	310,220	21,768	20,509	1,259
Energy	60,898	599	22,192	(21,593)
Growth	541,873	146,988	19,481	127,507
High Income	956,633	3,893	96,633	(92,740)
International Core Equity	783,912	14,703	126,302	(111,599)
Mid Cap Growth	385,173	57,362	27,663	29,699
Natural Resources	113,871	1,731	27,692	(25,961)
Science and Technology	295,893	150,547	15,848	134,699
Small Cap Core	192,532	4,857	20,394	(15,537)
Small Cap Growth	328,838	59,024	29,586	29,438

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2018 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Asset Strategy	$ 108	$ 1,205	$—	$ —	$ —
Balanced	6,219	25,290	—	—	—
Energy	—	—	—	—	—
Growth	4,138	182,791	—	—	—
High Income	58,145	—	—	—	—
International Core Equity	13,997	56,369	—	—	—
Mid Cap Growth	—	82,045	—	—	—
Natural Resources	241	—	—	—	—
Science and Technology	—	—	—	292	—
Small Cap Core	12,735	23,952	—	—	—
Small Cap Growth	—	5,911	—	—	390

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2018 and 2017 were as follows:

Portfolio	December 31, 2018		December 31, 2017	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Asset Strategy	$15,495	$33,725	$ 14,371	$ —
Balanced	5,473	5,390	5,768	10,204
Energy	—	—	1,272	—
Growth	811	99,017	2,229	79,352
High Income	59,518	—	54,175	—
International Core Equity	28,472	4,508	10,926	—
Mid Cap Growth	2,816	26,847	—	19,650
Natural Resources	351	—	179	—
Science and Technology	—	65,685	3,112	47,869
Small Cap Core	27,706	28,529	34,485	4,780
Small Cap Growth	20,961	97,032	—	10,680

(1)Includes short-term capital gains, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2018, the capital loss carryovers were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Asset Strategy	$ —	$ —
Balanced	—	—
Energy	10,337[1]	20,061[1]
Growth	—	—
High Income	280	56,478
International Core Equity	—	—
Mid Cap Growth	—	—
Natural Resources	6,122	36,157
Science and Technology	—	—
Small Cap Core	—	—
Small Cap Growth	—	—

(1)$29,427 of these Capital Loss Carryovers are subject to an annual limitation of $3,708 plus any unused limitation from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), investments held within the wholly-owned subsidiary and companies, partnership transactions, in-kind redemptions and expiring capital loss carryovers. At December 31, 2018, the following reclassifications were made:

Portfolio	Accumulated Distributable Earnings Gain (Loss)	Paid-In Capital
Asset Strategy	$ (17,206)	$ 17,206
Balanced	—	—
Energy	(15,705)	15,705
Growth	—	—
High Income	—*	—*
International Core Equity	—	—
Mid Cap Growth	(72,882)	72,882
Natural Resources	3	(3)
Science and Technology	(70,109)	70,109
Small Cap Core	—	—
Small Cap Growth	1,111	(1,111)

Not shown due to rounding.

To the Shareholders and Board of Trustees of Ivy Variable Insurance Portfolios:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy VIP Asset Strategy, Ivy VIP Balanced, Ivy VIP Energy, Ivy VIP Growth, Ivy VIP High Income, Ivy VIP International Core Equity, Ivy VIP Mid Cap Growth, Ivy VIP Natural Resources, Ivy VIP Science and Technology, Ivy VIP Small Cap Core, and Ivy VIP Small Cap Growth (the "Funds"), eleven of the series constituting the Ivy Variable Insurance Portfolios, including the schedules of investments, as of December 31, 2018; the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds, as of December 31, 2018, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2018, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
February 15, 2019

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Portfolios hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations for the tax period ended December 31, 2018:

	Dividends Received Deduction for Corporations
Asset Strategy	$6,899,966
Balanced	3,828,974
Energy	—
Growth	811,671
High Income	4,050
International Core Equity	—
Mid Cap Growth	2,816,468
Natural Resources	350,964
Science and Technology	—
Small Cap Core	3,418,666
Small Cap Growth	3,458,509

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

Asset Strategy	$ 33,725,106
Balanced	5,390,454
Energy	—
Growth	99,016,870
High Income	—
International Core Equity	4,508,287
Mid Cap Growth	26,846,766
Natural Resources	—
Science and Technology	65,684,514
Small Cap Core	28,528,307[1]
Small Cap Growth	97,032,334

[1]Of this amount $8,940 is Unrecaptured 1250 Gain.

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. Each Portfolio elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
International Core Equity	$1,694,256	$20,964,781

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (28 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, the Ivy Funds (45 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy NextShares ("NextShares") (3 portfolios) and InvestEd Portfolios ("InvestEd") (6 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	1997	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (WRA Funds) (1997-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Trust: 2017 Fund Complex: 2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee; IVH; Trustee, NextShares; Trustee, InvestEd.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2015	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Independent Chairman, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Trustee/ Independent Chairman, Ivy Funds; Trustee/ Independent Chairman, IVH; Trustee/ Independent Chairman, NextShares; Trustee/ Independent Chairman, InvestEd.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Trust: 2017 Fund Complex: 2002	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	1996	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	Trustee, WRA Funds (1996-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Trust: 2017 Fund Complex: 2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Lead Director, Northwestern Mutual Funds (2003-2017); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Trust: 2017 Fund Complex: 1999	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.

**Each noted Trustee became a Trustee (and, as applicable, an officer) in the year reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).*

Interested Trustee

Mr. Herrmann is "interested" by virtue of his former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), a subsidiary of Waddell & Reed, Inc. (Waddell & Reed), as well as by virtue of his personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

Name and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Henry J. Herrmann 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).	Director, WDR, (1998 to present), IICO (2002-2016), WRIMCO (1991-2016), WISC (2001-2016), W&R Capital Management Group, Inc. (2008-2016) and WRI (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed and IDI (2018 to present).
Joseph W. Kauten 1969	Vice President	2009	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present).
	Treasurer	2009	2006	
	Principal Financial Officer	2009	2007	
Philip J. Sanders 1959	President	2016	2006	CEO of WDR (2016 to present); President, CEO and Chairman of IICO and WRIMCO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011 to present); CIO of IICO and WRIMCO (2010 to present).
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO and WRIMCO (2006 to present).
	Chief Compliance Officer	2009	2004	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present).
John E. Sundeen, Jr. 1960	Vice President	2009	2006	Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO (2016 to present).

*This is the date when the Officer first became an officer of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).

At a meeting of the Board of Trustees (the "Board") for the Ivy Variable Insurance Portfolios (the "Trust") held on August 14th and 15th, 2018, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreement between IICO and Securian Asset Management, Inc. (the "Subadviser") with respect to Ivy VIP Securian Real Estate Securities, Ivy VIP Pathfinder Moderate – Managed Volatility, Ivy VIP Pathfinder Moderately Aggressive – Managed Volatility, Ivy VIP Pathfinder Moderately Conservative – Managed Volatility. The Management Agreement and the Investment Subadvisory Agreement are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadviser, profitability (including any fall-out benefits) from IICO's and the Subadviser's relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and the Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2018. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 14-15, 2018 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and the Subadviser, taking into account the large amount of materials produced by IICO and the Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO has been undertaking for itself, the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and the Subadviser, as well as the other services provided to the Funds by IICO and the Subadviser (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and the Subadviser, noting the resources that each has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and the Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or the Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, the Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or the Investment Subadvisory Agreement with the Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen, although the Board took into account that the overall assets of the Funds have fallen during the prior year. Additionally, in that regard, the Board considered the significant number of initiatives that IICO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and the Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2018, approximately 15% of the funds in the Fund Complex (including the Funds) were in the top quartile of performance and 33% of such funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 49% of such funds were in the top two quartiles in the one-year period, and that 31% of all such funds had improving performance in their one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the funds, on average, were 4% below the average total expenses of their respective Broadridge Expense Group peers and flat compared to the average total expenses for their Broadridge Expense Universes. The management fees for the funds were 4% over the average management fees of their respective Broadridge Expense Group peers and 6% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the funds' shareholders generally are benefitting from lower expenses as the funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, as well as in fund mergers, which could help drive down expenses, both of which can benefit the funds' investors.

Finally, the report also examined the fees that IICO retains on funds that are subadvised by unaffiliated subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

Ivy Distributors, Inc., the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Ivy") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Ivy, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Ivy is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Ivy, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Ivy.

Information Collected

In order to tailor available financial products to your specific needs, Ivy may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Ivy may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Ivy may disclose information it collects from applications and other forms, as described above, we at Ivy also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Ivy may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Ivy has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Ivy and your financial advisor leaves Ivy to join a firm that has likewise entered the Protocol, Ivy may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Ivy, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1-888-923-3355 and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Equity Income

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Growth

Mid Cap Growth

Small Cap Core

Small Cap Growth

Value

Fixed Income Portfolios

Corporate Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate – Managed Volatility

Pathfinder Moderately Aggressive – Managed Volatility

Pathfinder Moderately Conservative – Managed Volatility

Science and Technology

Securian Real Estate Securities



Ivy INVESTMENTS®

VARIABLE INSURANCE PORTFOLIOS

Annual Report

DECEMBER 31, 2018

Ivy Variable Insurance Portfolios

Core Equity	Class II
Corporate Bond	Class II
Global Bond	Class II
Global Equity Income	Class II
Global Growth	Class II
Limited-Term Bond	Class II
Securian Real Estate Securities	Class II
Value	Class II

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), you may not be receiving paper copies of the Fund's annual or semi-annual shareholder reports by mail, unless you specifically request paper copies of the reports from the insurance company that offers your variable annuity or variable life insurance contract or from your financial intermediary. Instead of delivering paper copies of the report, the insurance company may choose to make the reports available on a website, and will notify you by mail each time a shareholder report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your insurance company.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the insurance company or your financial intermediary electronically by following the instructions provided by the insurance company or by contacting your financial intermediary.

You may elect to receive all future Fund shareholder reports in paper free of charge from the insurance company. You can inform the insurance company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions provided by the insurance company or by contacting your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract with the insurance company.

CONTENTS

DECEMBER 31, 2018 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

While most of the fiscal year remained relatively calm, dramatic market volatility returned in the final quarter of 2018. The U.S. stock market, which had hit record highs during 2018, concluded the year with the worst quarter for U.S. equities since 2011 and the S&P 500 Index was down 6.24% over the 12-month period. As the year progressed, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors.

The U.S. economy is likely to finish 2018 with the strongest growth rate since the Great Recession that began 10 years ago. Our optimism is tempered somewhat for 2019 as we forecast U.S. gross domestic product (GDP) growth stabilizing around 2.5% with the possibility of further deceleration during the year.

The U.S. Federal Reserve (Fed) has indicated that short-term interest rates are close to what it believes to be neutral, meaning that policy is neither loose nor restrictive. We believe slower economic growth and lower oil prices will keep inflation well contained in early 2019, which is why the Fed decided to take a more dovish tone and ease its pace of quarterly rate hikes. Our base case belief is the Fed will raise rates once, possibly twice, in 2019.

The deterioration in eurozone economic data seems to be waning following an agreement between the U.S. and European Union (EU) to discuss a reduction in tariffs on industrial goods. Brexit negotiations between the U.K. and EU continue to be choppy, which has caused some delays in anticipated capital spending for the eurozone. While we believe the two parties will come to a resolution for the U.K.'s exit from the EU, the ongoing negotiations may cause lingering economic tumult until a deal can be reached.

Emerging markets faced multiple headwinds over the year, namely a strong dollar, China's focus on deleveraging and regulations, trade wars, volatile energy prices and increased geopolitical risks. By comparison, U.S. equities benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

The U.S.-China trade negotiations remain front and center for many emerging market economies. Any resolution to trade disputes would be critical not just for China, but also its Asian trading counterparts like South Korea and Taiwan. As such, we are cautiously optimistic for a status quo on the trade war without further escalations. We believe China has started loosening policy on the domestic front and we anticipate an easing of regulatory, monetary and fiscal policy as well, which should be supportive of the domestic economy. We believe emerging markets continue to offer a sound longer term fundamental outlook; however, market volatility is likely to persist until there is more clarity surrounding potential risks.

Overall, volatility was the name of the game across the fiscal year. Several forces conspired to create this environment, including macro events like the global trade slowdown and tightening monetary policy, as well as the staggering of the FAANG (Facebook, Apple, Amazon, Netflix and Google-parent Alphabet) stocks, which have been a major equities catalyst over the past couple of years.

Looking ahead, we believe the markets are likely to remain choppy for some time, although the landscape should present more selective opportunities, with greater emphasis on the fundamentals and quality of asset classes and sectors.

We believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Economic Snapshot

	12/31/18	12/31/17
S&P 500 Index	2,506.85	2,673.61
MSCI EAFE Index	1,719.88	2,050.79
10-Year Treasury Yield	2.69%	2.40%
U.S. unemployment rate	3.9%	4.1%
30-year fixed mortgage rate	4.55%	3.99%
Oil price per barrel	$45.41	$60.42

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2018.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	
Core Equity							
Class II	$1,000	$ 906.70	$4.58	$1,000	$1,020.38	$4.85	0.95%
Corporate Bond							
Class II	$1,000	$1,010.30	$3.92	$1,000	$ 1,021.34	$3.94	0.77%
Global Bond							
Class II	$1,000	$1,015.00	$2.02	$1,000	$1,023.23	$2.02	0.39%
Global Equity Income							
Class II	$1,000	$ 918.40	$4.99	$1,000	$1,020.05	$5.25	1.02%
Global Growth							
Class II	$1,000	$ 885.90	$5.37	$1,000	$ 1,019.46	$5.76	1.13%
Limited-Term Bond							
Class II	$1,000	$1,012.70	$3.92	$1,000	$1,021.26	$3.94	0.78%
Securian Real Estate Securities							
Class II	$1,000	$ 946.90	$5.74	$1,000	$ 1,019.26	$5.96	1.18%
Value							
Class II	$1,000	$ 930.10	$4.83	$1,000	$1,020.21	$5.05	0.99%

(UNAUDITED)

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2018, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.



Erik R. Becker

Erik R. Becker, CFA, portfolio manager of Ivy VIP Core Equity, discusses positioning, performance and results for the fiscal year ended December 31, 2018. Gustav C. Zinn, CFA, served as a co-portfolio manager on the strategy until December 3, 2018. Mr. Becker has managed the Portfolio since 2006 and has 20 years of industry experience.

Fiscal year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Core Equity (Class II shares at net asset value)	-4.51%
Benchmark(s) and/or Morningstar and Lipper Categories	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	-4.38%
Morningstar Large Growth Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-1.98%
Lipper Variable Annuity Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of strategies with similar investment objectives)	-5.07%

Please note that Portfolio returns include applicable fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key drivers

The fiscal year ended December 31, 2018, was marked by a significant dichotomy between the performance and earnings growth for equities of the S&P 500 Index, the Portfolio's benchmark. From a performance perspective, the year was disappointing as a highly volatile fourth quarter wiped out all gains experienced in the previous three quarters, culminating with the S&P 500 Index declining 4.38% for the year. For context, the benchmark's particularly weak performance in December produced an intense 9% decline for the month, representing the worst December performance since 1931. By comparison, earnings-per-share growth of S&P 500 Index constituents rose approximately 24%, creating a unique year-end scenario when taking into account that 2018 followed nine consecutive years of gains for the benchmark.

From an economic perspective, U.S. gross domestic product grew close to 3% in 2018, amid conflicting factors. Tailwinds of stimulus from the 2017 U.S. Tax and Jobs Act, record-high business confidence indicators, a strong labor market and wage growth were countered by idiosyncratic risks of weakening economic data from China, a prolonged trade dispute, plummeting energy prices, widening credit spreads and the lagging effect of a series of Federal Reserve (Fed) interest rate hikes.

Amid this backdrop, investors shifted to "risk-off" mode during the year. Within the equity market, the health care, utilities, consumer discretionary and information technology sectors produced positive returns for the year, while the traditionally pro-cyclical sectors of energy, materials, industrials and financials posted sharp declines.

Contributors and detractors

The Portfolio underperformed both its benchmark and Lipper peer group for the period ending December 31, 2018. Three of the 11 sectors represented in the Portfolio – health care, utilities and information technology – produced positive returns for the Portfolio. All remaining sectors were negative for the period, with materials, energy, and industrials seeing the worst performance. Relative to the S&P 500 Index, the Portfolio was hampered by sector allocation – an overweight in information technology, which was one of the better performing sectors, could not compensate for the overweight in materials and industrials – two of the worst performing sectors. Pockets of strength relative to the S&P 500 Index came from better stock selection within the health care and financials sectors, as Microsoft Corp., Adobe Systems, Inc. (no longer a holding at the end of the fiscal year), Eli Lilly and Company, CME Group, Inc., and PayPal Holdings, Inc. were the top contributors. Conversely, holdings in Citigroup, Inc., Philip Morris International, Inc., Applied Materials, Inc., Morgan Stanley, and FedEx Corp. were the greatest detractors to the Portfolio. Currency forwards added modestly to performance as we opted to hedge the currency position associated with our investment in Airbus SE, which led to a gain as the Euro depreciated against the U.S. dollar. Our modest cash position had a de minimis impact on performance relative to the benchmark for the year.

Outlook

Since the December decline, the Fed has sought to calm markets, resulting in a more dovish tone with regard to future rate hikes. In January 2019, Fed Chairman Jerome Powell said the central bank can be more patient and flexible with interest rates as it assesses how global risks impact the U.S. economy. Equity markets responded with a late December rally and credit markets improved. In addition, there were signs of progress in the U.S.-China trade disputes in the final weeks of 2018. President Donald Trump and Chinese President Xi Jinping agreed to postpone escalation of the trade war, with Trump agreeing to postpone the planned increase in tariff rates on Chinese goods while Xi agreed to increase imports of U.S. goods and begin a dialogue with the U.S. on key issues. To date, the U.S. economy has just begun to see signs of moderation, particularly with respect to manufacturing, which can be expected with slowing international economies and trade uncertainty.

Our outlook for the equity market over the next year is highly uncertain given a litany of moving parts that may or may not be resolved favorably. We believe the next major move upward in the equity market will be to discount a bottoming and eventual re-acceleration in economic activity here and abroad. Considering emerging markets, namely China, led the current downturn, we anticipate China bottoms before the U.S. Policymakers in China take a "whatever it takes" mantra to stabilizing economic growth and implement numerous measures (e.g., record consumer tax cuts and reductions in bank reserves) to this end. Clearly, the trade spat with the U.S. is a key unknown variable, though most observers expect some sort of agreement during the first quarter of 2019.

Historically, the U.S. is nine months behind other economies in showing signs of weakness, which supports our belief that domestic data is likely to get somewhat worse before it gets better. To date, housing and industrial activity has shown signs of weakness, while employment and wage trends, consumer confidence, and consumer spending data all remain at or near cycle highs. Some recent data on capital expenditure plans seem to foretell a further deceleration in economic activity. According to the Duke Fuqua School of Business/CFO Magazine Global Business Outlook, the expected 12-month forward growth in capital expenditures fell to 1% in December 2018. This compares to 5.7% in September and 8.3% in June. We believe the uptick in capital expenditures, coupled with corporate and personal tax cuts, were the underpinning for the acceleration in economic growth in 2018. Likewise, we expect the favorable tax-related stimulus will be largely complete after the upcoming tax season.

Our current Portfolio strategy is to take a conservative posture while building positions in companies that have been unduly punished by other market participants. We firmly believe that during times of market stress, investors with longer time horizons can take advantage of dislocations in valuations of good companies. For good reason, cyclical names appear the most attractive when considering a two- or three-year time horizon, with many constituents arguably discounting the possibility of a near-term recession (not our base case assumption at the moment.) We have selectively increased our weighting in semiconductors with the belief in long-term secular growth and highly defensible business models. We have modestly increased the weighting in financials to take advantage of the current slowdown in capital market activities. Finally, we believe volatility creates opportunity and are looking at holdings in several hard-hit areas, including industrials, information technology, financials and energy with a longer-term eye on earnings and business model strength.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment. This risk and other risks are more fully described in the Portfolio's prospectus.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Portfolio's value and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

The opinions expressed in this report are those of the Portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy VIP Core Equity.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	92.9%
Information Technology	23.3%
Health Care	13.3%
Communication Services	12.2%
Industrials	11.2%
Financials	10.3%
Consumer Staples	8.5%
Consumer Discretionary	7.4%
Materials	3.3%
Energy	2.1%
Utilities	1.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	7.1%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
UnitedHealth Group, Inc.	Health Care	Managed Health Care
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services
Medtronic plc	Health Care	Health Care Equipment
Coca-Cola Co. (The)	Consumer Staples	Soft Drinks
Verizon Communications, Inc.	Communication Services	Integrated Telecommunication Services
Lockheed Martin Corp.	Industrials	Aerospace & Defense
Citigroup, Inc.	Financials	Other Diversified Financial Services
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT CORE EQUITY



Ivy VIP Core Equity (Class II)(1)	$31,445
S&P 500 Index	$34,303

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class II
1-year period ended 12-31-18	-4.51%
5-year period ended 12-31-18	5.43%
10-year period ended 12-31-18	12.14%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 1.1%		
Discovery Holding Co., Class A (A)(B)	280	$ 6,920
Cable & Satellite – 1.8%		
Charter Communications, Inc., Class A (A)	40	11,285
Integrated Telecommunication Services – 2.5%		
Verizon Communications, Inc.	284	15,950
Interactive Home Entertainment – 2.7%		
Electronic Arts, Inc. (A)	40	3,148
Take-Two Interactive Software, Inc. (A)	131	13,441
		16,589
Interactive Media & Services – 4.1%		
Alphabet, Inc., Class A (A)	24	25,392
Total Communication Services – 12.2%		**76,136**
Consumer Discretionary		
Casinos & Gaming – 1.2%		
Las Vegas Sands, Inc.	149	7,761
Footwear – 2.2%		
NIKE, Inc., Class B	182	13,523
Home Improvement Retail – 1.0%		
Home Depot, Inc. (The)	38	6,511
Internet & Direct Marketing Retail – 2.0%		
Amazon.com, Inc. (A)	8	12,466
Leisure Facilities – 1.0%		
Vail Resorts, Inc.	29	6,177
Total Consumer Discretionary – 7.4%		**46,438**
Consumer Staples		
Household Products – 2.0%		
Procter & Gamble Co. (The)	133	12,216
Hypermarkets & Super Centers – 2.2%		
Costco Wholesale Corp.	45	9,171
Wal-Mart Stores, Inc.	51	4,714
		13,885
Soft Drinks – 2.8%		
Coca-Cola Co. (The)	368	17,406
Tobacco – 1.5%		
Philip Morris International, Inc.	143	9,544
Total Consumer Staples – 8.5%		**53,051**

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Exploration & Production – 0.7%		
ConocoPhillips	72	$ 4,514
Oil & Gas Refining & Marketing – 1.4%		
Marathon Petroleum Corp.	146	8,639
Total Energy – 2.1%		**13,153**
Financials		
Asset Management & Custody Banks – 1.6%		
Blackstone Group L.P. (The)	345	10,276
Financial Exchanges & Data – 2.0%		
CME Group, Inc.	67	12,566
Investment Banking & Brokerage – 1.8%		
Morgan Stanley	287	11,395
Other Diversified Financial Services – 4.9%		
Citigroup, Inc.	297	15,457
JPMorgan Chase & Co.	152	14,879
		30,336
Total Financials – 10.3%		**64,573**
Health Care		
Health Care Equipment – 4.0%		
Danaher Corp.	61	6,321
Medtronic plc	206	18,765
		25,086
Managed Health Care – 4.1%		
UnitedHealth Group, Inc.	103	25,585
Pharmaceuticals – 5.2%		
Elanco Animal Health, Inc. (A)	275	8,675
Eli Lilly and Co.	111	12,845
Zoetis, Inc.	133	11,334
		32,854
Total Health Care – 13.3%		**83,525**
Industrials		
Aerospace & Defense – 7.7%		
Airbus SE(C)	71	6,779
Boeing Co. (The)	44	14,287
Lockheed Martin Corp.	61	15,841
United Technologies Corp.	105	11,212
		48,119
Air Freight & Logistics – 0.8%		
FedEx Corp.	32	5,114
Environmental & Facilities Services – 1.1%		
Republic Services, Inc., Class A	98	7,087
Railroads – 0.8%		
Norfolk Southern Corp.	31	4,621

COMMON STOCKS (Continued)	Shares	Value
Trucking – 0.8%		
J.B. Hunt Transport Services, Inc.	53	$ 4,968
Total Industrials – 11.2%		**69,909**
Information Technology		
Application Software – 1.2%		
Intuit, Inc.	38	7,480
Data Processing & Outsourced Services – 7.0%		
First Data Corp., Class A (A)	411	6,957
MasterCard, Inc., Class A	66	12,476
PayPal, Inc. (A)	115	9,679
Visa, Inc., Class A	113	14,953
		44,065
Electronic Manufacturing Services – 2.3%		
IPG Photonics Corp. (A)	24	2,685
TE Connectivity Ltd.	153	11,541
		14,226
Semiconductor Equipment – 1.0%		
Applied Materials, Inc.	197	6,460
Semiconductors – 4.3%		
Analog Devices, Inc.	115	9,896
QUALCOMM, Inc.	156	8,895
Texas Instruments, Inc.	88	8,335
		27,126
Systems Software – 5.0%		
Microsoft Corp.	309	31,385
Technology Hardware, Storage & Peripherals – 2.5%		
Apple, Inc.	97	15,314
Total Information Technology – 23.3%		**146,056**
Materials		
Commodity Chemicals – 1.5%		
LyondellBasell Industries N.V., Class A	110	9,106
Specialty Chemicals – 1.8%		
Sherwin-Williams Co. (The)	29	11,450
Total Materials – 3.3%		**20,556**
Utilities		
Electric Utilities – 1.3%		
NextEra Energy, Inc.	47	8,135
Total Utilities – 1.3%		**8,135**
TOTAL COMMON STOCKS – 92.9%		**$581,532**
(Cost: $620,729)		

DECEMBER 31, 2018

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 5.7%		
J.M. Smucker Co. (The),		
2.750%, 1-2-19	$ 8,506	$ 8,505
Rockwell Automation, Inc.,		
2.610%, 1-10-19	4,725	4,722
Virginia Electric and Power Co.,		
2.660%, 1-10-19	5,000	4,996
Wisconsin Gas LLC:		
2.605%, 1-8-19	11,000	10,994
2.520%, 1-10-19	6,350	6,345
		35,562
Master Note – 1.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.720%, 1-7-19 (E)	6,995	6,995
Money Market Funds – 0.6%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares,		
2.400%, (F)(G)	4,003	4,003
United States Government Agency Obligations – 0.8%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate),		
2.430%, 1-7-19 (E)	5,000	5,000
TOTAL SHORT-TERM SECURITIES – 8.2%		$ 51,560
(Cost: $51,562)		
TOTAL INVESTMENT SECURITIES – 101.1%		$633,092
(Cost: $672,291)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1)%		(6,659)
NET ASSETS – 100.0%		$626,433

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $7,003 are on loan.

(C) Listed on an exchange outside the United States.

(D) Rate shown is the yield to maturity at December 31, 2018.

(E) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Investment made with cash collateral received from securities on loan.

(G) Rate shown is the annualized 7-day yield at December 31, 2018.

The following forward foreign currency contracts were outstanding at December 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	5,859	U.S. Dollar	6,842	1-7-19	Citibank N.A.	$127	$—

DECEMBER 31, 2018

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 76,136	$ —	$—
Consumer Discretionary	46,438	—	—
Consumer Staples	53,051	—	—
Energy	13,153	—	—
Financials	64,573	—	—
Health Care	83,525	—	—
Industrials	63,130	6,779	—
Information Technology	146,056	—	—
Materials	20,556	—	—
Utilities	8,135	—	—
Total Common Stocks	$574,753	$ 6,779	$—
Short-Term Securities	4,003	47,557	—
Total	$578,756	$54,336	$—
Forward Foreign Currency Contracts	$ —	$ 127	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.



Mark G. Beischel

Susan Regan

Below, Mark G. Beischel, CFA and Susan Regan, co-portfolio managers of Ivy VIP Corporate Bond, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Beischel has managed the Portfolio since April 2018 and has 25 years of industry experience. Ms. Regan has managed the Portfolio since April 2018 and has 31 years of industry experience. Rick Perry served as portfolio manager of the Portfolio until April 12, 2018.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Corporate Bond (Class II shares at net asset value)	-1.90%
Benchmark(s) and/or Morningstar and Lipper Categories	
Bloomberg Barclays U.S. Aggregate Bond Index (generally reflects the performance of securities representing the bond market)	0.01%
Bloomberg Barclays U.S. Credit Index (generally reflects the performance of securities representing the U.S. credit market)	-2.11%
Morningstar Corporate Bond Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-2.80%
Lipper Corporate Debt Funds A-Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-1.22%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios. The performance discussion below is based on net asset value (NAV).

A year of transition

The past year was a transition period for the Portfolio, as its name, benchmark and strategy changed in April 2018. At its previous fiscal year end, the Portfolio was named Ivy VIP Bond and the Bloomberg Barclays U.S. Aggregate Bond Index was its benchmark. The Ivy VIP Bond portfolio had a strong overweight in corporate credit, helping to make it a relatively smooth conversion to a corporate bond strategy.

Market Perspective

Fixed income investors had the challenge of investing in a rising interest rate environment for most of 2018. The Federal Reserve (Fed) engaged in four interest rate hikes, raising the federal funds rate by 0.25-percentage point at its March, June, September and December meetings. During the calendar year, the 10-year U.S. Treasury note yield hit a low of 2.45% on January 3, climbed to a high of 3.24% on November 8, and then fell again to end the year at 2.69%.

U.S. Treasury securities were not the only fixed income investments to experience periods of volatility in 2018. The Bloomberg Barclays U.S. Credit Index showed that across the entire maturity spectrum investment grade credit generated an excess return of negative 280 basis points (bps) for the year. In comparison, the excess return of the index was positive 442 and 335 bps in 2016 and 2017, respectively. Excess return is that which one would earn over and above a similar maturity U.S. Treasury.

Several factors contributed to widening credit spreads in 2018. Trade policy, tax policy, tariffs and tweets from President Trump impacted the overall market and individual corporations in 2018. Uncertainty about the trade policy with China has been a dominant concern. We saw reduced foreign demand for corporate bonds during the year. Corporations with significant profits overseas invested much of that profit in short-dated corporate bonds. Tax policy changes are enabling companies to bring profits back to the U.S., which has contributed to their reduced demand for corporate bonds.

The yield curve also was a major focus of the market in 2018. There are many measures of the yield curve, but the one referenced the most is the difference in yields between the 10-year U.S. Treasury note and the 2-year U.S. Treasury note. At the start of 2018, the difference between the two notes was 52 bps. At the end of the year, the difference was just less than 20 bps after it reached as low as 11 bps in early December. At year-end, one section of the yield curve became slightly inverted (i.e., long-term debt had a lower yield than short-term debt), when the yield on the 3-year U.S. Treasury note was 2.46%, three bps lower than the yield on the 2-year note.

Portfolio Positioning

The Bloomberg Barclays U.S. Credit Index, the new benchmark for the Portfolio, has a longer duration than the Bloomberg Barclays U.S. Aggregate Bond Index. As a result, we worked throughout the year on getting the Portfolio's duration closer to that of its new benchmark. At year-end 2017, the Portfolio's duration was 6.16. We increased duration throughout the year and ended 2018 at 6.91, very near the duration of the new benchmark.

In addition to extending duration, we made minor adjustments, improving both the quality and liquidity of the Portfolio. We believe the credit cycle is in the later stages, but since we do not know when the cycle will end, we reduced exposure to BBB-minus rated bonds and increased the allocation to BBB-plus-and-higher rated bonds. We expect that the higher quality bonds should outperform when the cycle turns.

Outlook

Recent indications suggest that the Fed may consider more rate hikes in 2019. However, it is quite possible the Fed will be more cautious and more patient in 2019, allowing more time for the previous hikes to affect the economy and waiting on a greater amount of incoming data as a guide. Many individuals, both inside and outside the Fed, believe the neutral federal funds rate is 3% or lower. With the current range at 2.25% to 2.50%, we think that neutral is probably close to the current levels. The Fed has also been systematically reducing the size of its balance sheet. The process began in 2017 and consists of continually reducing the amount of maturing bonds being replaced in the portfolio. We expect this process to continue throughout most, if not all, of 2019.

We expect the volatility seen in the markets in 2018 to continue in 2019 due to the great deal of uncertainty regarding trade and economic growth. We think this situation could contribute to further widening in corporate credit spreads in 2019. We are always looking for opportunities to improve the credit quality of the Portfolio, as we believe we are in the later stages of the credit cycle.

The yield curve should continue to be a focus of the market in 2019. We will watch the yield curve closely as we seek to ascertain its indications about the economy. Generally speaking, when the yield curve inverts, recession follows in the next 12-24 months.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Corporate Bond.

PORTFOLIO HIGHLIGHTS

CORPORATE BOND[a]

Asset Allocation

Stocks	0.4%
Bonds	97.0%
Corporate Debt Securities	92.0%
Asset-Backed Securities	1.8%
Municipal Bonds – Taxable	1.3%
United States Government Agency Obligations	1.2%
Other Government Securities	0.6%
Mortgage-Backed Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.6%

Quality Weightings

Investment Grade	96.9%
AAA	3.0%
AA	13.7%
A	35.8%
BBB	44.4%
Non-Investment Grade	0.1%
Non-rated	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities	3.0%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a) Effective April 30, 2018, the name of Bond changed to Corporate Bond.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT CORPORATE BOND



Ivy VIP Corporate Bond (Class II)[1]	$14,015
Bloomberg Barclays U.S. Credit Index[2]	$17,121
Bloomberg Barclays U.S. Aggregate Bond Index	$14,705

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2)The Portfolio's benchmark changed from Bloomberg Barclays U.S. Aggregate Bond Index, effective April 30, 2018. IICO believes that the Bloomberg Barclays U.S.Credit Index is more reflective of the types of securities in which the Portfolio invests than the Bloomberg Barclays U.S.Aggregate Bond Index.

Average Annual Total Return[3]	Class II
1-year period ended 12-31-18	-1.90%
5-year period ended 12-31-18	2.10%
10-year period ended 12-31-18	3.43%

(3)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2018

PREFERRED STOCKS

	Shares	Value
Financials		
Investment Banking & Brokerage – 0.4%		
Morgan Stanley, 5.850% (A)	100	$2,428
Total Financials – 0.4%		2,428
TOTAL PREFERRED STOCKS – 0.4%		$2,428

(Cost: $2,500)

ASSET-BACKED SECURITIES

	Principal	Value
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 3.500%, 5-26-22	$1,320	1,280
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.750%, 12-15-27 (B)	879	854
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28	1,700	1,598
American Airlines, Inc., Class AA Pass Through Certificates, Series 2016-1, 3.575%, 1-15-28	904	888
American Airlines, Inc., Class AA Pass Through Certificates, Series 2017-1, 3.650%, 2-15-29	2,309	2,273
United Airlines Pass-Through Certificates, Series 2016-AA, 3.100%, 7-7-28	2,794	2,692
TOTAL ASSET-BACKED SECURITIES – 1.8%		$9,585

(Cost: $9,774)

CORPORATE DEBT SECURITIES

Communication Services

	Principal	Value
Cable & Satellite – 1.5%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp.:		
4.464%, 7-23-22	1,000	1,009
5.375%, 5-1-47	500	454
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
2.350%, 1-15-27	1,500	1,343
3.900%, 3-1-38	500	463
4.600%, 10-15-38	3,000	3,033
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.950%, 1-15-25	815	797
Time Warner, Inc. (GTD by Historic TW, Inc.), 2.950%, 7-15-26	1,000	895
		7,994
Integrated Telecommunication Services – 1.8%		
AT&T, Inc., 3.600%, 2-17-23	3,500	3,482

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Integrated Telecommunication Services (Continued)		
Sprint Spectrum Co. LLC and Sprint Spectrum Co. II LLC, 4.738%, 3-20-25 (B)	$500	$491
Verizon Communications, Inc.:		
2.625%, 8-15-26	500	453
4.500%, 8-10-33	3,500	3,458
4.812%, 3-15-39	559	550
5.012%, 4-15-49	1,250	1,247
		9,681
Interactive Home Entertainment – 0.3%		
Activision Blizzard, Inc., 2.300%, 9-15-21	1,750	1,704
Interactive Media & Services – 0.5%		
Alphabet, Inc., 3.375%, 2-25-24	2,950	2,993
Movies & Entertainment – 0.5%		
Walt Disney Co. (The), 4.125%, 6-1-44 (A)	2,574	2,553
Publishing – 0.1%		
Thomson Reuters Corp., 3.350%, 5-15-26	500	464
Wireless Telecommunication Service – 1.2%		
Crown Castle Towers LLC, 3.663%, 5-15-25 (B)	2,450	2,380
Sprint Spectrum L.P., 3.360%, 9-20-21 (B)	2,406	2,376
Vodafone Group plc, 4.125%, 5-30-25	2,000	1,977
		6,733
Total Communication Services – 5.9%		32,122
Consumer Discretionary		
Auto Parts & Equipment – 0.4%		
Lear Corp., 3.800%, 9-15-27	2,500	2,285
Automobile Manufacturers – 0.6%		
BMW U.S. Capital LLC, 2.700%, 4-6-22 (B)	3,500	3,399
Education Services – 0.2%		
President and Fellows of Harvard College, 3.150%, 7-15-46	500	447
University of Southern California, 3.028%, 10-1-39	500	454
		901
Footwear – 0.8%		
NIKE, Inc., 3.875%, 11-1-45	4,500	4,310
Home Improvement Retail – 0.5%		
Home Depot, Inc. (The), 4.200%, 4-1-43	2,800	2,756

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Hotels, Resorts & Cruise Lines – 0.9%		
Marriott International, Inc., 4.000%, 4-15-28	$1,000	$962
Marriott International, Inc., Series R, 3.125%, 6-15-26	1,000	908
Royal Caribbean Cruises Ltd., 3.700%, 3-15-28	3,500	3,221
		5,091
Internet & Direct Marketing Retail – 0.6%		
Amazon.com, Inc., 4.800%, 12-5-34	2,870	3,077
Restaurants – 0.3%		
Starbucks Corp., 4.000%, 11-15-28	1,500	1,482
Total Consumer Discretionary – 4.3%		23,301
Consumer Staples		
Agricultural Products – 0.2%		
Archer Daniels Midland Co., 3.375%, 3-15-22	1,000	1,005
Brewers – 1.7%		
Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB):		
3.650%, 2-1-26 (B)	665	629
4.700%, 2-1-36 (B)	4,000	3,725
4.900%, 2-1-46 (B)	2,000	1,857
Heineken N.V., 3.500%, 1-29-28 (B)	2,000	1,930
Molson Coors Brewing Co., 2.250%, 3-15-20	1,000	986
		9,127
Distillers & Vintners – 0.7%		
Bacardi Ltd., 4.450%, 5-15-25 (B)	2,700	2,665
Constellation Brands, Inc.:		
2.650%, 11-7-22	1,000	957
4.500%, 5-9-47	500	457
		4,079
Drug Retail – 0.2%		
CVS Health Corp.:		
2.800%, 7-20-20	75	75
4.100%, 3-25-25	1,000	991
		1,066
Household Products – 1.4%		
Clorox Co. (The), 3.100%, 10-1-27	4,000	3,801
Procter & Gamble Co. (The):		
2.700%, 2-2-26	2,000	1,915
3.500%, 10-25-47	2,000	1,889
		7,605
Hypermarkets & Super Centers – 0.5%		
Walmart, Inc., 3.700%, 6-26-28	2,500	2,538

DECEMBER 31, 2018SCHEDULE OF INVESTMENTS CORPORATE BOND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats – 1.6%		
General Mills, Inc.,		
4.200%, 4-17-28	$2,250	$ 2,204
Mead Johnson Nutrition Co.,		
4.125%, 11-15-25	548	562
Nestle Holdings, Inc.,		
4.000%, 9-24-48(B)	3,500	3,438
Smithfield Foods, Inc.:		
2.650%, 10-3-21(B)	1,250	1,195
3.350%, 2-1-22(B)	1,500	1,434
		8,833
Personal Products – 0.6%		
Kimberly-Clark Corp.,		
3.200%, 7-30-46	3,500	3,053
Soft Drinks – 1.5%		
Coca-Cola Co. (The):		
1.550%, 9-1-21(A)	1,500	1,454
2.875%, 10-27-25(A)	3,000	2,890
2.250%, 9-1-26	1,000	916
PepsiCo, Inc.:		
1.700%, 10-6-21	1,000	967
3.450%, 10-6-46	2,500	2,222
		8,449
Total Consumer Staples – 8.4%		45,755
Energy		
Oil & Gas Equipment & Services – 0.9%		
Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc.:		
2.773%, 12-15-22(A)	3,000	2,878
3.337%, 12-15-27	2,000	1,841
		4,719
Oil & Gas Exploration & Production – 2.5%		
BP Capital Markets plc (GTD by BP plc):		
3.216%, 11-28-23	1,500	1,478
3.814%, 2-10-24	3,000	3,028
Canadian Natural Resources Ltd.,		
3.850%, 6-1-27	3,500	3,303
ConocoPhillips Co. (GTD by ConocoPhillips),		
4.150%, 11-15-34	218	208
EQT Corp.:		
8.125%, 6-1-19	1,575	1,602
3.000%, 10-1-22	4,250	4,030
		13,649
Oil & Gas Refining & Marketing – 0.3%		
Phillips 66 (GTD by Phillips 66 Co.) (3-Month U.S. LIBOR plus 60 bps),		
3.289%, 2-26-21(C)	2,000	1,978
Oil & Gas Storage & Transportation – 4.7%		
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.),		
4.450%, 7-15-27	2,000	1,848
Colonial Pipeline Co.,		
4.250%, 4-15-48(B)	1,000	960
Colorado Interstate Gas Co.,		
4.150%, 8-15-26(B)	1,000	977
Enbridge, Inc.,		
2.900%, 7-15-22	2,000	1,935

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Energy Transfer Partners L.P.:		
4.200%, 4-15-27	$2,000	$ 1,867
4.950%, 6-15-28	1,000	980
Plains All American Pipeline L.P. and PAA Finance Corp.:		
3.600%, 11-1-24	1,031	981
4.500%, 12-15-26	1,750	1,687
Sabal Trail Transmission LLC,		
4.246%, 5-1-28(B)	2,500	2,463
Sabine Pass Liquefaction LLC,		
4.200%, 3-15-28	1,500	1,436
Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.),		
4.000%, 10-1-27	2,000	1,835
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
4.400%, 4-1-21	500	505
Tennessee Gas Pipeline Co.,		
7.000%, 3-15-27	2,000	2,267
TransCanada PipeLines Ltd.,		
5.100%, 3-15-49	3,000	2,983
Transcontinental Gas Pipe Line Co. LLC,		
4.600%, 3-15-48	1,000	936
Williams Partners L.P.:		
3.750%, 6-15-27	500	474
4.850%, 3-1-48	1,500	1,366
		25,500
Total Energy – 8.4%		45,846
Financials		
Asset Management & Custody Banks – 0.8%		
Ares Capital Corp.:		
3.875%, 1-15-20	280	281
4.250%, 3-1-25	2,000	1,905
State Street Corp.:		
4.375%, 3-7-21(A)	1,250	1,283
2.650%, 5-19-26	1,000	936
		4,405
Consumer Finance – 2.1%		
American Express Credit Corp.,		
2.200%, 3-3-20	2,000	1,978
Capital One Financial Corp.:		
4.200%, 10-29-25	1,500	1,449
3.750%, 7-28-26	1,000	917
Discover Financial Services,		
3.950%, 11-6-24	1,500	1,480
Ford Motor Credit Co. LLC:		
5.875%, 8-2-21	1,500	1,538
3.810%, 1-9-24	1,500	1,384
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.200%, 7-6-21	500	488
3.700%, 5-9-23	2,500	2,379
		11,613

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 12.5%		
Australia and New Zealand Banking Group Ltd.,		
2.125%, 8-19-20	$ 1,000	$ 984
Banco Santander S.A.,		
3.500%, 4-11-22	1,250	1,227
Bank of America Corp.:		
2.503%, 10-21-22(A)	4,000	3,851
4.244%, 4-24-38	2,000	1,905
Bank of America Corp. (3-Month U.S. LIBOR plus 77 bps),		
3.352%, 2-5-26(C)	4,000	3,781
Bank of Montreal,		
2.100%, 12-12-19	500	495
Bank of New York Mellon Corp. (The):		
3.550%, 9-23-21	1,250	1,264
2.200%, 8-16-23	3,000	2,849
Barclays plc,		
3.684%, 1-10-23	4,400	4,227
BB&T Corp.:		
2.050%, 5-10-21	1,000	974
2.750%, 4-1-22	3,500	3,440
Commonwealth Bank of Australia,		
2.000%, 9-6-21(B)	1,500	1,445
Danske Bank A.S.,		
2.700%, 3-2-22(B)	1,500	1,437
Fifth Third Bank N.A.:		
2.250%, 6-14-21	500	488
3.350%, 7-26-21	1,500	1,503
HSBC Holdings plc,		
4.583%, 6-19-29	2,250	2,232
Huntington Bancshares, Inc.,		
2.300%, 1-14-22(A)	500	483
Lloyds Banking Group plc,		
3.000%, 1-11-22	2,000	1,935
Mitsubishi UFJ Financial Group, Inc.,		
2.998%, 2-22-22	500	493
Mizuho Financial Group, Inc.,		
2.953%, 2-28-22	3,000	2,941
Royal Bank of Canada,		
3.200%, 4-30-21	3,000	2,999
Santander Holdings USA, Inc.,		
3.400%, 1-18-23	7,500	7,207
Svenska Handelsbanken AB,		
3.900%, 11-20-23	1,500	1,513
Swedbank AB,		
2.800%, 3-14-22(B)	3,000	2,952
U.S. Bank N.A.,		
3.450%, 11-16-21	7,000	7,052
Wells Fargo & Co.:		
2.100%, 7-26-21	1,000	969
3.069%, 1-24-23(A)	1,500	1,461
3.900%, 5-1-45	1,000	919
4.750%, 12-7-46	500	482
Westpac Banking Corp.:		
2.150%, 3-6-20	2,500	2,473
2.000%, 8-19-21	1,000	968
4.322%, 11-23-31	1,000	945
		67,894

CORPORATE BOND *(in thousands)*

DECEMBER 31, 2018

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Capital Markets – 0.7%		
Credit Suisse Group AG, 3.574%, 1-9-23(B)	$2,000	$ 1,951
Deutsche Bank AG (3-Month U.S. LIBOR plus 123 bps), 3.921%, 2-27-23(C)	2,000	1,847
		3,798
Financial Exchanges & Data – 0.5%		
Intercontinental Exchange, Inc., 4.250%, 9-21-48	2,750	2,714
Insurance Brokers – 0.4%		
Marsh & McLennan Cos., Inc., 2.750%, 1-30-22	2,000	1,960
Investment Banking & Brokerage – 2.6%		
Credit Suisse Group Funding (Guernsey) Ltd., 3.125%, 12-10-20	1,000	990
Daiwa Securities Group, Inc., 3.129%, 4-19-22(B)	1,000	984
Goldman Sachs Group, Inc. (The):		
3.000%, 4-26-22	1,000	969
2.905%, 7-24-23	1,000	952
3.272%, 9-29-25	2,500	2,343
3.750%, 2-25-26	1,000	946
3.500%, 11-16-26	2,000	1,848
4.017%, 10-31-38	500	440
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 175 bps), 4.259%, 10-28-27(C)	2,000	1,921
Morgan Stanley, 3.875%, 1-27-26	1,000	976
Morgan Stanley (3-Month U.S. LIBOR plus 140 bps), 3.887%, 10-24-23(C)	1,500	1,493
		13,862
Life & Health Insurance – 5.2%		
Aflac, Inc., 4.750%, 1-15-49	2,750	2,807
Athene Holding Ltd., 4.125%, 1-12-28	3,000	2,727
MetLife Global Funding I, 1.950%, 9-15-21(B)	2,000	1,931
MetLife, Inc., 4.050%, 3-1-45	2,500	2,317
Metropolitan Life Global Funding I, 3.450%, 10-9-21(B)	3,000	3,012
New York Life Global Funding, 2.900%, 1-17-24(B)	5,500	5,354
Northwestern Mutual Life Insurance Co. (The), 3.850%, 9-30-47(B)	3,000	2,721
Principal Life Global Funding II, 3.000%, 4-18-26(B)	1,000	960
Protective Life Global Funding:		
2.262%, 4-8-20(B)	2,500	2,472
2.700%, 11-25-20(B)	1,000	988
Sumitomo Life Insurance Co., 4.000%, 9-14-77(B)	1,000	923

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance (Continued)		
Teachers Insurance & Annuity Association of America, 4.270%, 5-15-47(B)	$2,000	$ 1,917
		28,129
Other Diversified Financial Services – 3.9%		
Citigroup, Inc.:		
2.700%, 3-30-21	3,000	2,954
3.500%, 5-15-23	2,000	1,963
JPMorgan Chase & Co.:		
2.295%, 8-15-21	6,000	5,854
2.700%, 5-18-23	3,000	2,881
3.625%, 12-1-27	1,500	1,397
4.950%, 6-1-45	1,000	1,015
TIAA Asset Management Finance Co. LLC, 4.125%, 11-1-24(B)	3,000	3,056
USAA Capital Corp., 2.450%, 8-1-20(B)	2,360	2,337
		21,457
Property & Casualty Insurance – 1.6%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.), 4.200%, 8-15-48	2,000	1,990
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.) (3-Month ICE LIBOR plus 32 bps), 2.734%, 1-10-20(C)	3,500	3,499
Progressive Corp. (The), 4.000%, 3-1-29	3,000	3,088
		8,577
Regional Banks – 0.2%		
PNC Bank N.A.:		
2.450%, 11-5-20	264	261
3.300%, 10-30-24	1,000	990
		1,251
Specialized Finance – 0.9%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6-15-21(B)	3,000	2,997
5.450%, 6-15-23(B)	1,500	1,526
8.100%, 7-15-36(B)	500	540
		5,063
Total Financials – 31.4%		170,723
Health Care		
Biotechnology – 1.4%		
Amgen, Inc.:		
2.200%, 5-11-20	2,000	1,975
3.875%, 11-15-21	2,500	2,533
3.625%, 5-22-24	1,500	1,495
4.950%, 10-1-41	1,500	1,530
		7,533
Health Care Distributors – 0.5%		
McKesson Corp., 3.650%, 11-30-20	2,500	2,511

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Distributors (Continued)		
Health Care Equipment – 0.5%		
Becton Dickinson & Co., 3.700%, 6-6-27	$3,000	$ 2,836
Health Care Services – 0.6%		
Cardinal Health, Inc., 3.079%, 6-15-24	2,500	2,348
Quest Diagnostics, Inc., 3.450%, 6-1-26	1,000	960
		3,308
Health Care Supplies – 1.2%		
Abbott Laboratories:		
3.400%, 11-30-23	700	698
4.750%, 11-30-36	3,000	3,132
Medtronic, Inc. (GTD by Medtronic Global Holdings SCA and Medtronic plc), 4.375%, 3-15-35	1,752	1,796
Shire Acquisitions Investments Ireland Designated Activity Co., 2.400%, 9-23-21	1,000	967
		6,593
Managed Health Care – 1.6%		
Halfmoon Parent, Inc., 3.400%, 9-17-21(B)	2,500	2,494
Humana, Inc., 2.900%, 12-15-22	5,000	4,861
UnitedHealth Group, Inc., 3.500%, 2-15-24	1,500	1,509
		8,864
Pharmaceuticals – 2.1%		
Bayer U.S. Finance II LLC, 4.375%, 12-15-28(B)	2,500	2,388
Bayer U.S. Finance LLC, 3.000%, 10-8-21(B)	1,500	1,467
Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc), 3.500%, 3-15-21	1,000	983
Takeda Pharmaceutical Co. Ltd., 4.400%, 11-26-23(B)	3,000	3,033
Zoetis, Inc., 3.900%, 8-20-28	3,500	3,431
		11,302
Total Health Care – 7.9%		42,947
Industrials		
Aerospace & Defense – 2.4%		
BAE Systems Holdings, Inc.:		
3.850%, 12-15-25(B)	1,500	1,488
4.750%, 10-7-44(B)	1,000	1,005
Boeing Co. (The), 1.650%, 10-30-20	500	489
General Dynamics Corp., 1.875%, 8-15-23	3,000	2,826
Huntington Ingalls Industries, Inc., 3.483%, 12-1-27	1,000	932
Northrop Grumman Corp.:		
3.250%, 1-15-28	2,250	2,104
4.030%, 10-15-47	3,000	2,732

SCHEDULE OF INVESTMENTS CORPORATE BOND *(in thousands)*

DECEMBER 31, 2018

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Aerospace & Defense (Continued)		
Rockwell Collins, Inc.,		
2.800%, 3-15-22	$1,500	$ 1,458
		13,034
Agricultural & Farm Machinery – 0.2%		
CNH Industrial N.V.,		
3.850%, 11-15-27	1,000	910
Air Freight & Logistics – 0.3%		
FedEx Corp.,		
3.300%, 3-15-27	2,000	1,903
Airlines – 1.0%		
Aviation Capital Group Corp.,		
2.875%, 1-20-22 (A)(B)	3,000	2,903
Aviation Capital Group LLC,		
3.500%, 11-1-27 (B)	2,000	1,807
Sydney Airport Finance,		
3.625%, 4-28-26 (B)	1,000	957
		5,667
Electrical Components & Equipment – 0.2%		
Hubbell, Inc.,		
3.500%, 2-15-28	1,000	938
Environmental & Facilities Services – 0.6%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.):		
2.400%, 5-15-23	1,000	959
4.100%, 3-1-45	2,500	2,417
		3,376
Industrial Conglomerates – 0.4%		
3M Co.,		
2.875%, 10-15-27	2,000	1,921
Railroads – 0.2%		
Burlington Northern Santa Fe LLC,		
4.550%, 9-1-44	1,000	1,032
Total Industrials – 5.3%		28,781
Information Technology		
Communications Equipment – 0.1%		
L-3 Communications Corp.,		
3.850%, 12-15-26	500	484
Data Processing & Outsourced Services – 0.7%		
Visa, Inc.:		
2.800%, 12-14-22	3,000	2,962
4.300%, 12-14-45	1,000	1,041
		4,003
Electronic Components – 1.0%		
Amphenol Corp.,		
3.200%, 4-1-24	2,500	2,424
Maxim Integrated Products, Inc.,		
3.450%, 6-15-27	3,500	3,266
		5,690
It Consulting & Other Services – 0.7%		
IBM Credit LLC,		
3.600%, 11-30-21	3,500	3,531
IT Consulting & Other Services – 0.3%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	$1,500	$ 1,506
Semiconductors – 1.9%		
Intel Corp.:		
3.100%, 7-29-22	1,000	1,001
4.000%, 12-15-32	1,500	1,546
4.100%, 5-19-46	3,000	2,942
QUALCOMM, Inc.:		
2.900%, 5-20-24	3,000	2,856
4.800%, 5-20-45	500	477
4.300%, 5-20-47	1,500	1,334
		10,156
Systems Software – 1.4%		
CA, Inc.,		
5.375%, 12-1-19	1,080	1,094
Microsoft Corp.:		
2.650%, 11-3-22	2,000	1,986
4.250%, 2-6-47	4,500	4,731
		7,811
Technology Hardware, Storage & Peripherals – 1.0%		
Apple, Inc.:		
2.400%, 5-3-23	4,000	3,868
4.650%, 2-23-46	1,500	1,595
		5,463
Total Information Technology – 7.1%		38,644
Materials		
Diversified Chemicals – 0.2%		
DowDuPont, Inc.,		
3.766%, 11-15-20	1,250	1,262
Diversified Metals & Mining – 0.6%		
Anglo American Capital plc:		
3.750%, 4-10-22 (B)	1,500	1,466
3.625%, 9-11-24 (B)	1,000	944
4.500%, 3-15-28 (B)	750	696
		3,106
Fertilizers & Agricultural Chemicals – 0.4%		
Mosaic Co. (The),		
3.250%, 11-15-22	2,500	2,441
Specialty Chemicals – 0.3%		
Methanex Corp.,		
5.250%, 3-1-22	1,404	1,416
Total Materials – 1.5%		8,225
Real Estate		
Health Care REITs – 0.5%		
Health Care REIT, Inc.,		
4.000%, 6-1-25	1,300	1,283
Senior Housing Properties Trust,		
4.750%, 2-15-28	1,500	1,416
		2,699
Hotel & Resort REITs – 0.6%		
Hospitality Properties Trust,		
3.950%, 1-15-28	$3,700	$ 3,337
Industrial REITs – 0.1%		
Aircastle Ltd.,		
5.500%, 2-15-22	598	612
Specialized REITs – 2.1%		
American Tower Corp.:		
3.070%, 3-15-23 (B)	1,500	1,477
3.000%, 6-15-23	2,500	2,405
4.400%, 2-15-26	1,000	999
3.125%, 1-15-27	1,000	906
American Tower Trust I,		
3.652%, 3-23-28 (B)	1,000	999
Crown Castle International Corp.:		
2.250%, 9-1-21	500	483
5.250%, 1-15-23	1,027	1,067
3.200%, 9-1-24	1,250	1,183
4.000%, 3-1-27	2,000	1,915
		11,434
Total Real Estate – 3.3%		18,082
Utilities		
Electric Utilities – 5.5%		
AEP Transmission Co. LLC,		
4.250%, 9-15-48	3,000	3,027
CenterPoint Energy, Inc.,		
4.250%, 11-1-28	5,000	5,070
Commonwealth Edison Co.,		
3.650%, 6-15-46	3,000	2,720
Consumers Energy Co.,		
4.350%, 4-15-49	1,500	1,560
Duke Energy Carolinas LLC,		
3.750%, 6-1-45	5,500	5,076
Duke Energy Indiana LLC,		
3.750%, 5-15-46	1,000	923
Edison International:		
2.125%, 4-15-20	1,000	973
2.950%, 3-15-23	2,000	1,889
Entergy Arkansas, Inc.,		
4.000%, 6-1-28	1,800	1,838
Kansas City Power & Light Co.,		
4.200%, 3-15-48	1,000	971
MidAmerican Energy Co.,		
3.950%, 8-1-47	1,000	970
National Rural Utilities Cooperative Finance Corp.,		
4.400%, 11-1-48	2,000	2,086
Virginia Electric and Power Co., Series B,		
4.600%, 12-1-48	1,500	1,567
Wisconsin Electric Power Co.:		
4.250%, 6-1-44	250	248
4.300%, 10-15-48	1,250	1,289
		30,207
Gas Utilities – 0.3%		
Southern California Gas Co.,		
4.300%, 1-15-49	1,500	1,537

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Independent Power Producers & Energy Traders – 0.4%		
Black Hills Corp., 4.350%, 5-1-33	$2,000	$ 2,006
Multi-Utilities – 1.9%		
Baltimore Gas and Electric Co., 4.250%, 9-15-48	1,500	1,492
Berkshire Hathaway Energy Co., 2.800%, 1-15-23	1,500	1,466
Dominion Resources, Inc., 2.750%, 1-15-22	3,000	2,922
Pacific Gas and Electric Co.:		
3.300%, 12-1-27	500	408
3.950%, 12-1-47	1,000	760
Public Service Electric and Gas Co.:		
1.900%, 3-15-21	2,000	1,953
2.250%, 9-15-26	1,500	1,371
		10,372
Water Utilities – 0.4%		
California Water Service Co., 5.875%, 5-1-19	2,000	2,018
Total Utilities – 8.5%		46,140
TOTAL CORPORATE DEBT SECURITIES – 92.0%		$500,566

(Cost: $511,998)

MORTGAGE-BACKED SECURITIES

	Principal	Value
Non-Agency REMIC/CMO – 0.1%		
MASTR Adjustable Rate Mortgage Trust 2005-1 (Mortgage spread to 10-year U.S. Treasury index), 4.234%, 3-25-35 (C)	1,003	741
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1 (Mortgage spread to 3-year U.S. Treasury index), 4.290%, 2-25-34 (C)	13	– *
		741
TOTAL MORTGAGE-BACKED SECURITIES – 0.1%		$ 741

(Cost: $1,010)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
New York – 0.8%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3-1-29 (B)	3,205	4,227
Ohio – 0.4%		
OH State Univ, Gen Receipts Bonds (Multiyear Debt Issuance Prog), Ser 2016A, 3.798%, 12-1-46	2,000	1,979

MUNICIPAL BONDS – TAXABLE (Continued)	Principal	Value
Pennsylvania – 0.1%		
Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable – Build America Bonds), 4.750%, 7-15-22	$ 750	$ 771
TOTAL MUNICIPAL BONDS – TAXABLE – 1.3%		$ 6,977

(Cost: $5,977)

OTHER GOVERNMENT SECURITIES (D)

	Principal	Value
Canada – 0.6%		
Province de Quebec, 7.140%, 2-27-26	2,500	3,063
TOTAL OTHER GOVERNMENT SECURITIES – 0.6%		$ 3,063

(Cost: $2,723)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.2%		
Tennessee Valley Authority, 2.875%, 2-1-27	1,000	990
Mortgage-Backed Obligations – 1.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index), 4.336%, 12-25-44 (B)(C)	5,000	5,164
Government National Mortgage Association Agency REMIC/CMO, 0.017%, 6-17-45 (E)	13	– *
		5,164
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.2%		$ 6,154

(Cost: $6,250)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (F) – 0.9%		
J.M. Smucker Co. (The), 2.750%, 1-2-19	5,011	5,010
Master Note – 0.9%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19 (G)	4,953	4,953
Money Market Funds – 0.0%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.400%, (H)(I)	112	112
TOTAL SHORT-TERM SECURITIES – 1.8%		$10,075

(Cost: $10,076)

	Value
TOTAL INVESTMENT SECURITIES – 99.2%	$539,589
(Cost: $550,308)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%	4,319
NET ASSETS – 100.0%	$543,908

SCHEDULE OF INVESTMENTS CORPORATE BOND *(in thousands)*

Notes to Schedule of Investments

*Not shown due to rounding.

(A) All or a portion of securities with an aggregate value of $434 are on loan.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2018 the total value of these securities amounted to $102,791 or 18.9% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(E) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(F) Rate shown is the yield to maturity at December 31, 2018.

(G) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H) Investment made with cash collateral received from securities on loan.

(I) Rate shown is the annualized 7-day yield at December 31, 2018.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$2,428	$ —	$—
Asset-Backed Securities	—	9,585	—
Corporate Debt Securities	—	500,566	—
Mortgage-Backed Securities	—	741	—
Municipal Bonds	—	6,977	—
Other Government Securities	—	3,063	—
United States Government Agency Obligations	—	6,154	—
Short-Term Securities	112	9,963	—
Total	$2,540	$ 537,049	$—

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of Ivy VIP Global Bond, discusses positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Beischel has managed the Portfolio since its inception in 2010 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 months ended December 31, 2018

Ivy VIP Global Bond (Class II shares at net asset value)	-0.18%
Benchmark(s) and/or Morningstar and Lipper Categories	
Bloomberg Barclays Global Credit 1-10 Year Hedged Index* (generally reflects the performance of the global investment grade local currency corporate and government-related bond markets with a maturity greater than 1 year and less than 10 years)	0.34%
Bloomberg Barclays Multiverse Index (generally reflects the performance of the global bond market)	-1.36%
Morningstar Multisector Bond Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-1.52%
Lipper Variable Annuity Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-1.99%

*Effective April 30, 2018, the Portfolio's benchmark changed from the Bloomberg Barclays Multiverse Index to the Bloomberg Barclays Global Credit 1-10 Year Hedged Index, because the Bloomberg Barclays Global Credit 1-10 Year Hedged Index is more reflective of the types of securities in which the Portfolio invests.

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Slowing global climate

Following a high-water-mark growth rate of 4.2% in the second quarter of 2018, which was buoyed by tax stimulus and increased government spending, growth slowed during the second half of the fiscal year. Despite slowing growth, the U.S. Federal Reserve (Fed) continued to normalize its policy rate, initiating four rate hikes over the fiscal year. The Federal Funds Rate stood at 2.5% at fiscal year end. In currency markets, the trade-weighted U.S. dollar strengthened throughout the fiscal year but stabilized towards year end as the market anticipated a more dovish Fed in 2019. Credit spreads and interest rates remained relatively stable, though the market started pricing in slower growth towards the end of the third quarter. The 10-year U.S. Treasury yield closed the year at approximately 2.7%, a significant move from the yield rates of 3.2% experienced in November.

The European Central Bank (ECB) completed its quantitative easing by December and is expected to continue to reinvest its balance sheet throughout 2019. Expectations are for the ECB to raise rates by the summer of 2019. During the fourth quarter, political concerns emerged from elections as Italy's new government brought the European Union's sustainability back into the spotlight. The new government's targeted budget deficit was more aggressive than market expectations which resulted in the euro weakening and Italian government rates increasing.

The Bank of Japan (BoJ) stood idle and did not provide any future guidance in a change in direction with its monetary policy of targeting interest rates. Inflation forecasts suggest that while the BoJ might have overcome deflation, the 2% goal is still not on the horizon.

The Trump Administration's focus on trade with China has led people to speculate that tariffs are likely to rise over the next year. Although China policymakers appear intent to ease tensions with the purchases of U.S. soybeans, rescinding retaliatory tariffs on U.S. autos and backing away from "made in China 2025", it is unclear if that is enough to satisfy the White House.

Performance

Ivy VIP Global Bond outperformed its Lipper and Morningstar peer averages, however the Portfolio underperformed its benchmark, the Bloomberg Barclays Global Credit 1-10 Year Hedged Index, for the fiscal year ended December 31, 2018. The Portfolio's higher credit quality was a detriment to performance relative to the benchmark as lower-quality bonds outperformed their higher-quality counterparts for the vast majority of the fiscal year. That said, the risk-off environment that started in October reversed this trend and benefitted the Fund's relative performance during the fourth quarter. The Portfolio's performance also was positively impacted by the large weighting to U.S. dollar credit. The U.S. dollar strengthened over the course of the fiscal year versus other major currencies. The Portfolio had a 99% weighting to the U.S. dollar and its lack of exposure to the euro, British pound and Canadian dollar enhanced its performance as those currencies depreciated 4.5%, 5.6%, and 7.8%, respectively to the U.S. dollar. The Portfolio's large weighting in corporate credit enhanced relative performance despite credit spreads widening through the year. The carry in yield was enough to offset the widening in spreads.

Seeking low volatility

Amid market volatility, we have maintained a low duration strategy and have increased the Portfolio's liquidity profile. We believe a shorter duration strategy will enable the Portfolio to focus on higher yielding corporate bonds, while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Portfolio. The Portfolio has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

We continue to search for value in the corporate bond space. Some of the best returns have been, and we think will continue to be, from emerging-market bonds. We believe there will be more opportunities to redeploy liquidity due to the volatility associated with Washington's politics and the Fed's normalization of interest rates.

Looking ahead

On the back of lower growth in the first half of 2019, we believe the Federal Open Market Committee (FOMC) will raise rates no more than once this year. Labor markets continue to grow and beat expectations, which has kept consumer confidence near cycle highs and supported strong spending growth. U.S. growth is still above trend with healthy real income growth and an elevated personal savings rate that we believe should insulate against the impact from the drop that the stock market experienced during the fourth quarter.

We believe trade will continue to be a risk factor going forward. There is the potential for more tariffs, followed by retaliatory action that might impact companies' capital investment plans. A negative feedback loop might impact markets, stocks and ultimately consumer confidence.

The balance sheet runoff has proceeded smoothly and has not been disruptive to the markets. The FOMC reiterated its intension to use interest policy rather than the balance sheet as its active pool. We expect the balance sheet to continue to runoff until it reaches $3.0-$3.5 trillion.

The federal budget deficit is expected to rise to $1.0 trillion (4.7% GDP) in 2019 from structural forces which have deteriorated by a much greater amount than the offsetting cyclical improvement.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Diversification and asset allocation are investment strategies that attempt to manage risk within the Portfolio but they do not guarantee profits or protect against loss in declining markets.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy VIP Global Bond.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	0.6%
Bonds	90.4%
Corporate Debt Securities	63.3%
Other Government Securities	13.6%
United States Government Obligations	13.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	9.0%

Quality Weightings

Investment Grade	66.5%
AAA	13.5%
AA	3.3%
A	12.4%
BBB	37.3%
Non-Investment Grade	23.9%
BB	16.8%
B	6.4%
CCC	0.2%
Non-rated	0.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities	9.6%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	36.9%
United States	28.9%
Mexico	6.8%
Other North America	1.2%
Europe	20.9%
United Kingdom	5.4%
Netherlands	4.1%
Other Europe	11.4%
Pacific Basin	13.0%
Indonesia	3.8%
Other Pacific Basin	9.2%
South America	12.7%
Brazil	3.7%
Other South America	9.0%
Bahamas/Caribbean	2.8%
Middle East	4.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	9.0%

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy VIP Global Bond (Class II)[1]	$11,760
Bloomberg Barclays Global Credit 1-10 Year Hedged Index[2]	$13,693
Bloomberg Barclays Multiverse Index	$11,694

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2)The Portfolio's benchmark changed from Bloomberg Barclays Multiverse Index, effective April 30, 2018. IICO believes that the Bloomberg Barclays Global Credit 1-10 Year Hedged Index is more reflective of the types of securities in which the Portfolio invests than the Bloomberg Barclays Multiverse Index.

Average Annual Total Return[3]	Class II
1-year period ended 12-31-18	-0.18%
5-year period ended 12-31-18	1.67%
10-year period ended 12-31-18	—
Since Inception of Class through 12-31-18[4]	1.96%

(3)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(4)8-23-10 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS GLOBAL BOND *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Panama		
Financials – 0.6%		
Banco Latinoamericano de Comercio Exterior S.A.	8	$ 132
Total Panama – 0.6%		$ 132
TOTAL COMMON STOCKS – 0.6%		$ 132
(Cost: $194)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 1.1%		
Pampa Energia S.A. 7.500%, 1-24-27 (A)	$ 150	126
Pan American Energy LLC 7.875%, 5-7-21	100	100
		226
Total Argentina –1.1%		$226
Australia		
Utilities – 0.9%		
Ausgrid Finance Pty Ltd. 3.850%, 5-1-23 (A)	200	200
Total Australia – 0.9%		$200
Austria		
Consumer Staples – 0.9%		
ESAL GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 6.250%, 2-5-23 (A)	200	198
Total Austria – 0.9%		$ 198
Bermuda		
Consumer Staples – 0.5%		
Bacardi Ltd. 4.450%, 5-15-25 (A)	100	99
Total Bermuda – 0.5%		$ 99
Brazil		
Consumer Staples – 0.9%		
Cosan Ltd. 5.950%, 9-20-24 (A)	200	197
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12-12-16 (A)(B)	15	—*
Financials – 0.0%		
Banco Cruzeiro do Sul S.A. 7.000%, 7-8-13 (B)	96	—*
Materials – 1.0%		
Fibria Overseas Finance Ltd. 4.000%, 1-14-25 (C)	150	142
Vale Overseas Ltd. 6.250%, 8-10-26	50	54
		196
Utilities – 0.9%		
Aegea Finance S.a.r.l. 5.750%, 10-10-24 (A)	$200	$ 190
Total Brazil – 2.8%		$583
Canada		
Energy – 0.4%		
TransCanada PipeLines Ltd. 4.250%, 5-15-28	100	99
Financials – 0.2%		
Royal Bank of Canada 4.650%, 1-27-26	50	52
Total Canada – 0.6%		$ 151
Cayman Islands		
Industrials – 0.5%		
Guanay Finance Ltd. 6.000%, 12-15-20 (A)	109	109
Materials – 1.8%		
Braskem Finance Ltd. (GTD by Braskem S.A.) 5.750%, 4-15-21 (A)	200	205
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.) 4.375%, 5-15-23 (A)	200	198
		403
Total Cayman Islands – 2.3%		$ 512
Chile		
Financials – 0.7%		
Banco Santander Chile 2.500%, 12-15-20 (A)	150	146
Industrials – 0.9%		
LATAM Airlines Group S.A. 7.250%, 6-9-20 (A)	200	204
Materials – 0.9%		
Celulosa Arauco y Constitucion S.A. 4.500%, 8-1-24 (C)	200	198
Utilities – 0.4%		
Enel Chile S.A. 4.875%, 6-12-28	80	80
Total Chile – 2.9%		$628
China		
Communication Services – 0.9%		
Tencent Holdings Ltd. 2.985%, 1-19-23 (A)	200	194
Energy – 0.9%		
Sinopec Group Overseas Development (2018) Ltd. 4.125%, 9-12-25 (A)	200	200
Total China – 1.8%		$394
Columbia		
Financials – 0.9%		
Banco de Bogota S.A. 5.375%, 2-19-23 (A)	$ 200	$ 199
Utilities – 0.8%		
Emgesa S.A. E.S.P. 8.750%, 1-25-21 (D)	COP302,000	97
Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21 (D)	274,000	85
		182
Total Columbia – 1.7%		$ 381
Denmark		
Financials – 0.9%		
Danske Bank A.S. 2.700%, 3-2-22 (A)	$ 200	192
Total Denmark – 0.9%		$ 192
France		
Financials – 0.9%		
BNP Paribas S.A. 7.625%, 12-29-49 (A)	200	204
Total France – 0.9%		$204
Hong Kong		
Financials – 0.9%		
Bangkok Bank Public Co. Ltd. 4.050%, 3-19-24 (A)	200	201
Total Hong Kong – 0.9%		$ 201
India		
Industrials – 0.9%		
Adani Ports and Special Economic Zone Ltd. 3.500%, 7-29-20 (A)	200	198
Materials – 0.8%		
Vedanta Resources plc 6.375%, 7-30-22 (A)	200	179
Total India—1.7%		$ 377
Indonesia		
Utilities – 0.9%		
Perusahaan Listrik Negara 5.450%, 5-21-28 (A)	200	202
Total Indonesia—0.9%		$202
Ireland		
Financials – 1.6%		
MTS International Funding Ltd. 5.000%, 5-30-23 (A)	350	341
Total Ireland—1.6%		$ 341

DECEMBER 31, 2018

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Japan		
Financials – 1.4%		
Mitsubishi UFJ Financial Group, Inc.		
3.287%, 7-25-27	$100	$ 95
Sumitomo Mitsui Financial Group, Inc.:		
3.748%, 7-19-23	110	110
3.936%, 10-16-23	100	102
		307
Total Japan – 1.4%		$ 307
Luxembourg		
Consumer Staples – 0.8%		
Minerva Luxembourg S.A.		
5.875%, 1-19-28(A)	200	174
Information Technology – 0.8%		
Atento Luxco 1 S.A.		
6.125%, 8-10-22 (A)	175	170
Total Luxembourg – 1.6%		$ 344
Mexico		
Consumer Discretionary – 0.9%		
Nemak S.A.B. de C.V.		
4.750%, 1-23-25 (A)	200	187
Consumer Staples – 0.9%		
Grupo Bimbo S.A.B. de C.V.		
4.875%, 6-30-20 (A)	200	204
Financials – 2.3%		
Banco Santander S.A.		
4.125%, 11-9-22(A)	300	296
Unifin Financiera S.A.B. de C.V.		
SOFOM E.N.R.		
7.250%, 9-27-23 (A)	200	184
		480
Materials – 1.6%		
C5 Capital (SPV) Ltd. (3-Month U.S. LIBOR plus 428 bps)		
7.080%, 12-29-49 (A)(E)	150	146
CEMEX S.A.B. de C.V.		
7.750%, 4-16-26 (A)(C)	200	210
		356
Total Mexico – 5.7%		$1,227
Netherlands		
Communication Services – 0.9%		
VTR Finance B.V.		
6.875%, 1-15-24 (A)	200	200
Energy – 0.1%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.)		
8.375%, 5-23-21	16	17
Financials – 3.1%		
Cooperatieve Rabobank U.A.		
3.875%, 2-8-22	75	76

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Financials (Continued)		
Enel Finance International N.V.		
4.625%, 9-14-25 (A)	$200	$ 192
Sigma Finance, Inc.		
4.875%, 3-27-28 (A)	200	190
Syngenta Finance N.V.		
5.182%, 4-24-28 (A)	200	186
		644
Total Netherlands – 4.1%		$ 861
Norway		
Energy – 0.7%		
Aker BP ASA		
6.000%, 7-1-22 (A)	150	151
Total Norway – 0.7%		$ 151
Peru		
Financials – 0.7%		
Banco de Credito del Peru		
4.250%, 4-1-23 (A)	150	149
Total Peru – 0.7%		$ 149
Qatar		
Energy – 0.3%		
Ras Laffan Liquefied Natural Gas Co. Ltd. II		
5.298%, 9-30-20(A)	55	56
Total Qatar – 0.3%		$ 56
Singapore		
Consumer Staples – 0.5%		
Olam International Ltd.		
7.500%, 8-12-20	100	104
Total Singapore – 0.5%		$ 104
South Korea		
Financials – 2.0%		
Hyundai Capital Services, Inc.		
3.017%, 8-29-22 (A)	210	203
Woori Bank		
2.625%, 7-20-21 (A)	250	244
		447
Total South Korea – 2.0%		$447
Switzerland		
Financials – 1.1%		
Credit Suisse Group AG		
4.282%, 1-9-28 (A)	250	241
Total Switzerland – 1.1%		$ 241
United Arab Emirates		
Energy – 0.9%		
Abu Dhabi National Energy Co.		
4.375%, 4-23-25 (A)	200	198

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Financials – 1.5%		
ICICI Bank Ltd.		
3.500%, 3-18-20 (A)	$325	$ 323
Total United Arab Emirates – 2.4%		$ 521
United Kingdom		
Consumer Staples – 0.9%		
Imperial Tobacco Finance plc		
3.750%, 7-21-22 (A)	200	198
Financials – 4.5%		
ANZ New Zealand International Ltd.		
3.450%, 1-21-28 (A)	200	191
HSBC Holdings plc:		
4.583%, 6-19-29	300	297
5.625%, 12-29-49	200	194
Royal Bank of Scotland Group plc (The)		
6.000%, 12-19-23	100	101
State Bank of India		
4.875%, 4-17-24 (A)	200	205
		988
Total United Kingdom – 5.4%		$1,186
United States		
Communication Services – 1.1%		
T-Mobile USA, Inc.		
6.000%, 3-1-23	230	231
Consumer Discretionary – 0.9%		
Volkswagen Group of America, Inc.		
4.250%, 11-13-23 (A)	200	198
Consumer Staples – 2.8%		
Anheuser-Busch Inbev S.A./N.V. (GTD by AB INBEV/BBR/COB)		
2.650%, 2-1-21	245	241
Bunge Ltd. Finance Corp.		
3.500%, 11-24-20	250	249
Maple Escrow Subsidiary, Inc.		
4.597%, 5-25-28 (A)	125	124
		614
Energy – 0.2%		
Brand Energy & Infrastructure Services, Inc.		
8.500%, 7-15-25 (A)	58	50
Financials – 5.3%		
Bank of America Corp.		
3.593%, 7-21-28	125	119
BBVA Bancomer S.A.		
6.500%, 3-10-21 (A)	150	156
Citigroup, Inc.		
3.520%, 10-27-28	125	117
Cooperatieve Rabobank U.A.		
3.125%, 4-26-21	250	249
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.		
3.480%, 6-1-19 (A)	50	50
Goldman Sachs Group, Inc. (The)		
3.814%, 4-23-29	100	93

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
JPMorgan Chase & Co.		
3.540%, 5-1-28	$ 118	$ 112
TerraForm Global Operating LLC (GTD by Terra Form Global LLC)		
6.125%, 3-1-26 (A)	50	47
Wells Fargo & Co.		
4.300%, 7-22-27	125	123
Wells Fargo & Co. (3-Month U.S. LIBOR plus 377 bps)		
6.558%, 3-29-49 (E)	125	124
		1,190
Health Care – 0.8%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (A)	100	100
4.500%, 1-15-23 (A)	75	76
		176
Industrials – 1.6%		
Azul Investments LLP		
5.875%, 10-26-24 (A)	200	187
BAE Systems Holdings, Inc.		
2.850%, 12-15-20 (A)	75	74
TransDigm, Inc. (GTD by TransDigm Group, Inc.)		
6.000%, 7-15-22	82	80
		341
Real Estate – 1.2%		
Aircastle Ltd.		
4.400%, 9-25-23	100	98
American Tower Corp.		
3.400%, 2-15-19	170	170
		268
Utilities – 1.1%		
Sempra Energy		
2.850%, 11-15-20	250	246
Total United States – 15.0%		$ 3,314
TOTAL CORPORATE DEBT SECURITIES – 63.3%		$13,797
(Cost: $14,312)		

OTHER GOVERNMENT SECURITIES (F)		
Argentina – 1.4%		
Republic of Argentina		
6.875%, 4-22-21	350	316
Brazil – 0.9%		
Federative Republic of Brazil		
4.875%, 1-22-21	200	205
Columbia – 1.2%		
Republic of Colombia		
4.375%, 7-12-21	250	254
Indonesia – 2.9%		
Perusahaan Listrik Negara		
5.375%, 1-25-29 (A)	200	200

OTHER GOVERNMENT SECURITIES (F) (Continued)	Principal	Value
Indonesia (Continued)		
Republic of Indonesia:		
3.750%, 4-25-22 (A)	$250	$ 248
2.950%, 1-11-23	200	191
		639
Luxembourg – 1.0%		
Rumo Luxembourg S.a.r.l.		
7.375%, 2-9-24 (A)	200	208
Mexico – 1.1%		
United Mexican States		
3.625%, 3-15-22	250	247
Qatar – 0.9%		
Qatar Government Bond		
2.375%, 6-2-21 (A)	200	195
Russia – 0.9%		
Russian Federation		
3.500%, 1-16-19 (A)	200	200
Saudi Arabia – 1.1%		
Saudi Arabia Government Bond		
2.375%, 10-26-21 (A)	250	241
Turkey – 1.8%		
Turkey Government Bond:		
5.125%, 3-25-22	200	195
6.250%, 9-26-22	200	201
		396
United States – 0.4%		
Republic of Argentina		
5.625%, 1-26-22	100	84
TOTAL OTHER GOVERNMENT SECURITIES – 13.6%		$2,985
(Cost: $3,071)		

UNITED STATES GOVERNMENT OBLIGATIONS		
United States – 13.5%		
U.S. Treasury Bonds		
2.250%, 11-15-25	450	440
U.S. Treasury Notes:		
1.250%, 10-31-21	200	193
1.750%, 11-30-21	50	49
1.875%, 10-31-22	100	98
1.375%, 6-30-23	375	357
1.625%, 10-31-23	500	480
2.125%, 9-30-24	450	440
1.500%, 8-15-26	310	286
2.375%, 5-15-27	625	613
		2,956
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 13.5%		$2,956
(Cost: $3,024)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 8.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
2.720%, 1-7-19 (G)	$1,756	$ 1,756
Money Market Funds – 0.7%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares		
2.400%, (H)(I)	144	144
TOTAL SHORT-TERM SECURITIES – 8.7%		$ 1,900
(Cost: $1,900)		
TOTAL INVESTMENT SECURITIES – 99.7%		$21,770
(Cost: $22,501)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		72
NET ASSETS – 100.0%		$21,842

DECEMBER 31, 2018

Notes to Schedule of Investments

   * Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2018 the total value of these securities amounted to $10,834 or 49.6% of net assets.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) All or a portion of securities with an aggregate value of $141 are on loan.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (COP – Columbian Peso).

(E) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H) Rate shown is the annualized 7-day yield at December 31, 2018.

 (I) Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$132	$ —	$—
Corporate Debt Securities	—	13,797	—
Other Government Securities	—	2,985	—
United States Government Obligations	—	2,956	—
Short-Term Securities	144	1,756	—
Total	$276	$21,494	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)

United States	28.9%
Mexico	6.8%
United Kingdom	5.4%
Netherlands	4.1%
Indonesia	3.8%
Brazil	3.7%
Columbia	2.9%
Chile	2.9%
Luxembourg	2.6%
Argentina	2.5%
United Arab Emirates	2.4%

Country Diversification (Continued)

Cayman Islands	2.3%
South Korea	2.0%
Turkey	1.8%
China	1.8%
India	1.7%
Ireland	1.6%
Japan	1.4%
Qatar	1.2%
Saudi Arabia	1.1%
Switzerland	1.1%
Other Countries	9.0%
Other+	9.0%

+ Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Christopher Parker

Robert E. Nightingale

Below, Christopher Parker, CFA, and Robert E. Nightingale, portfolio managers of Ivy VIP Global Equity Income, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Effective April 30, 2018, Ivy VIP Dividend Opportunities was renamed Ivy VIP Global Equity Income. At that time, the Portfolio expanded its investment strategy to include stocks in international markets and the benchmark was changed from the Russell 1000 Index to the FTSE All-World High Dividend Yield Index. Mr. Parker has managed the Portfolio since 2014, and has 23 years of industry experience.
Mr. Nightingale was named portfolio manager to the Portfolio in April 2018 and has 23 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Global Equity Income	-11.68%
Benchmark(s) and/or Morningstar and Lipper Categories	
FTSE All-World High Dividend Yield Index (generally reflects the performance of securities with higher-than-average dividend yields in the global market)	-11.56%
Russell 1000 Index (generally reflects the performance of securities that represent the large-cap market)	-4.78%
Morningstar Large Blend Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-6.27%
Lipper Variable Annuity Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-7.90%

Please note that Portfolio returns include applicable fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

A year in review

During the fiscal year, global economic growth disappointed and desynchronized, with the FTSE All-World High Dividend Yield Index posting a double-digit decline. Europe and Japan began to see weaker growth early in the year followed by China. Growth in the U.S. remained relatively robust until the fourth quarter. Geopolitics weighed heavily across markets as nationalism/populism continued its rise — most apparent in China, Europe and the U.S. The Trump Administration's focus on trade with China has led people to speculate that tariffs are likely to rise over the next year. Although China policymakers appear intent to ease tensions with the purchases of U.S. soybeans, rescinding retaliatory tariffs on U.S. autos and backing away from "made in China 2025", it is unclear if that is enough to satisfy the White House.

Despite increasing concerns about future growth in U.S. gross domestic product (GDP), the U.S. Federal Reserve (Fed) continued to normalize its policy rate, hiking interest rates four times over the year. The Federal Funds Rate stood at 2.25-2.50% at December's end. In currency markets, the trade-weighted U.S. dollar strengthened throughout the fiscal year but stabilized towards year end as the market anticipated a more dovish Fed in 2019. The 10-year U.S. Treasury yield closed the year at approximately 2.7%, a significant move from the 3.2% levels of November. At the end of the year, the European Central Bank (ECB) ceased their asset purchase program, while the Swedish Central Bank, often considered a harbinger for the ECB, raised rates 25 basis points. China's Central Bank stated a desire to maintain prudent monetary policy and keep the yuan stable while offering "reasonably ample" liquidity to the market.

Portfolio strategy — hits and misses

For the fiscal year ended December 31, 2018, the Portfolio underperformed its benchmark, the FTSE All-World High Dividend Yield Index, and category peers.

First quarter of 2018

The Portfolio underperformed its previous benchmark, the Russell 1000 Index, for the quarter. Stock and sector selection were both drags to relative performance, though a portion of this was due to the headwind from non-dividend paying technology stocks in the benchmark that had strong performance in the quarter. The Portfolio's underweight position in information technology and overweight in materials were both drags on relative performance, while being underweight consumer staples and telecommunication services helped from a sector allocation perspective.

<u>Second quarter of 2018</u>

During the quarter, the Portfolio expanded its investment strategy to include international stocks and changed its benchmark to the FTSE All-World High Dividend Yield Index. For the quarter, the Portfolio outperformed its new benchmark, led by strong sector allocation and currency effects. Of note, an overweight allocation to the strong-performing energy sector and underweight allocation to the poor-performing financials sector aided performance. From a currency standpoint, hedges stemming from the U.S. dollar strengthening versus the euro aided performance. Additionally, the Portfolio's overweight allocation to the U.S. (a relative overweight to U.S. dollar-denominated securities) benefitted performance due to U.S. dollar strength.

At the country level, stock selection in the U.S. detracted from performance, though this underperformance was partially offset by strong selection in Europe and Asia-Pacific ex Japan. The Portfolio's underweight allocation to emerging markets benefitted performance for the period.

<u>Third quarter of 2018</u>

The Portfolio outperformed its benchmark for the quarter, led by solid sector allocation. Of note, an overweight allocation to the strong-performing health care sector and underweight allocation to the poor-performing consumer discretionary sector aided performance. Stock selection in industrials, health care and energy helped relative performance. Stock selection in information technology, materials and communication services were each a drag on performance.

From a geographic perspective, stock selection in North America, Europe and Asia-Pacific ex-Japan aided relative performance. Stock selection in Japan was a drag on relative performance. The Portfolio's overweight position in North America helped relative performance, while being overweight Europe was a headwind to relative results during the period. The Portfolio's underweight allocation to emerging markets benefitted performance for the period. At quarter end, the Portfolio maintained no currency hedges.

<u>Fourth quarter of 2018</u>

The Portfolio underperformed its benchmark during the period with sector allocation and stock selection drags on relative performance. Overweight positions in energy and industrials detracted as these two areas were the worst performing sectors in the benchmark. Underweight allocations in communication services and utilities were a headwind to relative performance as these less economically sensitive sectors outperformed during the recent sell-off. On the other hand, country allocation benefitted performance as did the Portfolio's overweight allocation to health care.

The Portfolio's underweight in emerging markets adversely impacted performance as many of these countries exhibited strong performance during the period. In particular, Brazil was a drag as both equities and the currency appreciated during the quarter following favorable election results. The Portfolio's overweight in France hurt performance as this market underperformed as a result of increasing domestic instability and challenges in implementing President Emmanuel Macron's reformist agenda. Underweight positions in Japan and Germany helped results, while being overweight the U.S. also helped.

Stock selection in utilities, health care, energy, communication services and information technology were positive, while stock selection in industrials and financials had a negative effect on relative performance.

Portfolio positioning

Our investment approach remains steadfastly focused on investing in high-quality businesses with favorable near and intermediate fundamentals with generally rising dividends when they are available at perceived attractive valuations. This approach is consistent across sectors and regions.

We are still fairly early on in the process of rationalizing consensus earnings expectations for a slower growth environment. Additionally, as we have previously mentioned, hard economic data is only beginning to show evidence of slowing. However, at this point an enormous amount of pain has been inflicted upon many of the stocks that are considered most sensitive to a slowdown in global industrial activity. These companies have seen their share prices decline in excess of the market as a whole. In many cases, these stocks are beginning to embed a contraction in earnings that looks far more severe than our baseline view. That is to say, for the first time in a few years, we think large groups of stocks are beginning to look substantially undervalued. At this point, the positioning of the Portfolio remains fairly balanced given we are still quite early on in the discovery process of this slowdown. However, within that neutral positioning we are taking advantage of some of the displacements that are occurring to acquire shares in companies that we believe are poised to outperform as the nature and scope of the global slowdown unfolds.

Outlook — Opportunities exist, but issues remain

We expect global economic growth to slow appreciably and expect corporate earnings growth to decelerate substantially from the robust 2018 levels. However, at this point we do not see conditions that would be consistent with either an economic recession or a corporate earnings recession in the foreseeable future. We believe growth in China should stabilize as the negative impulse from prior tightening actions and global trade drag is offset by numerous pro-growth reforms that are being implemented. Growth in U.S. gross domestic product and corporate earnings will slow from levels that were boosted by the impact of tax reforms, but we are of the view that this is a growth slowdown and not a recession (economic or earnings) in the U.S. The eurozone is the one area that could come closest to a technical economic recession and corporate earnings recession in the coming year in our view, though this is not our base case. The punchline bears repeating — we think we are in the midst of an industrial slowdown, not a recession.

Valuation levels in numerous markets have collapsed on concerns on growth. Forward earnings multiples in U.S. markets have de-rated by roughly 4 points over the past year as these concerns have mushroomed, and investors begin discounting slower growth. That de-rating is even more notable for several world stock indices. Our point is that fair-to-excessively optimistic valuation levels have now given way to fair-to-overly pessimistic valuation levels. Realistically markets could de-rate further as hard economic and earnings data confirms a slowdown. However, based on our growth outlook, we are not of the view that a potential de-rating would be excessive from here.

As you can likely discern, we are not overly bullish at this juncture. However, we are not especially bearish either given lowered expectations. We continue to expect substantial volatility as data is more likely to get worse before it gets better. We expect to use this volatility to add to or establish perceived attractive long-term positions that fit our investment process.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Portfolio's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks. These risks are magnified in emerging markets.

Dividend-paying stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole. In addition, dividend-paying companies may not pay dividends in the future; such dividends, if declared, may not remain at current levels or increase over time. The amount of any dividend the company may pay may fluctuate significantly. Dividend-paying stocks can decline in value when interest rates rise; this risk may be greater during the current period of historically low interest rates. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy VIP Global Equity Income.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	95.8%
Financials	15.9%
Energy	13.5%
Consumer Staples	13.4%
Health Care	13.2%
Industrials	11.8%
Information Technology	7.8%
Materials	6.4%
Utilities	5.9%
Communication Services	4.6%
Consumer Discretionary	3.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.2%

Top 10 Equity Holdings

Company	Sector	Industry
Pfizer, Inc.	Health Care	Pharmaceuticals
Royal Dutch Shell plc, Class A	Energy	Integrated Oil & Gas
Nestle S.A., Registered Shares	Consumer Staples	Packaged Foods & Meats
Chevron Corp.	Energy	Integrated Oil & Gas
Intel Corp.	Information Technology	Semiconductors
Roche Holdings AG, Genusscheine	Health Care	Pharmaceuticals
Total S.A.	Energy	Integrated Oil & Gas
Lockheed Martin Corp.	Industrials	Aerospace & Defense
Procter & Gamble Co. (The)	Consumer Staples	Household Products
AstraZeneca plc	Health Care	Pharmaceuticals

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a) Effective April 30, 2018, the name of Dividend Opportunities changed to Global Equity Income.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy VIP Global Equity Income (Class II)(1)	$22,525
FTSE All-World High Dividend Yield Index(2)	$21,938
Russell 1000 Index	$34,798

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) The Portfolio's benchmark changed from the Russell 1000 Index, effective April 30, 2018. IICO believes that the FTSE All-World High Dividend Yield Index is more reflective of the types of securities in which the Portfolio invests than the Russell 1000 Index.

Average Annual Total Return(3)	Class II
1-year period ended 12-31-18	-11.68%
5-year period ended 12-31-18	3.27%
10-year period ended 12-31-18	8.46%

(3) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS GLOBAL EQUITY INCOME *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Canada		
Energy – 1.4%		
Suncor Energy, Inc.	143	$ 4,010
Financials – 1.9%		
Bank of Montreal	81	5,318
Total Canada – 3.3%		$ 9,328
China		
Consumer Discretionary – 0.4%		
ANTA Sports Products Ltd.	259	1,240
Energy – 1.1%		
CNOOC Ltd.	1,992	3,069
Total China – 1.5%		$ 4,309
France		
Communication Services – 2.3%		
Orange S.A.	393	6,374
Consumer Discretionary – 1.1%		
LVMH Moet Hennessy – Louis Vuitton	10	2,972
Energy – 3.0%		
Total S.A.	162	8,521
Financials – 1.9%		
BNP Paribas S.A.	117	5,297
Industrials – 3.0%		
Compagnie de Saint-Gobain	89	2,938
Vinci	70	5,756
		8,694
Total France – 11.3%		$31,858
Hong Kong		
Financials – 1.7%		
BOC Hong Kong (Holdings) Ltd.	1,350	5,011
Utilities – 1.4%		
Guangdong Investment Ltd.	1,948	3,764
Total Hong Kong – 3.1%		$ 8,775
Ireland		
Health Care – 1.9%		
Medtronic plc	59	5,396
Materials – 0.9%		
CRH plc	100	2,646
Total Ireland – 2.8%		$ 8,042
Italy		
Utilities – 2.3%		
ENEL S.p.A.	1,109	6,428
Total Italy – 2.3%		$ 6,428

COMMON STOCKS	Shares	Value
Japan		
Financials – 2.4%		
Tokio Marine Holdings, Inc.	142	$ 6,737
Information Technology – 1.0%		
Tokyo Electron Ltd.	26	2,871
Total Japan – 3.4%		$ 9,608
Malaysia		
Financials – 1.2%		
Bumiputra-Commerce Holdings Berhad	2,501	3,453
Total Malaysia – 1.2%		$ 3,453
Netherlands		
Energy – 3.8%		
Royal Dutch Shell plc, Class A	364	10,722
Financials – 1.1%		
ING Groep N.V., Certicaaten Van Aandelen	291	3,129
Industrials – 1.7%		
Koninklijke Philips Electronics N.V., Ordinary Shares	138	4,836
Total Netherlands – 6.6%		$18,687
Norway		
Consumer Staples – 1.0%		
Marine Harvest ASA	133	2,799
Total Norway – 1.0%		$ 2,799
Russia		
Energy – 1.2%		
PJSC LUKOIL ADR	47	3,359
Total Russia – 1.2%		$ 3,359
Singapore		
Financials – 1.3%		
DBS Group Holdings Ltd.	210	3,654
Total Singapore – 1.3%		$ 3,654
South Africa		
Materials – 1.0%		
Mondi plc	140	2,924
Total South Africa – 1.0%		$ 2,924
South Korea		
Information Technology – 1.9%		
Samsung Electronics Co. Ltd.	152	5,300
Total South Korea – 1.9%		$ 5,300

COMMON STOCKS (Continued)	Shares	Value
Spain		
Financials – 1.5%		
Banco Santander S.A.	927	$ 4,211
Total Spain – 1.5%		$ 4,211
Switzerland		
Consumer Staples – 3.2%		
Nestle S.A., Registered Shares	112	9,058
Health Care – 3.0%		
Roche Holdings AG, Genusscheine	35	8,577
Total Switzerland – 6.2%		$17,635
United Kingdom		
Consumer Discretionary – 0.8%		
Bellway plc	73	2,329
Consumer Staples – 3.5%		
British American Tobacco plc	110	3,505
Unilever plc	120	6,292
		9,797
Financials – 1.0%		
3i Group plc	293	2,895
Health Care – 2.5%		
AstraZeneca plc	95	7,088
Industrials – 1.7%		
BAE Systems plc	838	4,900
Materials – 1.7%		
Anglo American plc(A)	217	4,850
Total United Kingdom – 11.2%		$31,859
United States		
Communication Services – 2.3%		
Verizon Communications, Inc.	116	6,524
Consumer Discretionary – 1.0%		
Home Depot, Inc. (The)	17	2,895
Consumer Staples – 5.7%		
Philip Morris International, Inc.	61	4,049
Procter & Gamble Co. (The)	77	7,115
Wal-Mart Stores, Inc.	55	5,086
		16,250
Energy – 3.0%		
Chevron Corp.	80	8,698
Financials – 1.9%		
JPMorgan Chase & Co.	28	2,754
KeyCorp	185	2,728
		5,482

DECEMBER 31, 2018

COMMON STOCKS (Continued)	Shares	Value
Health Care – 5.8%		
AbbVie, Inc.	55	$ 5,052
Pfizer, Inc.	257	11,196
		16,248
Industrials – 5.4%		
Eaton Corp.	45	3,066
Lockheed Martin Corp.	29	7,489
United Technologies Corp.	43	4,552
		15,107
Information Technology – 4.9%		
Intel Corp.	185	8,673
Microsoft Corp.	52	5,276
		13,949
Materials – 2.8%		
Dow Chemical Co. (The)	51	2,739
Eastman Chemical Co.	70	5,081
		7,820
Utilities – 2.2%		
Exelon Corp.	141	6,357
Total United States – 35.0%		$ 99,330
TOTAL COMMON STOCKS – 95.8%		$271,559
(Cost: $301,860)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 2.0%		
J.M. Smucker Co. (The)		
2.750%, 1-2-19	$5,624	$ 5,623
Master Note – 2.1%		
Toyota Motor Credit Corp.		
(1-Month U.S. LIBOR plus		
15 bps)		
2.720%, 1-7-19 (C)	6,059	6,059
TOTAL SHORT-TERM SECURITIES – 4.1%		$ 11,682
(Cost: $11,683)		
TOTAL INVESTMENT SECURITIES – 99.9%		$ 283,241
(Cost: $313,543)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		395
NET ASSETS – 100.0%		$283,636

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $294 are on loan.

(B) Rate shown is the yield to maturity at December 31, 2018.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 6,524	$ 6,374	$—
Consumer Discretionary	2,895	6,541	—
Consumer Staples	16,250	21,654	—
Energy	12,708	25,671	—
Financials	10,800	34,387	—
Health Care	21,644	15,665	—
Industrials	15,107	18,430	—
Information Technology	13,949	8,171	—
Materials	7,820	10,420	—
Utilities	6,357	10,192	—
Total Common Stocks	$114,054	$157,505	$—
Short-Term Securities	—	11,682	—
Total	$114,054	$ 169,187	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of Ivy VIP Global Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2018. Ms. Ross has 23 years of industry experience and has managed the Portfolio since August 2014.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Global Growth (Class II shares at net asset value)	-6.27%
Benchmark(s) and/or Morningstar and Lipper Categories	
MSCI World Index (generally reflects the performance of securities markets around the world)	-8.71%
Morningstar World Large Stock Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-9.64%
Lipper Variable Annuity Global Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-9.51%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

A year in review

The fiscal year ended December 31, 2018, was a challenging one with global equity markets down high single digits. The MSCI World Index was relatively flat for much of the year until a notable fourth quarter sell off as concerns of slowing global growth heightened. Fears the U.S. Federal Reserve (Fed) would continue to raise rates despite signs of a slowing economy played a role in early market declines. As the fourth quarter progressed, other concerns continued to mount. Growth in China was already weakening in early 2018, resulting from deleveraging. As the U.S. and China trade war escalated without resolution, the impact of higher import tariffs further weakened Chinese consumption. In the U.S., weaker consumer confidence, trade concerns and the U.S. government shutdown added greater uncertainty. Europe felt the effects of slowing China import demand, weaker industrial production and uncertainty surrounding Brexit. From a developed market standpoint, Japan was a bright spot although coming from a low growth base.

In a continuation of recent trends, growth stocks outperformed value in the year but by a smaller margin than in 2017. The U.S. outperformed most developed markets during the period. As economic uncertainty increased, the U.S. dollar and Japanese yen strengthened against other currencies. Europe was generally weak with Germany and Italy posting particularly poor returns in the period. Weak auto production hit Germany hard, while political uncertainty and increased deficit spending negatively impacted the Italian equity market. Emerging markets were mixed during the period with China down more than 20% for the year. Efforts by the Chinese government to stimulate the economy were not enough to offset the negative impacts from deleveraging and the trade war. On the other hand, Brazil outperformed following the fall presidential election that increased the likelihood of pro-business reforms. At the sector level, health care, utilities and information technology were all strong performers. The weakest performing sectors were financials, materials, energy and industrials.

Performance for the year

The Portfolio outperformed its benchmark, the MSCI World Index, for the fiscal year ended December 31, 2018. Both sector allocation and stock selection aided performance. Stock selection in information technology, consumer discretionary and financials were standout performers. In information technology, Visa, Inc., Class A, MasterCard, Inc. Class A and PayPal, Inc. performed well, as did a handful of software holdings. Within consumer discretionary, Amazon.com, Inc. was the top performer which continued to take share from brick-and-mortar retailers. Dollar General Corp. was also strong, benefiting from low-end consumer strength. In financials, the Portfolio benefited from exposure to CME Group, Inc. and AIA Group Ltd. and its underweight allocation to developed market banks. At the sector level, overweight allocations to information technology, health care and consumer discretionary as well as an underweight allocation to utilities helped performance. Detractors in the period included stock selection in energy and consumer staples. The use of derivatives had little impact on Portfolio performance for the fiscal year.

At fiscal year end, the largest sector overweight in the Portfolio was to health care, which is a notable change from a year ago. As economic data worsened and trade war concerns mounted, we reduced the magnitude of our overweight in information technology stocks (particularly the most cyclical parts of the sector). We increased the Portfolio's exposure to consumer staples and primarily added to health care holdings with a focus on the services sector. Additionally, we reduced exposure to some of the most vulnerable exporters favoring services companies less reliant on trade, and focused on companies with solid earnings growth. Geographically, we reduced our geographic exposure to emerging markets throughout the year, particularly China given the country's vulnerability to a slowing economy and the ongoing trade war with the U.S.

Outlook

In our view, one of the biggest drivers of equity markets going forward will be the outcome of the ongoing trade war, which in our opinion is unlikely to be resolved quickly. The risks are high given the far-reaching significance of global trade on capital allocation, raw material sourcing, manufacturing footprints and the resulting impact on employment, wage growth and consumer spending. In addition to trade, we believe the U.S., Europe and China will all have slowing corporate earnings growth in 2019.

Given this uncertainty, we are focusing the Portfolio on holdings we believe can succeed under a range of scenarios. Services companies that do not face the same trade risks as manufacturers are one area of increased exposure along with more defensive holdings in consumer staples. While we have yet to increase the Portfolio's exposure to companies that have been negatively impacted by trade issues, we continue to look for opportunities where secular growth stocks have been oversold on fears and are pricing in unrealistically negative scenarios. We are focused on competitively advantaged growth stocks that we believe can outperform in this environment of uncertainty.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the Portfolio's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Global Growth.

PORTFOLIO HIGHLIGHTS

GLOBAL GROWTH

Asset Allocation

Stocks	95.5%
Health Care	18.8%
Information Technology	17.9%
Consumer Discretionary	14.9%
Financials	14.8%
Industrials	12.5%
Consumer Staples	8.4%
Energy	5.9%
Communication Services	2.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.5%

Country Weightings

North America	60.4%
United States	56.7%
Canada	3.7%
Europe	25.7%
France	8.9%
United Kingdom	7.7%
Netherlands	3.9%
Other Europe	5.2%
Pacific Basin	9.4%
Cash and Other Assets (Net of Liabilities),and Cash Equivalents+	4.5%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Airbus SE	France	Industrials	Aerospace & Defense
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
UnitedHealth Group, Inc.	United States	Health Care	Managed Health Care
CME Group, Inc.	United States	Financials	Financial Exchanges & Data
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Cigna Corp.	United States	Health Care	Health Care Services
HCA Holdings, Inc.	United States	Health Care	Health Care Facilities
Dollar General Corp.	United States	Consumer Discretionary	General Merchandise Stores
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT GLOBAL GROWTH



Ivy VIP Global Growth (Class II)[1]	$22,444
MSCI World Index	$25,161

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-18	-6.27%
5-year period ended 12-31-18	3.39%
10-year period ended 12-31-18	8.42%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Canada		
Consumer Staples – 1.9%		
Alimentation Couche-Tard, Inc., Class B	51	$ 2,537
Energy – 1.8%		
Canadian Natural Resources Ltd.	52	1,259
Seven Generations Energy Ltd., Class A (A)	137	1,114
		2,373
Total Canada – 3.7%		$ 4,910
China		
Communication Services – 0.2%		
Tencent Music Entertainment Group ADR (A)(B)	17	220
Financials – 2.1%		
Ping An Insurance (Group) Co. of China Ltd., H Shares	323	2,845
Total China – 2.3%		$ 3,065
France		
Communication Services – 1.1%		
Ubisoft Entertainment S.A. (A)	19	1,521
Consumer Discretionary – 0.4%		
LVMH Moet Hennessy—Louis Vuitton	2	574
Energy – 1.9%		
Total S.A. ADR	48	2,518
Industrials – 5.5%		
Airbus SE	63	6,009
Schneider Electric S.A.	19	1,296
		7,305
Total France – 8.9%		$ 11,918
Germany		
Health Care – 1.5%		
Fresenius SE & Co. KGaA	40	1,921
Total Germany – 1.5%		$ 1,921
Hong Kong		
Consumer Discretionary – 0.9%		
Galaxy Entertainment Group	191	1,206
Financials – 2.0%		
AIA Group Ltd.	324	2,693
Total Hong Kong – 2.9%		$ 3,899
India		
Financials – 1.1%		
HDFC Bank Ltd.	48	1,460

COMMON STOCKS (Continued)	Shares	Value
Total India – 1.1%		$ 1,460
Italy		
Consumer Discretionary – 0.9%		
Ferrari N.V.	12	1,190
Total Italy – 0.9%		$ 1,190
Japan		
Consumer Discretionary – 1.1%		
Isuzu Motors Ltd.	108	1,515
Industrials – 2.0%		
Dakin Industries Ltd.	7	776
Recruit Holdings Co. Ltd.	80	1,938
		2,714
Total Japan – 3.1%		$ 4,229
Netherlands		
Consumer Staples – 1.3%		
Heineken N.V.	19	1,702
Energy – 1.0%		
Royal Dutch Shell plc, Class B	46	1,373
Industrials – 1.3%		
Koninklijke Philips Electronics N.V., Ordinary Shares	52	1,809
Information Technology – 0.3%		
ASML Holding N.V., NY Registry Shares	3	420
Total Netherlands – 3.9%		$ 5,304
Sweden		
Information Technology – 0.9%		
Hexagon AB, Class B	28	1,289
Total Sweden – 0.9%		$ 1,289
Switzerland		
Consumer Staples – 1.0%		
Nestle S.A., Registered Shares	16	1,330
Industrials – 0.9%		
Ferguson plc	20	1,283
Total Switzerland – 1.9%		$ 2,613
United Kingdom		
Consumer Discretionary – 1.2%		
Compass Group plc	76	1,600
Consumer Staples – 4.2%		
British American Tobacco plc	43	1,364
Diageo plc	48	1,731

COMMON STOCKS (Continued)	Shares	Value
Consumer Discretionary (Continued)		
Imperial Tobacco Group plc	86	$ 2,597
		5,692
Financials – 2.3%		
Prudential plc	169	3,012
Total United Kingdom – 7.7%		$ 10,304
United States		
Communication Services – 1.0%		
Facebook, Inc., Class A (A)	10	1,306
Consumer Discretionary – 10.4%		
Amazon.com, Inc. (A)	4	5,700
Dollar General Corp.	37	3,995
Home Depot, Inc. (The)	20	3,390
Lowe's Co., Inc.	9	841
		13,926
Energy – 1.2%		
Halliburton Co.	30	804
Schlumberger Ltd.	24	849
		1,653
Financials – 7.3%		
CME Group, Inc.	28	5,235
Goldman Sachs Group, Inc. (The)	9	1,505
KeyCorp	115	1,692
SVB Financial Group (A)	8	1,434
		9,866
Health Care – 17.3%		
Abbott Laboratories	35	2,497
Alexion Pharmaceuticals, Inc. (A)	5	478
Cigna Corp.	23	4,336
HCA Holdings, Inc.	34	4,213
Johnson & Johnson	26	3,350
Thermo Fisher Scientific, Inc.	14	3,075
UnitedHealth Group, Inc.	21	5,348
		23,297
Industrials – 2.8%		
Eaton Corp.	22	1,477
FedEx Corp.	3	486
Northrop Grumman Corp.	7	1,724
		3,687
Information Technology – 16.7%		
Adobe, Inc. (A)	9	2,138
Applied Materials, Inc.	17	556
Arista Networks, Inc. (A)	7	1,521
Cognizant Technology Solutions Corp., Class A	54	3,444
MasterCard, Inc., Class A	9	1,774
Microsoft Corp.	62	6,334
PayPal, Inc. (A)	26	2,225
Visa, Inc., Class A	34	4,425
		22,417

DECEMBER 31, 2018

COMMON STOCKS (Continued)	Shares	Value
Total United States – 56.7%		$ 76,152
TOTAL COMMON STOCKS – 95.5%		$128,254
(Cost: $125,847)		

SHORT-TERM SECURITIES	Principal	
Master Note – 4.2%		
Toyota Motor Credit Corp.		
(1-Month U.S. LIBOR plus 15 bps)		
2.720%, 1-7-19 (C)	$5,700	5,700
Money Market Funds – 0.2%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares		
2.400%, (D)(E)	206	206
TOTAL SHORT-TERM SECURITIES – 4.4%		$ 5,906
(Cost: $5,906)		
TOTAL INVESTMENT SECURITIES – 99.9%		$ 134,160
(Cost: $131,753)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		114
NET ASSETS – 100.0%		$134,274

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $201 are on loan.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Rate shown is the annualized 7-day yield at December 31, 2018.

(E) Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 1,526	$ 1,521	$—
Consumer Discretionary	13,926	6,085	—
Consumer Staples	2,537	8,724	—
Energy	6,544	1,373	—
Financials	9,866	10,010	—
Health Care	23,297	1,921	—
Industrials	3,687	13,111	—
Information Technology	22,837	1,289	—
Total Common Stocks	$84,220	$44,034	$—
Short-Term Securities	206	5,700	—
Total	$84,426	$49,734	$—

SCHEDULE OF INVESTMENTS GLOBAL GROWTH *(in thousands)*

DECEMBER 31, 2018

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)	
Health Care	18.8%
Information Technology	17.9%
Consumer Discretionary	14.9%
Financials	14.8%
Industrials	12.5%
Consumer Staples	8.4%
Energy	5.9%
Communication Services	2.3%
Other+	4.5%

+ Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Susan K. Regan

Below, Susan K. Regan, portfolio manager of Ivy VIP Limited-Term Bond, discusses positioning, performance and results for the fiscal year ended December 31, 2018. She has managed the Portfolio since 2014 and has 31 years industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018

Ivy VIP Limited-Term Bond (Class II shares at net asset value)	0.78%

Benchmark(s) and/or Morningstar and Lipper Categories

Bloomberg Barclays 1-5 Year U.S. Government/Credit Index (generally reflects the performance of securities representing the bond market that have maturities between 1 and 5 years)	1.38%
Morningstar Short-Term Bond Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.86%
Lipper Variable Annuity Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.58%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Performance

For the period ended December 31, 2018, the Portfolio underperformed versus its Bloomberg Barclays benchmark, but outperformed relative to the average of its Lipper peer group.

Market Perspective

Fixed income investors had the challenge of investing in a rising interest rate environment for most of 2018. The Federal Reserve (Fed) engaged in four interest rate hikes, raising the federal funds rate by 0.25-percentage point at its March, June, September and December meetings. During the calendar year, the 2-year U.S. Treasury note yield hit a low of 1.92% on January 2, climbed to a high of 2.97% on November 8, and then fell again to end the year at 2.49%.

U.S. Treasury securities were not the only fixed income investments to experience periods of volatility in 2018. The Bloomberg Barclays U.S. Credit Index showed that across the entire maturity spectrum, investment grade credit generated an excess return of negative 280 basis points (bps) for the year. In comparison, the excess return of the index was positive 442 and 335 bps in 2016 and 2017, respectively. We began reducing the Portfolio's overweight in investment grade credit during the second quarter as we believed credit performance in 2018 was not going to repeat the strong returns from the previous two years. We began the year with a strong overweight in credit and ended the year with a credit allocation similar to the benchmark.

We increased our allocations to both U.S. Treasuries and commercial paper of corporations. Commercial paper rates became attractive in early 2018 as the Fed continued hiking rates and the yield curve flattened.

Several factors contributed to widening credit spreads in 2018. Trade policy, tax policy, tariffs and tweets from President Trump impacted the overall market and individual corporations in 2018. Uncertainty about the trade policy with China has been a dominant concern. We saw reduced foreign demand for corporate bonds during the year. Corporations with significant profits overseas invested much of that profit in short-dated corporate bonds. Tax policy changes are enabling companies to bring profits back to the U.S., which has contributed to their reduced demand for corporate bonds.

The flattening of the yield curve also was a major focus of the market in 2018. While there are many measures of the yield curve, the one referenced the most in relation to an inverted yield curve is the difference in yields between the 10-year U.S. Treasury note and the 2-year U.S. Treasury note. At the start of 2018, the difference between the two notes was 52 bps. At the end of the year, the difference was just less than 20 bps after it reached as low as 11 bps in early December. At year end, one section of the yield curve became slightly inverted (i.e., long-term debt had a lower yield than short-term debt), when the yield on the 3-year U.S. Treasury note was 2.46%, three bps lower than the yield on the 2-year note.

Outlook

Recent indications suggest that the Fed may consider more rate hikes in 2019. However, it is quite possible the Fed will be more cautious and more patient in 2019, allowing more time for the previous hikes to affect the economy and waiting on a greater amount of incoming data as a guide. Many individuals, both inside and outside the Fed, believe the neutral federal funds rate is 3% or lower. With the current range at 2.25% to 2.50%, we think that neutral is probably close to the current levels. The Fed has also been systematically reducing the size of its balance sheet. The process began in 2017 and consists of continually reducing the amount of maturing bonds being replaced in the portfolio. We expect this process to continue throughout most, if not all, of 2019.

We expect the volatility seen in the markets in 2018 to continue in 2019 due to the great deal of uncertainty regarding trade and economic growth. We think this situation could contribute to further widening in corporate credit spreads in 2019. We are always looking for opportunities to improve the credit quality of the Portfolio, as we believe we are in the later stages of the credit cycle.

The yield curve should continue to be a focus of the market in 2019. We will watch the yield curve closely as we seek to ascertain its indications about the economy. Generally speaking, when the yield curve inverts, recession follows in the next 12-24 months.

We are fully aware that preservation of capital is of the highest importance in a portfolio of this type and we will continue to seek to manage the risks involved in a prudent manner, while aiming to earn a fair and reasonable return.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Fixed-income securities are subject to interest rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy VIP Limited-Term Bond.

Asset Allocation

Bonds	91.1%
United States Government and Government Agency Obligations	55.9%
Corporate Debt Securities	31.5%
Municipal Bonds – Taxable	2.5%
Mortgage-Backed Securities	0.8%
Asset-Backed Securities	0.4%
Cash and Other Assets (Net of Liabilities),and Cash Equivalents+	8.9%

Quality Weightings

Investment Grade	88.8%
AAA	47.7%
AA	6.7%
A	12.7%
BBB	21.7%
Non-Investment Grade	2.3%
BB	1.2%
Non-rated	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	8.9%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)


Ivy VIP Limited-Term Bond (Class II)(1) $11,160
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index $11,288
$20,000
$15,000
$10,000
$5,000
$0
8-23 2010
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014
12-31 2015
12-31 2016
12-31 2017
12-31 2018

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class II
1-year period ended 12-31-18	0.78%
5-year period ended 12-31-18	1.19%
10-year period ended 12-31-18	—
Since Inception of Class through 12-31-18(3)	1.32%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)8-23-10 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

LIMITED-TERM BOND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28	$ 900	$ 846
SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7-9-21 (A)	1,000	981
TOTAL ASSET-BACKED SECURITIES – 0.4%		**$ 1,827**
(Cost: $1,904)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.6%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
3.300%, 10-1-20	1,400	1,405
3.450%, 10-1-21	1,000	1,010
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 4.450%, 4-1-24	1,190	1,210
		3,625
Wireless Telecommunication Service – 0.2%		
Crown Castle Towers LLC, 3.222%, 5-15-22 (A)	1,000	983
Total Communication Services – 0.8%		**4,608**
Consumer Discretionary		
Auto Parts & Equipment – 0.6%		
BorgWarner Automotive, Inc., 8.000%, 10-1-19	2,000	2,073
Lear Corp., 5.375%, 3-15-24 (B)	1,257	1,293
		3,366
Automobile Manufacturers – 0.4%		
BMW U.S. Capital LLC, 2.150%, 4-6-20 (A)	2,000	1,976
General Merchandise Stores – 0.8%		
Dollar General Corp., 3.250%, 4-15-23	1,000	978
Family Dollar Stores, Inc., 5.000%, 2-1-21	3,500	3,561
		4,539
Internet & Direct Marketing Retail – 0.5%		
Alibaba Group Holding Ltd., 2.800%, 6-6-23	2,500	2,420
Total Consumer Discretionary – 2.3%		**12,301**
Consumer Staples		
Brewers – 0.1%		
Molson Coors Brewing Co., 2.250%, 3-15-20 (B)	750	739

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Distillers & Vintners – 1.3%		
Constellation Brands, Inc.:		
3.875%, 11-15-19	$3,950	$ 3,965
2.250%, 11-6-20	3,000	2,942
		6,907
Packaged Foods & Meats – 0.5%		
Smithfield Foods, Inc., 2.700%, 1-31-20 (A)	2,800	2,762
Total Consumer Staples – 1.9%		**10,408**
Energy		
Oil & Gas Equipment & Services – 0.7%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.):		
2.800%, 2-15-21	1,800	1,780
3.500%, 2-1-22	2,000	2,006
		3,786
Oil & Gas Exploration & Production – 0.8%		
Aker BP ASA, 6.000%, 7-1-22 (A)	1,000	1,005
EQT Corp., 8.125%, 6-1-19	2,650	2,695
Exxon Mobil Corp., 2.397%, 3-6-22 (B)	1,000	981
		4,681
Oil & Gas Storage & Transportation – 2.4%		
Enbridge, Inc., 2.900%, 7-15-22	2,470	2,390
Energy Transfer Partners L.P., 4.150%, 10-1-20	3,860	3,883
EQT Midstream Partners L.P., 4.750%, 7-15-23	1,500	1,493
Kinder Morgan Energy Partners L.P.:		
3.500%, 3-1-21	1,000	997
3.450%, 2-15-23	1,646	1,607
Plains All American Pipeline L.P. and PAA Finance Corp., 3.850%, 10-15-23	1,800	1,761
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	800	809
		12,940
Total Energy – 3.9%		**21,407**
Financials		
Asset Management & Custody Banks – 0.4%		
Ares Capital Corp., 3.875%, 1-15-20	2,055	2,059

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 3.2%		
Ally Financial, Inc., 4.125%, 3-30-20	$3,932	$ 3,891
Capital One Bank USA N.A., 2.300%, 6-5-19	1,950	1,943
Capital One N.A., 2.350%, 1-31-20	2,000	1,974
Discover Bank, 3.100%, 6-4-20	2,500	2,483
Ford Motor Credit Co. LLC:		
2.681%, 1-9-20	1,000	983
2.459%, 3-27-20	3,066	3,001
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.200%, 7-6-21	1,000	977
3.700%, 5-9-23	2,450	2,331
		17,583
Diversified Banks – 4.3%		
Bank of America Corp.:		
3.499%, 5-17-22	1,000	1,000
4.100%, 7-24-23	1,666	1,689
BB&T Corp., 2.050%, 5-10-21	1,150	1,120
KeyBank N.A.,	2,000	1,925
2.300%, 9-14-22		
Mitsubishi UFJ Financial Group, Inc.:		
3.535%, 7-26-21	1,450	1,454
2.998%, 2-22-22	500	493
Mizuho Financial Group, Inc., 2.953%, 2-28-22	2,100	2,059
Nordea Bank AB (3-Month U.S. LIBOR plus 94 bps), 3.647%, 8-30-23 (A)(C)	3,000	2,967
Northern Trust Corp., 2.375%, 8-2-22 (B)	2,269	2,205
Royal Bank of Canada, 2.350%, 10-30-20	5,000	4,938
U.S. Bancorp, 5.125%, 1-15-67	3,580	3,544
		23,394
Diversified Capital Markets – 0.3%		
Deutsche Bank AG, 4.250%, 10-14-21	1,500	1,466
Investment Banking & Brokerage – 1.5%		
Daiwa Securities Group, Inc., 3.129%, 4-19-22 (A)	2,000	1,968
Goldman Sachs Group, Inc. (The):		
2.350%, 11-15-21	1,000	964
5.700%, 12-29-49	1,500	1,463
Morgan Stanley:		
5.750%, 1-25-21	1,000	1,044
4.875%, 11-1-22	2,250	2,318
Morgan Stanley (3-Month U.S. LIBOR plus 110 bps), 3.807%, 5-31-23 (C)	300	293
		8,050

SCHEDULE OF INVESTMENTS LIMITED-TERM BOND *(in thousands)*

DECEMBER 31, 2018

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance – 0.5%		
Athene Global Funding,		
2.750%, 4-20-20 (A)	$1,000	$ 991
Principal Life Global Funding II,		
2.625%, 11-19-20 (A)	2,000	1,977
		2,968
Other Diversified Financial Services – 1.5%		
Citigroup, Inc.:		
2.650%, 10-26-20	1,000	987
2.700%, 3-30-21	1,000	985
2.750%, 4-25-22	2,000	1,939
JPMorgan Chase & Co.:		
4.250%, 10-15-20	1,000	1,018
2.972%, 1-15-23	1,500	1,462
3.000%, 2-27-30 (D)	850	790
USAA Capital Corp.,		
2.450%, 8-1-20 (A)	795	787
		7,968
Property & Casualty Insurance – 0.5%		
ACE INA Holdings, Inc. (GTD by ACE Ltd.),		
2.300%, 11-3-20	2,543	2,507
Regional Banks – 0.5%		
PNC Bank N.A.,		
2.550%, 12-9-21	1,000	976
Sumitomo Mitsui Banking Corp. (3-Month U.S. LIBOR plus 35 bps),		
2.799%, 1-17-20 (C)	1,000	999
Sumitomo Mitsui Trust Bank Ltd.,		
2.050%, 3-6-19 (A)	500	499
		2,474
Specialized Finance – 1.1%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.,		
3.480%, 6-1-19 (A)	1,875	1,870
International Lease Finance Corp.,		
6.250%, 5-15-19	3,500	3,531
Syngenta Finance N.V.,		
3.698%, 4-24-20 (A)	750	744
		6,145
Total Financials – 13.8%		74,614
Health Care		
Biotechnology – 0.8%		
Amgen, Inc.,		
2.200%, 5-11-20 (B)	4,625	4,566
Health Care Supplies – 0.2%		
Stryker Corp.,		
2.625%, 3-15-21 (B)	1,000	988
Managed Health Care – 0.5%		
Halfmoon Parent, Inc.,		
3.200%, 9-17-20 (A)	2,500	2,489

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 0.3%		
Bayer U.S. Finance II LLC,		
3.875%, 12-15-23 (A)	$1,500	$ 1,473
Total Health Care – 1.8%		9,516
Industrials		
Aerospace & Defense – 0.1%		
Northrop Grumman Corp.,		
3.250%, 8-1-23	680	669
Airlines – 0.3%		
Aviation Capital Group Corp.,		
2.875%, 1-20-22 (A)	1,000	968
Delta Air Lines, Inc.,		
3.400%, 4-19-21	625	620
		1,588
Industrial Conglomerates – 0.2%		
General Electric Capital Corp.,		
5.012%, 1-1-24	995	992
Total Industrials – 0.6%		3,249
Information Technology		
Application Software – 0.3%		
salesforce.com, Inc.,		
3.250%, 4-11-23	1,475	1,482
Communications Equipment – 0.3%		
L-3 Communications Corp.,		
3.950%, 5-28-24	2,000	1,996
Data Processing & Outsourced Services – 0.7%		
Visa, Inc.,		
2.800%, 12-14-22	3,750	3,703
Semiconductors – 0.4%		
Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.),		
2.375%, 1-15-20	2,250	2,222
Systems Software – 0.6%		
CA, Inc.,		
5.375%, 12-1-19	1,500	1,519
Microsoft Corp.,		
2.875%, 2-6-24	1,750	1,734
		3,253
Total Information Technology – 2.3%		12,656
Materials		
Specialty Chemicals – 0.8%		
Methanex Corp.,		
3.250%, 12-15-19	4,500	4,466
Total Materials – 0.8%		4,466

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Real Estate		
Industrial REITs – 0.2%		
Air Lease Corp.,		
2.500%, 3-1-21	$1,300	$ 1,267
Specialized REITs – 1.2%		
American Tower Corp.:		
3.300%, 2-15-21	2,000	1,989
5.900%, 11-1-21	800	845
2.250%, 1-15-22	2,165	2,072
Crown Castle International Corp.:		
2.250%, 9-1-21	500	483
4.875%, 4-15-22	1,000	1,029
		6,418
Total Real Estate – 1.4%		7,685
Utilities		
Electric Utilities – 1.9%		
CenterPoint Energy, Inc.,		
2.500%, 9-1-22	3,000	2,869
Duke Energy Carolinas LLC,		
2.500%, 3-15-23	2,500	2,415
Entergy Texas, Inc.,		
2.550%, 6-1-21	1,275	1,255
MidAmerican Energy Co.,		
3.700%, 9-15-23	1,045	1,057
National Rural Utilities Cooperative Finance Corp.,		
2.400%, 4-25-22	2,000	1,946
Virginia Electric and Power Co., Series C,		
2.750%, 3-15-23	1,000	975
		10,517
Total Utilities – 1.9%		10,517
TOTAL CORPORATE DEBT SECURITIES – 31.5%		$171,427
(Cost: $174,280)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 0.8%		
Bear Stearns Deutsche Bank Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-AFR1, Class C,		
5.097%, 9-15-27 (A)	640	649
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2004-C2 (Mortgage spread to 2-year U.S. Treasury index),		
6.310%, 10-15-41 (A)(C)	3,500	3,536
		4,185
TOTAL MORTGAGE-BACKED SECURITIES – 0.8%		$ 4,185
(Cost: $4,454)		

DECEMBER 31, 2018

MUNICIPAL BONDS – TAXABLE	Principal	Value
Alabama – 0.4%		
Board of Trustees of the Univ of AL, Univ of AL Gen Rev Bonds (Taxable Build America Bonds), Ser 2010-C, 6.100%, 7-1-38	$ 1,840	$ 1,916
California – 1.2%		
Alameda Corridor Trans Auth, Taxable Sr Lien Rev Bonds, Ser 1999C, 6.500%, 10-1-19	390	400
CA Various Purp GO Bonds, 7.700%, 11-1-30	3,355	3,631
CA Various Purp GO Rfdg Bonds, 7.950%, 3-1-36	2,380	2,513
		6,544
Florida – 0.3%		
FL Dept of Mgmt Svc, Cert of Part, Ser 2009C, 5.586%, 8-1-20	1,440	1,463
Texas – 0.6%		
Dallas Independent Sch Dist, Unlimited Tax Sch Bldg Bonds, Ser 2010C, 6.450%, 2-15-35	1,900	2,030
Katy Independent Sch Dist (Fort Bend, Harris and Waller Cntys, TX), Unlimited Tax Sch Bldg Bonds, Ser 2010D, 6.349%, 2-15-41	1,150	1,195
		3,225
TOTAL MUNICIPAL BONDS - TAXABLE –2.5%		**$13,148**

(Cost: $13,252)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.8%		
Federal Home Loan Bank:		
2.250%, 7-21-31	1,640	1,578
2.000%, 11-25-31	200	188
U.S. Department of Transportation, 6.001%, 12-7-21 (A)	2,500	2,730
		4,496
Mortgage-Backed Obligations – 8.7%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 250 bps), 4.847%, 11-25-24 (A)(C)	785	794
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 255 bps), 4.897%, 6-25-27 (A)(C)	1,179	1,206

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 435 bps), 6.697%, 11-25-21 (A)(C)	$2,923	$ 3,013
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (3-Year U.S. Treasury index plus 315 bps), 4.622%, 11-25-49 (A)(C)	2,120	2,166
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (5-Year U.S. Treasury index plus 300 bps), 5.180%, 2-25-47 (A)(C)	170	177
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-Month U.S. LIBOR):		
5.597%, 6-25-21 (A)(C)	593	597
6.347%, 9-25-22 (A)(C)	359	364
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index), 3.718%, 2-25-45 (A)(C)	1,906	1,901
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index):		
5.501%, 4-25-20 (A)(C)	880	903
3.978%, 2-25-46 (A)(C)	70	71
4.416%, 12-25-48 (A)(C)	1,125	1,154
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
4.336%, 12-25-44 (A)(C)	6,047	6,245
3.870%, 5-25-45 (A)(C)	600	612
3.500%, 8-25-46 (A)(C)	2,370	2,353
4.604%, 11-25-46 (A)(C)	1,557	1,614
3.565%, 11-25-47 (A)(C)	2,724	2,717
3.539%, 2-25-48 (A)(C)	1,000	1,002
3.880%, 2-25-50 (A)(C)	2,014	2,032
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Tresaury index), 3.580%, 11-25-23 (A)(C)	1,500	1,456
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index):		
4.055%, 5-25-25 (A)(C)	225	225
3.779%, 10-25-48 (A)(C)	1,125	1,116
3.675%, 11-25-49 (A)(C)	1,900	1,872
3.647%, 11-25-50 (A)(C)	800	796
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
3.000%, 9-1-28	2,252	2,251
4.500%, 8-1-30	634	663
2.500%, 5-15-44	628	615
Federal National Mortgage Association Agency REMIC/CMO, 2.000%, 6-25-39	1,936	1,887

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.210%, 10-1-19	$ 2,201	$ 2,199
4.646%, 7-1-20	905	914
3.680%, 2-1-21	627	627
4.381%, 6-1-21	1,127	1,164
2.000%, 10-25-41	1,601	1,534
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3-16-42	886	858
		47,098
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 9.5%		**$ 51,594**

(Cost: $52,257)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 46.4%		
U.S. Treasury Notes:		
1.250%, 5-31-19	8,000	7,959
1.500%, 5-31-19	2,500	2,490
1.625%, 7-31-19	12,500	12,433
1.750%, 11-30-19	15,000	14,882
2.375%, 4-30-20	15,500	15,458
2.500%, 5-31-20	10,000	9,990
2.125%, 8-31-20	1,000	993
2.625%, 8-31-20	2,000	2,003
1.750%, 10-31-20	25,000	24,654
2.625%, 11-15-20	10,000	10,017
2.625%, 5-15-21	21,500	21,565
2.750%, 9-15-21	1,000	1,007
2.875%, 10-15-21	18,400	18,593
2.000%, 12-31-21	8,000	7,890
2.125%, 12-31-21	16,000	15,842
1.875%, 2-28-22	15,000	14,727
1.750%, 5-31-22	2,750	2,685
2.000%, 7-31-22	24,000	23,605
2.125%, 12-31-22	11,000	10,845
2.375%, 1-31-23	10,000	9,954
2.750%, 4-30-23	8,000	8,082
2.750%, 5-31-23	10,000	10,109
2.875%, 9-30-23	4,000	4,065
2.875%, 10-31-23	1,500	1,525
		251,373
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 46.4%		**$251,373**

(Cost: $250,457)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper(E) – 7.7%		
AT&T, Inc.,		
3.200%, 5-30-19	6,000	5,921
Energy Transfer L.P.:		
3.202%, 1-4-19	3,000	2,999
2.910%, 1-10-19	20,000	19,984
2.950%, 1-14-19	3,200	3,196

DECEMBER 31, 2018

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper(E) (Continued)		
General Motors Financial Co., Inc., 2.915%, 1-8-19	$ 1,495	$ 1,494
International Paper Co., 2.852%, 1-3-19	2,000	1,999
Sherwin-Williams Co. (The), 2.410%, 1-10-19	5,000	4,997
United Technologies Corp., 2.870%, 1-25-19	1,000	998
		41,588
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(F)	3,132	3,132
Money Market Funds — 0.0%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.400%, (G)(H)	243	243

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES –8.3%	$ 44,963
(Cost: $44,968)	
TOTAL INVESTMENT SECURITIES –99.4%	$538,517
(Cost: $541,572)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%	3,145
NET ASSETS – 100.0%	$541,662

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2018 the total value of these securities amounted to $65,741 or 12.1% of net assets.

(B) All or a portion of securities with an aggregate value of $237 are on loan.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at December 31, 2018.

(E) Rate shown is the yield to maturity at December 31, 2018.

(F) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G) Investment made with cash collateral received from securities on loan.

(H) Rate shown is the annualized 7-day yield at December 31, 2018.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 1,827	$—
Corporate Debt Securities	—	171,427	—
Mortgage-Backed Securities	—	4,185	—
Municipal Bonds	—	13,148	—
United States Government Agency Obligations	—	51,594	—
United States Government Obligations	—	251,373	—
Short-Term Securities	243	44,720	—
Total	$243	$538,274	$—

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Matthew K. Richmond



Lowell R. Bolken



Joshua M. Klaetsch

Ivy VIP Securian Real Estate Securities is sub-advised by Securian Asset Management, Inc. Below, Matthew K. Richmond, Lowell R. Bolken, CFA, and Joshua M. Klaetsch, co-portfolio managers of Ivy VIP Securian Real Estate Securities, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Richmond has managed the Portfolio since 2014 and has 24 years of industry experience. Mr. Bolken has managed the Portfolio since 2006 and has 28 years of industry experience. Mr. Klaetsch has managed the Portfolio since 2018 and has 12 years of industry experience.

Fiscal year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Securian Real Estate Securities (Class II shares at net asset value)	-5.57%
Benchmark(s) and/or Morningstar and Lipper Categories	
FTSE NAREIT Equity REITs Index (generally reflects the performance of securities representing the commercial real estate market)	-4.62%
Wilshire U.S. Real Estate Securities Index (generally reflects the performance of U.S. publicly traded real estate securities)	-4.80%
Morningstar Real Estate Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	-6.24%
Lipper Variable Annuity Real Estate Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	-5.84%

The FTSE NAREIT Equity REITs Index replaced the Wilshire U.S. Real Estate Securities Index as the Portfolio's benchmark effective April 30, 2018, as the FTSE Nareit Equity REITs Index is more reflective of the types of securities in which the Portfolio invests.

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key Drivers

Real estate stocks delivered negative returns for only the fifth time in 20 years for the period ended December 31, 2018, while performing approximately in-line with the broader S&P 500 Index. The Portfolio posted a negative return for the fiscal year and underperformed the index but finished in the top half of the Lipper category. Real estate investment trusts (REITs) see-sawed along with the broader market throughout the year, but proved to be a relative safe haven amid tremendous volatility during the fourth quarter. Macro-economic conditions remain favorable for real estate operators, although the current cycle has moved into its 10th year of expansion. Tailwinds from U.S. tax reform, business expansion and positive consumer sentiment created a solid backdrop for much of 2018, allowing real estate owners to improve occupancies and command higher rental rates. The recent market tumult driven by fears of a trade-war induced economic slowdown, coupled with potential for political turmoil in the U.S., have created a cloud of uncertainty over the equity (and real estate) markets. The Federal Reserve policy decisions also remained a wildcard, and it is reasonable to assume that REITs are less well positioned than other sectors for a prolonged rising rate cycle.

Despite the macro uncertainty, real estate owners are in better financial condition to weather adversity than has been the case historically. Most REITs have fortified their balance sheets through property sales and debt repayment and are carrying below average debt today. Occupancies across most every property sector are at historically high levels, and speculative construction continues to be held in check with few exceptions. Industrial REITs continued to record all-time high occupancy levels in 2018 on the back of an improving economy and increased demand for e-commerce distribution space. Apartment owners also enjoyed another year of favorable operating conditions. Household formation and job creation –two of the primary demand drivers for apartment rentals– both surprised to the upside and helped counteract market jitters regarding overbuilding within the sector. Office occupancies remain relatively stable, but have not reached prior peak levels. This is one sector where new, speculative construction has been fairly broad-based, but successfully leased. Today's office tenants are flocking to modern, more functional space that affords a more enjoyable and efficient environment for their employees. Retail REITs continued to fight what is becoming a secular decline in fundamentals for traditional "bricks & mortar" storefronts. Another year of significant store closures and bankruptcy filings resulted in a weak 2018 for mall and shopping center owners, both operationally and in stock prices. Unprecedented demand for datacenter space shows no signs of diminishing, driven by increased cloud usage and virtualization and artificial intelligence needs.

Contributors and detractors

The Portfolio delivered a negative total return for the year, but finished in the top half of its peer group.

A consistent theme among Portfolio holdings has been a focus on companies we believe own well-located, high-quality properties that feature stable balance sheets; exhibit improving property fundamentals; and have above-average cash-flow growth prospects. Those general characteristics held true throughout 2018, but we increased the Portfolio's holdings in more "defensively" oriented companies in the latter stages of the year. Most notably, we increased exposure to owners of both net lease and healthcare properties. These types of companies tend to offer above-average dividends and feature very low, but stable cash flow growth.

From a property-type perspective, the Portfolio was overweight its benchmark index in owners of warehouses, data centers, single family homes and medical office/life science properties. The Portfolio was consistently underweight in shopping center and mall REITs, as well as hotel owners.

Significant contributors to performance included stock selection within the owners of net lease properties. The holdings within this sector were those who possessed above-average growth prospects, strong balance sheets, and attractive dividend growth forecasts. Avoidance of regional malls also contributed favorably to performance. Retail owners fared particularly poorly in 2018. An underweight to healthcare facilities owners was the primary detractor from performance. Despite persistently rising interest rates throughout much of the year, a supportive regulatory pronouncement for skilled nursing and surprisingly low impact from resolutions of troubled tenant leases ameliorated investor angst around weakening fundamentals. Ownership of a cell tower stock also constrained performance relative to the benchmark. Finally, being overweight single family home REITs throughout the year was a detractor from relative performance versus the benchmark, as companies within that sector struggled to contain rising operating costs.

Outlook

Entering 2019, the markets are clearly rattled. Higher volatility is intensifying the tightening of financial conditions and risks to growth are to the downside. The deceleration already in place is being amplified by lower market liquidity and the slowing pace of global gross domestic product (GDP) growth. Concerns of recession, coupled with continued worries about trade and tighter credit, could prompt companies and consumers to pull back, creating the downturn they fear. In spite of the obstacles facing the economy, we believe the expansion will continue through 2019, albeit more measured. The ingredients for a slowdown exist, but we do not think the conditions for a recession are in place. We believe employment is too robust and consumer spending too strong for the economy to contract in the next several quarters.

With regard to the current commercial real estate cycle, we continue to see stable operating conditions across the sector with few material concerns on the horizon. Bank lending, commercial construction, equity allocations, and overall pricing metrics remain much healthier than was often the case in previous cycle peaks. Simply moving into the later stages of this recovery does not mean sector fundamentals will turn negative. In fact, the prospect for re-acceleration of earnings growth for 2019 appears quite plausible if we avoid a sharp downturn in economic growth and corporate earnings materialize as expected.

The "bondification" of real estate has been bemoaned by many market participants as irrational, but has become current reality. Higher U.S. Treasury rates have finally materialized, and while share price gains for REITs have been muted, the results are far from the catastrophe many have predicted. We continue to believe that share price performance will be heavily influenced by macro events, with support coming from further employment gains and GDP growth while potentially rising borrowing costs, such as a rising 10-year U.S. Treasury yield, or a steepening yield curve could offer resistance. Should expectations for economic growth continue to further push U.S. Treasury rates higher, REIT stock prices will likely struggle.

Valuations of private market transactions continue to support REIT valuations, suggesting REITs currently trade at a discount to net asset value. REIT pricing compared to broader fixed income markets also looks attractive compared to historic averages, though in the context of broader equities REITs are more fairly priced compared to historic averages. We think that significant fund raising in real estate private equity funds suggests further support for real estate valuations.

Past performance is not a guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest-rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Securian Real Estate Securities.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	95.5%
Real Estate	95.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.5%

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Real Estate	Retail REITs
Alexandria Real Estate Equities, Inc.	Real Estate	Office REITs
AvalonBay Communities, Inc.	Real Estate	Residential REITs
Equinix, Inc.	Real Estate	Specialized REITs
Digital Realty Trust, Inc.	Real Estate	Specialized REITs
ProLogis, Inc.	Real Estate	Industrial REITs
Boston Properties, Inc.	Real Estate	Office REITs
HCP, Inc.	Real Estate	Health Care REITs
Camden Property Trust	Real Estate	Residential REITs
Sun Communities, Inc.	Real Estate	Residential REITs

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a) Effective April 30, 2018, the name of Advantus Real Estate Securities changed to Securian Real Estate Securities.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

SECURIAN REAL ESTATE SECURITIES



— Ivy VIP Securian Real Estate Securities (Class II)[1]	. . . .	$28,105
- - - FTSE Nareit Equity REITs Index[2]	. . . .	$31,382
• • • Wilshire US Real Estate Securities Index	. . . .	$32,201

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) The Portfolio's benchmark changed from Wilshire US Real Estate Securities Index, effective April 30, 2018. IICO believes that the FTSE Nareit Equity REITs Index is more reflective of the types of securities in which the Portfolio invests than the Wilshire US Real Estate Securities Index.

Average Annual Total Return[3]	Class II
1-year period ended 12-31-18	-5.57%
5-year period ended 12-31-18	7.19%
10-year period ended 12-31-18	10.89%

(3) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS SECURIAN REAL ESTATE SECURITIES *(in thousands)*

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Real Estate		
Diversified REITs – 3.8%		
Liberty Property Trust	15	$ 645
STORE Capital Corp.	24	668
		1,313
Health Care REITs – 10.9%		
HCP, Inc.	42	1,173
Healthcare Trust of America, Inc., Class A	26	658
Physicians Realty Trust	20	322
Ventas, Inc.	13	756
Welltower, Inc.	12	819
		3,728
Hotel & Resort REITs – 4.0%		
Hilton Worldwide Holdings, Inc.	3	244
Host Hotels & Resorts, Inc.	52	866
Sunstone Hotel Investors, Inc.	20	255
		1,365
Industrial REITs – 6.9%		
Duke Realty Corp.	34	883
ProLogis, Inc.	25	1,464
		2,347
Office REITs – 12.9%		
Alexandria Real Estate Equities, Inc.	15	1,694
Boston Properties, Inc.	11	1,283
Cousins Properties, Inc.	18	141
Douglas Emmett, Inc.	19	655
Kilroy Realty Corp.	9	560
SL Green Realty Corp.	1	87
		4,420
Residential REITs – 21.1%		
AvalonBay Communities, Inc.	9	1,612
Camden Property Trust	13	1,118
Equity Lifestyle Properties, Inc.	3	311
Equity Residential	15	958
Essex Property Trust, Inc.	4	945
Invitation Homes, Inc.	16	317
Sun Communities, Inc.	11	1,109
UDR, Inc.	21	840
		7,210
Retail REITs – 16.8%		
Agree Realty Corp.	12	733
Kite Realty Group Trust(A)	16	221
Macerich Co. (The)	19	827
National Retail Properties, Inc.	8	383
Realty Income Corp.	12	769
Regency Centers Corp.	9	509
Simon Property Group, Inc.	11	1,871
Weingarten Realty Investors	18	456
		5,769
Specialized REITs – 19.1%		
CubeSmart	15	442
CyrusOne, Inc.	15	798

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Digital Realty Trust, Inc.	14	$ 1,492
Equinix, Inc.	4	1,549
Extra Space Storage, Inc.	9	787
Four Corners Property Trust, Inc.	21	550
Public Storage, Inc.	5	932
		6,550
Total Real Estate – 95.5%		32,702
TOTAL COMMON STOCKS – 95.5%		$32,702
(Cost: $35,130)		

SHORT-TERM SECURITIES	Principal	
Master Note – 4.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(B)	$1,449	1,449
TOTAL SHORT-TERM SECURITIES – 4.2%		$ 1,449
(Cost: $1,449)		
TOTAL INVESTMENT SECURITIES – 99.7%		$ 34,151
(Cost: $36,579)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		112
NET ASSETS – 100.0%		$34,263

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$32,702	$ —	$—
Short-Term Securities	—	1,449	—
Total	$32,702	$1,449	$—

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy VIP Value, discusses positioning, performance and results for the fiscal year ended December 31, 2018. He has managed the Fund since 2003 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018	
Ivy VIP Value (Class II shares at net asset value)	-7.24%
Benchmark(s) and/or Morningstar and Lipper Categories	
Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	-8.27%
Morningstar Large Value Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-8.80%
Lipper Variable Annuity Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-9.78%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Key drivers

Calendar year 2018 saw the return of stock volatility punctuated by a sharp decline in the equity markets to close the year. Following a complacent 2017, large market swings returned and elevated fear amongst investors. While the economy, jobs and corporate earnings seemed to be holding fine, there were several contributing factors for this fear. The trade discussions with China seemed to lack direction, the Federal Reserve (Fed) Chairman Jerome Powell's hawkish pivot caused continued angst and the recent government shutdown added more clouds to an already stormy environment.

Looking forward, the question on investors' minds likely will be: how deep is the pullback? Are we simply slowing back down to normal after a year in which corporate profits rose 24%, or are we headed into something more severe such as a recession? We are carefully watching job creation and interest rates as clues to answer these questions.

The Russell 1000 Value Index, the Portfolio's benchmark, was down -8.27% for the calendar year. By comparison, Ivy VIP Value was down -7.24%. Value investing, while still lagging, has begun performing better relative to the growth indices. As usual, we try to ignore short-term fluctuations and keep our focus on the longer term.

Contributors and detractors

The Portfolio's best relative sector was health care, led by our investments in HCA Holdings, Inc., Humana, Inc. and Amgen, Inc. The next best sector was energy, where selective stock picking and a lack of compelling names led to a meaningful underweight, which proved beneficial. Our investment in Welltower, Inc., a medical office focused Real Estate Investment Trust (REIT), followed the health care stocks' lead and significantly outperformed the REIT sector.

The financials sector was the largest detractor, as four financial stocks cost the Portfolio nearly 0.03% of relative performance. The four underperforming holdings were Synchrony Financial and Capital One Financial Corp., in the credit card space, and State Street Corp. and Citigroup, Inc., in banking. There were very few spots to hide in financials as the sector underperformed the broad market by more than 0.05%.

The Portfolio does not attempt to make sector calls, but rather focuses primarily on stock selection. We seek to overweight or underweight sectors based on individual stock opportunity, with some limits to control risk or volatility. The Portfolio is currently overweight financials and consumer discretionary, where we find value and yield. We believe these sectors provide the greatest current opportunity to find good companies with repeatable business models generating high rates of free cash flow, and low stock prices relative to our estimation of each company's true intrinsic value. However, these were some of the weakest areas in 2018, particularly in the fourth quarter. The Portfolio is underweight consumer staples and telecommunications services, simply due to lack of compelling ideas.

Outlook

The U.S. economy has enjoyed a long successful run since the end of the 2008 recession. There was an additional boost with the tax cut in early 2018. Once you are at the top of the mountain sometimes the only way to go is down. Recent economic data supports the idea of a slowing economy but does not support the concept of a shrinking economy (recession). The current challenge will be for the Fed to tighten money policy back up, yet not slow the economy into contraction. The Fed has slowed its projection to indicate a likelihood of two interest rate hikes in 2019. Slowing the economy and inflation via interest rate hikes is a difficult job. We liken it to stepping on a rolling egg to stop it without breaking it. History shows a high probability of failure if interest rates rise too much thus helping create a recession. This is something we will watch carefully.

While the economic forces listed above are clearly important factors, our first approach is at the company level. We seek to find quality, growing companies whose stocks are trading below what we consider their intrinsic value. Oftentimes this is due to short-term negative factors, and we become larger owners of a company if we feel those negatives are about to dissipate. We continue to search for and make investments one company at a time and seek to benefit clients over the long run.

Past performance is no guarantee of future results. The value of the Portfolio's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Portfolio's manager, undervalued. The value of a security believed by the Portfolio's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Portfolio's prospectus.

The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy VIP Value.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	95.5%
Financials	24.9%
Health Care	12.0%
Information Technology	10.9%
Consumer Discretionary	8.3%
Energy	8.2%
Utilities	8.2%
Consumer Staples	8.1%
Industrials	7.3%
Communication Services	4.0%
Real Estate	3.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.5%

Top 10 Equity Holdings

Company	Sector	Industry
Citigroup, Inc.	Financials	Other Diversified Financial Services
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
Comcast Corp., Class A	Communication Services	Cable & Satellite
Broadcom Corp., Class A	Information Technology	Semiconductors
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Pfizer, Inc.	Health Care	Pharmaceuticals
CVS Caremark Corp.	Consumer Staples	Drug Retail
Welltower, Inc.	Real Estate	Health Care REITs
Energy Transfer L.P.	Energy	Oil & Gas Storage & Transportation
American Capital Agency Corp.	Financials	Mortgage REITs

See your advisor or www.ivyinvestments.com for more information on the Portfolio's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE
OF $10,000 INVESTMENT

VALUE

(UNAUDITED)



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class II
1-year period ended 12-31-18	-7.24%
5-year period ended 12-31-18	4.33%
10-year period ended 12-31-18	10.73%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2018

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 4.0%		
Comcast Corp., Class A	528	$ 17,961
Total Communication Services – 4.0%		**17,961**
Consumer Discretionary		
Apparel Retail – 0.7%		
Limited Brands, Inc.	126	3,237
Auto Parts & Equipment – 2.4%		
Magna International, Inc.	232	10,526
General Merchandise Stores – 2.6%		
Target Corp.	179	11,797
Home Improvement Retail – 2.6%		
Lowe's Co., Inc.	124	11,407
Total Consumer Discretionary – 8.3%		**36,967**
Consumer Staples		
Drug Retail – 3.6%		
CVS Caremark Corp.	249	16,301
Hypermarkets & Super Centers – 4.5%		
Wal-Mart Stores, Inc.	214	19,897
Total Consumer Staples – 8.1%		**36,198**
Energy		
Integrated Oil & Gas – 1.9%		
BP plc ADR	219	8,305
Oil & Gas Refining & Marketing – 2.8%		
Marathon Petroleum Corp.	213	12,569
Oil & Gas Storage & Transportation – 3.5%		
Energy Transfer L.P.	1,190	15,722
Total Energy – 8.2%		**36,596**
Financials		
Asset Management & Custody Banks – 2.7%		
State Street Corp.	193	12,160
Consumer Finance – 5.4%		
Capital One Financial Corp.	182	13,750
Synchrony Financial	434	10,191
		23,941
Life & Health Insurance – 2.9%		
MetLife, Inc.	313	12,864
Mortgage REITs – 3.3%		
American Capital Agency Corp.	850	14,905

COMMON STOCKS (Continued)	Shares	Value
Other Diversified Financial Services – 8.4%		
Citigroup, Inc.	389	$ 20,241
JPMorgan Chase & Co.	177	17,230
		37,471
Regional Banks – 2.2%		
KeyCorp	658	9,718
Total Financials – 24.9%		**111,059**
Health Care		
Biotechnology – 2.8%		
Amgen, Inc.	65	12,615
Health Care Facilities – 2.8%		
HCA Holdings, Inc.	101	12,544
Managed Health Care – 2.7%		
Humana, Inc.	41	11,774
Pharmaceuticals – 3.7%		
Pfizer, Inc.	380	16,574
Total Health Care – 12.0%		**53,507**
Industrials		
Aerospace & Defense – 2.3%		
Spirit AeroSystems Holdings, Inc.	143	10,280
Airlines – 2.4%		
Southwest Airlines Co.	228	10,588
Electrical Components & Equipment – 2.6%		
Eaton Corp.	169	11,583
Total Industrials – 7.3%		**32,451**
Information Technology		
Semiconductor Equipment – 2.7%		
Lam Research Corp.	86	11,765
Semiconductors – 5.9%		
Broadcom Corp., Class A	70	17,749
QUALCOMM, Inc.	152	8,627
		26,376
Systems Software – 2.3%		
Microsoft Corp.	103	10,411
Total Information Technology – 10.9%		**48,552**
Real Estate		
Health Care REITs – 3.6%		
Welltower, Inc.	231	16,062
Total Real Estate – 3.6%		**16,062**

COMMON STOCKS (Continued)	Shares	Value
Utilities		
Electric Utilities – 8.2%		
Duke Energy Corp.	118	$ 10,209
Exelon Corp.	283	12,782
Great Plains Energy, Inc.	236	13,425
		36,416
Total Utilities – 8.2%		**36,416**
TOTAL COMMON STOCKS – 95.5%		**$425,769**
(Cost: $440,835)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(A) – 3.1%		
E.I. du Pont de Nemours and Co., 2.720%, 1-10-19	$5,000	4,996
Sysco Corp., 2.500%, 1-2-19	4,000	3,999
Virginia Electric and Power Co., 2.700%, 1-14-19	5,000	4,995
		13,990
Master Note – 0.9%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19 (B)	4,069	4,069
United States Government Agency Obligations – 0.4%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.430%, 1-7-19 (B)	1,765	1,765
TOTAL SHORT-TERM SECURITIES – 4.4%		**$ 19,824**
(Cost: $19,825)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$445,593**
(Cost: $460,660)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		262
NET ASSETS – 100.0%		**$445,855**

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at December 31, 2018.

(B) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following written options were outstanding at December 31, 2018 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Broadcom, Inc.	N/A	Call	72	7	February 2019	$280.00	$ 27	$(19)
Duke Energy Corp.	N/A	Call	256	26	January 2019	90.00	27	(11)
Energy Transfer Equity L.P.	N/A	Call	1,613	161	January 2019	17.00	22	(4)
Wal-Mart Stores, Inc.	N/A	Call	191	19	January 2019	110.00	28	—*
Welltower, Inc.	N/A	Call	148	15	January 2019	72.50	11	(7)
							$115	$(41)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$425,769	$ —	$—
Short-Term Securities	—	19,824	—
Total	$425,769	$19,824	$—
Liabilities			
Written Options	$ 22	$ 19	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2018

(In thousands, except per share amounts)	Core Equity	Corporate Bond(1)	Global Bond	Global Equity Income(2)	Global Growth	Limited-Term Bond	Securian Real Estate Securities(3)	Value
ASSETS								
Investments in unaffiliated securities at value+^	$633,092	$539,589	$ 21,770	$ 283,241	$ 134,160	$ 538,517	$ 34,151	$445,593
Investments at Value	633,092	539,589	21,770	283,241	134,160	538,517	34,151	445,593
Cash	1	2	1	1	1	1	1	1
Investment securities sold receivable	4,631	26	—	1,618	—	—	—	—
Dividends and interest receivable	616	4,754	250	618	425	3,003	178	567
Capital shares sold receivable	7	—*	—*	3	3	599	—*	4
Receivable from affiliates	142	—	—	—	47	—	—	—
Unrealized appreciation on forward foreign currency contracts	127	—	—	—	—	—	—	—
Receivable from securities lending income – net	3	1	—*	7	1	—*	—	—
Prepaid and other assets	5	3	—*	1	2	1	—*	2
Total Assets	638,624	544,375	22,021	285,489	134,639	542,121	34,330	446,167
LIABILITIES								
Cash collateral on securities loaned at value	4,003	112	144	—	206	243	—	—
Investment securities purchased payable	7,651	—	—	1,702	—	—	—	—
Capital shares redeemed payable	299	235	32	89	76	164	57	185
Independent Trustees and Chief Compliance Officer fees payable	202	91	1	39	70	25	6	59
Distribution and service fees payable	4	4	—*	2	1	4	—*	3
Shareholder servicing payable	1	1	—*	—*	—*	1	—*	1
Investment management fee payable	12	7	—	5	3	7	1	9
Accounting services fee payable	13	12	1	8	5	12	2	10
Written options at value+	—	—	—	—	—	—	—	41
Other liabilities	6	5	1	8	4	3	1	4
Total Liabilities	12,191	467	179	1,853	365	459	67	312
Commitments and Contingencies (See Note 2 and Note 10)								
Total Net Assets	$626,433	$543,908	$ 21,842	$283,636	$134,274	$541,662	$34,263	$445,855
NET ASSETS								
Capital paid in (shares authorized – unlimited)	$ 593,946	$549,669	$23,002	$228,968	$ 35,561	$ 542,138	$36,034	$428,309
Accumulated distributable earnings gain (loss)	32,487	(5,761)	(1,160)	54,668	98,713	(476)	(1,771)	17,546
Total Net Assets	$626,433	$543,908	$ 21,842	$283,636	$134,274	$541,662	$34,263	$445,855
CAPITAL SHARES OUTSTANDING:								
Class II	57,992	105,973	4,543	41,158	15,496	112,015	5,190	78,399
NET ASSET VALUE PER SHARE:								
Class II	$ 10.80	$ 5.13	$ 4.81	$ 6.89	$ 8.67	$ 4.84	$ 6.60	$ 5.69
+COST								
Investments in unaffiliated securities at cost	$ 672,291	$550,308	$ 22,501	$ 313,543	$ 131,753	$ 541,572	$36,579	$460,660
Written options premiums received at cost	—	—	—	—	—	—	—	115
^Securities loaned at value	7,003	434	141	294	201	237	—	—

Not shown due to rounding.

(1)Effective April 30, 2018, the Portfolio's name changed from Bond to Corporate Bond.

(2)Effective April 30, 2018, the Portfolio's name changed from Dividend Opportunities to Global Equity Income.

(3)Effective April 30, 2018, the Portfolio's name changed from Advantus Real Estate Securities to Securian Real Estate Securities.

See Accompanying Notes to Financial Statements.

(In thousands)	Core Equity	Corporate Bond[1]	Global Bond	Global Equity Income[2]	Global Growth	Limited-Term Bond	Securian Real Estate Securities[3]	Value
INVESTMENT INCOME								
Dividends from unaffiliated securities	$ 8,939	$ 146	$ 16	$ 12,212	$ 4,465	$ 139	$ 1,042	$ 9,660
Foreign dividend withholding tax	(89)	—	—*	(538)	(294)	—	—	(42)
Interest and amortization from unaffiliated securities	495	19,088	874	295	113	13,837	12	332
Securities lending income—net	23	5	—*	48	5	1	—	—
Total Investment Income	9,368	19,239	890	12,017	4,289	13,977	1,054	9,950
EXPENSES								
Investment management fee	4,257	2,578	139	2,785	2,297	2,567	352	3,330
Distribution and service fees:								
Class II	1,520	1,357	55	994	675	1,295	98	1,189
Shareholder servicing:								
Class II	5	4	—*	3	2	4	—*	4
Custodian fees	23	11	2	28	31	8	7	10
Independent Trustees and Chief Compliance Officer fees	68	43	7	29	30	29	3	34
Accounting services fee	157	141	14	113	91	142	22	130
Professional fees	21	29	20	26	27	27	22	25
Other	39	34	11	53	39	21	16	39
Total Expenses	6,090	4,197	248	4,031	3,192	4,093	520	4,761
Less:								
Expenses in excess of limit	(289)	—	(138)	—	(135)	—	(35)	—
Total Net Expenses	5,801	4,197	110	4,031	3,057	4,093	485	4,761
Net Investment Income	3,567	15,042	780	7,986	1,232	9,884	569	5,189
REALIZED AND UNREALIZED GAIN (LOSS)								
Net realized gain (loss) on:								
Investments in unaffiliated securities	66,304	(9,986)	(137)	76,735	95,267	(3,611)	67	26,526
Futures contracts	1,362	—	—	—	204	—	—	—
Written options	—	—	—	—	—	—	—	691
Swap agreements	—	—	—	(223)	(346)	—	—	(450)
Forward foreign currency contracts	786	—	—	—	—	—	—	—
Foreign currency exchange transactions	20	—	1	93	49	—	—	—
Net change in unrealized appreciation (depreciation) on:								
Investments in unaffiliated securities	(117,128)	(15,819)	(699)	(123,778)	(83,797)	(1,036)	(2,818)	(66,878)
Written options	—	—	—	—	—	—	—	74
Swap agreements	—	—	—	—	—	—	—	17
Forward foreign currency contracts	433	—	—	—	—	—	—	—
Foreign currency exchange transactions	(1)	—	(1)	(1)	(42)	—	—	—
Net Realized and Unrealized Gain (Loss)	(48,224)	(25,805)	(836)	(47,174)	11,335	(4,647)	(2,751)	(40,020)
Net Increase (Decrease) in Net Assets Resulting from Operations	$(44,657)	$ (10,763)	$ (56)	$ (39,188)	$ 12,567	$ 5,237	$(2,182)	$ (34,831)

*Not shown due to rounding.

(1)Effective April 30, 2018, the Portfolio's name changed from Bond to Corporate Bond.

(2)Effective April 30, 2018, the Portfolio's name changed from Dividend Opportunities to Global Equity Income.

(3)Effective April 30, 2018, the Portfolio's name changed from Advantus Real Estate Securities to Securian Real Estate Securities.

See Accompanying Notes to Financial Statements.

(In thousands)	Core Equity Year ended 12-31-18	Core Equity Year ended 12-31-17	Corporate Bond[1] Year ended 12-31-18	Corporate Bond[1] Year ended 12-31-17	Global Bond Year ended 12-31-18	Global Bond Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,567	$ 1,800	$ 15,042	$ 10,259	$ 780	$ 706
Net realized gain (loss) on investments	68,472	33,743	(9,986)	1,319	(136)	(147)
Net change in unrealized appreciation (depreciation)	(116,696)	46,168	(15,819)	5,516	(700)	389
Net Increase (Decrease) in Net Assets Resulting from Operations	(44,657)	81,711	(10,763)	17,094	(56)	948
Distributions to Shareholders From:						
Net investment income:						
Class II		(1,910)		(6,801)		(630)
Net realized gains:						
Class II		(17,268)		(2,999)		—
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(35,537)		(11,579)		(626)	
Total Distributions to Shareholders	(35,537)	(19,178)	(11,579)	(9,800)	(626)	(630)
Capital Share Transactions	261,848	(37,436)	18,662	124,484	(642)	892
Net Increase (Decrease) in Net Assets	181,654	25,097	(3,680)	131,778	(1,324)	1,210
Net Assets, Beginning of Period	444,779	419,682	547,588	415,810	23,166	21,956
Net Assets, End of Period	$ 626,433	$ 444,779	$ 543,908	$547,588	$ 21,842	$ 23,166
Undistributed net investment income		$ 1,639		$ 10,765		$ 620

(In thousands)	Global Equity Income[2] Year ended 12-31-18	Global Equity Income[2] Year ended 12-31-17	Global Growth Year ended 12-31-18	Global Growth Year ended 12-31-17	Limited-Term Bond Year ended 12-31-18	Limited-Term Bond Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 7,986	$ 8,269	$ 1,232	$ 2,004	$ 9,884	$ 6,837
Net realized gain on investments	76,605	37,550	95,174	25,607	(3,611)	(219)
Net change in unrealized appreciation (depreciation)	(123,779)	29,124	(83,839)	66,321	(1,036)	(1,166)
Net Increase (Decrease) in Net Assets Resulting from Operations	(39,188)	74,943	12,567	93,932	5,237	5,452
Distributions to Shareholders From:						
Net investment income:						
Class II		(6,575)		(213)		(6,274)
Net realized gains:						
Class II		(16,978)		(11,360)		—
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(45,707)		(27,187)		(7,043)	
Total Distributions to Shareholders	(45,707)	(23,553)	(27,187)	(11,573)	(7,043)	(6,274)
Capital Share Transactions	(158,714)	(33,469)	(274,703)	(67,033)	100,680	48,843
Net Increase (Decrease) in Net Assets	(243,609)	17,921	(289,323)	15,326	98,874	48,021
Net Assets, Beginning of Period	527,245	509,324	423,597	408,271	442,788	394,767
Net Assets, End of Period	$ 283,636	$527,245	$ 134,274	$423,597	$541,662	$442,788
Undistributed net investment income		$ 8,375		$ 1,900		$ 7,149

(1)Effective April 30, 2018, the Portfolio's name changed from Bond to Corporate Bond.

(2)Effective April 30, 2018, the Portfolio's name changed from Dividend Opportunities to Global Equity Income.

See Accompanying Notes to Financial Statements.

(In thousands)	Securian Real Estate Securities[1]		Value	
	Year ended 12-31-18	Year ended 12-31-17	Year ended 12-31-18	Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 569	$ 630	$ 5,189	$ 6,592
Net realized gain (loss) on investments	67	2,745	26,767	13,832
Net change in unrealized appreciation (depreciation)	(2,818)	(952)	(66,787)	25,755
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,182)	2,423	(34,831)	46,179
Distributions to Shareholders From:				
Net investment income:				
Class II		(601)		(4,974)
Net realized gains:				
Class II		(5,614)		(6,746)
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class II	(3,316)		(20,089)	
Total Distributions to Shareholders	(3,316)	(6,215)	(20,089)	(11,720)
Capital Share Transactions	(3,612)	(1,653)	69,186	17,898
Net Increase (Decrease) in Net Assets	(9,110)	(5,445)	14,266	52,357
Net Assets, Beginning of Period	43,373	48,818	431,589	379,232
Net Assets, End of Period	$34,263	$43,373	$445,855	$431,589
Undistributed net investment income		$ 746		$ 7,913

(1)Effective April 30, 2018, the Portfolio's name changed from Advantus Real Estate Securities to Securian Real Estate Securities.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Core Equity							
Class II Shares							
Year ended 12-31-2018	$12.30	$0.07	$(0.53)	$(0.46)	$(0.06)	$(0.98)	$ (1.04)
Year ended 12-31-2017	10.67	0.05	2.09	2.14	(0.05)	(0.46)	(0.51)
Year ended 12-31-2016	11.75	0.05	0.32	0.37	(0.05)	(1.40)	(1.45)
Year ended 12-31-2015	14.18	0.05	(0.06)	(0.01)	(0.05)	(2.37)	(2.42)
Year ended 12-31-2014	15.13	0.05	1.24	1.29	(0.08)	(2.16)	(2.24)
Corporate Bond							
Class II Shares							
Year ended 12-31-2018	5.35	0.14	(0.24)	(0.10)	(0.11)	(0.01)	(0.12)
Year ended 12-31-2017	5.27	0.12	0.08	0.20	(0.08)	(0.04)	(0.12)
Year ended 12-31-2016	5.20	0.12	0.09	0.21	(0.13)	(0.01)	(0.14)
Year ended 12-31-2015	5.34	0.10	(0.09)	0.01	(0.15)	—	(0.15)
Year ended 12-31-2014	5.49	0.13	0.10	0.23	(0.21)	(0.17)	(0.38)
Global Bond							
Class II Shares							
Year ended 12-31-2018	4.96	0.17	(0.18)	(0.01)	(0.14)	—	(0.14)
Year ended 12-31-2017	4.89	0.15	0.06	0.21	(0.14)	—	(0.14)
Year ended 12-31-2016	4.74	0.16	0.17	0.33	(0.18)	—	(0.18)
Year ended 12-31-2015	5.05	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 12-31-2014	5.16	0.19	(0.18)	0.01	(0.12)	—	(0.12)
Global Equity Income							
Class II Shares							
Year ended 12-31-2018	8.58	0.16	(1.07)	(0.91)	(0.14)	(0.64)	(0.78)
Year ended 12-31-2017	7.79	0.13	1.03	1.16	(0.10)	(0.27)	(0.37)
Year ended 12-31-2016	7.82	0.11	0.40	0.51	(0.10)	(0.44)	(0.54)
Year ended 12-31-2015	9.05	0.09	(0.23)	(0.14)	(0.11)	(0.98)	(1.09)
Year ended 12-31-2014	9.04	0.12	0.71	0.83	(0.10)	(0.72)	(0.82)
Global Growth							
Class II Shares							
Year ended 12-31-2018	9.87	0.05	(0.58)	(0.53)	(0.05)	(0.62)	(0.67)
Year ended 12-31-2017	8.14	0.04	1.93	1.97	—*	(0.24)	(0.24)
Year ended 12-31-2016	8.68	0.01	(0.28)	(0.27)	(0.02)	(0.25)	(0.27)
Year ended 12-31-2015	8.84	0.02	0.31	0.33	(0.04)	(0.45)	(0.49)
Year ended 12-31-2014	9.81	0.09	0.01	0.10	(0.21)	(0.86)	(1.07)
Limited-Term Bond							
Class II Shares							
Year ended 12-31-2018	4.88	0.09	(0.05)	0.04	(0.08)	—	(0.08)
Year ended 12-31-2017	4.89	0.08	(0.01)	0.07	(0.08)	—	(0.08)
Year ended 12-31-2016	4.87	0.08	0.01	0.09	(0.07)	—	(0.07)
Year ended 12-31-2015	4.90	0.06	(0.02)	0.04	(0.07)	—	(0.07)
Year ended 12-31-2014	4.89	0.07	(0.02)	0.05	(0.03)	(0.01)	(0.04)
Securian Real Estate Securities							
Class II Shares							
Year ended 12-31-2018	7.64	0.10	(0.54)	(0.44)	(0.11)	(0.49)	(0.60)
Year ended 12-31-2017	8.40	0.11	0.27	0.38	(0.11)	(1.03)	(1.14)
Year ended 12-31-2016	8.98	0.10	0.25	0.35	(0.10)	(0.84)	(0.94)
Year ended 12-31-2015	9.59	0.10	0.31	0.41	(0.10)	(0.92)	(1.02)
Year ended 12-31-2014	7.90	0.10	2.20	2.30	(0.09)	(0.52)	(0.61)
Value							
Class II Shares							
Year ended 12-31-2018	6.44	0.07	(0.51)	(0.44)	(0.12)	(0.19)	(0.31)
Year ended 12-31-2017	5.93	0.11	0.61	0.72	(0.09)	(0.12)	(0.21)
Year ended 12-31-2016	6.15	0.08	0.49	0.57	(0.07)	(0.72)	(0.79)
Year ended 12-31-2015	7.39	0.06	(0.30)	(0.24)	(0.06)	(0.94)	(1.00)
Year ended 12-31-2014	7.82	0.05	0.71	0.76	(0.09)	(1.10)	(1.19)

*Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Core Equity								
Class II Shares								
Year ended 12-31-2018	$10.80	-4.51%	$626	0.95%	0.59%	1.00%	0.54%	99%
Year ended 12-31-2017	12.30	20.75	445	0.95	0.42	1.00	0.37	78
Year ended 12-31-2016	10.67	3.74	420	0.95	0.45	1.01	0.39	75
Year ended 12-31-2015	11.75	-0.69	454	0.95	0.38	1.00	0.33	60
Year ended 12-31-2014	14.18	9.68	505	0.95	0.34	1.00	0.29	57
Corporate Bond								
Class II Shares								
Year ended 12-31-2018	5.13	-1.90	544	0.77	2.77	—	—	63
Year ended 12-31-2017	5.35	4.01	548	0.78	2.32	—	—	66
Year ended 12-31-2016	5.27	4.03	416	0.79	2.17	—	—	84
Year ended 12-31-2015	5.20	0.20	280	0.78	1.87	—	—	59
Year ended 12-31-2014	5.34	4.34	310	0.78	2.43	—	—	28
Global Bond								
Class II Shares								
Year ended 12-31-2018	4.81	-0.18	22	0.50	3.52	1.12	2.90	37
Year ended 12-31-2017	4.96	4.27	23	0.50	3.08	1.12	2.46	49
Year ended 12-31-2016	4.89	7.04	22	0.50	3.28	1.13	2.65	18
Year ended 12-31-2015	4.74	-2.65	20	0.51	3.80	1.14	3.17	26
Year ended 12-31-2014	5.05	0.18	19	0.48	3.69	1.11	3.06	37
Global Equity Income								
Class II Shares								
Year ended 12-31-2018	6.89	-11.68	284	1.01	2.01	—	—	93
Year ended 12-31-2017	8.58	15.56	527	1.00	1.60	—	—	35
Year ended 12-31-2016	7.79	6.95	509	1.01	1.43	—	—	59
Year ended 12-31-2015	7.82	-2.06	515	1.00	1.14	—	—	50
Year ended 12-31-2014	9.05	9.84	511	1.00	1.33	—	—	42
Global Growth								
Class II Shares								
Year ended 12-31-2018	8.67	-6.27	134	1.13	0.46	1.18	0.41	40
Year ended 12-31-2017	9.87	24.52	424	1.14	0.47	1.17	0.44	54
Year ended 12-31-2016	8.14	-3.04	408	1.13	0.09	1.16	0.06	71
Year ended 12-31-2015	8.68	3.39	507	1.14	0.23	1.17	0.20	54
Year ended 12-31-2014	8.84	0.96	431	1.13	0.93	1.16	0.90	65
Limited-Term Bond								
Class II Shares								
Year ended 12-31-2018	4.84	0.78	542	0.79	1.91	—	—	53
Year ended 12-31-2017	4.88	1.40	443	0.80	1.62	—	—	55
Year ended 12-31-2016	4.89	1.94	395	0.81	1.53	—	—	60
Year ended 12-31-2015	4.87	0.87	385	0.80	1.31	—	—	44
Year ended 12-31-2014	4.90	0.97	474	0.80	1.38	—	—	34
Securian Real Estate Securities								
Class II Shares								
Year ended 12-31-2018	6.60	-5.57	34	1.24	1.45	1.33	1.36	71
Year ended 12-31-2017	7.64	5.39	43	1.22	1.38	1.31	1.29	73
Year ended 12-31-2016	8.39	4.26	49	1.20	1.26	1.29	1.17	79
Year ended 12-31-2015	8.98	4.78	47	1.19	1.10	1.28	1.01	57
Year ended 12-31-2014	9.59	30.17	52	1.21	1.16	1.30	1.07	81
Value								
Class II Shares								
Year ended 12-31-2018	5.69	-7.24	446	1.00	1.09	—	—	56
Year ended 12-31-2017	6.44	12.49	432	1.00	1.74	—	—	67
Year ended 12-31-2016	5.93	11.14	379	1.02	1.38	1.03	1.37	54
Year ended 12-31-2015	6.15	-3.91	384	0.99	0.91	1.00	0.90	74
Year ended 12-31-2014	7.39	10.94	416	1.00	0.72	1.01	0.71	76

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Core Equity, Corporate Bond (formerly known as Bond), Global Bond, Global Equity Income (formerly known as Dividend Opportunities), Global Growth, Limited-Term Bond, Securian Real Estate Securities (formerly known as Advantus Real Estate Securities) and Value (each, a "Portfolio") are eight series of the Trust and are the only series of the Trust included in these financial statements. The assets belonging to each Portfolio are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's NAV to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08 ("ASU 2017-08"), "Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 changed the amortization period for certain callable debt securities held at a premium. Specifically, it required the premium to be amortized to the earliest call date. The adoption of ASU 2017-08 had no impact on beginning net assets, the current period results from operations, or any prior period information presented in the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the year ended December 31, 2018, the Portfolios have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

In August 2018, U.S. Securities and Exchange Commission ("SEC") adopted amendments to certain financial statement disclosure requirements to conform them to GAAP for investment companies. These amendments made certain removals from, changes to and additions to existing disclosure requirements under Regulation S-X. These amendments became effective for filings made with the SEC after November 5, 2018. The Portfolios' adoption of these amendments, effective with the financial statements prepared as of December 31, 2018, required modified disclosures reflected herein, but had no effect on the Portfolios' net assets or results of operations.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 — Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 — Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 — Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of December 31, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations.

Forward Foreign Currency Contracts. All Portfolios are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Core Equity enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. All Portfolios are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Portfolio.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Core Equity invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Portfolio has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying instrument. With written options, there may be times when a Portfolio will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Value purchases and writes call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. All Portfolios are authorized to invest in swap agreements. Swap agreements are bilateraly negotiated agreements between a Portfolio and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over-the-counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Portfolio are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Portfolio may be required to deposit initial margin with a Clearing Member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Global Equity Income, Global Growth and Value enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Portfolio mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Portfolio and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Portfolio and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Portfolio's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Portfolio and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of December 31, 2018:

Assets

		Gross Amounts Not Offset on the Statement of Assets and Liabilities					
Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Core Equity							
Unrealized appreciation on forward foreign currency contracts[(1)]	$404	$—	$404	$—	$—	$—	$404

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2018:

		Assets		Liabilities	
Portfolio	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Core Equity	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$127		$—
Value	Equity		—	Written options at value	41

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended December 31, 2018:

		Net realized gain (loss) on:					
Portfolio	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Core Equity	Equity	$—	$ —	$1,362	$ —	$ —	$1,362
	Foreign currency	—	—	—	—	786	786
Global Equity Income	Equity	—	(223)	—	—	—	(223)
Global Growth	Equity	—	(346)	204	—	—	(142)
Value	Equity	—	(450)	—	691	—	241

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended December 31, 2018:

		Net change in unrealized appreciation (depreciation) on:					
Portfolio	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Core Equity	Foreign currency	$—	$—	$—	$—	$433	$433
Value	Equity	—	17	—	74	—	91

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended December 31, 2018, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Core Equity	$160	$—	$—	$ —	$—	$ —
Value	—	—	—	2,516	—	98

[1]Average absolute value of unrealized appreciation/depreciation during the period.
[2]Average value outstanding during the period.
[3]Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Core Equity	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Corporate Bond	0.475	0.475	0.450	0.400	0.400	0.400
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Equity Income	0.700	0.700	0.650	0.650	0.600	0.550
Global Growth	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Securian Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Value	0.700	0.700	0.650	0.650	0.600	0.550

IICO has voluntarily agreed to waive a Portfolio's investment management fee on any Portfolio that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

IICO has entered into a Subadvisory Agreement with the following entity on behalf of Securian Real Estate Securities:

Securian Asset Management, Inc. ("Securian") serves as subadvisor to Securian Real Estate Securities. The subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all applicable costs of the subadvisor.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Class II. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio may pay a service fee to W&R for Class II shares in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. IICO, the Portfolios' investment manager, IDI, the Portfolios' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Portfolios' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Portfolio and class expense limitations and related waivers/reimbursements for the year ended December 31, 2018 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Core Equity	Class II	Contractual	10-1-2016	4-30-2019	0.95%	$289	12b-1 Fees and/or Shareholder Servicing
Global Bond	Class II	Voluntary	N/A	N/A	N/A	$ 138[1]	Investment Management Fee
Global Growth	Class II	Contractual	10-1-2016	4-30-2019	1.13%	$ 135	12b-1 Fees and/or Shareholder Servicing
Securian Real Estate Securities	Class II	Contractual	12-3-2012	4-30-2019	N/A	$ 35[2]	Investment Management Fee

[1]For Portfolios managed solely by IICO, IICO has voluntarily agreed to waive its management fee for any day that a portfolio's net assets are less than $25 million, subject to IICO's right to change or modify this waiver.

[2]The Portfolio's investment management fee is being reduced by 0.09% of average daily net assets until April 30, 2019.

Any amounts due to the Portfolios as a reimbursement but not paid as of December 31, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2018.

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended December 31, 2018, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Core Equity	$ —	$768,752	$ —	$577,623
Corporate Bond	70,513	297,956	100,096	235,790
Global Bond	693	7,171	3,939	6,050
Global Equity Income	—	356,234	—	536,693
Global Growth	—	106,260	—	398,545
Limited-Term Bond	247,016	98,324	25,384	221,513
Securian Real Estate Securities	—	27,169	—	33,953
Value	—	306,186	—	252,890

8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Portfolios may lend their portfolio securities only to borrowers that are approved by the Portfolio's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Portfolio collateral consisting of cash or securities issued or guaranteed by the U.S. government. The initial collateral received by the Portfolio is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities. The collateral is maintained thereafter, at a market value equal to no less than 100% of the current value of the securities on loan. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Portfolio and any excess collateral is returned by the Portfolio on the next business day. During the term of the loan, the Portfolio is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Portfolio's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Portfolio's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Portfolio and the Portfolio does not have the ability to re-hypothecate these securities. The securities on loan for each Portfolio are also disclosed in its Schedule of Investments. The total value of any securities on loan as of December 31, 2018 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Portfolios from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Portfolio's securities lending positions and related cash and non-cash collateral received as of December 31, 2018:

Portfolio	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Core Equity	$7,003	$4,003	$3,160	$7,163
Corporate Bond	434	112	332	444
Global Bond	141	144	—	144
Global Equity Income	294	—	314	314
Global Growth	201	206	—	206
Limited-Term Bond	237	243	—	243

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Portfolios benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Portfolio could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

| | Core Equity | | | | Corporate Bond | | | |
| | Year ended 12-31-18 | | Year ended 12-31-17 | | Year ended 12-31-18 | | Year ended 12-31-17 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	27,121	$ 327,646	594	$ 6,694	20,518	$ 105,157	30,632	$163,526
Shares issued in reinvestment of distributions to shareholders:								
Class II	2,972	35,537	1,802	19,178	2,297	11,579	1,856	9,800
Shares redeemed:								
Class II	(8,275)	(101,335)	(5,559)	(63,308)	(19,109)	(98,074)	(9,177)	(48,842)
Net increase (decrease)	21,818	$ 261,848	(3,163)	$(37,436)	3,706	$ 18,662	23,311	$124,484

| | Global Bond | | | | Global Equity Income | | | |
| | Year ended 12-31-18 | | Year ended 12-31-17 | | Year ended 12-31-18 | | Year ended 12-31-17 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	665	$ 3,209	929	$ 4,578	2,705	$ 20,924	2,410	$ 19,445
Shares issued in reinvestment of distributions to shareholders:								
Class II	133	626	129	630	5,843	45,707	3,075	23,553
Shares redeemed:								
Class II	(928)	(4,477)	(876)	(4,316)	(28,835)	(225,345)	(9,452)	(76,467)
Net increase (decrease)	(130)	$ (642)	182	$ 892	(20,287)	$ (158,714)	(3,967)	$(33,469)

| | Global Growth | | | | Limited-Term Bond | | | |
| | Year ended 12-31-18 | | Year ended 12-31-17 | | Year ended 12-31-18 | | Year ended 12-31-17 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	1,061	$ 10,764	811	$ 7,333	40,811	$ 194,572	23,779	$ 116,247
Shares issued in reinvestment of distributions to shareholders:								
Class II	2,748	27,187	1,319	11,573	1,482	7,043	1,288	6,273
Shares redeemed:								
Class II	(31,245)	(312,654)	(9,326)	(85,939)	(21,008)	(100,935)	(15,069)	(73,677)
Net increase (decrease)	(27,436)	$(274,703)	(7,196)	$(67,033)	21,285	$100,680	9,998	$ 48,843

| | Securian Real Estate Securities | | | | Value | | | |
| | Year ended 12-31-18 | | Year ended 12-31-17 | | Year ended 12-31-18 | | Year ended 12-31-17 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	569	$ 3,987	664	$ 5,272	21,135	$ 132,306	13,536	$ 82,603
Shares issued in reinvestment of distributions to shareholders:								
Class II	509	3,316	857	6,215	3,219	20,089	2,016	11,720
Shares redeemed:								
Class II	(1,564)	(10,915)	(1,660)	(13,140)	(12,988)	(83,209)	(12,513)	(76,425)
Net increase (decrease)	(486)	$ (3,612)	(139)	$ (1,653)	11,366	$ 69,186	3,039	$ 17,898

10. COMMITMENTS

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At December 31, 2018, there were no outstanding bridge loan commitments.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2018 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Core Equity	$673,345	$20,398	$60,651	$(40,253)
Corporate Bond	550,310	3,289	14,010	(10,721)
Global Bond	22,501	77	808	(731)
Global Equity Income	313,697	8,950	39,406	(30,456)
Global Growth	131,863	16,605	14,308	2,297
Limited-Term Bond	541,589	1,632	4,704	(3,072)
Securian Real Estate Securities	36,770	686	3,305	(2,619)
Value	459,295	23,646	37,389	(13,743)

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2018 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Core Equity	$ 4,131	$ 68,811	$—	$—	$—
Corporate Bond	15,225	—	—	—	—
Global Bond	780	—	—	—	—
Global Equity Income	7,487	77,676	—	—	—
Global Growth	11,992	84,490	—	—	—
Limited-Term Bond	9,893	—	—	—	—
Securian Real Estate Securities	580	162	—	—	—
Value	4,439	26,756	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2018 and 2017 were as follows:

Portfolio	December 31, 2018		December 31, 2017	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Core Equity	$ 6,304	$29,233	$ 1,910	$17,268
Corporate Bond	11,579	—	8,771	1,029
Global Bond	626	—	630	—
Global Equity Income	10,709	34,998	6,575	16,978
Global Growth	6,600	20,587	213	11,360
Limited-Term Bond	7,043	—	6,274	—
Securian Real Estate Securities	1,197	2,119	687	5,528
Value	7,704	12,385	5,834	5,886

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2018, the capital loss carryforwards were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Core Equity	$ —	$ —
Corporate Bond	5,184	4,991
Global Bond	415	789
Global Equity Income	—	—
Global Growth	—	—
Limited-Term Bond	2,150	5,119
Securian Real Estate Securities	—	—
Value	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICS) and partnership transactions. At December 31, 2018, the following reclassifications were made:

Portfolio	Accumulated Distributable Earnings Gain (Loss)	Paid-In Capital
Core Equity	$—*	$—*
Corporate Bond	—	—
Global Bond	—	—
Global Equity Income	1	(1)
Global Growth	—	—
Limited-Term Bond	—	—
Securian Real Estate Securities	—	—
Value	5	(5)

Not shown due to rounding.

To the Shareholders and Board of Trustees of Ivy Variable Insurance Portfolios:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy VIP Core Equity, Ivy VIP Corporate Bond (formerly, Ivy VIP Bond), Ivy VIP Global Bond, Ivy VIP Global Equity Income (formerly, Ivy VIP Dividend Opportunities), Ivy VIP Global Growth, Ivy VIP Limited-Term Bond, Ivy VIP Securian Real Estate Securities (formerly, Ivy VIP Advantus Real Estate Securities), and Ivy VIP Value (the "Funds"), eight of the series constituting the Ivy Variable Insurance Portfolios, including the schedules of investments, as of December 31, 2018; the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds, as of December 31, 2018, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2018, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
February 15, 2019

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Portfolios hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations for the tax period ended December 31, 2018:

	Dividends Received Deduction for Corporations
Core Equity	$ 5,235,005
Corporate Bond	—
Global Bond	—
Global Equity Income	10,475,949
Global Growth	2,334,557
Limited-Term Bond	—
Securian Real Estate Securities	—
Value	7,703,943

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

Core Equity	$29,232,805
Corporate Bond	—
Global Bond	—
Global Equity Income	34,997,793
Global Growth	20,587,726
Limited-Term Bond	—
Securian Real Estate Securities	2,119,503[1]
Value	12,385,225

[1]Of this amount $69,408 is Unrecaptured 1250 Gain.

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. Each Portfolio elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
Global Equity Income	$362,773	$4,932,209

Each of the individuals listed below serves as a trustee for the Trust (28 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, the Ivy Funds (45 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy NextShares ("NextShares") (3 portfolios) and InvestEd Portfolios ("InvestEd") (6 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	1997	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (WRA Funds) (1997-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Trust: 2017 Fund Complex: 2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee; IVH; Trustee, NextShares; Trustee, InvestEd.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2015	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Independent Chairman, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Trustee/ Independent Chairman, Ivy Funds; Trustee/ Independent Chairman, IVH; Trustee/ Independent Chairman, NextShares; Trustee/ Independent Chairman, InvestEd.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Trust: 2017 Fund Complex: 2002	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	1996	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	Trustee, WRA Funds (1996-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Trust: 2017 Fund Complex: 2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Lead Director, Northwestern Mutual Funds (2003-2017); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Trust: 2017 Fund Complex: 1999	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.

** Each noted Trustee became a Trustee (and, as applicable, an officer) in the year reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).*

Interested Trustee

Mr. Herrmann is "interested" by virtue of his former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), a subsidiary of Waddell & Reed, Inc. (Waddell & Reed), as well as by virtue of his personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

Name and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Henry J. Herrmann 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).	Director, WDR, (1998 to present), IICO (2002-2016), WRIMCO (1991-2016), WISC (2001-2016), W&R Capital Management Group, Inc. (2008-2016) and WRI (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed and IDI (2018 to present).
Joseph W. Kauten 1969	Vice President	2009	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present).
	Treasurer	2009	2006	
	Principal Financial Officer	2009	2007	
Philip J. Sanders 1959	President	2016	2006	CEO of WDR (2016 to present); President, CEO and Chairman of IICO and WRIMCO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011 to present); CIO of IICO and WRIMCO (2010 to present).
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO and WRIMCO (2006 to present).
	Chief Compliance Officer	2009	2004	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present).
John E. Sundeen, Jr. 1960	Vice President	2009	2006	Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO (2016 to present).

* *This is the date when the Officer first became an officer of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).*

At a meeting of the Board of Trustees (the "Board") for the Ivy Variable Insurance Portfolios (the "Trust") held on August 14th and 15th, 2018, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreement between IICO and Securian Asset Management, Inc. (the "Subadviser") with respect to Ivy VIP Securian Real Estate Securities, Ivy VIP Pathfinder Moderate — Managed Volatility, Ivy VIP Pathfinder Moderately Aggressive — Managed Volatility, Ivy VIP Pathfinder Moderately Conservative — Managed Volatility. The Management Agreement and the Investment Subadvisory Agreement are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadviser, profitability (including any fall-out benefits) from IICO's and the Subadviser's relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and the Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2018. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 14-15, 2018 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and the Subadviser, taking into account the large amount of materials produced by IICO and the Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO has been undertaking for itself, the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and the Subadviser, as well as the other services provided to the Funds by IICO and the Subadviser (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and the Subadviser, noting the resources that each has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and the Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or the Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, the Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or the Investment Subadvisory Agreement with the Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen, although the Board took into account that the overall assets of the Funds have fallen during the prior year. Additionally, in that regard, the Board considered the significant number of initiatives that IICO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and the Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2018, approximately 15% of the funds in the Fund Complex (including the Funds) were in the top quartile of performance and 33% of such funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 49% of such funds were in the top two quartiles in the one-year period, and that 31% of all such funds had improving performance in their one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the funds, on average, were 4% below the average total expenses of their respective Broadridge Expense Group peers and flat compared to the average total expenses for their Broadridge Expense Universes. The management fees for the funds were 4% over the average management fees of their respective Broadridge Expense Group peers and 6% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the funds' shareholders generally are benefitting from lower expenses as the funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, as well as in fund mergers, which could help drive down expenses, both of which can benefit the funds' investors.

Finally, the report also examined the fees that IICO retains on funds that are subadvised by unaffiliated subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

Ivy Distributors, Inc., the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Ivy") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Ivy, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Ivy is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Ivy, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Ivy.

Information Collected

In order to tailor available financial products to your specific needs, Ivy may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Ivy may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Ivy may disclose information it collects from applications and other forms, as described above, we at Ivy also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Ivy may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Ivy has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Ivy and your financial advisor leaves Ivy to join a firm that has likewise entered the Protocol, Ivy may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Ivy, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1-888-923-3355 and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Equity Income

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Growth

Mid Cap Growth

Small Cap Core

Small Cap Growth

Value

Fixed Income Portfolios

Corporate Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate — Managed Volatility

Pathfinder Moderately Aggressive — Managed Volatility

Pathfinder Moderately Conservative — Managed Volatility

Science and Technology

Securian Real Estate Securities



Ivy INVESTMENTS®

VARIABLE INSURANCE PORTFOLIOS

Annual Report

DECEMBER 31, 2018

Ivy Variable Insurance Portfolios

Pathfinder Aggressive	Class II
Pathfinder Conservative	Class II
Pathfinder Moderate	Class II
Pathfinder Moderately Aggressive	Class II
Pathfinder Moderately Conservative	Class II
Pathfinder Moderate — Managed Volatility	Class II
Pathfinder Moderately Aggressive — Managed Volatility	Class II
Pathfinder Moderately Conservative — Managed Volatility	Class II
Government Money Market	Class II

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), you may not be receiving paper copies of the Fund's annual or semi-annual shareholder reports by mail, unless you specifically request paper copies of the reports from the insurance company that offers your variable annuity or variable life insurance contract or from your financial intermediary. Instead of delivering paper copies of the report, the insurance company may choose to make the reports available on a website, and will notify you by mail each time a shareholder report is posted and provide you with a website link to access the report. Instructions for requesting paper copies will be provided by your insurance company.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the insurance company or your financial intermediary electronically by following the instructions provided by the insurance company or by contacting your financial intermediary.

You may elect to receive all future Fund shareholder reports in paper free of charge from the insurance company. You can inform the insurance company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by following the instructions provided by the insurance company or by contacting your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract with the insurance company.

CONTENTS IVY VIP



DECEMBER 31, 2018 (UNAUDITED)

Philip J. Sanders, CFA

Dear Shareholder,

While most of the fiscal year remained relatively calm, dramatic market volatility returned in the final quarter of 2018. The U.S. stock market, which had hit record highs during 2018, concluded the year with the worst quarter for U.S. equities since 2011 and the S&P 500 Index was down 6.24% over the 12-month period. As the year progressed, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors.

The U.S. economy is likely to finish 2018 with the strongest growth rate since the Great Recession that began 10 years ago. Our optimism is tempered somewhat for 2019 as we forecast U.S. gross domestic product (GDP) growth stabilizing around 2.5% with the possibility of further deceleration during the year.

The U.S. Federal Reserve (Fed) has indicated that short-term interest rates are close to what it believes to be neutral, meaning that policy is neither loose nor restrictive. We believe slower economic growth and lower oil prices will keep inflation well contained in early 2019, which is why the Fed decided to take a more dovish tone and ease its pace of quarterly rate hikes. Our base case belief is the Fed will raise rates once, possibly twice, in 2019.

The deterioration in eurozone economic data seems to be waning following an agreement between the U.S. and European Union (EU) to discuss a reduction in tariffs on industrial goods. Brexit negotiations between the U.K. and EU continue to be choppy, which has caused some delays in anticipated capital spending for the eurozone. While we believe the two parties will come to a resolution for the U.K.'s exit from the EU, the ongoing negotiations may cause lingering economic tumult until a deal can be reached.

Emerging markets faced multiple headwinds over the year, namely a strong dollar, China's focus on deleveraging and regulations, trade wars, volatile energy prices and increased geopolitical risks. By comparison, U.S. equities benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

The U.S.-China trade negotiations remain front and center for many emerging market economies. Any resolution to trade disputes would be critical not just for China, but also its Asian trading counterparts like South Korea and Taiwan. As such, we are cautiously optimistic for a status quo on the trade war without further escalations. We believe China has started loosening policy on the domestic front and we anticipate an easing of regulatory, monetary and fiscal policy as well, which should be supportive of the domestic economy. We believe emerging markets continue to offer a sound longer term fundamental outlook; however, market volatility is likely to persist until there is more clarity surrounding potential risks.

Overall, volatility was the name of the game across the fiscal year. Several forces conspired to create this environment, including macro events like the global trade slowdown and tightening monetary policy, as well as the staggering of the FAANG (Facebook, Apple, Amazon, Netflix and Google-parent Alphabet) stocks, which have been a major equities catalyst over the past couple of years.

Looking ahead, we believe the markets are likely to remain choppy for some time, although the landscape should present more selective opportunities, with greater emphasis on the fundamentals and quality of asset classes and sectors.

We believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Economic Snapshot

	12/31/18	12/31/17
S&P 500 Index	2,506.85	2,673.61
MSCI EAFE Index	1,719.88	2,050.79
10-Year Treasury Yield	2.69%	2.40%
U.S. unemployment rate	3.9%	4.1%
30-year fixed mortgage rate	4.55%	3.99%
Oil price per barrel	$45.41	$60.42

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy VIP Portfolios, the Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative Portfolios (collectively, the "Pathfinder Portfolios") and the Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility Portfolios (collectively, the "Managed Volatility Portfolios") will indirectly bear their pro rata share of the expenses incurred by the underlying funds. These expenses are not included in the Pathfinder Portfolios' or Managed Volatility Portfolios' annualized expense ratios or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2018.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses for each share class. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses for each share class based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

(UNAUDITED)

Portfolio	Actual(1) Beginning Account Value 6-30-18	Actual(1) Ending Account Value 12-31-18	Actual(1) Expenses Paid During Period*	Hypothetical(2) Beginning Account Value 6-30-18	Hypothetical(2) Ending Account Value 12-31-18	Hypothetical(2) Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Pathfinder Aggressive							
Class II	$1,000	$ 920.60	$0.38	$1,000	$1,024.84	$0.40	0.07%
Pathfinder Conservative							
Class II	$1,000	$ 966.00	$0.29	$1,000	$ 1,024.91	$0.30	0.06%
Pathfinder Moderate							
Class II	$1,000	$ 942.80	$ 0.19	$1,000	$1,025.05	$0.20	0.03%
Pathfinder Moderately Aggressive							
Class II	$1,000	$ 931.20	$ 0.19	$1,000	$1,025.05	$0.20	0.03%
Pathfinder Moderately Conservative							
Class II	$1,000	$ 954.30	$0.20	$1,000	$1,024.98	$0.20	0.04%
Pathfinder Moderate — Managed Volatility							
Class II	$1,000	$ 946.50	$ 1.07	$1,000	$1,024.07	$ 1.11	0.22%
Pathfinder Moderately Aggressive — Managed Volatility							
Class II	$1,000	$ 936.10	$ 1.26	$1,000	$1,023.90	$ 1.32	0.26%
Pathfinder Moderately Conservative — Managed Volatility							
Class II	$1,000	$ 958.00	$ 1.47	$1,000	$ 1,023.74	$ 1.52	0.29%
Government Money Market							
Class II	$1,000	$1,008.80	$ 2.01	$1,000	$ 1,023.19	$2.02	0.40%

**Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2018, and divided by 365.*

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustrations are based on ongoing costs only.



F. Chace Brundige



Aaron D. Young



W. Jeffery Surles

Below, F. Chace Brundige, CFA, Aaron D. Young and W. Jeffery Surles, CFA, portfolio managers of each of the five Ivy VIP Pathfinder Portfolios and the three Ivy VIP Pathfinder Managed Volatility Portfolios, discuss positioning, performance and results for the fiscal year ended December 31, 2018. Mr. Brundige has 25 years of industry experience and has managed each VIP Pathfinder Portfolio and VIP Pathfinder Managed Volatility Portfolio since June 2016. Mr. Young has 13 years of industry experience and has managed the Portfolios since October 2016. Mr. Surles has 17 years of industry experience and has managed the Portfolios since February 2018. Co-Portfolio Manager Cynthia Prince-Fox retired from the company in April 2018. Since the Ivy VIP Pathfinder Managed Volatility Portfolios' inception, Securian Asset Management, Inc., has served as the subadvisor for the volatility management strategy. Craig Stapleton, CFA, has 16 years of industry experience and has managed the volatility management strategy since inception. Merlin Erickson, with 26 years of industry experience, and Jeremy Gogos, Ph.D., CFA, with 6 years of industry experience, have managed the strategy since December 2017. Advantus Capital Management changed its name to Securian Asset Management, Inc., effective April 30, 2018.

Fiscal Year Performance

For the 12 Months Ended December 31, 2018

Ivy VIP Pathfinder Aggressive	-4.27%
55% Russell 3000 Index + 30% MSCI EAFE Index + 15% Bloomberg Barclays U.S. Universal Bond Index	-6.97%
Ivy VIP Pathfinder Conservative	-1.93%
35% Russell 3000 Index + 35% Bloomberg Barclays U.S. Universal Bond Index + 20% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 10% MSCI EAFE Index	-2.83%
Ivy VIP Pathfinder Moderate	-3.90%
45% Russell 3000 Index + 25% Bloomberg Barclays U.S. Universal Bond Index + 20% MSCI EAFE Index + 10% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	-4.89%
Ivy VIP Pathfinder Moderately Aggressive	-4.71%
50% Russell 3000 Index + 25% MSCI EAFE Index + 20% Bloomberg Barclays U.S. Universal Bond Index + 5% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	-5.93%
Ivy VIP Pathfinder Moderately Conservative	-2.67%
40% Russell 3000 Index + 30% Bloomberg Barclays U.S. Universal Bond Index + 15% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 15% MSCI EAFE Index	-3.86%
Ivy VIP Pathfinder Moderately Conservative — Managed Volatility	-2.90%
40% Russell 3000 Index + 30% Bloomberg Barclays U.S. Universal Bond Index + 15% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 15% MSCI EAFE Index	-3.86%
Ivy VIP Pathfinder Moderate — Managed Volatility	-4.00%
45% Russell 3000 Index + 25% Bloomberg Barclays U.S. Universal Bond Index + 20% MSCI EAFE Index + 10% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	-4.89%
Ivy VIP Pathfinder Moderately Aggressive — Managed Volatility	-4.75%
50% Russell 3000 Index + 25% MSCI EAFE Index + 20% Bloomberg Barclays U.S. Universal Bond Index + 5% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	-5.93%

Index Performance

Russell 3000 Index	-5.24%
(generally reflects the performance of the largest 3,000 U.S. companies representing approximately 98% of the investable U.S. equity market)	
Bloomberg Barclays U.S. Universal Bond Index	-0.26%
(generally reflects the performance of USD-denominated, taxable bonds that are rated either investment grade or high yield)	
MSCI EAFE Index	-13.79%
(generally reflects the performance of equity securities across 21 developed market countries in Europe, Australasia and the Far East)	
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	1.38%
(generally reflects the performance of Treasuries, agencies, publicly issued U.S. corporate and foreign debentures and secured notes with at least one but less than five years to maturity)	

| S&P 500 Index* | -4.38% |
| (generally reflects the performance of large-capitalization U.S. stocks) | |

| Bloomberg Barclays U.S. Aggregate Bond Index* | 0.01% |
| (generally reflects the performance of most U.S.-traded investment grade bonds) | |

| Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index* | 1.83% |
| (generally reflects the performance of investment-grade Treasury bills, representing cash) | |

Multiple indexes are shown because the Portfolios invest in multiple asset classes.

* Prior to April 30, 2018, one or more Portfolios compared its performance to these indexes. Effective April 30, 2018, the Portfolio changed the funds it held (Underlying Funds) and, as a result, no longer compares performance to these benchmark indexes.

Past performance is not a guarantee of future results. For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found in this report.

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, each Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Variable Insurance Portfolios.

Economic growth concerns

Following very robust returns in 2017, the Pathfinder Portfolios generally assumed a more neutral allocation – reducing the anticipated total risk and tracking error of each Portfolio relative to its benchmarks in anticipation of a shift to a higher volatility market regime where stock selection might play a more important role than broad market valuation expansion. We believe this positioned the Portfolios well going into 2018 for what turned out to be a rather volatile year of equity returns.

A mixture of factors drove market volatility in 2018: tightening by the U.S. Federal Reserve (Fed), disturbing trade rhetoric, U.S. government shutdown, Brexit concerns, continued fiscal challenges in the European Union, and slower growth in China and emerging markets generally, to name a few.

Dealing with volatile year

Following a particularly difficult fourth quarter for markets, each Pathfinder Portfolio completed the fiscal year with a single-digit negative return. However, given the allocation changes made in late 2017 and during 2018, each Portfolio outperformed its respective blended benchmark during the period.

We made three significant thematic allocation shifts in the Pathfinder Portfolios in mid-2018 which benefited their performance relative to the performance of their respective blended benchmarks:

• We shortened the duration of the fixed income exposure and moved into higher quality credit exposure, seeking to benefit from the increase in interest rates in the front-end of the yield curve while mitigating interest rate risk and credit risk should inflation accelerate or should credit conditions deteriorate.

• In equities, we shifted away from an emphasis on growth equity styles and assumed a more neutral stance with respect to growth versus value, which proved helpful as growth underperformed in the second half of 2018.

• We de-emphasized international equity exposure in the middle of 2018, which helped the Portfolios' relative performance versus the blended benchmark as international equities generally underperformed domestic equities during the period.

Balanced but cautious outlook

We believe the state of the U.S. economy, while slowing, remains in good condition. Unemployment is quite low, wages are rising, inflation remains at moderate levels and oil prices have fallen, which can benefit consumer spending. The Fed has been tightening monetary policy, but real rates remain rather low, potentially diminishing the risk that the Fed has significantly overtightened as in previous cycles.

Myriad other risk factors remain. The combined effects of Fed rates hikes with balance sheet run-off will have to be monitored closely given a difficult global environment where no other major central banks are tightening and U.S. dollar strength is a mitigating factor on corporate earnings growth. We think the global trade issue is also a major threat to earnings, which could negatively impact equity markets. In addition, we think the outlook for global growth has worsened, given recent weakness in leading economic indicators, although China is attempting to stimulate its economy, which may reinvigorate demand.

However, the market has begun discounting many of these risk factors and stocks are significantly cheaper than they were in the third quarter of the fiscal year. If markets experience relief in the trade war, looser monetary policy, a softer dollar or a reacceleration of growth, we think valuations would again improve as sentiment has worsened to a point that sometimes signifies capitulation.

Given this balanced but cautious outlook, the Portfolios remain positioned with slightly lower anticipated total risk relative to their respective blended benchmarks. Equity allocations are rather neutral with respect to geography, industry and style, such that we believe the most significant driver of our relative returns will be our underlying active managers' ability to add alpha through security selection in more volatile markets. The fixed income portion is allocated to slightly shorter duration and higher-quality securities that may offer a diversification benefit to the equity allocation if markets experience a continued risk-off scenario.

Past performance is not a guarantee of future results. As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment.

The ability of each Portfolio to meet its investment objective depends both on the allocation of its assets among the Underlying Funds and the ability of those funds to meet their respective investment objectives. Each Portfolio's share price will likely change daily based on the performance of the Underlying Funds in which it invests. In general, each Portfolio is subject to the same risks as those of the Underlying Funds it holds. Because the Portfolios are weighted toward Underlying Funds that invest in stocks, both U.S. and foreign, including mid cap and small cap stocks, as well as bonds and short-term instruments, the Portfolios are more subject to the risks associated with those investments.

Securian Asset Management, Inc., may be unsuccessful in managing volatility, and there is a risk that the Ivy VIP Managed Volatility Portfolios may experience a high level of volatility in their returns. The Portfolios' holdings are subject to price volatility, and the Portfolios may not be any less volatile than the market as a whole and could be more volatile. In addition, there can be no guarantee that the Portfolios will achieve their goal of managing the volatility of their equity returns. Furthermore, while the management of volatility seeks competitive returns with more consistent volatility, the management of volatility does not ensure that the Portfolios will deliver competitive returns. Additionally, even if successful, the Portfolios' management of volatility may also generally result in the Portfolios' NAV increasing to a lesser degree than the markets (for example, in a rising market with relatively high volatility) or decreasing to a greater degree than the market (for example, in a declining market with relatively low volatility). The Portfolios' managed volatility strategy may expose the Portfolios to losses (some of which may be sudden) to which it would not have otherwise been exposed if invested only in Underlying Funds. Additionally, the derivatives used by Securian Asset Management to hedge the value of the Portfolios are not identical to the Underlying Funds, and as a result, the Portfolios' investment in derivatives may decline in value at the same time as the Portfolios' investment in Underlying Funds. Securian Asset Management does not intend to attempt to manage the volatility of the Portfolios' fixed-income returns. It is possible that the fixed-income portion of the Portfolios, whose volatility would not be managed by the volatility management strategy, could become more volatile than the equity portion of the Portfolios.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any Ivy VIP Pathfinder Portfolio or Ivy VIP Pathfinder Portfolio — Managed Volatility.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Pathfinder Aggressive – Asset Allocation

Ivy VIP International Core Equity, Class II	17.6%
Ivy VIP Growth, Class II	12.3%
Ivy VIP Core Equity, Class II	12.0%
Ivy VIP Value, Class II	11.9%
Ivy VIP Global Equity Income, Class II	11.8%
Ivy VIP Limited-Term Bond, Class II	10.4%
Ivy VIP Corporate Bond, Class II	9.4%
Ivy VIP Mid Cap Growth, Class I	8.4%
Ivy VIP Small Cap Growth, Class I	2.4%
Ivy VIP Small Cap Core, Class II	1.2%
Ivy VIP High Income, Class I	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.6%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	15.4%
Ivy VIP International Core Equity, Class II	14.8%
Ivy VIP Corporate Bond, Class II	11.6%
Ivy VIP Growth, Class II	11.2%
Ivy VIP Core Equity, Class II	10.9%
Ivy VIP Value, Class II	10.8%
Ivy VIP Global Equity Income, Class II	9.9%
Ivy VIP Mid Cap Growth, Class I	7.6%
Ivy VIP Government Money Market, Class II	3.1%
Ivy VIP Small Cap Growth, Class I	2.2%
Ivy VIP High Income, Class I	1.3%
Ivy VIP Small Cap Core, Class II	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

Pathfinder Conservative – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	24.4%
Ivy VIP Government Money Market, Class II	18.3%
Ivy VIP Corporate Bond, Class II	15.9%
Ivy VIP Growth, Class II	7.2%
Ivy VIP Core Equity, Class II	7.1%
Ivy VIP Value, Class II	7.0%
Ivy VIP International Core Equity, Class II	5.8%
Ivy VIP Mid Cap Growth, Class I	4.9%
Ivy VIP Global Equity Income, Class II	3.8%
Ivy VIP High Income, Class I	2.5%
Ivy VIP Small Cap Growth, Class I	1.4%
Ivy VIP Small Cap Core, Class II	0.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Pathfinder Moderately Conservative – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	22.2%
Ivy VIP Corporate Bond, Class II	13.7%
Ivy VIP Government Money Market, Class II	13.3%
Ivy VIP International Core Equity, Class II	8.7%
Ivy VIP Growth, Class II	8.6%
Ivy VIP Core Equity, Class II	8.4%
Ivy VIP Value, Class II	8.3%
Ivy VIP Global Equity Income, Class II	5.9%
Ivy VIP Mid Cap Growth, Class I	5.8%
Ivy VIP High Income, Class I	2.3%
Ivy VIP Small Cap Growth, Class I	1.6%
Ivy VIP Small Cap Core, Class II	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.4%

Pathfinder Moderate – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	19.8%
Ivy VIP Corporate Bond, Class II	11.8%
Ivy VIP International Core Equity, Class II	11.7%
Ivy VIP Growth, Class II	9.9%
Ivy VIP Core Equity, Class II	9.6%
Ivy VIP Value, Class II	9.6%
Ivy VIP Government Money Market, Class II	8.3%
Ivy VIP Global Equity Income, Class II	7.9%
Ivy VIP Mid Cap Growth, Class I	6.7%
Ivy VIP Small Cap Growth, Class I	1.9%
Ivy VIP High Income, Class I	1.8%
Ivy VIP Small Cap Core, Class II	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

Pathfinder Moderate – Managed Volatility – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	19.2%
Ivy VIP Corporate Bond, Class II	11.5%
Ivy VIP International Core Equity, Class II	11.4%
Ivy VIP Growth, Class II	9.6%
Ivy VIP Core Equity, Class II	9.4%
Ivy VIP Value, Class II	9.3%
Ivy VIP Government Money Market, Class II	8.1%
Ivy VIP Global Equity Income, Class II	7.7%
Ivy VIP Mid Cap Growth, Class I	6.5%
Ivy VIP Small Cap Growth, Class I	1.9%
Ivy VIP High Income, Class I	1.7%
Ivy VIP Small Cap Core, Class II	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.8%

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Pathfinder Moderately Aggressive – Managed Volatility – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	15.1%
Ivy VIP International Core Equity, Class II	14.5%
Ivy VIP Corporate Bond, Class II	11.3%
Ivy VIP Growth, Class II	10.9%
Ivy VIP Core Equity, Class II	10.7%
Ivy VIP Value, Class II	10.6%
Ivy VIP Global Equity Income, Class II	9.7%
Ivy VIP Mid Cap Growth, Class I	7.4%
Ivy VIP Government Money Market, Class II	3.1%
Ivy VIP Small Cap Growth, Class I	2.1%
Ivy VIP High Income, Class I	1.3%
Ivy VIP Small Cap Core, Class II	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

Pathfinder Moderately Conservative – Managed Volatility – Asset Allocation

Ivy VIP Limited-Term Bond, Class II	21.6%
Ivy VIP Corporate Bond, Class II	13.4%
Ivy VIP Government Money Market, Class II	13.0%
Ivy VIP International Core Equity, Class II	8.5%
Ivy VIP Growth, Class II	8.3%
Ivy VIP Core Equity, Class II	8.2%
Ivy VIP Value, Class II	8.1%
Ivy VIP Global Equity Income, Class II	5.7%
Ivy VIP Mid Cap Growth, Class I	5.7%
Ivy VIP High Income, Class I	2.2%
Ivy VIP Small Cap Growth, Class I	1.6%
Ivy VIP Small Cap Core, Class II	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.9%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy VIP Pathfinder Aggressive (Class II)[1]	$24,636
Blended Index+	$25,707
Russell 3000 Index	$14,884
MSCI EAFE Index	$18,452
Bloomberg Barclays U.S. Universal Bond Index	$12,295
S&P 500 Index[2]	$34,303
Bloomberg Barclays U.S. Aggregate Bond Index[2]	$14,075
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index[2]	$10,347

Growth of 10K

+The Blended Benchmark is computed using a combination of 55% Russell 3000 Index + 30% MSCI EAFE Index + 15% Bloomberg Barclays U.S. Universal Bond Index.



Ivy VIP Pathfinder Conservative (Class II)[1]	$17,682
Blended Index++	$20,198
Russell 3000 Index	$14,884
Bloomberg Barclays U.S. Universal Bond Index	$12,295
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,295
MSCI EAFE Index	$18,452
S&P 500 Index[2]	$34,303
Bloomberg Barclays U.S. Aggregate Bond Index[2]	$14,075
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index[2]	$10,347

Growth of 10K

++The Blended Benchmark is computed using a combination of 35% Russell 3000 Index + 35% Bloomberg Barclays U.S. Universal Bond Index + 20% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 10% MSCI EAFE Index.

See footnotes on page 13.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

PATHFINDER PORTFOLIOS

(UNAUDITED)



Ivy VIP Pathfinder Moderate (Class II)[1]	$20,697
Blended Index[+++]	$22,884
Russell 3000 Index	$14,884
Bloomberg Barclays U.S. Universal Bond Index	$12,295
MSCI EAFE Index	$18,452
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,295
S&P 500 Index[2]	$34,303
Bloomberg Barclays U.S. Aggregate Bond Index[2]	$14,075
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index[2]	$10,347

Growth of 10K

+++The Blended Benchmark is computed using a combination of 45% Russell 3000 Index + 25% Bloomberg Barclays U.S. Universal Bond Index + 20% MSCI EAFE Index+ 10%Bloomberg Barclays 1-5 Year U.S. Government/Credit Index.



Ivy VIP Pathfinder Moderately Aggressive (Class II)[1]	$22,371
Blended Index[++++]	$24,280
Russell 3000 Index	$14,884
MSCI EAFE Index	$18,452
Bloomberg Barclays U.S. Universal Bond Index	$12,295
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,295
S&P 500 Index[2]	$34,303
Bloomberg Barclays U.S. Aggregate Bond Index[2]	$14,075
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index[2]	$10,347

Growth of 10K

++++The Blended Benchmark is computed using a combination of 50% Russell 3000 Index + 25% MSCI EAFE Index + 20% Bloomberg Barclays U.S. Universal Bond Index+5% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index.

See footnotes on page 13.

(UNAUDITED)



Ivy VIP Pathfinder Moderately Conservative (Class II)[1]	$19,226
Blended Index[+++++]	$21,522
Russell 3000 Index	$14,884
Bloomberg Barclays U.S. Universal Bond Index	$12,295
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,295
MSCI EAFE Index	$18,452
S&P 500 Index[2]	$34,303
Bloomberg Barclays U.S. Aggregate Bond Index[2]	$14,075
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index[2]	$10,347

Growth of 10K

+++++The Blended Benchmark is computed using a combination of 40% Russell 3000 Index + 30% Bloomberg Barclays U.S. Universal Bond Index + 15% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 15% MSCI EAFE Index.

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2)Prior to April 30, 2018, the Portfolio compared its performance to these indexes. Effective April 30, 2018, the Portfolio changed the underlying funds held by the Portfolio. Going forward, the Portfolio will show its performance compared to other, more applicable benchmark indexes and will no longer compare its performance to these indexes.

Average Annual Total Return[3]	Pathfinder Aggressive Class II	Pathfinder Conservative Class II	Pathfinder Moderate Class II	Pathfinder Moderately Aggressive Class II	Pathfinder Moderately Conservative Class II
1-year period ended 12-31-18	-4.27%	-1.93%	-3.90%	-4.71%	-2.67%
5-year period ended 12-31-18	4.81%	2.97%	3.62%	4.00%	3.35%
10-year period ended 12-31-18	9.44%	5.87%	7.55%	8.39%	6.75%

(3)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

PATHFINDER PORTFOLIOS

(UNAUDITED)



Ivy VIP Pathfinder Mngd Volatility Moderate (Class II)[1]	$12,352
Blended Index^	$13,388
Russell 3000 Index	$16,031
Bloomberg Barclays U.S. Universal Bond Index	$11,566
MSCI EAFE Index	$11,391
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$10,742
S&P 500 Index[2]	$16,430
Bloomberg Barclays U.S. Aggregate Bond Index[2]	$11,421
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index[2]	$10,299

Growth of 10K

^ The Blended Benchmark is computed using a combination of 45% Russell 3000 Index + 25% Bloomberg Barclays U.S. Universal Bond Index + 20% MSCI EAFE Index + 10% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index.



Ivy VIP Pathfinder Mngd Volatility Moderate Agg (Class II)[1]	$12,600
Blended Index^^	$13,635
Russell 3000 Index	$16,031
MSCI EAFE Index	$11,391
Bloomberg Barclays U.S. Universal Bond Index	$11,566
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$10,742
S&P 500 Index[2]	$16,430
Bloomberg Barclays U.S. Aggregate Bond Index[2]	$11,421
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index[2]	$10,299

Growth of 10K

^^ The Blended Benchmark is computed using a combination of 50% Russell 3000 Index + 25% MSCI EAFE Index + 20% Bloomberg Barclays U.S. Universal Bond Index + 5% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index.

See footnotes on page 15.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)


Ivy VIP Pathfinder Mngd Volatility Moderate Cons (Class II)(1) $11,978
Blended Index^^^ $13,136
Russell 3000 Index $16,031
Bloomberg Barclays U.S. Universal Bond Index $11,566
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index $10,742
MSCI EAFE Index $11,391
S&P 500 Index(2) $16,430
Bloomberg Barclays U.S. Aggregate Bond Index(2) $11,421
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index(2) $10,299
$30,000
$20,000
$10,000
$0
8-1 2013
12-31 2013
12-31 2014
12-31 2015
12-31 2016
12-31 2017
12-31 2018

Growth of 10K

^^^The Blended Benchmark is computed using a combination of 40% Russell 3000 Index + 30% Bloomberg Barclays U.S. Universal Bond Index + 15% Bloomberg Barclays 1-5 Year U.S. Government/Credit Index + 15% MSCI EAFE Index.

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2)Prior to April 30, 2018, the Portfolio compared its performance to these indexes. Effective April 30, 2018, the Portfolio changed the underlying funds held by the Portfolio. Going forward, the Portfolio will show its performance compared to other, more applicable benchmark indexes and will no longer compare its performance to these indexes.

Average Annual Total Return(3)	Pathfinder Moderate – Managed Volatility Class II	Pathfinder Moderately Aggressive – Managed Volatility Class II	Pathfinder Moderately Conservative – Managed Volatility Class II
1-year period ended 12-31-18	-4.00%	-4.75%	-2.90%
5-year period ended 12-31-18	2.82%	3.08%	2.42%
10-year period ended 12-31-18	—	—	—
Since inception of Portfolio(4) through 12-31-18	3.98%	4.36%	3.39%

(3)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(4)8-1-13 Pathfinder Moderate—Managed Volatility, 8-1-13 Pathfinder Moderately Aggressive—Managed Volatility and 8-1-13 Pathfinder Moderately Conservative—Managed Volatility (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

DECEMBER 31, 2018

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	655	$ 7,076
Ivy VIP Corporate Bond, Class II ...	1,078	5,534
Ivy VIP Global Equity Income, Class II	1,006	6,934
Ivy VIP Growth, Class II	658	7,248
Ivy VIP High Income, Class I	177	593
Ivy VIP International Core Equity, Class II	706	10,354
Ivy VIP Limited-Term Bond, Class II	1,263	6,107
Ivy VIP Mid Cap Growth, Class I ...	444	4,929
Ivy VIP Small Cap Core, Class II ...	51	687
Ivy VIP Small Cap Growth, Class I ..	182	1,397
Ivy VIP Value, Class II	1,236	7,031
TOTAL AFFILIATED MUTUAL FUNDS – 98.4%		$57,890

(Cost: $65,689)

SHORT-TERM SECURITIES	Principal	
Master Note—1.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 986	986
TOTAL SHORT-TERM SECURITIES – 1.7%		$ 986

(Cost: $986)

TOTAL INVESTMENT SECURITIES – 100.1%		$58,876

(Cost: $66,675)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(86)

NET ASSETS – 100.0%		$58,790

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$57,890	$ —	$—
Short-Term Securities	—	986	—
Total	$57,890	$986	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	613	$ 6,619
Ivy VIP Corporate Bond, Class II	2,898	14,876
Ivy VIP Global Equity Income, Class II	523	3,607
Ivy VIP Government Money Market, Class II	17,079	17,079
Ivy VIP Growth, Class II	615	6,774
Ivy VIP High Income, Class I	692	2,315
Ivy VIP International Core Equity, Class II	367	5,387
Ivy VIP Limited-Term Bond, Class II	4,731	22,879
Ivy VIP Mid Cap Growth, Class I	415	4,609
Ivy VIP Small Cap Core, Class II	48	643
Ivy VIP Small Cap Growth, Class I ...	170	1,305
Ivy VIP Value, Class II	1,157	6,580
TOTAL AFFILIATED MUTUAL FUNDS – 99.0%		$92,673

(Cost: $99,488)

SHORT-TERM SECURITIES	Principal	
Master Note—1.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 906	906
TOTAL SHORT-TERM SECURITIES – 1.0%		$ 906

(Cost: $906)

TOTAL INVESTMENT SECURITIES – 100.0%		$93,579

(Cost: $100,394)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		—*

NET ASSETS – 100.0%		$93,579

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS PATHFINDER PORTFOLIOS *(in thousands)*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$92,673	$ —	$—
Short-Term Securities	—	906	—
Total	$92,673	$906	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	6,268	$ 67,706
Ivy VIP Corporate Bond, Class II	16,128	82,778
Ivy VIP Global Equity Income, Class II	8,026	55,312
Ivy VIP Government Money Market, Class II	58,192	58,192
Ivy VIP Growth, Class II	6,290	69,319
Ivy VIP High Income, Class I	3,714	12,425
Ivy VIP International Core Equity, Class II	5,635	82,603
Ivy VIP Limited-Term Bond, Class II	28,715	138,854
Ivy VIP Mid Cap Growth, Class I	4,246	47,154
Ivy VIP Small Cap Core, Class II	487	6,576
Ivy VIP Small Cap Growth, Class I	1,738	13,358
Ivy VIP Value, Class II	11,831	67,285
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$ 701,562
(Cost: $763,645)		

SHORT-TERM SECURITIES	Principal	
Master Note—0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 1,006	1,006
TOTAL SHORT-TERM SECURITIES – 0.1%		$ 1,006
(Cost: $1,006)		
TOTAL INVESTMENT SECURITIES – 100.0%		$702,568
(Cost: $764,651)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		18
NET ASSETS – 100.0%		$702,586

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$701,562	$ —	$—
Short-Term Securities	—	1,006	—
Total	$701,562	$1,006	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

DECEMBER 31, 2018

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	8,468	$ 91,470
Ivy VIP Corporate Bond, Class II . .	18,935	97,186
Ivy VIP Global Equity Income, Class II	12,046	83,015
Ivy VIP Government Money Market, Class II	26,203	26,203
Ivy VIP Growth, Class II	8,499	93,670
Ivy VIP High Income, Class I	3,186	10,657
Ivy VIP International Core Equity, Class II	8,457	123,967
Ivy VIP Limited-Term Bond, Class II	26,766	129,432
Ivy VIP Mid Cap Growth, Class I . . .	5,737	63,711
Ivy VIP Small Cap Core, Class II . . .	658	8,884
Ivy VIP Small Cap Growth, Class I	2,348	18,049
Ivy VIP Value, Class II	15,983	90,893

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%	$ 837,137

(Cost: $921,213)

SHORT-TERM SECURITIES	Principal	
Master Note—0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 1,484	1,484

TOTAL SHORT-TERM SECURITIES – 0.2%	$ 1,484

(Cost: $1,484)

TOTAL INVESTMENT SECURITIES – 100.1%	$838,621

(Cost: $922,697)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%	(704)

NET ASSETS – 100.0%	$ 837,917

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$837,137	$ —	$—
Short-Term Securities	—	1,484	—
Total	$837,137	$1,484	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	1,587	$ 17,141
Ivy VIP Corporate Bond, Class II . .	5,496	28,210
Ivy VIP Global Equity Income, Class II	1,742	12,005
Ivy VIP Government Money Market, Class II	27,363	27,363
Ivy VIP Growth, Class II	1,592	17,548
Ivy VIP High Income, Class I	1,382	4,622
Ivy VIP International Core Equity, Class II	1,223	17,928
Ivy VIP Limited-Term Bond, Class II	9,402	45,466
Ivy VIP Mid Cap Growth, Class I . . .	1,075	11,937
Ivy VIP Small Cap Core, Class II . . .	123	1,665
Ivy VIP Small Cap Growth, Class I	440	3,382
Ivy VIP Value, Class II	2,996	17,036

TOTAL AFFILIATED MUTUAL FUNDS – 99.6%	$204,303

(Cost: $220,975)

SHORT-TERM SECURITIES	Principal	
Master Note—0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 843	843

TOTAL SHORT-TERM SECURITIES – 0.4%	$ 843

(Cost: $843)

TOTAL INVESTMENT SECURITIES – 100.0%	$ 205,146

(Cost: $221,818)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%	102

NET ASSETS – 100.0%	$205,248

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

DECEMBER 31, 2018

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds . . .	$204,303	$ —	$—
Short-Term Securities	—	843	—
Total	$204,303	$843	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Moderate – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	5,262	$ 56,845
Ivy VIP Corporate Bond, Class II . .	13,521	69,399
Ivy VIP Global Equity Income, Class II	6,737	46,423
Ivy VIP Government Money Market, Class II	48,794	48,794
Ivy VIP Growth, Class II	5,279	58,177
Ivy VIP High Income, Class I	3,115	10,420
Ivy VIP International Core Equity, Class II	4,730	69,330
Ivy VIP Limited-Term Bond, Class II	24,077	116,427
Ivy VIP Mid Cap Growth, Class I . . .	3,566	39,599
Ivy VIP Small Cap Core, Class II . . .	409	5,525
Ivy VIP Small Cap Growth, Class I	1,460	11,220
Ivy VIP Value, Class II	9,935	56,503

TOTAL AFFILIATED MUTUAL FUNDS – 97.2%		**$588,662**

(Cost: $639,900)

SHORT-TERM SECURITIES	Principal	
Commercial Paper(A)—0.3%		
CVS Health Corp., 2.700%, 1-2-19	$ 2,114	2,114
Master Note—1.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(B)	6,789	6,789
United States Government Agency Obligations—1.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): 2.430%, 1-7-19(B)	6,651	6,651
		6,651

TOTAL SHORT-TERM SECURITIES – 2.5%		**$ 15,554**

(Cost: $15,554)

TOTAL INVESTMENT SECURITIES – 99.7%		**$ 604,216**

(Cost: $655,454)

CASH AND OTHER ASSETS, NET OF LIABILITIES(C) – 0.3%		**1,613**

NET ASSETS – 100.0%		**$605,829**

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at December 31, 2018.

(B) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Cash of $1,525 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at December 31, 2018 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation
E-mini Russell 2000 Index	Short	24	3-15-19	1	$ (1,619)	$ 107
S&P 500 Index	Short	48	3-15-19	12	(30,062)	655
					$ (31,681)	$762

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds . .	$588,662	$ —	$—
Short-Term Securities	—	15,554	—
Total	$588,662	$15,554	$—
Futures Contracts	$ 762	$ —	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

DECEMBER 31, 2018

Pathfinder Moderately Aggressive – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	829	$ 8,959
Ivy VIP Corporate Bond, Class II	1,853	9,511
Ivy VIP Global Equity Income, Class II	1,180	8,129
Ivy VIP Government Money Market, Class II	2,565	2,565
Ivy VIP Growth, Class II	832	9,171
Ivy VIP High Income, Class I	312	1,043
Ivy VIP International Core Equity, Class II	828	12,140
Ivy VIP Limited-Term Bond, Class II	2,620	12,668
Ivy VIP Mid Cap Growth, Class I	562	6,241
Ivy VIP Small Cap Core, Class II	64	870
Ivy VIP Small Cap Growth, Class I . . .	230	1,768
Ivy VIP Value, Class II	1,566	8,903
TOTAL AFFILIATED MUTUAL FUNDS – 97.7%		**$81,968**

(Cost: $91,651)

SHORT-TERM SECURITIES	Principal	
Master Note—2.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 1,803	1,803
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 1,803**

(Cost: $1,803)

TOTAL INVESTMENT SECURITIES – 99.8%	**$ 83,771**

(Cost: $93,454)

CASH AND OTHER ASSETS, NET OF LIABILITIES(B) – 0.2%	196
NET ASSETS – 100.0%	**$83,967**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Cash of $284 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at December 31, 2018 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation
E-mini Russell 2000 Index	Short	4	3-15-19	—*	$ (270)	$ 16
S&P 500 Index	Short	9	3-15-19	2	(5,637)	195
					$(5,907)	$ 211

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$81,968	$ —	$—
Short-Term Securities	—	1,803	—
Total	$81,968	$1,803	$—
Futures Contracts	$ 211	$ —	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Pathfinder Moderately Conservative – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy VIP Core Equity, Class II	550	$ 5,938
Ivy VIP Corporate Bond, Class II	1,901	9,756
Ivy VIP Global Equity Income, Class II	603	4,157
Ivy VIP Government Money Market, Class II	9,464	9,464
Ivy VIP Growth, Class II	551	6,076
Ivy VIP High Income, Class I	478	1,599
Ivy VIP International Core Equity, Class II	424	6,208
Ivy VIP Limited-Term Bond, Class II	3,252	15,726
Ivy VIP Mid Cap Growth, Class I	373	4,137
Ivy VIP Small Cap Core, Class II	43	577
Ivy VIP Small Cap Growth, Class I . . .	153	1,172
Ivy VIP Value, Class II	1,038	5,903
TOTAL AFFILIATED MUTUAL FUNDS – 97.1%		**$ 70,713**

(Cost: $76,359)

SHORT-TERM SECURITIES	Principal	
Master Note—2.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19(A)	$ 1,946	1,946
TOTAL SHORT-TERM SECURITIES – 2.7%		**$ 1,946**

(Cost: $1,946)

TOTAL INVESTMENT SECURITIES – 99.8%	**$72,659**

(Cost: $78,305)

CASH AND OTHER ASSETS, NET OF LIABILITIES(B) – 0.2%	177
NET ASSETS – 100.0%	**$72,836**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Cash of $254 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at December 31, 2018 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amounts	Value	Unrealized Appreciation
E-mini Russell 2000 Index	Short	4	3-15-19	—*	$ (270)	$ 9
S&P 500 Index	Short	8	3-15-19	2	(5,010)	109
					$(5,280)	$ 118

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$70,713	$ —	$—
Short-Term Securities	—	1,946	—
Total	$70,713	$1,946	$—
Futures Contracts	$ 118	$ —	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of Ivy VIP Government Money Market, discusses positioning, performance and results for the fiscal year ended December 31, 2018. She has managed the Portfolio for 20 years and has 32 years of industry experience.

The Portfolio's fiscal year ended on December 31, 2018 with short-term rates higher than the prior fiscal year end due to four 0.25-percentage point rate increases by the Federal Reserve (Fed) in March, June, September and December. The Fed continued to drain liquidity from the economy, a process that began in December 2015, albeit at a gradual pace. The economy showed continued signs of improvement, causing the upward move in rates. During the fiscal year, money markets were positively affected by the increase in short-term rates.

The Fed continued its higher rate path

The Portfolio's fiscal year started with the federal funds rate between 1.25-1.50% and ended with the rate between 2.25-2.50% following the four rate increases during the year. The rate increases have provided the money markets with a positive investment environment. It is anticipated that the Fed will pause the tightening process in 2019, due to the anticipation of a stabilization of the economy and a reduced prospect of the economy overheating. The market implication is for short rates to remain stable for a good part of 2019. We have monitored the Treasury bill market and will continue to monitor this market, as it has been affected by flows and decisions by the U.S. government regarding the debt ceiling. As a result, we will manage the Portfolio based on the interest rate environment, closely monitoring any potential rate changes or external effects on the money markets and adjusting investments accordingly.

The transformation of the money market fund industry by the final amendments to Rule 2a-7 under the Investment Company Act of 1940, which became effective October 14, 2016, affected the Portfolio in several ways. The Portfolio, as a government money market fund, is restricted by the Securities and Exchange Commission (SEC) to invest in only U.S. government or U.S. government-backed securities. These securities tend to yield a lower rate of interest compared to corporate money market securities. The restriction to government investments can affect the overall performance of the Portfolio. The SEC liquidity requirement that 30% of the Portfolio mature in seven days or less can affect the overall yield as well, because the shortest maturities tend to carry the lowest rates of interest. Lastly, the Portfolio's move to a "government money market fund" has changed the way it is managed with credit quality generally not factoring into the equation.

Staying the course

This past fiscal year, we invested a minimum of 99.5% of the Portfolio's total assets in government securities, cash, and/or repurchase agreements that are collateralized fully, per SEC regulations for government money market funds. The Portfolio has been structured to comply with the "know your investor" mandate, such that a short average maturity is maintained to provide ample liquidity for our investors. We anticipate continuing to use short floating-rate securities in the coming fiscal year as part of our liquidity management of the Portfolio.

We have managed the Portfolio to comply with all SEC regulations that apply to "government money market funds" since the conversion of the Portfolio in 2016. The SEC reformed money fund regulations in 2010 and further modified those regulations in July 2014 in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we seek to maintain daily and weekly liquidity levels according to those regulations, to provide for the liquidity needs of our shareholders. We intend to continue to manage the Portfolio in a prudent manner and in accordance with SEC regulations for "government money market funds."

You could lose money by investing in Ivy VIP Government Money Market. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Portfolio's sponsor has no legal obligation to provide financial support to the Portfolio, and you should not expect that the sponsor will provide financial support to the Portfolio at any time.

Interest rate increases can cause the price of a money market security to decrease. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease. Portfolio shares are not guaranteed by the U.S. Government. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Corporate Obligations	0.5%
Master Note	0.5%
United States Government Agency Obligations	99.3%
Cash and Other Assets (Net of Liabilities)	0.2%

SCHEDULE OF INVESTMENTS GOVERNMENT MONEY MARKET *(in thousands)*

DECEMBER 31, 2018

CORPORATE OBLIGATIONS	Principal	Value
Master Note		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1-7-19 (A)	$ 1,177	$ 1,177
Total Master Note—0.5%		1,177
TOTAL CORPORATE OBLIGATIONS – 0.5%		$ 1,177
(Cost: $1,177)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations—99.3%		
Federal Home Loan Bank, 2.100%, 1-2-19	95,409	95,404
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.470%, 1-2-19 (A)	1,310	1,310
2.430%, 1-7-19 (A)	48,767	48,767
2.440%, 1-7-19 (A)	13,779	13,779
2.450%, 1-7-19 (A)	66,435	66,435
2.470%, 1-7-19 (A)	11,646	11,645
		237,340
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 99.3%		$237,340
(Cost: $237,340)		
TOTAL INVESTMENT SECURITIES – 99.8%		$ 238,517
(Cost: $238,517)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		419
NET ASSETS – 100.0%		$238,936

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$ 1,177	$—
United States Government Agency Obligations	—	237,340	—
Total	$—	$ 238,517	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2018

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate – Managed Volatility	Pathfinder Moderately Aggressive – Managed Volatility	Pathfinder Moderately Conservative – Managed Volatility
ASSETS								
Investments in unaffiliated securities at value+	$ 986	$ 906	$ 1,006	$ 1,484	$ 843	$ 15,554	$ 1,803	$ 1,946
Investments in affiliated securities at value+	57,890	92,673	701,562	837,137	204,303	588,662	81,968	70,713
Investments at Value	58,876	93,579	702,568	838,621	205,146	604,216	83,771	72,659
Cash	1	1	1	1	1	1	1	1
Restricted cash	—	—	—	—	—	1,525	284	254
Investment securities sold receivable	14	93	493	15	156	—	—	—
Dividends and interest receivable	2	2	2	2	1	32	4	5
Capital shares sold receivable	24	—*	4	1	—*	386	—	—
Prepaid and other assets	1	1	9	12	3	7	1	1
Total Assets	58,918	93,676	703,077	838,652	205,307	606,167	84,061	72,920
LIABILITIES								
Capital shares redeemed payable	118	86	418	647	34	67	42	29
Independent Trustees and Chief Compliance Officer fees payable	7	8	61	73	19	16	3	2
Shareholder servicing payable	—*	—*	1	1	1	1	—*	—*
Investment management fee payable	—	—	—	—	—	3	—*	—*
Accounting services fee payable	2	2	10	12	4	9	2	2
Variation margin payable	—	—	—	—	—	240	45	40
Other liabilities	1	1	1	2	1	2	2	11
Total Liabilities	128	97	491	735	59	338	94	84
Total Net Assets	$58,790	$93,579	$702,586	$ 837,917	$205,248	$605,829	$83,967	$72,836
NET ASSETS								
Capital paid in (shares authorized – unlimited)	$59,264	$93,577	$689,207	$ 819,562	$ 203,581	$ 613,293	$ 86,123	$73,596
Accumulated distributable earnings gain (loss)	(474)	2	13,379	18,355	1,667	(7,464)	(2,156)	(760)
Total Net Assets	$58,790	$93,579	$702,586	$ 837,917	$205,248	$605,829	$83,967	$72,836
CAPITAL SHARES OUTSTANDING:								
Class II	12,773	19,355	143,819	168,159	41,908	113,589	16,300	14,042
NET ASSET VALUE PER SHARE:								
Class II	$ 4.60	$ 4.83	$ 4.89	$ 4.98	$ 4.90	$ 5.33	$ 5.15	$ 5.19
+COST								
Investments in unaffiliated securities at cost	$ 986	$ 906	$ 1,006	$ 1,484	$ 843	$ 15,554	$ 1,803	$ 1,946
Investments in affiliated securities at cost	65,689	99,488	763,645	921,213	220,975	639,900	91,651	76,359

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

IVY VIP

AS OF DECEMBER 31, 2018

(In thousands, except per share amounts)	Government Money Market
ASSETS	
Investments in unaffiliated securities at value+	$ 238,517
Investments at Value	238,517
Cash	1
Investment securities sold receivable	23
Dividends and interest receivable	478
Capital shares sold receivable	528
Prepaid and other assets	1
Total Assets	239,548
LIABILITIES	
Capital shares redeemed payable	90
Distributions payable	459
Independent Trustees and Chief Compliance Officer fees payable	49
Shareholder servicing payable	1
Investment management fee payable	2
Accounting services fee payable	7
Other liabilities	4
Total Liabilities	612
Total Net Assets	$238,936
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$238,909
Accumulated distributable earnings gain	27
Total Net Assets	$238,936
CAPITAL SHARES OUTSTANDING:	
Class II	238,913
NET ASSET VALUE PER SHARE:	
Class II	$ 1.00
+COST	
Investments in unaffiliated securities at cost	$ 238,517

See Accompanying Notes to Financial Statements.

26   ANNUAL REPORT   2018

FOR THE YEAR ENDED DECEMBER 31, 2018

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate – Managed Volatility	Pathfinder Moderately Aggressive – Managed Volatility	Pathfinder Moderately Conservative – Managed Volatility
INVESTMENT INCOME								
Dividends from affiliated securities	$ 1,801	$ 2,039	$ 18,748	$ 23,606	$ 4,988	$ 13,504	$ 2,084	$ 1,519
Interest and amortization from unaffiliated securities	20	21	19	18	18	399	47	43
Total Investment Income	1,821	2,060	18,767	23,624	5,006	13,903	2,131	1,562
EXPENSES								
Investment management fee	—	—	—	—	—	1,208	184	150
Shareholder servicing:								
Class II	—*	1	6	7	2	5	1	1
Custodian fees	2	2	2	3	2	4	2	2
Independent Trustees and Chief Compliance Officer fees	12	14	63	74	23	32	12	11
Insurance fees	2	3	23	28	7	16	2	2
Printing fees	3	4	14	18	10	14	3	3
Accounting services fee	25	33	140	165	55	110	27	25
Professional fees	16	16	23	23	17	23	18	17
Other	1	1	4	3	2	12	2	11
Total Expenses	61	74	275	321	118	1,424	251	222
Net Investment Income	1,760	1,986	18,492	23,303	4,888	12,479	1,880	1,340
REALIZED AND UNREALIZED GAIN (LOSS)								
Net realized gain (loss) on:								
Investments in affiliated securities	1,532	1,243	20,471	28,797	3,949	5,557	1,231	769
Distributions of realized capital gains from affiliated securities	4,047	3,605	36,585	50,430	9,531	26,436	4,466	2,905
Futures contracts	—	—	—	—	—	(1,403)	(241)	(228)
Net change in unrealized appreciation (depreciation) on:								
Investments in unaffiliated securities	—	—	—*	—*	—*	2	—*	—*
Investments in affiliated securities	(9,373)	(8,469)	(101,333)	(139,803)	(23,345)	(69,655)	(11,650)	(7,088)
Futures contracts	—	—	—	—	—	762	216	123
Net Realized and Unrealized Loss	(3,794)	(3,621)	(44,277)	(60,576)	(9,865)	(38,301)	(5,978)	(3,519)
Net Decrease in Net Assets Resulting from Operations	$(2,034)	$(1,635)	$(25,785)	$ (37,273)	$ (4,977)	$(25,822)	$(4,098)	$(2,179)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED DECEMBER 31, 2018

(In thousands)	Government Money Market
INVESTMENT INCOME	
Interest and amortization from unaffiliated securities	$5,509
Total Investment Income	5,509
EXPENSES	
Investment management fee	1,022
Shareholder servicing:	
Class II	2
Custodian fees	7
Independent Trustees and Chief Compliance Officer fees	25
Accounting services fee	92
Professional fees	15
Other	4
Total Expenses	1,167
Net Investment Income	4,342
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	38
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	—
Net Realized and Unrealized Gain	38
Net Increase in Net Assets Resulting from Operations	$4,380

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive Year ended 12-31-18	Pathfinder Aggressive Year ended 12-31-17	Pathfinder Conservative Year ended 12-31-18	Pathfinder Conservative Year ended 12-31-17	Pathfinder Moderate Year ended 12-31-18	Pathfinder Moderate Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,760	$ 1,278	$ 1,986	$ 1,195	$ 18,492	$ 11,459
Net realized gain on investments	5,579	3,790	4,848	3,528	57,056	37,067
Net change in unrealized appreciation (depreciation)	(9,373)	8,690	(8,469)	6,533	(101,333)	71,897
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,034)	13,758	(1,635)	11,256	(25,785)	120,423
Distributions to Shareholders From:						
Net investment income:						
Class II		(686)		(813)		(6,745)
Net realized gains:						
Class II		(5,308)		(4,589)		(47,759)
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(5,067)		(4,722)		(48,519)	
Total Distributions to Shareholders	(5,067)	(5,994)	(4,722)	(5,402)	(48,519)	(54,504)
Capital Share Transactions	(9,874)	(6,655)	(8,982)	(11,195)	(100,492)	(49,008)
Net Increase (Decrease) in Net Assets	(16,975)	1,109	(15,339)	(5,341)	(174,796)	16,911
Net Assets, Beginning of Period	75,765	74,656	108,918	114,259	877,382	860,471
Net Assets, End of Period	$ 58,790	$ 75,765	$ 93,579	$ 108,918	$ 702,586	$ 877,382
Undistributed net investment income		$ 1,272		$ 1,188		$ 11,413

(In thousands)	Pathfinder Moderately Aggressive Year ended 12-31-18	Pathfinder Moderately Aggressive Year ended 12-31-17	Pathfinder Moderately Conservative Year ended 12-31-18	Pathfinder Moderately Conservative Year ended 12-31-17	Pathfinder Moderate – Managed Volatility Year ended 12-31-18	Pathfinder Moderate – Managed Volatility Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 23,303	$ 17,454	$ 4,888	$ 3,136	$ 12,479	$ 5,963
Net realized gain on investments	79,227	48,284	13,480	9,830	30,590	18,136
Net change in unrealized appreciation (depreciation)	(139,803)	96,068	(23,345)	18,077	(68,891)	47,266
Net Increase (Decrease) in Net Assets Resulting from Operations	(37,273)	161,806	(4,977)	31,043	(25,822)	71,365
Distributions to Shareholders From:						
Net investment income:						
Class II		(8,700)		(2,102)		(2,508)
Net realized gains:						
Class II		(62,750)		(12,185)		(14,751)
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(65,728)		(12,955)		(24,303)	
Total Distributions to Shareholders	(65,728)	(71,450)	(12,955)	(14,287)	(24,303)	(17,259)
Capital Share Transactions	(111,539)	(57,768)	(28,163)	(26,463)	56,327	34,164
Net Increase (Decrease) in Net Assets	(214,540)	32,588	(46,095)	(9,707)	6,202	88,270
Net Assets, Beginning of Period	1,052,457	1,019,869	251,343	261,050	599,627	511,357
Net Assets, End of Period	$ 837,917	$1,052,457	$205,248	$251,343	$605,829	$599,627
Undistributed net investment income		$ 17,387		$ 3,118		$ 5,928

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Aggressive – Managed Volatility		Pathfinder Moderately Conservative – Managed Volatility		Government Money Market	
	Year ended 12-31-18	Year ended 12-31-17	Year ended 12-31-18	Year ended 12-31-17	Year ended 12-31-18	Year ended 12-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,880	$ 1,195	$ 1,340	$ 676	$ 4,342	$ 2,127
Net realized gain (loss) on investments	5,456	2,850	3,446	2,172	38	(9)
Net change in unrealized appreciation (depreciation)	(11,434)	8,450	(6,965)	5,026	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,098)	12,495	(2,179)	7,874	4,380	2,118
Distributions to Shareholders From:						
Net investment income:						
Class II		(388)		(298)		(2,127)
Net realized gains:						
Class II		(2,463)		(1,471)		(24)
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class II	(4,062)		(2,876)		(4,344)	
Total Distributions to Shareholders	(4,062)	(2,851)	(2,876)	(1,769)	(4,344)	(2,151)
Capital Share Transactions	(176)	5,109	3,753	915	(78,127)	(96,810)
Net Increase (Decrease) in Net Assets	(8,336)	14,753	(1,302)	7,020	(78,091)	(96,843)
Net Assets, Beginning of Period	92,303	77,550	74,138	67,118	317,027	413,870
Net Assets, End of Period	$83,967	$92,303	$72,836	$74,138	$238,936	$317,027
Undistributed net investment income		$ 1,172		$ 654		$ —

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Class II Shares							
Year ended 12-31-2018	$ 5.16	$ 0.13	$(0.32)	$ (0.19)	$(0.09)	$(0.28)	$(0.37)
Year ended 12-31-2017	4.68	0.08	0.80	0.88	(0.05)	(0.35)	(0.40)
Year ended 12-31-2016	5.05	0.04	0.15	0.19	(0.07)	(0.49)	(0.56)
Year ended 12-31-2015	5.73	0.07	(0.01)	0.06	(0.16)	(0.58)	(0.74)
Year ended 12-31-2014	5.95	0.16	0.10	0.26	(0.05)	(0.43)	(0.48)
Pathfinder Conservative							
Class II Shares							
Year ended 12-31-2018	5.16	0.10	(0.20)	(0.10)	(0.06)	(0.17)	(0.23)
Year ended 12-31-2017	4.90	0.05	0.46	0.51	(0.04)	(0.21)	(0.25)
Year ended 12-31-2016	5.15	0.04	0.09	0.13	(0.06)	(0.32)	(0.38)
Year ended 12-31-2015	5.54	0.06	(0.03)	0.03	(0.06)	(0.36)	(0.42)
Year ended 12-31-2014	5.77	0.06	0.12	0.18	(0.06)	(0.35)	(0.41)
Pathfinder Moderate							
Class II Shares							
Year ended 12-31-2018	5.40	0.12	(0.31)	(0.19)	(0.08)	(0.24)	(0.32)
Year ended 12-31-2017	5.02	0.07	0.64	0.71	(0.04)	(0.29)	(0.33)
Year ended 12-31-2016	5.34	0.04	0.13	0.17	(0.07)	(0.42)	(0.49)
Year ended 12-31-2015	5.87	0.07	(0.02)	0.05	(0.10)	(0.48)	(0.58)
Year ended 12-31-2014	6.14	0.10	0.14	0.24	(0.07)	(0.44)	(0.51)
Pathfinder Moderately Aggressive							
Class II Shares							
Year ended 12-31-2018	5.59	0.13	(0.37)	(0.24)	(0.10)	(0.27)	(0.37)
Year ended 12-31-2017	5.14	0.09	0.74	0.83	(0.05)	(0.33)	(0.38)
Year ended 12-31-2016	5.50	0.04	0.17	0.21	(0.09)	(0.48)	(0.57)
Year ended 12-31-2015	6.14	0.09	(0.06)	0.03	(0.14)	(0.53)	(0.67)
Year ended 12-31-2014	6.38	0.14	0.14	0.28	(0.07)	(0.45)	(0.52)
Pathfinder Moderately Conservative							
Class II Shares							
Year ended 12-31-2018	5.32	0.11	(0.24)	(0.13)	(0.07)	(0.22)	(0.29)
Year ended 12-31-2017	4.99	0.06	0.56	0.62	(0.04)	(0.25)	(0.29)
Year ended 12-31-2016	5.30	0.04	0.10	0.14	(0.07)	(0.38)	(0.45)
Year ended 12-31-2015	5.80	0.07	(0.03)	0.04	(0.09)	(0.45)	(0.54)
Year ended 12-31-2014	6.03	0.08	0.14	0.22	(0.06)	(0.39)	(0.45)

 * Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value. Total returns do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)Ratios of expenses to average net assets excluding offering cost was 0.26%.

(5)Ratios of expenses to average net assets excluding offering cost was 0.33%.

(6)Ratios of expenses to average net assets excluding offering cost was 0.36%.

(7)Does not include expenses of underlying Ivy VIP Portfolios in which the Portfolio invest.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets[7]	Ratio of Net Investment Income to Average Net Assets[7]	Portfolio Turnover Rate
Pathfinder Aggressive						
Class II Shares						
Year ended 12-31-2018	$4.60	-4.27%	$ 59	0.09%	2.49%	51%
Year ended 12-31-2017	5.16	19.83	76	0.07	1.68	20
Year ended 12-31-2016	4.68	4.80	75	0.08	0.88	23
Year ended 12-31-2015	5.05	0.34	85	0.07	1.36	13
Year ended 12-31-2014	5.73	4.86	85	0.07	2.73	28
Pathfinder Conservative						
Class II Shares						
Year ended 12-31-2018	4.83	-1.93	94	0.07	1.89	39
Year ended 12-31-2017	5.16	10.51	109	0.06	1.06	30
Year ended 12-31-2016	4.90	2.84	114	0.07	0.71	26
Year ended 12-31-2015	5.15	0.45	117	0.06	1.09	17
Year ended 12-31-2014	5.54	3.39	122	0.06	1.13	30
Pathfinder Moderate						
Class II Shares						
Year ended 12-31-2018	4.89	-3.90	703	0.03	2.26	36
Year ended 12-31-2017	5.40	14.70	877	0.03	1.30	22
Year ended 12-31-2016	5.02	3.65	860	0.03	0.78	19
Year ended 12-31-2015	5.34	0.32	893	0.03	1.22	13
Year ended 12-31-2014	5.87	4.24	928	0.03	1.69	24
Pathfinder Moderately Aggressive						
Class II Shares						
Year ended 12-31-2018	4.98	-4.71	838	0.03	2.35	39
Year ended 12-31-2017	5.59	16.72	1,052	0.03	1.66	20
Year ended 12-31-2016	5.14	4.52	1,020	0.04	0.85	17
Year ended 12-31-2015	5.50	0.06	1,054	0.03	1.50	12
Year ended 12-31-2014	6.14	4.61	1,098	0.03	2.30	23
Pathfinder Moderately Conservative						
Class II Shares						
Year ended 12-31-2018	4.90	-2.67	205	0.05	2.07	34
Year ended 12-31-2017	5.32	12.77	251	0.05	1.22	24
Year ended 12-31-2016	4.99	3.10	261	0.05	0.80	16
Year ended 12-31-2015	5.30	0.33	272	0.04	1.20	16
Year ended 12-31-2014	5.80	3.88	291	0.04	1.43	27

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Moderate – Managed Volatility							
Class II Shares							
Year ended 12-31-2018	$5.78	$ 0.11	$(0.33)	$(0.22)	$(0.06)	$ (0.17)	$(0.23)
Year ended 12-31-2017	5.25	0.06	0.65	0.71	(0.03)	(0.15)	(0.18)
Year ended 12-31-2016	5.37	0.03	0.06	0.09	(0.03)	(0.18)	(0.21)
Year ended 12-31-2015	5.39	0.05	(0.07)	(0.02)	—	—	—
Year ended 12-31-2014	5.37	0.06	0.14	0.20	(0.03)	(0.15)	(0.18)
Pathfinder Moderately Aggressive – Managed Volatility							
Class II Shares							
Year ended 12-31-2018	5.66	0.11	(0.37)	(0.26)	(0.07)	(0.18)	(0.25)
Year ended 12-31-2017	5.06	0.07	0.71	0.78	(0.02)	(0.16)	(0.18)
Year ended 12-31-2016	5.25	0.03	0.09	0.12	(0.05)	(0.26)	(0.31)
Year ended 12-31-2015	5.29	0.06	(0.10)	(0.04)	—	—	—
Year ended 12-31-2014	5.41	0.09	0.11	0.20	(0.07)	(0.25)	(0.32)
Pathfinder Moderately Conservative – Managed Volatility							
Class II Shares							
Year ended 12-31-2018	5.55	0.10	(0.24)	(0.14)	(0.05)	(0.17)	(0.22)
Year ended 12-31-2017	5.10	0.05	0.53	0.58	(0.02)	(0.11)	(0.13)
Year ended 12-31-2016	5.23	0.02	0.04	0.06	(0.03)	(0.16)	(0.19)
Year ended 12-31-2015	5.27	0.04	(0.07)	(0.03)	—	(0.01)	(0.01)
Year ended 12-31-2014	5.31	0.04	0.11	0.15	(0.03)	(0.16)	(0.19)
Government Money Market							
Class II Shares							
Year ended 12-31-2018	1.00	0.02	0.00*	0.02	(0.02)	—*	(0.02)
Year ended 12-31-2017	1.00	0.01	0.00*	0.01	(0.01)	—*	(0.01)
Year ended 12-31-2016	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 12-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 12-31-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Pathfinder Moderate – Managed Volatility								
Class II Shares								
Year ended 12-31-2018	$5.33	-4.00%	$606	0.23%[7]	2.00%[7]	—%	—%	28%
Year ended 12-31-2017	5.78	13.80	600	0.23[7]	1.07[7]	—	—	21
Year ended 12-31-2016	5.25	1.81	511	0.24[7]	0.55[7]	—	—	14
Year ended 12-31-2015	5.37	-0.43	396	0.24[7]	0.88[7]	—	—	7
Year ended 12-31-2014	5.39	3.75	203	0.28[4][7]	1.06[7]	—	—	23
Pathfinder Moderately Aggressive – Managed Volatility								
Class II Shares								
Year ended 12-31-2018	5.15	-4.75	84	0.27[7]	2.04[7]	—	—	37
Year ended 12-31-2017	5.66	15.70	92	0.27[7]	1.38[7]	—	—	19
Year ended 12-31-2016	5.06	2.36	78	0.31[7]	0.56[7]	—	—	12
Year ended 12-31-2015	5.25	-0.71	67	0.30[7]	1.13[7]	—	—	7
Year ended 12-31-2014	5.29	3.91	43	0.41[5][7]	1.74[7]	—	—	32
Pathfinder Moderately Conservative – Managed Volatility								
Class II Shares								
Year ended 12-31-2018	5.19	-2.90	73	0.29[7]	1.79[7]	—	—	28
Year ended 12-31-2017	5.55	11.84	74	0.27[7]	0.96[7]	—	—	26
Year ended 12-31-2016	5.10	1.21	67	0.30[7]	0.49[7]	—	—	11
Year ended 12-31-2015	5.23	-0.52	54	0.30[7]	0.78[7]	—	—	9
Year ended 12-31-2014	5.27	3.06	31	0.47[6][7]	0.76[7]	—	—	36
Government Money Market								
Class II Shares								
Year ended 12-31-2018	1.00	1.53	239	0.40	1.49	—	—	—
Year ended 12-31-2017	1.00	0.59	317	0.41	0.56	0.42	0.55	—
Year ended 12-31-2016	1.00	0.13	414	0.45	0.13	0.46	0.12	—
Year ended 12-31-2015	1.00	0.02	539	0.20	0.02	0.45	-0.23	—
Year ended 12-31-2014	1.00	0.02	512	0.15	0.02	0.45	-0.28	—

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the "Pathfinder Portfolios"), Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility (collectively, the "Managed Volatility Portfolios") and Government Money Market (each, a "Portfolio") are nine series of the Trust and are the only series of the Trust included in the financial statements. The assets belonging to Government Money Market are held separately by the custodian. The assets belonging to each Pathfinder Portfolio and Managed Volatility Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Portfolio's investment adviser is Ivy Investment Management Company ("IICO").

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain. Income or short-term capital gain distributions received from registered investment companies, if any, are recorded as dividend income. Long-term capital gain distributions received from registered investment companies, if any, are recorded as realized gains.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Portfolio will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. Because each Pathfinder Portfolio and Managed Volatility Portfolio invests substantially all of its assets in Ivy Variable Insurance Portfolios mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, Government Money Market and the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by Government Money Market and the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, Government Money Market and the Underlying Funds may be exposed to counterparty credit risk, or the risk that an entity with which Government Money Market or the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. Government Money Market and the Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08 ("ASU 2017-08"), "Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 changed the amortization period for certain callable debt securities held at a premium. Specifically, it required the premium to be amortized to the earliest call date. The adoption of ASU 2017-08 had no impact on beginning net assets, the current period results from operations, or any prior period information presented in the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the year ended December 31, 2018, the Portfolios have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

In August 2018, U.S. Securities and Exchange Commission ("SEC") adopted amendments to certain financial statement disclosure requirements to conform them to GAAP for investment companies. These amendments made certain removals from, changes to and additions to existing disclosure requirements under Regulation S-X. These amendments became effective for filings made with the SEC after November 5, 2018. The Portfolios' adoption of these amendments, effective with the financial statements prepared as of December 31, 2018, required modified disclosures reflected herein, but had no effect on the Portfolios' net assets or results of operations.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Ivy Variable Insurance Portfolios family are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Investments in Government Money Market are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Portfolios (with the exception of Government Money Market) are valued based on quotes that are obtained from an independent pricing service approved by the Board.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. For purposes of calculating the NAV, the portfolio securities are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Derivative Instruments. Exchange-traded futures contracts are generally valued at the settlement price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations.

Futures Contracts. Each Managed Volatility Portfolio is authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Portfolio.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Pathfinder Moderate — Managed Volatility, Pathfinder Moderately Aggressive — Managed Volatility and Pathfinder Moderately Conservative — Managed Volatility invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2018:

Portfolio	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Pathfinder Moderate – Managed Volatility	Equity	Unrealized appreciation on futures contracts*	$762		$—
Pathfinder Moderately Aggressive – Managed Volatility	Equity	Unrealized appreciation on futures contracts*	211		—
Pathfinder Moderately Conservative – Managed Volatility	Equity	Unrealized appreciation on futures contracts*	118		—

The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of December 31, 2018.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended December 31, 2018:

		Net realized gain (loss) on:					
Portfolio	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$—	$—	$(1,403)	$—	$—	$(1,403)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(241)	—	—	(241)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(228)	—	—	(228)

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended December 31, 2018:

		Net change in unrealized appreciation (depreciation) on:					
Portfolio	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$—	$—	$762	$—	$—	$762
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	216	—	—	216
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	123	—	—	123

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended December 31, 2018, the average derivative volume was as follows:

Portfolio	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Pathfinder Moderate – Managed Volatility	$	$—	$18,419	$—	$—	$—
Pathfinder Moderately Aggressive – Managed Volatility	—	—	3,574	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	3,042	—	—	—

[1] Average absolute value of unrealized appreciation/depreciation during the period.
[2] Average value outstanding during the period.
[3] Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by Government Money Market at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $1,000M	Over $1,000M
Government Money Market	0.350	0.300

Each Managed Volatility Portfolio pays a management fee to IICO for providing investment advice and supervising its investments at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	Over $1,000M
Pathfinder Moderate – Managed Volatility	0.200%	0.170%	0.150%
Pathfinder Moderately Aggressive – Managed Volatility	0.200	0.170	0.150
Pathfinder Moderately Conservative – Managed Volatility	0.200	0.170	0.150

IICO uses all of the management fee it receives from the Managed Volatility Portfolios to pay Securian Asset Management Inc. ("Securian"). Accordingly, Securian receives a fee based on the average daily net assets of the Managed Volatility Portfolios.

The Pathfinder Portfolios pay no management fees; however, IICO receives management fees from the underlying funds.

IICO has entered into Subadvisory Agreements with the following entity on behalf of certain Portfolios:

Securian serves as subadvisor to the Managed Volatility Portfolios. The subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all applicable costs of the subadvisor.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services Government Money Market pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio and Managed Volatility Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Each Portfolio also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2018.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2018 follows:

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Aggressive								
Ivy VIP Corporate Bond, Class II	1,103	$ 1,601	$ 1,734	$ 4	$ 119	1,078	$ 5,534	$ (237)
Ivy VIP Core Equity, Class II	N/A	9,211	1,273	27	—	655	7,076	(862)
Ivy VIP Global Equity Income, Class II	133	8,184	1,397	38	23	1,006	6,934	(991)
Ivy VIP Global Growth, Class II[2]	899	735	9,348	815	135	N/A	N/A	(257)
Ivy VIP Growth, Class II	1,223	2,104	8,266	2,359	13	658	7,248	(1,380)
Ivy VIP High Income, Class I	459	144	1,180	(52)	101	177	593	(43)
Ivy VIP International Core Equity, Class II	725	2,744	2,952	226	443	706	10,354	(2,916)
Ivy VIP Limited-Term Bond, Class II	717	5,089	2,495	11	54	1,263	6,107	13
Ivy VIP Mid Cap Growth, Class I	550	643	1,496	761	36	444	4,929	(617)
Ivy VIP Small Cap Core, Class II	309	1,154	5,635	270	477	51	687	(487)
Ivy VIP Small Cap Growth, Class I ...	N/A	2,165	32	(1)	—	182	1,397	(737)
Ivy VIP Small Cap Growth, Class II[2]	486	1,279	7,020	813	266	N/A	N/A	92
Ivy VIP Value, Class II	1,197	2,477	2,204	308	134	1,236	7,031	(951)
				$5,579	$1,801		$57,890	$(9,373)

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Conservative								
Ivy VIP Corporate Bond, Class II	2,953	$3,923	$ 4,221	$ (12)	$ 329	2,898	$ 14,876	$ (637)
Ivy VIP Core Equity, Class II	N/A	8,425	1,009	11	—	613	6,619	(796)
Ivy VIP Global Equity Income, Class II	1,285	1,782	7,849	614	224	523	3,607	(1,350)
Ivy VIP Global Growth, Class II[2]	435	477	4,439	601	67	N/A	N/A	(332)
Ivy VIP Government Money Market, Class II	21,446	2,589	6,956	—	301	17,079	17,079	—
Ivy VIP Growth, Class II	1,155	2,800	8,602	2,320	13	615	6,774	(1,385)
Ivy VIP High Income, Class I	371	1,573	463	2	84	692	2,315	(146)
Ivy VIP International Core Equity, Class II	351	1,658	1,304	131	220	367	5,387	(1,491)
Ivy VIP Limited-Term Bond, Class II	4,167	8,398	5,725	23	320	4,731	22,879	(128)
Ivy VIP Mid Cap Growth, Class I	235	3,275	873	303	15	415	4,609	(526)
Ivy VIP Small Cap Core, Class II	149	715	2,485	157	237	48	643	(324)
Ivy VIP Small Cap Growth, Class I ...	N/A	2,039	59	(4)	—	170	1,305	(675)
Ivy VIP Small Cap Growth, Class II[2]	235	855	3,740	498	140	N/A	N/A	151
Ivy VIP Value, Class II	782	3,979	1,605	204	89	1,157	6,580	(830)
				$4,848	$2,039		$92,673	$(8,469)

See footnotes page 45.

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderate								
Ivy VIP Corporate Bond, Class II	14,973	$23,738	$17,903	$ 16	$ 1,633	16,128	$ 82,778	$ (3,219)
Ivy VIP Core Equity, Class II	N/A	84,942	9,084	134	—	6,268	67,706	(8,152)
Ivy VIP Global Equity Income, Class II	15,576	13,298	66,816	14,351	2,659	8,026	55,312	(24,833)
Ivy VIP Global Growth, Class II[2]	7,036	4,428	68,716	9,483	1,063	N/A	N/A	(5,139)
Ivy VIP Government Money Market, Class II	86,686	4,905	33,399	—	1,128	58,192	58,192	—
Ivy VIP Growth, Class II	8,616	13,608	37,675	16,082	94	6,290	69,319	(10,802)
Ivy VIP High Income, Class I	4,193	1,283	3,047	(35)	933	3,714	12,425	(1,095)
Ivy VIP International Core Equity, Class II	5,676	16,938	15,884	2,812	3,487	5,635	82,603	(23,924)
Ivy VIP Limited-Term Bond, Class II	24,824	51,279	32,925	108	1,866	28,715	138,854	(632)
Ivy VIP Mid Cap Growth, Class I	3,039	24,968	7,962	3,723	199	4,246	47,154	(5,193)
Ivy VIP Small Cap Core, Class II	1,933	6,845	31,675	2,172	3,001	487	6,576	(3,992)
Ivy VIP Small Cap Growth, Class I ...	N/A	20,150	332	(20)	—	1,738	13,358	(6,459)
Ivy VIP Small Cap Growth, Class II[2]	3,041	8,205	44,215	6,051	1,737	N/A	N/A	647
Ivy VIP Value, Class II	8,428	36,315	14,756	2,179	948	11,831	67,285	(8,540)
				$57,056	$18,748		$701,562	$(101,333)

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Aggressive								
Ivy VIP Corporate Bond, Class II	16,003	$35,995	$ 21,019	$ 106	$ 1,767	18,935	$ 97,186	$ (3,470)
Ivy VIP Core Equity, Class II	N/A	116,053	13,516	225	—	8,468	91,470	(11,067)
Ivy VIP Global Equity Income, Class II	18,667	15,816	61,500	16,573	3,226	12,046	83,015	(31,483)
Ivy VIP Global Growth, Class II[2]	10,540	6,640	102,420	14,733	1,612	N/A	N/A	(8,220)
Ivy VIP Government Money Market, Class II	51,942	3,226	28,965	—	623	26,203	26,203	—
Ivy VIP Growth, Class II	12,477	18,586	59,912	24,200	138	8,499	93,670	(15,873)
Ivy VIP High Income, Class I	5,743	1,294	10,702	(472)	1,294	3,186	10,657	(866)
Ivy VIP International Core Equity, Class II	8,502	25,487	23,811	3,658	5,289	8,457	123,967	(35,699)
Ivy VIP Limited-Term Bond, Class II	20,718	59,844	31,144	134	1,578	26,766	129,432	(362)
Ivy VIP Mid Cap Growth, Class I	4,097	34,078	10,701	5,372	271	5,737	63,711	(7,314)
Ivy VIP Small Cap Core, Class II	2,605	9,209	42,700	2,886	4,097	658	8,884	(5,348)
Ivy VIP Small Cap Growth, Class I ...	N/A	27,152	491	(25)	—	2,348	18,049	(8,612)
Ivy VIP Small Cap Growth, Class II[2]	4,100	11,143	59,226	8,528	2,370	N/A	N/A	409
Ivy VIP Value, Class II	11,783	47,077	20,157	3,309	1,341	15,983	90,893	(11,898)
				$79,227	$23,606		$837,137	$(139,803)

See footnotes page 45.

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderately Conservative								
Ivy VIP Corporate Bond, Class II . . .	5,563	$ 6,409	$ 6,793	$ (25)	$ 609	5,496	$ 28,210	$ (1,189)
Ivy VIP Core Equity, Class II	N/A	21,500	2,298	20	—	1,587	17,141	(2,062)
Ivy VIP Global Equity Income, Class II	2,974	2,771	12,064	2,025	510	1,742	12,005	(4,225)
Ivy VIP Global Growth, Class II[2] . . .	1,511	968	14,913	1,896	229	N/A	N/A	(968)
Ivy VIP Government Money Market, Class II	37,241	2,065	11,943	—	502	27,363	27,363	—
Ivy VIP Growth, Class II	2,879	4,650	18,355	5,780	31	1,592	17,548	(3,561)
Ivy VIP High Income, Class I	1,029	2,122	916	2	230	1,382	4,622	(336)
Ivy VIP International Core Equity, Class II	1,219	3,827	3,563	415	752	1,223	17,928	(4,991)
Ivy VIP Limited-Term Bond, Class II	8,379	15,162	10,346	33	633	9,402	45,466	(238)
Ivy VIP Mid Cap Growth, Class I	762	6,379	2,046	859	50	1,075	11,937	(1,253)
Ivy VIP Small Cap Core, Class II	484	1,752	7,985	508	755	123	1,665	(973)
Ivy VIP Small Cap Growth, Class I . .	N/A	5,201	122	(6)	—	440	3,382	(1,697)
Ivy VIP Small Cap Growth, Class II[2]	762	2,086	11,257	1,441	437	N/A	N/A	309
Ivy VIP Value, Class II	2,213	8,684	3,736	532	250	2,996	17,036	(2,161)
				$13,480	$4,988		$204,303	$(23,345)

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Pathfinder Moderate – Managed Volatility								
Ivy VIP Corporate Bond, Class II . . .	9,942	$20,648	$ 2,315	$ 15	$ 1,176	13,521	$ 69,399	$ (2,161)
Ivy VIP Core Equity, Class II	N/A	63,990	464	29	—	5,262	56,845	(6,681)
Ivy VIP Global Equity Income, Class II	10,339	12,394	39,805	6,833	1,908	6,737	46,423	(14,884)
Ivy VIP Global Growth, Class II[2] . . .	4,672	3,667	46,710	5,991	762	N/A	N/A	(3,061)
Ivy VIP Government Money Market, Class II	57,557	6,029	14,792	—	842	48,794	48,794	—
Ivy VIP Growth, Class II	5,721	13,033	16,739	9,985	68	5,279	58,177	(7,300)
Ivy VIP High Income, Class I	2,784	1,433	282	(1)	670	3,115	10,420	(878)
Ivy VIP International Core Equity, Class II	3,769	16,191	—	396	2,503	4,730	69,330	(16,894)
Ivy VIP Limited-Term Bond, Class II	16,483	42,221	6,002	59	1,343	24,077	116,427	(224)
Ivy VIP Mid Cap Growth, Class I . . .	2,017	20,218	821	1,424	142	3,566	39,599	(3,259)
Ivy VIP Small Cap Core, Class I	1,283	5,448	20,383	1,595	2,154	409	5,525	(3,034)
Ivy VIP Small Cap Growth, Class I . .	N/A	17,044	1	(1)	—	1,460	11,220	(5,823)
Ivy VIP Small Cap Growth, Class II[2]	2,019	6,723	31,519	4,317	1,258	N/A	N/A	1,319
Ivy VIP Value, Class II	5,593	29,208	1,940	1,351	678	9,935	56,503	(6,775)
				$31,993	$13,504		$588,662	$(69,655)

See footnotes page 45.

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/(Depreciation)
Pathfinder Moderately Aggressive – Managed Volatility								
Ivy VIP Corporate Bond, Class II	1,379	$ 3,349	$ 929	$ 4	$ 156	1,853	$ 9,511	$ (291)
Ivy VIP Core Equity, Class II	N/A	10,315	290	9	—	829	8,959	(1,066)
Ivy VIP Global Equity Income, Class II	1,608	1,528	4,804	1,018	284	1,180	8,129	(2,394)
Ivy VIP Global Growth, Class II[2]	908	655	9,041	1,146	142	N/A	N/A	(576)
Ivy VIP Government Money Market, Class II	4,476	328	2,239	—	57	2,565	2,565	—
Ivy VIP Growth, Class II	1,075	1,782	4,310	1,939	12	832	9,171	(1,300)
Ivy VIP High Income, Class I	495	131	804	(35)	114	312	1,043	(87)
Ivy VIP International Core Equity, Class II	733	2,440	692	241	467	828	12,140	(3,224)
Ivy VIP Limited-Term Bond, Class II . .	1,785	5,403	1,434	7	139	2,620	12,668	(12)
Ivy VIP Mid Cap Growth, Class I	353	3,089	398	304	24	562	6,241	(556)
Ivy VIP Small Cap Core, Class II	224	852	3,736	126	361	64	870	(356)
Ivy VIP Small Cap Growth, Class I . . .	N/A	2,791	1	—*	—	230	1,768	(1,023)
Ivy VIP Small Cap Growth, Class II[2]	353	1,041	5,490	677	210	N/A	N/A	342
Ivy VIP Value, Class II	1,015	4,259	783	261	118	1,566	8,903	(1,107)
				$5,697	$2,084		$81,968	$(11,650)

	12-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/(Depreciation)
Pathfinder Moderately Conservative – Managed Volatility								
Ivy VIP Corporate Bond, Class II	1,606	$ 2,158	$ 646	$ 2	$ 185	1,901	$ 9,756	$ (353)
Ivy VIP Core Equity, Class II	N/A	6,676	44	3	—	550	5,938	(693)
Ivy VIP Global Equity Income, Class II	858	926	2,962	471	154	603	4,157	(1,171)
Ivy VIP Global Growth, Class II[2]	436	298	4,286	589	69	N/A	N/A	(317)
Ivy VIP Government Money Market, Class II	10,749	787	2,072	—	157	9,464	9,464	—
Ivy VIP Growth, Class II	831	1,543	4,489	1,611	10	551	6,076	(1,026)
Ivy VIP High Income, Class I	297	675	49	—*	70	478	1,599	(109)
Ivy VIP International Core Equity, Class II	352	1,312	103	65	228	424	6,208	(1,540)
Ivy VIP Limited-Term Bond, Class II . .	2,419	4,879	911	5	192	3,252	15,726	(45)
Ivy VIP Mid Cap Growth, Class I	220	2,042	123	159	15	373	4,137	(339)
Ivy VIP Small Cap Core, Class II	140	549	2,201	179	229	43	577	(331)
Ivy VIP Small Cap Growth, Class I . . .	N/A	1,798	—*	—*	—	153	1,172	(625)
Ivy VIP Small Cap Growth, Class II[2]	220	666	3,398	438	134	N/A	N/A	174
Ivy VIP Value, Class II	638	2,776	271	152	76	1,038	5,903	(713)
				$3,674	$1,519		$70,713	$(7,088)

*Not shown due to rounding.

(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2)No longer affiliated as of December 31, 2018.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended December 31, 2018, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$—	$ 35,449	$—	$ 44,483
Pathfinder Conservative	—	40,588	—	48,672
Pathfinder Moderate	—	291,749	—	385,707
Pathfinder Moderately Aggressive	—	385,636	—	489,097
Pathfinder Moderately Conservative	—	78,660	—	105,370
Pathfinder Moderate – Managed Volatility	—	242,111	—	171,195
Pathfinder Moderately Aggressive – Managed Volatility	—	35,286	—	33,504
Pathfinder Moderately Conservative – Managed Volatility	—	25,388	—	20,629
Government Money Market	—	—	—	—

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	671	$ 3,490	635	$ 3,112	1,999	$ 10,202	1,056	$ 5,265
Shares issued in reinvestment of distributions to shareholders:								
Class II	1,005	5,067	1,290	5,994	942	4,722	1,111	5,402
Shares redeemed:								
Class II	(3,579)	(18,431)	(3,206)	(15,761)	(4,701)	(23,906)	(4,355)	(21,862)
Net decrease	(1,903)	$ (9,874)	(1,281)	$ (6,655)	(1,760)	$ (8,982)	(2,188)	$ (11,195)

	Pathfinder Moderate				Pathfinder Moderately Aggressive			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	702	$ 3,722	898	$ 4,660	1,237	$ 6,817	1,200	$ 6,378
Shares issued in reinvestment of distributions to shareholders:								
Class II	9,296	48,519	10,958	54,504	12,169	65,728	14,017	71,450
Shares redeemed:								
Class II	(28,797)	(152,733)	(20,810)	(108,172)	(33,636)	(184,084)	(25,350)	(135,596)
Net decrease	(18,799)	$(100,492)	(8,954)	$(49,008)	(20,230)	$ (111,539)	(10,133)	$ (57,768)

	Pathfinder Moderately Conservative				Pathfinder Moderate – Managed Volatility			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	448	$ 2,338	356	$ 1,832	10,060	$ 57,624	7,845	$ 43,358
Shares issued in reinvestment of distributions to shareholders:								
Class II	2,514	12,955	2,884	14,287	4,281	24,303	3,224	17,259
Shares redeemed:								
Class II	(8,312)	(43,456)	(8,287)	(42,582)	(4,470)	(25,600)	(4,810)	(26,453)
Net increase (decrease)	(5,350)	$(28,163)	(5,047)	$ (26,463)	9,871	$ 56,327	6,259	$ 34,164

	Pathfinder Moderately Aggressive – Managed Volatility				Pathfinder Moderately Conservative – Managed Volatility			
	Year ended 12-31-18		Year ended 12-31-17		Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class II	1,170	$ 6,562	2,023	$ 10,772	1,486	$ 8,146	981	$ 5,224
Shares issued in reinvestment of distributions to shareholders:								
Class II	731	4,062	550	2,851	529	2,876	340	1,769
Shares redeemed:								
Class II	(1,923)	(10,800)	(1,586)	(8,514)	(1,321)	(7,269)	(1,145)	(6,078)
Net increase (decrease)	(22)	$ (176)	987	$ 5,109	694	$ 3,753	176	$ 915

	Government Money Market			
	Year ended 12-31-18		Year ended 12-31-17	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class II	56,637	$ 56,637	54,205	$ 54,205
Shares issued in reinvestment of distributions to shareholders:				
Class II	4,349	4,349	1,954	1,954
Shares redeemed:				
Class II	(139,112)	(139,112)	(152,969)	(152,969)
Net decrease	(78,126)	$(78,126)	(96,810)	$ (96,810)

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2018 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Depreciation
Pathfinder Aggressive	$ 66,713	$220	$ 8,057	$ (7,837)
Pathfinder Conservative	100,469	—	6,890	(6,890)
Pathfinder Moderate	764,715	—	62,147	(62,147)
Pathfinder Moderately Aggressive	922,760	—	84,139	(84,139)
Pathfinder Moderately Conservative	221,892	—	16,746	(16,746)
Pathfinder Moderate – Managed Volatility	655,462	—	51,246	(51,246)
Pathfinder Moderately Aggressive – Managed Volatility	93,459	—	9,688	(9,688)
Pathfinder Moderately Conservative – Managed Volatility	78,305	—	5,646	(5,646)
Government Money Market	238,517	—	—	—

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2018 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 1,919	$ 5,451	$—	$—	$—
Pathfinder Conservative	2,138	4,761	—	—	—
Pathfinder Moderate	19,527	56,059	—	—	—
Pathfinder Moderately Aggressive	24,426	78,139	—	—	—
Pathfinder Moderately Conservative	5,000	13,431	—	—	—
Pathfinder Moderate – Managed Volatility	12,471	31,342	—	—	—
Pathfinder Moderately Aggressive – Managed Volatility	2,043	5,510	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	1,338	3,568	—	—	—
Government Money Market	59	16	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2018 and 2017 were as follows:

Portfolio	December 31, 2018		December 31, 2017	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Pathfinder Aggressive	$ 1,675	$ 3,392	$ 1,058	$ 4,936
Pathfinder Conservative	1,750	2,972	1,230	4,172
Pathfinder Moderate	15,410	33,109	9,628	44,876
Pathfinder Moderately Aggressive	24,003	41,725	13,001	58,449
Pathfinder Moderately Conservative	4,186	8,769	2,870	11,417
Pathfinder Moderate – Managed Volatility	8,544	15,759	2,508	14,751
Pathfinder Moderately Aggressive – Managed Volatility	1,570	2,492	388	2,463
Pathfinder Moderately Conservative – Managed Volatility	1,057	1,819	298	1,471
Government Money Market	4,344	—	2,151	—

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2018, the capital loss carryforwards were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Pathfinder Aggressive	$—	$—
Pathfinder Conservative	—	—
Pathfinder Moderate	—	—
Pathfinder Moderately Aggressive	—	—
Pathfinder Moderately Conservative	—	—
Pathfinder Moderate – Managed Volatility	—	—
Pathfinder Moderately Aggressive – Managed Volatility	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—
Government Money Market	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions and net operating losses. At December 31, 2018, the following reclassifications were made:

Portfolio	Accumulated Distributable Earnings Gain (Loss)	Paid-In Capital
Pathfinder Aggressive	$—	$—
Pathfinder Conservative	—	—
Pathfinder Moderate	—	—
Pathfinder Moderately Aggressive	—	—
Pathfinder Moderately Conservative	—	—
Pathfinder Moderate – Managed Volatility	—	—
Pathfinder Moderately Aggressive – Managed Volatility	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—
Government Money Market	—	—

To the Shareholders and Board of Trustees of Ivy Variable Insurance Portfolios:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy VIP Pathfinder Aggressive, Ivy VIP Pathfinder Conservative, Ivy VIP Pathfinder Moderate, Ivy VIP Pathfinder Moderately Aggressive, Ivy VIP Pathfinder Moderately Conservative, Ivy VIP Pathfinder Moderate – Managed Volatility, Ivy VIP Pathfinder Moderately Aggressive – Managed Volatility, Ivy VIP Pathfinder Moderately Conservative – Managed Volatility, and Ivy VIP Government Money Market (the "Funds"), nine of the series constituting the Ivy Variable Insurance Portfolios, including the schedules of investments, as of December 31, 2018; the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds, as of December 31, 2018, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2018, by correspondence with the custodian, transfer agent, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
February 15, 2019

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

INCOME TAX INFORMATION IVY VIP

AMOUNTS NOT ROUNDED (UNAUDITED)

The Portfolios hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations for the tax period ended December 31, 2018:

	Dividends Received Deduction for Corporations
Pathfinder Aggressive	$ 217,146
Pathfinder Conservative	285,003
Pathfinder Moderate	2,905,958
Pathfinder Moderately Aggressive	3,771,573
Pathfinder Moderately Conservative	732,892
Pathfinder Moderate – Managed Volatility	1,741,502
Pathfinder Moderately Aggressive – Managed Volatility	298,444
Pathfinder Moderately Conservative – Managed Volatility	191,689
Government Money Market	—

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

Pathfinder Aggressive	$ 3,391,846
Pathfinder Conservative	2,971,558
Pathfinder Moderate	33,108,595
Pathfinder Moderately Aggressive	41,725,372
Pathfinder Moderately Conservative	8,769,549
Pathfinder Moderate – Managed Volatility	15,758,927
Pathfinder Moderately Aggressive – Managed Volatility	2,491,413
Pathfinder Moderately Conservative – Managed Volatility	1,818,950
Government Money Market	—

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. Each Portfolio elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
Pathfinder Aggressive	$ 29,529	$ 263,369
Pathfinder Conservative	14,663	130,777
Pathfinder Moderate	232,478	2,073,481
Pathfinder Moderately Aggressive	352,575	3,144,626
Pathfinder Moderately Conservative	50,131	447,121
Pathfinder Moderate – Managed Volatility	166,847	1,488,110
Pathfinder Moderately Aggressive – Managed Volatility	3,109	261,730
Pathfinder Moderately Conservative – Managed Volatility	15,204	135,605

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (28 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, the Ivy Funds (45 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy NextShares ("NextShares") (3 portfolios) and InvestEd Portfolios ("InvestEd") (6 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	1997	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (WRA Funds) (1997-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Trust: 2017 Fund Complex: 2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee; IVH; Trustee, NextShares; Trustee, InvestEd.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2015	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Independent Chairman, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Trustee/ Independent Chairman, Ivy Funds; Trustee/ Independent Chairman, IVH; Trustee/ Independent Chairman, NextShares; Trustee/ Independent Chairman, InvestEd.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Trust: 2017 Fund Complex: 2002	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	1996	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	Trustee, WRA Funds (1996-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Trust: 2017 Fund Complex: 2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Lead Director, Northwestern Mutual Funds (2003-2017); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Trust: 2017 Fund Complex: 1999	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.

**Each noted Trustee became a Trustee (and, as applicable, an officer) in the year reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).*

Interested Trustee

Mr. Herrmann is "interested" by virtue of his former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), a subsidiary of Waddell & Reed, Inc. (Waddell & Reed), as well as by virtue of his personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

Name and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Henry J. Herrmann 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).	Director, WDR, (1998 to present), IICO (2002-2016), WRIMCO (1991-2016), WISC (2001-2016), W&R Capital Management Group, Inc. (2008-2016) and WRI (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy Funds; Trustee, IVH; Trustee, NextShares; Trustee, InvestEd.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed and IDI (2018 to present).
Joseph W. Kauten 1969	Vice President Treasurer Principal Financial Officer	2009 2009 2009	2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present).

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Philip J. Sanders 1959	President	2016	2006	CEO of WDR (2016 to present); President, CEO and Chairman of IICO and WRIMCO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011 to present); CIO of IICO and WRIMCO (2010 to present).
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO and WRIMCO (2006 to present).
	Chief Compliance Officer	2009	2004	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present).
John E. Sundeen, Jr. 1960	Vice President	2009	2006	Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO (2016 to present).

*This is the date when the Officer first became an officer of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).

At a meeting of the Board of Trustees (the "Board") for the Ivy Variable Insurance Portfolios (the "Trust") held on August 14th and 15th, 2018, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreement between IICO and Securian Asset Management, Inc. (the "Subadviser") with respect to Ivy VIP Securian Real Estate Securities, Ivy VIP Pathfinder Moderate – Managed Volatility, Ivy VIP Pathfinder Moderately Aggressive – Managed Volatility, Ivy VIP Pathfinder Moderately Conservative – Managed Volatility. The Management Agreement and the Investment Subadvisory Agreement are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadviser, profitability (including any fall-out benefits) from IICO's and the Subadviser's relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and the Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2018. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 14-15, 2018 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and the Subadviser, taking into account the large amount of materials produced by IICO and the Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO has been undertaking for itself, the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and the Subadviser, as well as the other services provided to the Funds by IICO and the Subadviser (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and the Subadviser, noting the resources that each has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and the Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or the Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, the Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or the Investment Subadvisory Agreement with the Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen, although the Board took into account that the overall assets of the Funds have fallen during the prior year. Additionally, in that regard, the Board considered the significant number of initiatives that IICO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and the Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2018, approximately 15% of the funds in the Fund Complex (including the Funds) were in the top quartile of performance and 33% of such funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 49% of such funds were in the top two quartiles in the one-year period, and that 31% of all such funds had improving performance in their one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the funds, on average, were 4% below the average total expenses of their respective Broadridge Expense Group peers and flat compared to the average total expenses for their Broadridge Expense Universes. The management fees for the funds were 4% over the average management fees of their respective Broadridge Expense Group peers and 6% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the funds' shareholders generally are benefitting from lower expenses as the funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, as well as in fund mergers, which could help drive down expenses, both of which can benefit the funds' investors.

Finally, the report also examined the fees that IICO retains on funds that are subadvised by unaffiliated subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

(UNAUDITED)

Ivy Distributors, Inc., the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Ivy") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Ivy clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Ivy is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Ivy, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Ivy.

Information Collected

In order to tailor available financial products to your specific needs, Ivy may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Ivy may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Ivy may disclose information it collects from applications and other forms, as described above, we at Ivy also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Ivy may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Ivy has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Ivy and your financial advisor leaves Ivy to join a firm that has likewise entered the Protocol, Ivy may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Ivy, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1-888-923-3355 and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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THE IVY VARIABLE INSURANCE PORTFOLIOS FAMILY

Global/International Portfolios

Global Equity Income

Global Growth

International Core Equity

Domestic Equity Portfolios

Core Equity

Growth

Mid Cap Growth

Small Cap Core

Small Cap Growth

Value

Fixed Income Portfolios

Corporate Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolio

Government Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate – Managed Volatility

Pathfinder Moderately Aggressive – Managed Volatility

Pathfinder Moderately Conservative – Managed Volatility

Science and Technology

Securian Real Estate Securities

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.